5/22


08002781

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chugai Pharmaceutical

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 34668

FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/23/08

CHUGAI

Roche Group

Responding

CHUGAI PHARMACEUTICAL CO., LTD.

Annual Report 2007

ACHIEVEMENTS >>

"Creating innovative drugs in unique ways" is the motto of Chugai Pharmaceutical. The establishment of our strategic alliance with Roche* in October 2002 has enabled us to further strengthen our drug discovery platform and expand our portfolio of products and development drugs in oncology and other strategic fields. At the same time, we are employing lifecycle management to maximize product value.

In FY2007, Chugai achieved new milestones on a number of fronts, marking a new phase in our alliance with Roche. For example, the application was filed for approval in Europe and the United States for Actemra, our proprietary antibody drug for which we have signed an overseas joint development and marketing agreement with Roche. In the Japanese market, we have launched the anti-cancer drug Avastin licensed from Roche.

* Headquartered in Basel, Switzerland, Roche is one of the world's leading healthcare groups in the fields of pharmaceuticals and diagnostics. Chugai became a member of the Roche Group when it entered into a strategic alliance with Roche in October 2002. Genentech, an American company and a world leader in biotechnology, is also a member of the Roche Group.

Chugai Activities since Strategic Alliance with Roche


•Actemra: Roche-Chugai joint development and promotion overseas (Jul)
•License-in Avastin (Dec)
•2 laboratories/ 1 plant closed
• Sunrise 2010 starts
• Strategic Marketing Unit established (Jul)
• 1 laboratory closed
• 1 plant sold
•6 launches
•Actemra filed overseas
211.7
237.4
232.7
294.6
327.1
326.1
344.8
26.7
30.3
42.7
51.4
79.1
58.3
Revenues
Operating Profit
• Start of Roche-Chugai Alliance (Oct-)
• Agreement on small molecular collaboration (Sep)
• 1 plant sold
• Agreement on biotechnology collaboration (Apr)
• Concentration on prescription drug market (Dec)
• New Sunrise 2010 (Feb)
• Oncology Unit established (Oct)
• Filing of 8 projects

Chugai's consolidated results in FY2007 were substantially improved compared with FY2001, the year before we entered the alliance with Roche. Our strong performance was attributable to an expanded product lineup and a stronger sales and marketing base. Another factor was our policy of selection and concentration, under which we sold our over-the-counter drug business in FY2004 and closed or sold six research and production operations by FY2005. Meanwhile, we applied for approval of eight products in FY2006 and have made steady progress on the development front. Achievements in FY2007 included the launch of six new products and indications in the domestic market, and the filing of application for Actemra in both Europe and the United States.

WHERE WE ARE

We recently revised our six-year Mid-Term Business Plan, "Sunrise 2010," launched in FY2005, to take account of the considerable impact from changes in the business environment since the plan's formulation. Under the revised plan, renamed "Sunrise 2012," we are now targeting ¥460 billion in consolidated revenues and ¥80 billion in operating income by 2012.

However, this in no way alters Chugai's basic strategy of achieving growth through innovative drugs. We are utilizing both our own antibody drug research platform and the drug discovery platform for small molecules we share with Roche to create innovative medicines. These will be developed and promoted by strengthening portfolio management and employing strategic marketing. Through these measures and the maximization of companywide productivity, we will build a firm base for further growth and success in achieving our "Sunrise 2012" targets.

Revised Mid-Term Business Plan due to Environmental Changes



Existing Products
Sunrise 2010
Sunrise 2012
New Products
Sunrise 2010
Sunrise 2012
Chugai
460.0
450.0
Sunrise 2010
Sunrise 2012
344.8
327.0

Chugai has revised its sales growth forecasts to take account of various factors.

- Stiffer competition for Epogin and the flat-sum reimbursement system for erythropoietin (EPO) preparations introduced in April 2006
- Restrictions on Tamiflu prescriptions for teenagers
- Termination of marketing agreement for seven sanofi-aventis products
- Lower than expected prices for Avastin
- Slower market penetration due to stricter post-marketing safety surveillances

Drastically Enhanced Product / Development Portfolio



End of FY2001
Launched
Late stage dev.
Oncology
NEU
FEM
EPO
Others
EPO
OXA
ALF
EVI
ED-71
SVE
ACT (RA)
SIG
RMD
Beginning of FY2008
Launched
Late stage dev.
Oncology
AVA (CRC)
NEU
AVA (BC)
AVA (NSCLC)
TAR (NSCLC)
XYT
TAR (PC)
AVA (GC)
HER (BC)
HER (GC)
EPO
XEL (BC,CC)
XEL (CRC)
XEL (GC)
RIT
FEM
Others
EPO
OXA
C.E.R.A
ALF
EVI
ED-71
BONVIVA
SVE
ACT (RA)
PEG (HCV)
COPE (HCV)
PEG (Cirrhosis)
COPE (Cirrhosis)
SIG
TAM
pre-alliance
post-alliance

Chugai's product and drug development portfolio has been drastically enhanced thanks to our alliance with Roche. We have more drugs on the market and in late-stage development, and among our early-stage development compounds we are assembling strong candidates to serve unmet medical needs. Furthermore, innovations to our marketing activities have been introduced in order to maximize the value of our portfolio, which includes many groundbreaking drugs with solid worldwide reputations. We will continue achieving growth with the support of these foundations.

OUR FUTURE >>

Chugai will become a leading pharmaceutical company in Japan by pursuing healthy medium-to-long-term growth and strong earnings through R&D on innovative drugs. We will achieve the goals of "Sunrise 2012" by maximizing the value of new drugs, safeguarding our markets for existing products, and further establishing our position in oncology and other strategic fields.



Growth Through Creation of Innovative Drugs and New Markets
2012
Operating income
¥80.0 billion
Realize high growth and profit with future products beyond ACT, AVA etc.
Maximize mid-term growth with promising new products (AVA, TAR, HER, PEG/COPE, ACT etc.)
Establish robust franchise in the key therapeutic areas including oncology and secure stable profit
Competitive defense of existing products to secure profit
Growth
WIN-WIN with Roche

C O N T E N T S

Forward-Looking Statements

This annual report includes forward-looking statements pertaining to the business and prospects of the Company. These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note:

The information regarding pharmaceuticals (including products under development) is not intended for advertising, promotion or medical advice.

Responding to Our Shareholders

In FY2007, Chugai launched three new products that will become principal engines of growth for the company and obtained additional indications for another three drugs. These and other positive developments during the year helped the Company build a solid foundation for strong growth. At the same time, however, we revised the targets of our Mid-Term Business Plan in response to negative changes in the operating environment. Notwithstanding, I would like to reassure all shareholders and investors that this in no way alters Chugai's basic strategy of growth driven by innovative drugs.



Financial Highlights

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended December 31

	Millions of yen (Except as otherwise specified)					Thousands of U.S. dollars*2 (Except as otherwise specified)
	2007	2006	2005	2004	2003*1	2007
Results for the year:						
Revenues	¥344,808	¥326,109	¥327,155	¥294,671	¥232,748	$3,051,398
Operating income	66,703	58,347	79,169	51,497	42,719	590,292
Income before income taxes and minority interests	66,428	62,956	86,179	57,488	49,244	587,858
Net income	40,061	38,418	53,632	34,117	28,446	354,522
Research and development expenses	54,243	54,609	50,058	48,166	43,525	480,027
Amounts per share: (Yen and U.S. dollars)						
Net income - basic -	¥ 73.23	¥ 69.35	¥ 97.00	¥ 62.27	¥ 51.73	$ 0.65
Net income - diluted -	73.16	69.26	96.33	61.34	50.94	0.65
Net Assets	703.80	703.08	665.29	583.61	542.96	6.23
Cash dividends*3	30.00	30.00	34.00	18.00	13.00	0.27
Financial position at year-end:						
Total assets	¥458,942	¥462,124	¥456,442	¥411,449	¥405,197	$4,061,434
Interest-bearing debt	343	451	1,349	6,167	10,761	3,035
Net Assets	385,798	389,598	368,306	320,847	296,717	3,414,142
Number of shares outstanding	559,636,061	559,493,113	558,655,824	555,004,964	550,691,219	—
Number of employees*4	6,282	5,962	5,357	5,327	5,680	—
Ratios:						
Operating income to revenues (%)	19.3	17.9	24.2	17.5	18.4	—
Return on equity (%)*5	10.4	10.1	15.6	11.0	9.9	—
Shareholders' equity to total assets (%)	83.5	84.3	80.7	78.0	73.2	—
Debt-to-equity ratio (%)	0.1	0.1	0.4	1.9	3.6	—
Interest coverage ratio (Times)*6	461.9	283.0	284.8	169.3	79.4	—
Research and development expenses to revenues (%)	15.7	16.7	15.3	16.3	18.7	—

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period. Figures are not fully comparable due to this change.
*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2007 have been translated from Japanese yen amounts at the rate of ¥113 to U.S. $1.00, the exchange rate prevailing on December 31, 2007.
*3 Cash dividends per share are calculated on an unconsolidated basis. Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.
*4 Number of employees includes employees seconded to companies outside the Group.
*5 ROE = Net income/Shareholders' equity (yearly average) x 100
*6 Interest coverage ratio = Net cash provided by operating activities (prior to deductions of interest paid and income taxes paid, and addition of income taxes refunded) / interest paid.


Revenues
(Billions of yen)
232,748
294,671
327,155
326,109
344,808
'03 (9 months) '04 '05 '06 '07
Net Income / ROE
(Billions of yen)
(%)
28,446
34,117
53,632
38,418
40,061
9.9
11.0
15.6
10.1
10.4
'03 (9 months) '04 '05 '06 '07
Net Income (left)
ROE (right)
Research and Development Expenses
(Billions of yen)
43,525
48,166
50,058
54,609
54,243
'03 (9 months) '04 '05 '06 '07
Cash Dividends per Share / Payout Ratio
(Yen)
(%)
13
18
24
10
30
30
25.1
28.9
35.1
43.3
41.0
'03 (9 months) '04 '05 '06 '07
Cash dividends per share (left)
Special dividends per share (left)
Payout ratio (right)
Note: Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

FY2007 in Review and Consolidated Results

Higher Earnings Despite Unfavorable Conditions for Epogin and Tamiflu

In FY2007, Chugai faced a harsher operating environment for our mainstay products, the anti-influenza agent Tamiflu and the recombinant human erythropoietin product Epogin. As for Epogin, the launch of a competing drug with a price lower than predicted came on top of the repercussions of the National Health Insurance (NHI) drug price revisions and the introduction of flat-sum reimbursement in April 2006. In response to the launch, we promptly adjusted our pricing policy for Epogin and strengthened sales and marketing activities. These efforts led to a good showing in prescription volume, but in monetary terms sales of Epogin declined ¥8.6 billion from the previous year. As for Tamiflu, ordinary seasonal sales fell ¥3.4 billion year-on-year due to the impact of restrictions on prescriptions for teenagers* and a drop in prescriptions for other age groups.

Despite these challenges, Chugai recorded a ¥6.8 billion increase in sales. Contributing factors included solid performance for oncology products. Our oncology products include the new drug Avastin, a humanized monoclonal antibody with a unique and novel mechanism of action directed against vascular endothelial growth factor (VEGF). In the bone and joint diseases field, we recorded increased sales of anti-osteoporosis agent Evista and the joint-function remedial treatment Suvenyl. As a result of the above, consolidated revenues for FY2007 totaled ¥344.8 billion, up 5.7% from the previous fiscal year. This amount includes royalties and other operating income (totaling ¥11.9 billion) accompanying a change in accounting procedures, effective from the year under review.

* Please refer to Others Field under Review of Operations on page 19 for restrictions on Tamiflu.

Development of New Growth Drivers; Higher Sales and Marketing Costs Accompanying Market Launches

FY2007 also marked the launch of major products that will serve as drivers of Chugai's future growth. In the domestic market we successively launched three drugs, all of which have already earned excellent reputations internationally: namely anti-viral agent Copegus, which enables combination therapy with Pegasys for the treatment of chronic hepatitis C, and the anti-cancer agents Avastin and Tarceva which inhibits activation of the human epidermal growth factor receptor (EGFR) by blocking the enzyme tyrosine kinase. Applications were filed for rheumatoid arthritis in Europe and the United States in November 2007 for the approval of Actemra, a humanized anti-human IL-6 receptor monoclonal antibody and Chugai's proprietary product targeting the global market.

In FY2007, selling and administrative expenses increased ¥6.5 billion compared with the previous fiscal year. This increase was due to a number of factors, including an increase in marketing aimed at medical professionals

In FY2007, we launched three drugs in the domestic market — Copegus, Avastin and Tarceva, all of which have already earned excellent reputations internationally. Applications were filed for rheumatoid arthritis in Europe and the United States in November 2007 for the approval of Actemra, a humanized anti-human IL-6 receptor monoclonal antibody and Chugai's proprietary product targeting the global market.



and a rise in the number of medical representatives due to the launch of new products, and post-marketing all-patient registration surveys for Avastin and Tarceva following stricter safety measures for drugs worldwide. Operating income was ¥66.7 billion, up 14.4% from the previous fiscal year. Recurring profit rose 11.2% to ¥67.7 billion, and net income grew 4.4% to ¥40.1 billion. These increases were attributable to higher revenue from royalties and other operating income, and other sources. By contrast, we also incurred substantial investment costs for new products that are yet to make an actual contribution to revenue.

With regard to dividends, Chugai's basic policy is to maintain stable dividend payments, with a consolidated dividend payout ratio target of 30% or more on average. For the year, the Company declared dividends of ¥30.00 per share, unchanged from the previous fiscal year, and the consolidated dividend ratio was 41.0%.

Revenues (Year on Year)


(Billions of yen)
Epogin
+14.7
Tamiflu
-8.6
+11.9
Others
Royalties and other operating income
328.1
+18.7 (+5.7%)
2006/12
2007/12

Operating Income (Year on Year)


(Billions of yen)
Increase in Product gross profit
+2.6
-6.5
Decrease in R&D exp.
Increase in selling and Admin. exp.
+11.9
Increase in Royaltise and other operating income
58.3
+8.4 (+14.4%)
2006/12
2007/12

Revision of Mid-Term Business Plan Targets and Outlook for FY2008

Business Conditions Changing More Dramatically than Expected

From FY2005 through FY2007, Chugai implemented the first three-year phase of "Sunrise 2010," its Mid-Term Business Plan. In addition to growth underpinned by leading products already launched, such as Epogin and Neutrogin, the plan called for the swift introduction of new products including Actemra, Avastin, Tarceva, Herceptin, Xeloda, Pegasys/Copegus, and R744 (overseas product name: Mircera), the first continuous erythropoietin receptor activator that is currently under development for the treatment of anemia. The plan also set aside a period of investment for promoting innovations throughout RDPMS*.

The first three years of the plan have seen the steady launch of products that will serve as drivers of new growth. However, Chugai has experienced a decrease in existing product sales that was worse than initially expected due to changes in the operating environment following the formulation of "Sunrise 2010." For example, circumstances surrounding Epogin and Tamiflu have changed, as mentioned above, and the marketing collaboration in Japan between Chugai and sanofi-aventis was terminated at the end of December 2007**. Furthermore, we project that the take-off of new growth drivers will take longer than originally anticipated due to the low level of prices given to new biopharmaceuticals, as seen in the price of Avastin, which has been set lower than the average price in major countries. At the same time, the implementation of post-marketing all-patient registration surveys and other measures are now required due to the stricter safety requirements.

* RDPMS: Research, Development, Production, Marketing, and Sales
** Sales of these products in FY2007 were ¥11.2 billion.

Revision of Mid-Term Plan

In light of these various factors, Chugai decided to revise its Mid-Term Business Plan. Under the new plan, called "Sunrise 2012," the year earmarked for achieving the targets has been put back to 2012. The revised targets are consolidated revenues of ¥460 billion and consolidated operating income of ¥80 billion, compared with the initial figures of ¥450 billion and ¥100 billion, respectively.

We arrived at these new targets after giving proper consideration to measures for enhancing productivity in addition to sales-related matters. Due to declines in drug prices and an increase in the cost-to-sales ratio stemming from a change in our product mix, we have set an operating income ratio target of 17.4% for FY 2012, down from the earlier target of 22.2%.

Forecast for FY2008: Major Earnings Decline Due to Special Factors

Chugai expects FY2008 to be an extremely challenging year due to NHI drug price revisions and other special factors on top of the already harsh operating environment. We forecast that the price revisions, as well as harsher competition surrounding Epogin, will lead to a decline in revenue. Other special factors that will have a negative effect on our performance include: (1) termination of the marketing collaboration with sanofi-aventis; (2) completion of deliveries for the government's stockpile of Tamiflu; and (3) a decline in royalties and other operating income compared to the previous year. We expect that this decline in revenue will outstrip any increase in sales from Avastin, Pegasys, and other new growth drivers. We thus project revenue of ¥327.0 billion, a year-on-year decline of ¥17.8 billion.

With regard to operating income, we project a ¥35.2 billion drop to ¥31.5 billion. This marked decline is based on significant factors causing increases in the cost of sales, selling, general and administrative expenses, and research and development expenses. The expected rise in the cost of sales is mainly due to NHI drug price revisions, lower sales of Epogin, a decline in the ratio of in-house products, an increase in depreciation expenses, and initial costs related to the consolidation of production sites. Selling, general and administrative expenses are expected to increase due to costs associated with the launch from FY2006 through FY2007 of new products and additional indications, expenses for the co-promotion of Actemra in Europe, and costs for stricter safety measures including all-patient registration surveys for Avastin, Tarceva, and Actemra. Research and development expenditures are expected to rise due to the large number of development projects including additional indications primarily in the oncology field, as well as an increase in early stage projects such as in-house anti-diabetes compounds, while we will continue streamlining the projects based on our priorities for the future growth.

Chugai expects FY2008 to be an extremely challenging year due to drug price revisions and special factors on top of the already harsh operating environment. We will seek to achieve our "Sunrise 2012" targets by establishing our position in growth areas and maximizing the value of new drugs while continuing to safeguard the markets of existing products. Chugai will strive to meet the expectations of its shareholders.

Unmet Medical Needs


Ulcer
High
Hyperlipidemia
Hypertension
Contribution of drug
Rheumatoid arthritis
Hepatitis C
Unmet Medical Needs
Schizophrenia
Breast cancer
Diabetes-related neuropathy
Diabetes-related renal disease
Gastric cancer
Colorectal cancer
Low
Lung cancer
Alzheimer's disease
Low
Satisfaction of treatment
High

Source: Report issued by Japan Heath Science Foundation (revised by Chugai)

Characteristics of Product / Development Portfolio

Innovative new products serving unmet medical needs
- Avastin, Tarceva, Herceptin and other oncology products
- Actemra
- Pegasys / Copegus etc.

Existing products well established in specialized fields
- Epogin, Oxarol
- Neutrogin, Kytril
- Suvenyl
- Sigmart etc.



Growth Strategy and Competitive Edge Remain Unchanged

Portfolio Growth Potential and RDPMS Strength

Today, pharmaceutical manufacturers are making large-scale investments to secure new drugs in growth markets such as cancer, rheumatoid arthritis, and chronic hepatitis C, where unmet medical needs are high due to low contributions by drugs and low levels of treatment satisfaction. The key feature of Chugai's portfolio of launched and development products are their concentration in this area of unmet medical needs. As competition between leading manufacturers becomes more and more intense, Chugai will need to sustain growth by harnessing the competitive edge gained from its strong portfolio of drugs, highlighted by Actemra and Avastin. To this end, we recently established the Strategic Marketing Committee and the Portfolio Management Committee, which will continue to further reinforce Chugai's RDPMS strengths with the aim of maximizing the value of its innovative drugs*.

* Please also refer to Organizational Strategy on page 28.

Growth Through Innovation: Fundamental Objective Remains Unchanged

Chugai remains firmly committed to its fundamental objective of supplying a continuous flow of breakthrough drugs originating in Japan. As a leader in biopharmaceuticals (biologics accounted for 44% of FY2007 company sales), we will do this through our leading position in research and development of biopharmaceuticals and through our ability to create synthesized drugs strengthened by the alliance with Roche.

In FY2007, Chugai out-licensed three in-house development products (two in oncology, one in diabetes) to Roche and started phase I clinical trials for one of them. In FY2008, we plan to start phase I clinical trials for the remaining two compounds, and aim to mark yet another milestone with the commencement of phase I clinical trials for a new antibody drug developed in-house.

Chugai will seek to achieve its "Sunrise 2012" targets by establishing franchises in the oncology field and other growth areas while continuing to safeguard the markets of existing products. In the medium-to-long-term, we will strengthen our drug discovery capabilities in order to create a continuous flow of new in-house developed drugs. By maximizing the value of these new drugs at the global market and bolstering market presence, Chugai will strive to meet the expectations of its shareholders.

I would like to thank shareholders and investors for their continued understanding and support.

March 2008

Osamu Nagayama
Chairman, President and CEO


REVIEW
OF
OPERATIONS

Responding to Unmet Medical Needs

* For basic information on marketed products and compounds in development, please refer to pages [illegible].

Chugai has a rich development pipeline and product lineup in the oncology field, placing it among the front ranks of pharmaceutical companies. In 2007, we launched a number of new products, and also obtained approval for additional indications. We aim to become the top company in the field by capitalizing on our strength in possessing many products that are positioned as standard therapies and our sales and marketing force that specializes in the oncology field. In 2007, Chugai held a 12.5% share (2nd place) in the domestic market*.

* IMS data. The scope of the market is defined by Chugai.

Sales of Major Products

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Neutrogin (lenograstim)	05: 32.3 06: 36.1 07: 39.2	Agent for neutropenia associated with chemotherapy	1991.12
Rituxan (rituximab)	05: 17.8 06: 18.0 07: 18.6	Anti-CD20 monoclonal antibody, antitumor agent	2001.9
Herceptin (trastuzumab)	05: 11.2 06: 14.5 07: 16.1	Anti-HER2 monoclonal antibody, antitumor agent	2001.6 (150mg) 2004.8 (60mg)
Kytril (granisetron)	05: 12.2 06: 12.9 07: 13.6	5-HT3 receptor antagonist, antiemetic agent	1992.5 2006.6 (bag)
Xeloda (capecitabine)	05: 2.7 06: 2.5 07: 2.7	Antitumor agent	2003.6
Femara (letrozole)	05: 06: 0.3 07: 1.0	Aromatase inhibitor/ agent for breast cancer in postmenopausal women	2006.5
Avastin (bevacizumab)	05: 06: 07: 3.5	Anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody	2007.6
Tarceva (erlotinib)	05: 06: 07: 0.2	Epidermal growth factor receptor (EGFR)tyrosine kinase inhibitor	2007.12

Development Pipeline (As of January 30, 2008*)

Development Code (Product Name)	Status: Phase I	Phase II	Phase III	Filed	Approved	Indication	Generic Name	Dosage form	Origin (Collaborator)
R435 (Avastin)			● (Multinational study)			Colon cancer (adjuvant)	bevacizumab	Injection	Roche /Genentech
			◉ (Multinational study)			Gastric cancer			
		●				Non-small cell lung cancer			
		◉				Breast cancer			
R1415 (Tarceva)					◉ '07/12	Non-small cell lung cancer	erlotinib	Oral	OSI/Genentech/ Roche
		●				Pancreatic cancer			
R340 (Xeloda)					◉ '07/12	Colon cancer (adjuvant)	capecitabine	Oral	Roche
			◉			Gastric cancer			
				◉ '08/2		Colorectal cancer			
R597 (Herceptin)					◉ '08/2	Breast cancer (adjuvant)	trastuzumab	Injection	Roche /Genentech
			● (Multinational study)			Gastric cancer			
EPOCH (Epogin)			◉			Chemotherapy-induced anemia	epoetin beta	Injection	In-house
MRA (Actemra)		● (Overseas)				Multiple myeloma	tocilizumab	Injection	In-house (Roche)
R744		●				Chemotherapy-induced anemia	—	Injection	Roche
R1273	●					Non-small cell lung cancer	pertuzumab	Injection	Roche /Genentech
TP300	● (Overseas)					Colorectal cancer	—	Injection	In-house

◉ Designates change in status in 2007 *Feb 2008 for Xeloda (colorectal cancer) and Herceptin (adjuvant breast cancer)



Review of 2007 Results

In April 2007, the Basic Act for Anti-Cancer Measures (see page 64) came into force in Japan. Under this new law that promotes "the availability of optimal treatment for cancer patients," there has been progress in the standardization and tailoring of cancer treatment for individual patients, and a shift to outpatient chemotherapy. To strengthen our sales and marketing capabilities and promote the proper use of Chugai's drugs in this new environment, we increased our Oncology District Offices to 48, and increased the number of Oncology MRs to 500. In 2007, sales of Chugai's oncology products rose ¥8.6 billion to ¥100.6 billion, thanks in part to the enhancement of our sales and marketing structure. In June, we launched the anti-cancer agent Avastin, a humanized monoclonal antibody with a unique and novel mechanism of action directed against vascular endothelial growth factor (VEGF), for the indication of metastatic colorectal cancer. In December, we introduced the anticancer agent Tarceva, which is a human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor, for the indication of lung cancer. Also in December, we obtained approval for the oral fluoropyrimidine drug Xeloda for the new indication of adjuvant therapy of colon cancer and an additional administration and dosage for breast cancer treatment.

2008 Strategy and Outlook

In addition to the significant changes taking place in the cancer treatment environment, as described above, we anticipate increased competition due to the launch of new products by other companies in 2008. However, by capitalizing on our extensive lineup of drugs adopted as standard treatments, Chugai will reinforce its brand power in oncology with the aim of becoming the top company in this field through an array of measures such as (1) implementing lifecycle management for current products, (2) enhancing support structures at hospitals for the promotion of proper use of our drugs, as well as the steady promotion of new drugs, (3) providing information accessible by patients and their families to raise awareness on standard therapies, their efficacy and side-effects, and (4) promoting innovation through advances such as novel antibody technology. Also, we are increasing the number of Oncology District Offices to 54 to strengthen our oncology field sales structure in each regional area. This is in response to the effort by each prefecture to enhance coordination between diagnosis and treatment, along with the enactment of the Basic Act for Anti-Cancer Measures.

Products Launched and Under Development

Neutrogin

Sales status: Despite contraction in the granulocyte-colony stimulating factor (G-CSF) market in Japan due to the increase in outpatient chemotherapy, sales of Neutrogin



Forerunner Pharma Research
Shinichi Funahashi

Extensive contribution to cancer treatment (Breast Cancer)


Treatment of breast cancer
Primary BC
Neo-adjuvant
(unapproved)
Operation
Postoperative adjuvant
Relapsed / Advanced
Hormonal therapy
Chemotherapy
Endocrinal
FEMARA
Anti-metabolic
FURTULON
XELODA
Molecular targeting
HERCEPTIN
AVASTIN
(under development)
Supportive
NEUTROGIN
KYTRIL
EPOGIN
MIRCERA*
(under development)
* Overseas name

Anticancer Market


(Billions of yen)
800
600
400
200
0
'01 '02 '03 '04 '05 '06 '07
Anticancer Mabs
Hormone Therapy
Antimetabolites
Bisphosphonates
Others

Source: IMS Pharmaceutical Market Statistics, Dec. 2001-2007 MAT, Reproduction without consent is prohibited.
Note: The scope of the market is defined by Chugai.

increased overseas, due to the effect of exchange rates and an increase in sales volume as a result of sales promotion activities, primarily in France.

Rituxan

Sales status: Rituxan is being increasingly adopted as the standard therapy for malignant lymphoma.

Herceptin

Sales status: Herceptin is recommended by the Japanese breast cancer treatment guidelines as the foundation of care in the first-line treatment of HER2-overexpressing metastatic breast cancer. We will strive to increase sales of Herceptin by the expanded indication of postoperative adjuvant therapy for breast cancer.

Development status: (1) In February 2008, Herceptin was approved for the additional indication of postoperative adjuvant therapy in patients with early HER2-positive breast cancer. (2) In 2010, we plan to file an application for the use of Herceptin in HER2-positive gastric cancer. This one-year delay in the application is due to an extension of the trial period and an increase in sample size based on improved therapy outcomes in a global clinical study (ToGA).

Xeloda

Sales status: In December 2007, Xeloda was approved for the additional indication of postoperative adjuvant therapy for colon cancer and an additional dosage and administration (dosage used overseas) for the treatment of breast cancer. Sales of Xeloda had previously been affected by the addition of breast cancer to the approved indications of a competitor product. However, we intend to expand sales of Xeloda following the recent approvals, which enable the use of the dosage used overseas for breast cancer.

Development status: In February 2008, we filed Xeloda for the additional indications of monotherapy and combination therapy with Avastin and oxaliplatin for colorectal cancer. In addition, in cooperation with other Roche Group companies, we are participating in global phase III studies that are investigating the combinations Xeloda plus Herceptin (ToGA) and Xeloda plus Avastin (AVAGAST) in gastric cancer.

Kytril

Sales status: Sales of Kytril, particularly the intravenous drip-bag formulation, remained strong, despite the launch of a generic competitor in mid-2007. The market for antiemetic agents is expanding as chemotherapy regimens become standardized and awareness of quality-of-life issues for cancer patients increases.

Femara

Sales status: Sales of Femara rose steadily in 2007. This was due mainly to the lifting of the two-week limit on prescriptions in May 2007, which has enabled long-term prescriptions, and to an increase in prescriptions for postoperative adjuvant therapy for breast cancer. We



aim to differentiate Femara from competitor products using the strong data obtained from large-scale overseas clinical trials.

Avastin

Sales status: In Japan, Avastin was approved in April and launched in June 2007 for the treatment of advanced or refractory colorectal cancer. While initial sales were slower than expected, the drug's adoption has been growing steadily, primarily at hospitals specializing in oncology. Avastin is most commonly used in combination with FOLFOX chemotherapy, which combines 5-FU, oxaliplatin, and levofolinate therapies. Although Avastin was initially administered more as a second-line therapy in cancer patients, the number of patients receiving the product as first-line therapy is gradually increasing. The use of Avastin is also becoming more widespread in outpatient therapy. In 2007, Chugai met its target of enrolling the planned 2,500 (final total resulted in 2,755) patients for a rigorous post-marketing all-patient registration survey. We plan to submit a report on the survey findings to the Ministry of Health, Labour and Welfare in the second half of 2008. Meanwhile, we will continue to ensure patient safety by monitoring all patients who receive Avastin.

Development status: (1) In October 2007, we started a joint phase III global clinical study in cooperation with Roche and Genentech for gastric cancer. (2) We are currently participating in a phase III global clinical study for adjuvant therapy for colon cancer. (3) We are currently conducting a phase II clinical study for breast cancer. (4) We are planning to file an application for the indication of lung cancer in the latter half of 2008.

Note: Please refer to column 1 (P.12) for more information on Avastin.

Tarceva

Sales status: In Japan, Tarceva was approved in October and launched in December 2007 for the treatment of patients with nonresectable, recurrent and advanced non-small cell lung cancer (NSCLC) which is aggravated following chemotherapy. At present, we are conducting a rigorous post-marketing all-patient registration survey to monitor the first 3,000 patients to receive Tarceva, which we expect will take 30 months. We are committed to providing a new and effective treatment option for lung cancer patients in Japan, while we continue to evaluate Tarceva in the clinical setting.

Development status: Phase II clinical trials of Tarceva for the treatment of pancreatic cancer are ongoing; we plan to file the application of this indication in 2009.

Note: Please refer to column 2 (P.13) for more information on Tarceva.

Epogin

Development status: In September 2007, Chugai withdrew its application for approval of Epogin as a treatment for chemotherapy-induced anemia, initially filed in December 2005. We did this to expedite approval as we will resubmit our application based on an additional clinical trial suggested as a result of consultations concerning the study.



Sales & Marketing, Tokyo Branch 1 (from left)
Osamu Fujimatsu,
Reiko Sasano

COLUMN 1 | AVASTIN Q&A



» Strategic Marketing Unit
Oncology Disease Area Dept:
Lifecycle Leader for Avastin
Shinichi Nihira, Ph.D.

Q: What are the distinguishing features of Avastin?

Avastin is a highly innovative drug that has changed the way we think about anticancer agents. It is the first agent in a new drug class called angiogenesis inhibitors. Avastin does not act directly on the cancer but instead on the blood vessels that are essential for every tumor — supplying nutrients and oxygen and removing waste products. In addition, Avastin causes the normalization of dysfunctional blood vessels frequently present in tumors, allowing more chemotherapy agents to be delivered specifically into the tumor. Furthermore, Avastin causes regression of the blood vessels and inhibits the formation of new tumor vasculature, thereby inhibiting tumour growth. Overseas, Avastin is accepted as a standard therapy for first-line treatment of metastatic colorectal cancer and has been approved for use in more than 80 countries. The expectations for Avastin are high in Japan, too, where patients are eager to obtain access to this innovative drug.

Q: What steps did Chugai take to ensure its speedy development?

Good communication between the different stakeholders was a key factor in shortening the time from development through to approval in Japan, leading to an efficient and swift review process. This involved the regulatory authorities, the physicians who conducted the clinical trials, Chugai's product lifecycle team and regulatory affairs staff who prepared the enormous marketing application dossier. We utilized overseas data from Roche and Genentech in our application. We communicated directly with Roche and collaborated closely to help them understand the specific information requirements of the Japanese authorities.

Moreover, we filed in response to an unprecedented request for an early application for approval from the Investigational Committee for Usage of Unapproved Drugs. To help make the drug accessible to patients as soon as possible, all of our departments cooperated to complete an enormous task in an extremely short time. In addition to good communication, the key to the fast, efficient development of Avastin was the teamwork by the product lifecycle teams, which harnessed Chugai's strengths across our organization.

Q: What hopes does Chugai have for Avastin?

Oncology is a field with many unmet needs. Although one in three Japanese dies of cancer, we still have a situation where drugs that are approved overseas are not available to patients in Japan. The fast-track approval for Avastin, realized by the cooperation of many people in response to requests for the drug in Japan, appears to be a major first step in changing this.

Avastin has a novel and unique mechanism of action. We therefore anticipate expansion from the current colorectal cancer indication into additional indications such as lung and breast cancer, as well as the potential, ultimately, for use in postoperative adjuvant therapy. We are working to extend the therapeutic applications of Avastin to include as many patients as possible. In close collaboration with Roche, Chugai is putting a major effort into the product's development and clinical review so that Avastin can be used by patients suffering from breast cancer, non-small cell lung cancer and gastric cancer, and potentially also postoperatively in colon and breast cancer.

Safety measures

Chugai is investigating the efficacy and safety of Avastin by monitoring all patients prescribed the drug during the first 18 months following its market launch. For a certain time after launch, Avastin's use will be limited to medical institutions that have sufficient experience in cancer chemotherapy and the ability to provide effective emergency treatment for adverse drug reactions, such as gastrointestinal perforations and hemorrhage, and which are willing to cooperate in a post-marketing all-patient registration survey. Patient safety is our top priority, and Chugai is doing everything possible to collect and provide information on the proper use of Avastin.

COLUMN 2 | TARCEVA Q&A

Q: What are the distinguishing features of Tarceva?

Tarceva stops the growth of cancer cells by inhibiting the transmission of signals that play a role in the formation and growth of cancer within cells. It is a promising new drug, which has been approved as a treatment for non-small cell lung cancer (NSCLC) in 88 countries and regions, including the United States, Europe and Japan as of February 2008.

Q: What are Chugai's expectations concerning Tarceva, and what safety measures have been put in place?

In Japan, approximately 85,000 people are diagnosed with lung cancer every year. Of these, roughly 80% have NSCLC. We want to improve the quality of life of these patients and provide them with a new option for the treatment of NSCLC. Our message to elderly patients, "Let's all enjoy many happy years with our grandchildren," echoes this wish.

Tarceva has demonstrated a statistically significant survival benefit in a wide range of patients. On the other hand, while there are reported incidences of serious side effects, Chugai is working closely with physicians and pharmacists to provide extensive support to enable its safe use by patients.

We faced a variety of challenges in order to bring Tarceva to market in December 2007. Our efforts do not stop there, however, as we believe that the time after launch will test the true value of Chugai's safety management system. Accordingly, we are working as one to ensure Tarceva's proper use.

Q: How is Tarceva different from competitor products?

Tarceva is the first and only EGFR oral targeted agent for second and third-line therapy with a proven and significant survival and symptom benefit in a broad range of patients with advanced lung cancer. Chugai will concentrate its sales and marketing activities on raising awareness of Tarceva among physicians based on a comprehensive support structure and the provision of highly appropriate information grounded on sound data.

Q: What is Chugai doing to maximize value?

First of all, we are expanding indications. At present we are working on gaining approval for Tarceva as a treatment for pancreatic cancer. We are also evaluating the drug for earlier stages of NSCLC and for a better understanding of how Tarceva can benefit a broad range of patients.

Safety measures

It has been reported that Tarceva can cause adverse reactions, including interstitial lung diseases. Therefore, its use will be limited to medical institutions which have sufficient experience in cancer chemotherapy and the ability to provide effective emergency treatment for adverse drug reactions, and which are willing to cooperate in an all-patient registration survey.

Specifically, the requirements will include (1) facilities capable of providing effective emergency treatment for cases of interstitial lung disease; (2) prior confirmation that the treating physician belongs to a lung cancer-related association and possesses sufficient experience in lung cancer chemotherapy; (3) the surveillance of all patients treated with this drug; and (4) the use of the "Tarceva tablet treatment confirmation form" stating that a physician meeting these requirements has provided a sufficient explanation to each patient.



» Strategic Marketing Unit
Oncology Disease Area Dept.
Lifecycle Leader for Tarceva
Koh Sato, Ph.D.

In 2007, the recombinant human erythropoietin Epogin held a 61.9%* share of the market for renal anemia treatments in Japan, making it the market leader. Chugai is strengthening the product lifecycle management of Epogin together with that of R744 (overseas product name: Mircera), the first continuous erythropoietin receptor activator, which is currently under development in Japan.

* IMS data. The scope of the market is defined by Chugai.

Sales of Major Products

Product Name (generic name)	Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Epogin (epoetin beta)	05: 71.8 06: 63.4 07: [illegible]	Agent for anemia associated with end-stage renal disease	1990.4 (ampoule) 2001.5 (syringe)
Oxarol (maxacalcitol)	05: 7.3 06: 7.6 07: [illegible]	Agent for secondary hyperparathyroidism in hemodialysis patients	2000.9
Renagel (sevelamer HCl)	05: 4.6 06: 5.1 07: [illegible]	Agent for hyperphosphatemia	2003.6

Development Pipeline (As of January 30, 2008)

Development Code (Product Name)	Phase I	Phase II	Status Phase III	Filed	Approved	Indication	Generic Name	Dosage form	Origin (Collaborator)
R744			○			Renal anemia	—	Injection	Roche

Epogin Sales (Year on Year)


(Billions of yen)
Market expansion 4%
+2.5
Impact from price cut for 10 7.3%
-1.1
-1.5
Investment for share retention, etc
Impact from flat-sum reimbursement 10%
-7.4
Others
-1.1
63.4
-8.6 (-13.6%)
2006/12
2007/12

Review of 2007 Results

The introduction of a flat-sum reimbursement system for erythropoietin in April 2006 (see page 67) and the market launch of a competing product in July 2007 made safeguarding sales of Epogin, one of Chugai's profit drivers, an important issue during the year. We achieved a market share of 61.9% by implementing two measures: (1) expanding our sales and marketing structure (increasing renal diseases specialty offices and enhancing collaboration between general MRs and wholesalers), and (2) adjusting our price to wholesalers. In monetary terms, however, there was a significant decrease in sales of Epogin, and as a result, sales of Chugai's renal disease field declined ¥7.2 billion to ¥69.7 billion in 2007.

2008 Strategy and Outlook

Focus on "pre-dialysis": Amid the progress of chronic kidney disease measures (see page 67) to curb the increase in patients who progress from pre-dialysis chronic renal failure through to end-stage renal failure (dialysis), there are signs that treatment of renal anemia in the pre-dialysis stage may delay the progression of the disease. The Japanese Society for Dialysis Therapy is scheduled to announce guidelines in June 2008 concerning pre-dialysis renal anemia. Chugai plans to conduct activities in line with the Society's guidelines to ensure optimal treatment for patients with this condition.

Reinforcing sales capabilities: Major companies are expected to enter the market in the future, due to the large number of potential



patients, which makes renal disease a kind of "second metabolic syndrome." Chugai is already developing a promising drug R744 (overseas product name: Mircera), and continues to reinforce its sales capabilities by bolstering its medical marketing functions and further building its organizational foundation.

Products Launched and Under Development

Epogin

Sales status: In 2007, our sales strategy and such measures as increasing investment to head off the threat of a competing product proved successful. In 2008, we will endeavor to protect Epogin from such threats and maintain our market share by continuing to reinforce our sales and marketing structure and gathering evidence from the Japan Erythropoietin Treatment Study (JET-Study, see page 67), an Epogin specific use performance study.

Development status: In August 2007, we applied for a new formulation to alleviate pain associated with subcutaneous injections, and this is expected to make it easier for patients to use Epogin.

In May 2006, Chugai filed for the additional indication of once-a-week intravenous administration of Epogin for the treatment of renal anemia in dialysis patients during the maintenance phase. However, in December 2007 we withdrew our application due to a request to conduct additional clinical trials to verify the drug's efficacy during the maintenance phase.

R744 (overseas product name: Mircera)

Development status: Development of this drug in Japan is proceeding on schedule, and we plan to file for approval in 2009.

Renagel

Sales status: Chugai is working hard to expand the market for Renagel by promoting treatment of hyperphosphatemia as recommended in the "Guidelines for the management of secondary hyperparathyroidism in chronic dialysis patients," announced in 2006 (see page 68) to manage the serum level of phosphate. Sales of Renagel are increasing based on advantages such as improvement of ectopic calcification and life expectancy, and Renagel's advantage as a non-absorbent medication.

Oxarol

Sales status: Due to the above-mentioned guideline as well as the research findings that vitamin D administration improves life expectancy, we will aim to highlight the importance of treating secondary hyperparathyroidism by Oxarol, a vitamin D analogue that causes less ectopic calcification.



Forerunner Pharma Research
(from top)
Kiyotaka Nakano,
Naoko Takahashi

In the field of bone and joint diseases, Chugai's product lineup centers on treatments for osteoporosis, osteoarthritis, and rheumatoid arthritis. Chugai has developed an activated vitamin D3 derivative and a selective estrogen receptor modulator (SERM) for the treatment of osteoporosis. We are also engaged in the development of a new activated vitamin D3 derivative and a bisphosphonate. Furthermore, Actemra, the first antibody drug to be originally developed in Japan, will be added to our product line-up as a treatment for rheumatoid arthritis.

Sales of Major Products

Product Name (generic name)	Sales (Billions of yen) '05	'06	'07	Brief Overview	Launch Year in Japan
Alfarol (alfacalcidol)	15.8	14.6	14.4	Agent for osteoporosis	1981.9 (capsule, solution) 1994.7 (powder)
Evista (raloxifene HCl)	9.2	13.4	16.0	Agent for postmenopausal osteoporosis	2004.5
Suvenyl (sodium hyaluronate)	8.1	9.1	11.0	Agent for knee pain associated with rheumatoid arthritis, osteoarthritis	2000.8

Development Pipeline (As of January 30, 2008)

Development Code (Product Name)	Status: Phase I	Phase II	Phase III	Filed	Approved	Indication	Generic Name	Dosage form	Origin (Collaborator)
MRA (Actemra)				● '06/04 (Japan)		Rheumatoid arthritis	tocilizumab /Actemra	Injection	In-house
				◉ '07/11 (Overseas)					In-house (Roche)
				● '06/04 (Japan)		Systemic onset juvenile idiopathic arthritis (sJIA)	tocilizumab /Actemra	Injection	In-house
			● (Overseas)						In-house (Roche)
R1594			◉ (Multinational study)			Rheumatoid arthritis	ocrelizumab	Injection	Roche / Genentech
ED-71			●			Osteoporosis	—	Oral	In-house
R484			◉ (II/III)			Osteoporosis	ibandronate sodium hydrate	Injection	Roche (Taisho Pharmaceutical)
		●						Oral	

◉ Designates change in status in 2007

Osteoporosis Market


(Billions of yen)
160
120
80
40
0
'01
'02
'03
'04
'05
'06
'07
SERM
Bisphosphonates
Vitamin D Plain
Calcitonins, Others

Source: IMS Pharmaceutical Market Statistics, Dec. 2001-2007 MAT. Reproduction without consent is prohibited.
Note: The scope of the market is defined by Chugai.

Review of 2007 Results and Outlook for 2008

In Japan, approval of once-weekly dosage for bisphosphonate drugs, in addition to the existing treatment, helped to increase the size of the osteoporosis treatment market in 2007, which was worth around ¥160 billion*, approximately 10% more than the previous year. In the midst of this expanding market, Chugai's product Evista, a drug with a different mode of action, contributed to the growth. Also, sales of Suvenyl were strong in the osteoarthritis market. In 2007, sales of Chugai's bone and joint disease field increased ¥4.4 billion to ¥46.2 billion.

In rheumatoid arthritis, Actemra was filed for approval in the United States and Europe in November 2007. Also in Japan, the launch of Actemra for the additional indication of rheumatoid arthritis is expected in the first half of 2008.

* IMS data. The scope of the market is defined by Chugai.

Products Launched and Under Development

Alfarol

Sales status: We worked to differentiate Alfarol from competing products through



our efforts to highlight the synergies of the drug used in combination with other treatments and the provision of information about osteoporosis and activated vitamin D3 derivatives. We plan to adopt a more proactive approach to marketing in 2008 in response to the expected intensification in competition with generic drugs accompanying the introduction of new prescription rules that promote generics.

Evista

Sales status: Sales of Evista amounted to ¥16.0 billion in 2007, up 19.4% year on year. This was attributable to continued overall expansion of the market in 2007, as well as wider acceptance of the SERM concept and the effect of Evista on improving bone quality. Another factor was the introduction of a new initiative to directly educate patients on the importance of continued drug compliance. We will strive to achieve further growth in sales in 2008 by continuing with these measures, highlighting Evista's ease of use and promoting our adherence program nationwide. Through these efforts, we will establish Evista as a solid brand.

Suvenyl

Sales status: Heightened focus among doctors and patients of osteoarthritis and hyaluronic acid, as well as Chugai's successful marketing campaign highlighting the drug's inhibition of joint damage and the benefits of its high molecular weight, have contributed to sales growth and overall expansion of the market for Suvenyl.

Actemra

Development status:

(1) Rheumatoid Arthritis: In April 2006, Chugai filed for additional indications in Japan*. Chugai aims to position Actemra as the first-line biologic agent treatment of choice for rheumatoid arthritis. Our first priorities are to fulfill the post-marketing all-patient registration survey involving every single patient, strengthen patient safety measures, and promote recognition of the drug. Overseas, five phase III clinical trials have been conducted in more than 40 countries, and four have been completed. Applications for Actemra were filed in Europe and the United States in November 2007.

(2) Systemic Onset Juvenile Idiopathic Arthritis: In April 2006, Chugai filed an application for this additional indication and has been given priority review designation*.

* In March 2008, the Pharmaceutical Subcommittee of the Ministry of Health, Labour and Welfare recommended approval of Actemra for the indications of rheumatoid arthritis, systemic onset juvenile idiopathic arthritis, and juvenile idiopathic arthritis involving multiple joints.

Note: Please refer to column 3 (P.18) for more information on Actemra.

R1594

Development status: We are currently participating in a phase III multinational study, as well as planning trials in Japan.

R484

(overseas product name: Bonviva/Boniva)

Development status: In March 2007, we started phase II/III clinical trials with the injectable dosage form for osteoporosis.


Shunsuke Kaneko

COLUMN 3 | ACTEMRA Q&A

Q: What role is Actemra expected to play?

The appearance of biologic agents capable of suppressing substances that cause inflammation and joint damage has greatly changed the treatment of rheumatoid arthritis (RA). Actemra is the third biologic agent launched in the Japanese market for the treatment of this disease, but has a completely different mechanism of action compared with other biologic drugs. It provides a new treatment option for RA, a disease in which a complete cure is yet to be found.

Actemra is a highly innovative global product developed by Chugai. Large-scale clinical trials conducted overseas have demonstrated the drug's high levels of efficacy and safety. Roche's expectations for Actemra are reflected in its joint development program with Chugai.

By using data accumulated on this drug originating in Japan, we hope to help patients suffering from RA, both in Japan and around the world.

Q: What is Chugai's post-launch strategy?

As is the case with existing biologic agents, we will conduct a stringent post-marketing all-patient registration survey. Through this survey we will confirm safety in a wider array of patients. Also, while providing accurate data supported by evidence to enable more physicians to use Actemra and see the results for themselves, we will train highly competent MRs as part of a comprehensive support system.

Overseas, we will work with Roche on promotion activities in the United Kingdom, Germany, and France. Cooperation is close, and we are building a collaborative framework in preparation for Actemra's launch.

Q: Have all production-related issues been resolved?

Yes. Actemra will be manufactured at our Utsunomiya Plant and then shipped to global markets. Expanding and upgrading our production and supply systems while maintaining consistent quality was more difficult for Actemra, a biologic agent, than for drugs made from chemical compounds. Nonetheless, we successfully completed the expansion of the Utsunomiya Plant in a short period of time. This was attributable to the sterling efforts of our technical team, and could only have been done by a firm with Chugai's expertise in biologics. We will also consider production within the Roche Group if demand for Actemra increases in the future.

Q: Actemra can be used for other indications as well, can't it?

Our first priority is to achieve market penetration in Japan and Europe for the indication of RA. As is the case with RA, there are still many intractable autoimmune diseases requiring new treatments, and patients and physicians have high expectations for Actemra in this regard. We will consider expanding its application to include a variety of diseases.



» Senior Vice President
Head of MRA Unit
Hiroyuki Ohta, Ph.D.

Chugai's anti-influenza agent Tamiflu has a 70.5%* share of the Japanese market (2007). In addition, Chugai holds the marketing rights in Japan for Pegasys, the first pegylated interferon product marketed in Japan which made once-weekly treatment of chronic hepatitis C possible, and the humanized anti-human IL-6 receptor monoclonal antibody Actemra, the world's first drug for the treatment of Castleman's disease.

* IMS data. The scope of the market is defined by Chugai.

Sales of Major Products

Product Name (generic name)		Sales (Billions of yen)	Brief Overview	Launch Year in Japan
Tamiflu* (oseltamivir)	05	35.2 (0.2)	Anti-influenza agent	2001.2 (capsule) 2002.7 (dry syrup)
	06	38.0 (24.4)		
	07	38.7 (28.5)		
Sigmart (nicorandil)	05	19.3	Anti-anginal agent	1984.4 (capsule) 1993.7 (injection)
	06	18.0		
	07	17.9		
Rythmodan (disopyramide)	05	7.2	Anti-arrhythmic agent	1978 (100mg) 1987 (50mg)
	06	6.6		
	07	5.5		
Pegasys (peginterferon alfa-2a)	05	8.0	Chronic hepatitis C	2003.12
	06	5.8		
	07	6.3		
Rocephin (ceftriaxone)	05	5.4	Cephem-type antibiotic	1986.8 (0.5g and 1g IV injection) 2003.6 (1g IV drip bag)
	06	5.5		
	07	5.7		
Copegus (ribavirin)	05		Anti-viral agent in combination with Pegasys	2007.3 (2.5mg)
	06			
	07	2.0		

* □ ( ) Sales for government stockpile

Development Pipeline (As of January 30, 2008)

Development Code (Product Name)	Phase I	Phase II	Status Phase III	Filed	Approved	Indication	Generic Name	Dosage form	Origin (Collaborator)
Cardio / Cerebrovascular Diseases									
SG-75 (Sigmart)					◉ '07/10	Acute heart failure	nicorandil	Injection	In-house
AVS				● '95/04		Subarachnoidal hemorrhage	nicaraven	Injection	In-house
Transplant, Immunology and Infectious Diseases									
R964 (Copegus)			● (II/III)			Compensated liver cirrhosis caused by hepatitis C virus	ribavirin	Oral	Roche
R442 (Pegasys)			● (II/III)			Compensated liver cirrhosis caused by hepatitis C virus	peginterferon alfa-2a	Injection	Roche
			◉ (II/III)			Chronic hepatitis B			
MRA (Actemra)		●				Crohn's disease	tocilizumab	Injection	In-house
	● (Overseas)					Castleman's disease			In-house (Roche)
	● (Overseas)					Systemic lupus erythematosus (SLE)			
NA808	◉ (Overseas)					Chronic hepatitis C	—	Injection	In-house
Other Fields									
EPOCH (Epogin)				● '02/03		Predeposit of autologous blood transfusion	epoetin beta	Injection	In-house
GM-611		● (Japan)				Diabetic gastroparesis	mitemcinal	Oral	In-house
		● (Overseas)							
		● (Overseas)				Irritable bowel syndrome (IBS)			
R1678	◉					Schizophrenia	—	Oral	Roche
R1583 (ITM-077)	◉					Type II diabetes	—	Injection	Roche / Ipsen (Teijin)
CSG452 (R7201)	◉					Type II diabetes	—	Oral	In-house

◉ Designates change in status in 2007

Copegus — Expanded Options in HCV Treatment


Initial Treatment
Pegasys + Copegus (48w)
Pegasys (48w)
competitor (48w)
Pegasys (24-48w)
competitor (24w)
Pegasys (24-48w)
High
Low
Viral load
Serogroup 1
Others
Virus type
Retreatment
Pegasys + Copegus (48w)
Pegasys (48w)
competitor (48w)
Pegasys + Copegus (24-48w)*
Pegasys (48w)
competitor (24w)
Pegasys + Copegus (24-48w)*
Pegasys (48w)
competitor (24w)*
High
Low
Viral load
Serogroup 1
Others
Virus type
HCV patients in Japan
intractable
60%
20%
10%
10%
Viral load
100KIU/mL
tractable
Serogroup 1
Others
Virus type

competitor: combination therapy of ribavirin and peginterferon with non-Chugai product
*non-responders or relapsers by interferon monotherapy

Review of 2007 Results and Outlook for 2008

Interferon Treatment for Hepatitis

In 2007, the Japanese government announced a plan to increase from 50,000 to 100,000 the number of chronic hepatitis C patients receiving interferon treatment. Chugai will reinforce its sales and marketing organization by increasing the number of Pegasys Leaders and expanding their roles. We will also continue our efforts in disease education about hepatitis C and the efficacy of interferon therapy.

Tamiflu

In March 2007, the Ministry of Health, Labour and Welfare (MHLW) issued a warning to restrict the use of the anti-influenza agent Tamiflu in teenage patients and revised information listed in the package insert. While no causal relationship has been established, the restriction followed several reported incidents of abnormal behavior in teenage influenza patients (which in some cases led to falls from buildings) who had also taken Tamiflu. Together with Roche, we are conducting additional studies and submitting reports on our findings to working groups at MHLW. As of March 2008 these investigations are ongoing. In December 2007, the MHLW's Subcommittee on the Safety of Drugs announced that so far there have been no findings that point to a causal association between Tamiflu and the abnormal behavior or sudden deaths of patients taking the drug. It said that ongoing studies should continue and further investigations were needed. As a precautionary measure, the restriction on the use of Tamiflu in teenage patients will continue for the time being. It is estimated that, during the 2007-2008 influenza season, the number of patients prescribed Tamiflu was approximately half that of previous years.

Termination of Product Marketing Collaboration between Chugai and sanofi-aventis

The marketing collaboration in Japan between Chugai and sanofi-aventis ended on December 31, 2007. Consequently, Chugai has returned to sanofi-aventis the marketing rights of seven products sold under this arrangement, including the anti-arrhythmic agent Rythmodan. The impact on sales is approximately ¥11.2 billion (2007 results).

Products Launched and Under Development

Tamiflu

Sales status: Ordinary seasonal sales of Tamiflu during the year amounted to ¥10.2 billion (2007 results). Despite an early outbreak of influenza in the 2007-2008 season, prescriptions fell 50% due to factors such as the safety restriction issued in March 2007. Also in 2007, Chugai almost completed delivery of Tamiflu for the Japanese government's stockpile against a potential outbreak of pandemic influenza (¥28.5 billion in 2007).

Sigmart

Sales status: Sales of Sigmart remained on a par with the previous year.

Development status: In October 2007, Chugai obtained approval for the use of Sigmart Injection for the additional indication of acute heart failure*, which approximately 250,000 people suffer from annually in Japan.



Chugai will work to emphasize the safe use of Sigmart Injection, including correct administration, since the dosage regimen for acute heart failure is different from that given for unstable angina. We plan to cautiously promote sales and increase market share, and will continue to gather data on the drug.

* Includes aggravated chronic heart failure.

Pegasys/Copegus

Sales status: In January 2007, the anti-viral agent Copegus was approved for the treatment of chronic hepatitis C in combination with Pegasys and was launched in March. Chugai worked to expand its patient base; sales and market share improved steadily throughout the year (Pegasys held 12.7%* share in 2007) but were slightly below plan. In 2008, we will work to penetrate the market by highlighting the evidence-based benefits of this combination therapy.

Development status: To further strengthen our hepatitis product portfolio, Chugai is conducting phase II/III clinical trials with combined Pegasys plus Copegus for the treatment of compensated liver cirrhosis caused by hepatitis C. In addition, we commenced phase II/III clinical trials for Pegasys in chronic hepatitis B in April 2007.

* IMS data. The scope of the market is defined by Chugai.

Rocephin

Sales status: Sales of Rocephin increased slightly in 2007 despite the impact of generic competitors.

Development status: In November 2007, Chugai received approval for the additional dosage of once-daily administration in children.

Actemra

Sales status: At present, Actemra is prescribed to 160 patients suffering from Castleman's disease. Our all-patient registration survey is currently ongoing.

New Products under Development

Chugai continues working to further advance into the metabolic diseases field. Our aim is to introduce best-in-class or first-in-class pharmaceutical products through collaboration with Roche as well as through our own in-house drug discovery activities. In 2007, we commenced clinical trials for four drugs, two of which were developed at Chugai.

R1583: This is a glucagon like peptide 1 (GLP-1) analog developed by Ipsen for the treatment of type 2 diabetes. In August 2007, Chugai entered into an agreement with Teijin Pharma Limited to co-develop the drug in Japan. We are participating in phase I clinical trials being conducted by Teijin Pharma Limited. R1583 is being developed outside Japan by Roche.

CSG452: This is a small-molecule compound developed by Chugai for the treatment of type 2 diabetes. Chugai licensed the drug to Roche in January 2007 and in September commenced phase I clinical trials in Japan.

NA808: This is a small-molecule compound developed by Chugai research for the treatment of chronic hepatitis C. The drug has a mode of action that works on the body, not the virus. In October 2007, we commenced phase I clinical trials outside Japan.

R1678: This is a small-molecule compound developed by Roche for the treatment of schizophrenia. In Japan, Chugai started phase I clinical trials in June 2007.



Clinical Research Dept. I
Ryohsuke Mihara

COLUMN 4 | PEGASYS/COPEGUS Q&A



>> Strategic Marketing Unit
Targeted Disease Area Dept.
Lifecycle Leader for Pegasys

Tsukasa Kusano

Q: What is the significance of the market launch of Copegus?

The launch of Copegus makes its possible to offer combination therapy with the peginterferon drug Pegasys. Chugai is the first pharmaceutical company in Japan to develop a product line-up that includes peginterferon as monotherapy and as combination therapy. The most significant thing is that it gives Japanese patients access to combination therapy with Pegasys and Copegus, which is the most widely used standard therapy for chronic hepatitis C overseas.

Q: Who can benefit from monotherapy with Pegasys?

It is particularly beneficial for elderly patients. In Japan, the average age of patients suffering from chronic hepatitis C is increasing. As side effects of ribavirin, such as anemia, are not tolerated well by elderly patients, monotherapy with Pegasys is beneficial for this age group.

Q: What aspects of development were pivotal to its success, and what role has Roche played?

Copegus was the first drug launched by Chugai following the introduction of the product lifecycle management approach. This system aims to seamlessly link all stages, from development through to sales. It involves providing development information to the marketing team and incorporating information gathered from marketing into product development. We overcame a number of challenges to establish the new system, and its success represents a big step forward for us.

Collaboration with Roche during development was also important. Roche has accumulated a large amount of data, but differences in the average ages* of overseas and Japanese patients meant that we were unable to use all of it. Overcoming this challenge and finding a way to use the overseas data effectively was one of the keys to success.

* The average age of overseas patients is just over 50, around ten years younger than patients in Japan.

Q: What does the future hold for these two drugs?

Chugai is currently developing additional indications such as hepatitis B and compensated liver cirrhosis caused by hepatitis C. Marketing will also continue to be a priority, and we will work hard to maximize the value of Pegasys and Copegus. Helping to establishing them as standard therapies in Japan, just as they are overseas, is part of this. Chugai will continue with its effort to help patients by offering standard therapies.



ORGANIZATION
AND
HUMAN
RESOURCES

Responding to Society

Fujieda Plant
Masayoshi Takahashi

Chugai is active in the five therapeutic areas of oncology, renal diseases, bone and joint diseases, lifestyle-related diseases, and infectious diseases. Our proprietary research capabilities enable the creation of innovative new drug candidates that can be launched on a global scale. Chugai is strengthening its research and development and its strategy for intellectual property to steadily launch products to the market from a highly promising development pipeline focused on its strategic therapeutic areas.

2007 Initiatives

In 2007, Chugai's R&D budget amounted to ¥54.2 billion, about the same level as in 2006. During the year, we stepped up efforts to steadily advance the development of promising candidates and launch them as soon as possible, while creating innovative compounds with global market potential.

Research

Research Goals

Embracing highly productive and innovative drug discovery portfolio management: Chugai prioritizes the allocation of resources to promising projects based on three criteria. Such projects must (1) feature development potential as novel "first-in-class drugs," (2) involve highly feasible targeted product profiles based on scientific grounds, and (3) be conducive to speedy research, which is a key to success. As a result of our careful selection of projects based on comprehensive perspectives such as treatment field, competitive conditions, and the ratio of biologics and small-molecule drugs, there were 52 research projects at the end of 2007. Three oncology products, including one antibody, are expected to enter clinical trial stage in 2008.

Chugai's Research System

Leveraging the Roche Group's Strengths and Chugai's Unique Qualities: To create new, breakthrough drugs, Chugai is building a system that enables us to share research infrastructure with Roche. By sharing genome-related research tools, a compound library that includes naturally occurring compounds, and a chemical evaluation database, we are working to build a world-class drug-discovery infrastructure and improve research productivity. Research into antibody drugs is a key Chugai strength, and here we are building an infrastructure with new production technologies and drug-discovery techniques. We are also sharing information with Roche and working on ways to enhance our production capacity and development of next-generation drugs.

Strengthening External Alliances: Chugai is also advancing collaborations with Forerunner Pharma Research Co., Ltd. (Tokyo), PharmaLogicals Research Pta. (Singapore), and C&C Research Laboratories (South Korea), a joint venture company between Chugai and South Korea's ChoongWae Pharma. In addition to these examples, we are also reinforcing our technology-sharing and collaboration through cooperation and joint research with companies, universities, and research institutions in Japan and overseas, as well as through participation in national projects, and we are endeavoring to explore new research themes and secure new technologies.

Chugai's Strengths

Biologic Drug Expertise: Having engaged in genome-related research since the 1980s, Chugai has amassed strong expertise in target selection, developed through its activities in bioinformatics and the banking of human-derived samples. Looking beyond Actemra, our antibody drug with exciting global potential, we currently have several biologic drug candidates in the pre-clinical stage. We will continue to produce internationally competitive and innovative next-generation antibody drugs with the aid of our new drug-discovery technologies, while evaluating targets made possible through our external alliances.

Efficient System of Small-Molecule Drug Discovery: Half of Chugai's drug discovery research is dedicated to small molecules. In addition to the use of Roche's chemical compound library, which gives us a high success rate of drug discovery, we are building an infrastructure to effectively discover new small molecules. The infrastructure includes our highly original cell-based high-throughput screening (HTS) based on the concept of multidimensional optimization (MDO*), structure-based drug design (SBDD) centered on data on the cubic structure of proteins, virtual screening, and the optimization of drug candidates.

* MDO combines and simultaneously optimizes multiple aspects of drugs, such as effectiveness, targeted selectivity, physical properties, metabolic stability and safety.

Trend in R&D Market


(Billions of yen)
(%)
70
60
50
40
30
20
15
10
5
0
18.7
16.3
15.3
16.7
15.7
43.53
48.17
50.06
54.61
54.24
'03 (9 months)
'04
'05
'06
'07
R&D Expenses (left)
R&D Expenses / revenues (right)

Achievements in 2007

	Number of Project	Breakdown		
		New Molecular Entities	Additional Indications	Additional Dosage and Administration / Formulations
Approved	7	3	2	2
Filed	1	—	1	—
Entered Phase III	5	2	3	—
Entered Phase II	1	—	1	—
Started Phase I	4	4	—	—
Suspended Development	2	1	—	1

Achievements in 2007

Chugai's successes in 2007 include the transfer of two compounds for cancer to late stage research and GLP safety trials scheduled for 2008. The deepening of our external alliances with Forerunner Pharma Research Co., Ltd. and PharmaLogicals has resulted in target molecule candidates for several new antibody drugs and the identification of lead antibodies. Furthermore, collaborative research with the Central Institute for Experimental Animals has resulted in a "humanized mouse" through the differentiation and growth of human cells in a severely immunodeficient (NOG) mouse. We believe that the mouse developed in this study is a useful model for pharmacological research.

Clinical Development

Development Goals

Strengthening Our Clinical Development Infrastructure by Enhancing Our Expertise and Reorganizing Our Global Development System: Chugai is currently restructuring its system to handle larger development projects, increased global development, participation in joint multinational trials, and continuous drug applications. The reforms include enhancing expertise in clinical development functions, reinforcing quality assurance, improving functions for planning comprehensive clinical development strategies by incorporating lifecycle management from the initial development stage, and reorganizing our global development system, including our overseas development offices.

Achieving Proof of Concept at a Speed Equal to Global Standard: Chugai's flexible approach to evaluating the efficacy and safety of drugs with new mechanisms of action in a short a time as possible includes many methods such as holding clinical trials in other countries. In 2007, we commenced phase I clinical trials as the first step to establish Proof of Concept (POC)* for four new drugs, including both proprietary and in-licensed drugs. The addition of one drug in the oncology field, which we began developing in 2006, brings the total of new drugs currently in the pre-POC stage to five.

* Proof of Concept: Demonstrating that the perceived benefits in the research stage of a drug will be effective when applied to humans. This usually takes place upon the completion of first part of phase II clinical trials.

Chugai's Strengths

Development Capabilities for Innovative Drugs: Chugai is reinforcing its development capabilities for innovative drugs based on many years of experience in biopharmaceuticals and the introduction of know-how from Roche.

Lifecycle Management: In order to maximize product value, Chugai is advancing integrated product lifecycle management, whereby medical needs and product development are incorporated from early clinical development through to product maturity following market launch.

Utilizing Roche Group Data and Participating in Global Trials: Chugai is able to use data from global studies with leading Roche Group products. In the case of R1594 (generic name: ocrelizumab), for example, Chugai is managing the Japanese contribution to international phase III clinical trials and also conducting phase I and II trials in Japan. In addition, Chugai played a leading role in planning the global development project for Avastin in gastric cancer. As joint sponsors, Roche, Genentech, and Chugai have simultaneously begun joint phase III international trials for the drug.

Huge Potential of Products Under Development: The significant potential of our development pipeline stems from the Roche products that have already been successfully developed overseas and from Chugai's own efforts to discover new drugs with global development potential.

Process and Milestones of Drug Development

Discovery Research				Development Research		Clinical Development		
idea/concept	target molecule identification	lead identification (nonbiologics)	lead optimization (nonbiologics)	candidate selection	preclinical studies	Phase I clinical pharmacology healthy volunteer/patient	Phase II exploratory/confirmatory patient	Phase III confirmatory patient
		lead optimization (biologics)						
	establishing assay system/ target evaluation	screening (in vitro)	screening (in vitro) (in vivo)	pharmacology DMPK pilot toxicity	pharmacology DMPK GLP tox	pharma-cokinetics safety	efficacy dose regimen dosage	efficacy safety

initiation of research → identification of target molecule → identification of lead structures → identification of compounds → identification of clinical candidate → proof of preclinical safety and efficacy → proof of clinical safety and efficacy

10 – 15 years

Achievements in 2007

The creation of the "new Chugai" through the merger with Nippon Roche has enabled us to accelerate development in Japan of a large number of candidate drugs that the Roche Group has either already launched overseas or has in the final stages of clinical development. In 2006, we filed for approval of eight drugs. In 2007, we launched three innovative new drugs, including one filed prior to 2006, and obtained approval for three additional indications. Moreover, improved productivity of Chugai's own research has resulted in several achievements: (1) licensing of a proprietary drug to Roche for the treatment of type 2 diabetes and initiation of its clinical development in Japan ahead of overseas markets; (2) commencement of the overseas clinical development of a drug with a new mechanism of action for the treatment of chronic hepatitis C; (3) out-licensing to Roche of two oncology drugs with new mechanisms of action and preparation of their clinical development in Japan; and (4) a candidate antibody drug that is scheduled to start clinical trials in 2008. In addition, Chugai has also commenced in-licensing of early-stage development compounds from Roche. One of these is a product we are now developing in Japan as a potential treatment for schizophrenia. This marks Chugai's entry into what for us is the new field of central nervous system disorders.

Note: For details concerning new products under development, please see "Others Field" on page 19.

Intellectual Property

IP Strategy

R&D Supported by IP Strategy: Chugai's intellectual property (IP) activities are integrated with the Company's management and R&D strategies and implemented on a company-wide basis. They form the foundation that supports the ongoing provision of new drugs by raising the competitive edge of Chugai's products while taking the pubic interest into account and securing operational flexibility. Such activities are underpinned by Chugai's IP policy, patent guidelines, and trademark guidelines.

The IP Department has built an effective patent network for the protection of Chugai's products by working in cooperation with R&D departments on drawing up a patent strategy for early-stage research themes. In implementing the strategy, we take various measures to determine the allocation of resources. These include decisions on which countries to file patents based on consideration of co-development activities with the Roche Group, as well as reviews of patent applications in accordance to the careful selection of research projects. Chugai also endeavors to enhance product competitiveness and extend product lifecycles through the management of IP, including such industrial property rights as patents and trademarks, know-how, biological materials, clinical trial data, and brand names. Moreover, Chugai pursues synergies in the IP field by sharing patent information with Roche.

Patent Disputes: In April 2004, Ajinomoto Co., Inc. filed a lawsuit in the Tokyo District Court claiming that Chugai's production of the recombinant human erythropoietin Epogin and the recombinant human G-CSF Neutrogin infringe a process patent held by Ajinomoto. Chugai fought the lawsuit, asserting the absence of patent infringement and the invalidity of Ajinomoto's patent. On the matter of patent infringement, in March 2006 the Tokyo District Court rendered a judgment in Chugai's favor, dismissing Ajinomoto's claim in its entirety. Although Ajinomoto appealed to the Intellectual Property High Court, the Court again upheld Chugai's position, dismissing the appeal in February 2007. In a separate application filed by Chugai to the Japanese Patent Office on the validity of the patent, the Office declared the patent to be invalid in September 2005. Ajinomoto appealed this decision to the Intellectual Property High Court, but in this matter as well, the Court rendered judgment in favor of Chugai in February 2007. As a result of Ajinomoto's subsequent decision to abandon appeals to the Supreme Court on both judgments, the two matters have been finally settled.

Chugai conducts its business in a fair and transparent way for all stakeholders, and carries out a range of unique activities to fulfill its mission of contributing to human health. Furthermore, we are implementing measures to protect the environment and building a dynamic and vibrant workplace that enables employees to demonstrate their full potential. Some of these many activities are described below.

Benefiting Patients

Development and Supply of Innovative Drugs: The mission of a pharmaceutical company is to develop and provide drugs that fulfill unmet medical needs. In 2007, Chugai launched Copegus, Avastin, and Tarceva—three new drugs that had been eagerly anticipated by patients to expand treatment options.

Providing Free Drugs for Intractable Disease: Chugai, through the non-profit organization Shuhei Ogita Fund, has been sending the drug Picibanil free of charge to children for 17 consecutive years, now reaching over 67 countries around the world. The drug is used to help children suffering from lymphangioma, a rare and intractable disease.

Disease Awareness Activities: Since 2005, Chugai has participated in the Pink Ribbon Movement, which promotes the early detection, diagnosis, and treatment of breast cancer. Other educational activities held by Chugai included citizens' symposiums to educate people on the prevention and early treatment of chronic kidney disease, and citizen forums to raise awareness of actively treating rheumatoid arthritis.

Fostering Researchers: Since 1960, through the auspices of the Tokyo Biochemical Research Foundation, Chugai has been active in providing research grants and fostering researchers engaged in fields of medical and pharmacological research.

Providing Safety Information: Chugai provides drug safety information to the public on its website, and the Drug Information Center responds to inquiries concerning Chugai products. In 2007, the Center received an average of approximately 5,400 inquiries a month, making an annual total of around 65,000 calls, which is an increase of about 15,000 inquiries from the previous year.

Benefiting Society

Teacher Training Program: In 2007, Chugai accepted five teachers employed by the Tokyo Metropolitan Government Board of Education for a program that included briefing sessions on the pharmaceutical industry and Chugai's initiatives. We have participated in this teacher-training program since 2004.

Benefiting Employees

Improving Systems to Ensure Employee Growth: Chugai has augmented its system for employee evaluation and compensation and has expanded its staff development program. In addition, the Career Support Center provides individual employees with advice on planning their careers.

Supporting Work-Life Balance: Nearly all of Chugai's female employees take childcare leave when necessary, and in the past two years four male employees have done so as well. In May 2007, we introduced a new work system for MRs that combines a short-time work system and a flexible working hour system.

Benefiting the Environment

Global Warming Prevention Activities: Chugai is working hard to achieve its goal of reducing Group-wide carbon-dioxide emissions to the fiscal 2003 level by the end of fiscal 2012. In 2007, we implemented the "Chugai Eco Challenge 2007," through which we are seeking to raise awareness of environmental issues by introducing eco-friendly practices at both home and the workplace.

Chugai Pharmaceutical Co., Ltd.
Corporate Social Responsibility Report '07


CSR'07

For further information concerning Chugai's CSR activities, please refer to the Corporate Social Responsibility Report, CSR '07. The report presents Chugai's corporate policies, including its Mission Statement and corporate governance policy, and provides stakeholders with a useful update on CSR initiatives and environmental protection activities undertaken in 2007.

- Full report is on our website: http://www.chugai-pharm.co.jp/english/corporate/csr

Chugai continues to flexibly review its organization in line with the belief that "structure follows strategy." By doing so, we will be able to attain our Mid-Term Business Plan targets, enhance our presence in strategic fields, and strengthen profitability — even under dramatically changing business conditions. The section below outlines the reorganization of our decision-making structure and the partial revision of our restructuring plan for production sites, which are intended to promote the optimal allocation of R&D resources and enhance swift decision-making.

Strengthen Decision-Making Related to Pipeline Development

An effective decision-making framework that meets the needs of the particular characteristics of a R&D stage is important in pipeline development activities. In accordance with this belief, the three committees* that evaluate Chugai's portfolio at the stages of (1) drug discovery, (2) early-stage development (from late drug discovery through to PoC), and (3) late-stage development (PoC and thereafter) have been working to make optimal decisions.

However, licensing from Roche and advances in Chugai's in-house development have highlighted the crucial need to allocate R&D resources more effectively and further strengthen lifecycle management, in order to develop as many future growth drivers as possible and maximize product value. With this is mind, Chugai reorganized its committees on March 27, 2008.

The new system features three committees: the Portfolio Management Committee, Strategic Marketing Committee, and Capital Investment Committee. The Executive Committee delegates these three committees the authority to make company-wide decisions pertaining to strategies and planning for some areas of strategic marketing and portfolio management. In addition, four new subcommittees under the three committees are tasked with maximizing product value. These four subcommittees are the Research Portfolio Committee, Project Management Committee, Product Lifecycle Committee, and Disease Fields Strategy Committee.

* Research Portfolio Committee, Research and Development Committee, and Life Cycle Committee

Post-Reorganization Decision-Making Structure


Executive Committee
Deliberate and Report
Optimize Structure
RDPM Committee
Deliberate and Report
Research Portfolio Committee
Project Management Committee
Product Lifecycle Committee
Disease Fields
Maximize Product Value
RDPM Subcommittee
Current Structure
Executive Committee
Deliberate and Report
Research Portfolio Committee
Research and Development Committee
Life Cycle Committee
RDPM Committee

Partial Revision of Production Sites Restructuring Plan

Chugai has been restructuring its production sites in order to streamline the production function and better concentrate resources. The initial plan called for the consolidation of all domestic production into two plants, Utsunomiya and Fujieda, by early 2010. However, due to the prospects for use of current production facilities to manufacture bulk biopharmaceuticals, we recently decided to cancel the plan to close the Ukima Plant and changed the reorganization plan to a three-plant system based on Utsunomiya, Fujieda, and Ukima. The Ukima Plant will continue to operate as normal with responsibility for bulk biopharmaceuticals for Epogin and Neutrogin, as well as injectable drugs, such as Picibanil.

The restructuring of our production system will enable Chugai to maintain and strengthen manufacturing technologies for biopharmaceuticals, antibodies, and highly active drugs. By enhancing our technologies, quality, and cost competitiveness in this way, we will strive to further reinforce our competitiveness.

The power of human resources lies in the combined efforts of individual employees to directly link the outcomes of reform programs — notably organizational changes, human resource system reforms, and business process reengineering (BPR) — to produce concrete results. Following a review in 2007 of our human resources development system, we will expedite reforms to create human resources, organizational systems, and a corporate culture befitting our position as an industry leader.

Rebuilding Our Human Resources Development System

Current Challenges

Ever since its introduction in 2002, our human resources development system has functioned based on the three pillars of on-the-job training (OJT), career development program (CDP), and off-the-job training (OFF-JT) and self-development. Recently, however, two challenges have arisen: (1) creating more organic linkages between these skill development policies and our business operations, and (2) developing sufficient skills needed during this period of reform and amassing such capabilities within the Company's organization.

Solutions: New Human Resources Development System

(1) ***Defining desired employee attributes:*** The desired attributes of Chugai employees are now defined by three categories: motivation and attitude, capabilities, and behavior. Our human resource system defines "behavior" through an emphasis on the fulfillment of individual roles*.

(2) ***Expanding opportunities:*** In addition to OJT, CDP, OFF-JT and self-development, we have renewed our emphasis on compensation and transfer and promotion as ways to provide further opportunities for human resources development. "Compensation" includes providing information on the skill level expected for each career stage, undertaking assessment, and motivating employees by allowing them to choose how they work. "Transfer and promotion" refers to professional development by offering opportunities to acquire new skills. The aim is to provide ongoing human resource development through the mutual linking of all of these elements.

* A comprehensive system, with an emphasis on the fulfillment of individual roles, forms the bedrock of Chugai's human resources system. Each employee's assigned role and their expected results are defined, and achievements are evaluated in terms of both actual performance and the ability to fulfill roles, which is to say on the behavioral characteristics linked to a high level of success.

Ongoing Human Resources Development

Early discovery and nurturing of management staff

Under our new human resources development system, we evaluate capabilities through an integrated approach based on all of the Company's human resources development programs. Interviews and training opportunities help us determine aptitude and suitable development programs, enabling us to reassign staff to further their experience.

Raising satisfaction with our employee compensation system

(1) In addition to linking job performance evaluations and the skills required at each career stage, the connection between self-development programs and promotion-related assessment has been strengthened. (2) Opportunities such as assessor training for managers and training for employees after promotions are used to deepen the understanding of the employee compensation system and the importance of appropriate evaluation measures.

Other Initiatives

Developing the strengths of new employees

Chugai recruited 300 new graduates and 34 mid-career personnel in 2007, continuing its place as a top recruiter within the industry for the second consecutive year. With the aim of developing the strengths of approximately 900 new employees hired by the Company since 2005 as early as possible, we introduced the "Three-Year Development Package" in 2007. Under this scheme, an OJT coach assists each new employee over three years in a variety of areas, including the acquisition of life skills, independence, specialist skills, and knowledge, thus providing motivation for the further development of his or her capabilities.

Chugai views the enhancement of corporate governance as an important management task. With the aim of continuously increasing corporate value, we are building a system that emphasizes prompt decision-making, clarification of executive responsibility, and transparency and soundness of management. In addition, Chugai continues to improve internal controls, including risk management and compliance, which we view as the cornerstone of corporate governance.

Corporate Governance

Although Chugai is a consolidated member of Roche Holding Ltd., it is also an independent, publicly listed company, and thus engages in autonomous decision-making.

Features of Chugai's Governance System

Prompt Decision-Making

Chugai's Board of Directors consists of 14 members.* The Board makes decisions regarding the most important management issues and oversees the execution of business operations.

Timely execution of business operations and clarification of responsibilities

Important decisions regarding the execution of business operations are made by the Executive Committee, comprising of 12 key executive officers including the president.* The Board of Directors receives a quarterly report concerning the committee's decisions and the state of operations.

Maintaining management soundness and enhancing decision-making

1. Non-executive directors:
   (a) Seven* board members are non-executive directors;
   (b) In accordance with the alliance agreement with Roche, four Roche executives are nominated as non-executive directors. They provide opinions based on a global perspective and contribute to smooth communications between Chugai and Roche.
2. International Advisory Council:
   Chugai's International Advisory Council (IAC), made up of domestic and overseas specialists from various fields, was established to promote decision-making based on diverse perspectives.

* As of March 27, 2008

Appointment of a Roche Executive

In March 2008, Christopher Murray, a Roche executive, was appointed a director and Executive Vice President of Chugai, where he will be in charge of activities centered primarily on marketing strategies and the market launch of products. Mr. Murray holds the position of chairman of the Strategic Marketing Committee and vice-chairman of the Portfolio Management Committee, which were established in March 2008 for the purpose of introducing global capabilities from the Roche Group to further strengthen Chugai's presence in the domestic market.

Profile: Mr. Murray earned a Higher National Diploma in Business Studies from Bournemouth College of Technology (United Kingdom) in 1967. He joined Roche Hong Kong in 1976 as Pharma Manager and became Director of Pharma International in 2000. Until December 2007, Mr. Murray was head of Pharma International and a member of the Pharmaceutical Business Council.

Restrictions on Roche's Ownership of Chugai Shares

The basic agreement establishing the alliance between Chugai and Roche restricts the extent to which Roche may increase its shareholding in Chugai for a period of ten years following the date of the merger of Chugai and Nippon Roche (October 1, 2002), as set out in the table below. In addition, after the expiry of the ten-year period, Roche is obliged to limit its shareholding such that Chugai's common shares remain eligible to be listed on the First Section of the Tokyo Stock Exchange*.

* The restrictions do not apply to increases in Roche's shareholding that result from share repurchases by Chugai.

Period	Ownership restrictions
October 1, 2002 to September 30, 2007	50.1%
October 1, 2007 to September 30, 2012	59.9%
From October 1, 2012	Maintain listing on TSE*

* Under TSE rules, a company shall be delisted when the proportion of common stock that is not closely held falls below 5%.

Auditing System

Chugai auditors, the Audit Department, and the external accounting auditors work together in monitoring the Company's operations.

Auditors—Stringent Auditing

The Board of Auditors has 4 members, including 2 external auditors. The Board's stringent monitoring of decision-making by management and the execution of business operations includes attendance at Board of Directors and Executive Committee meetings and receiving business reports from the directors.

Auditor's Comment



» Corporate Auditor
Toshio Kobayashi

Recently, revisions to laws concerning corporations have been occurring with great frequency. Indeed, even attorneys specializing in corporate law are unable to confidently give advice on a particular area of law unless they spend some time keeping a close watch on the legal revisions taking place in that area. At the same time, there have also been wide-sweeping revisions to legislation affecting corporate auditors. This series of revisions has greatly strengthened the authority of corporate auditors, which in turn has increased their responsibilities. In particular, audits of the establishment and operation of internal control systems place enormous demands on corporate auditors. As an attorney who has spent many years practicing corporate law, I am committed to rigorous and effective auditing while drawing on my wealth of experience.

Corporate Governance System


General Shareholders Meeting
Selection/Dismissal
Selection/Dismissal
Selection/Dismissal
Board of Auditors
Corporate Auditors
Audit
Board of Directors
Members of the Board
Selection/Dismissal
President & CEO
Audit
Accounting Auditor
Accounting Audit
IAC
Advice
Executive Committee
Report
Executive Officers
IR Committee
Risk Management Committee
Corporate Social Responsibility Committee
Promotion
Internal Audit
Audit Department
Operating Organization

Internal Audit Department—Maintaining Independence

Chugai's Auditing Department, whose 11 members include certified internal auditors and certified fraud examiners, monitors the operations of each organizational unit. The department maintains its independence and conducts a range of activities such as submitting an annual audit plan and presenting the findings of all audit reports directly to the Executive Committee.

Internal Control (Including Risk Management and Compliance)

At Chugai, we believe that an internal control system serves as a cornerstone for enabling the Company to fulfill its social responsibilities and make appropriate and timely management decisions. In accordance with this belief, Chugai constantly strives to enhance its internal control activities across the entire organization.

Risk Management

Chugai has a Risk Management Committee and a Division Risk Management Committee. The Risk Management Committee draws up a list of risks facing each division based on information provided by the Division Risk Management Committee, and reports to the Executive Committee on preventative measures for serious risks. In the event of an emergency situation that could have a serious effect on the corporate activities of the Chugai Group, a task force headed by a representative director will be established as necessary to address the situation.

Compliance

Compliance status with regard to laws and regulations within Chugai is updated through regular quarterly surveys by compliance officers appointed within each department and division, and reports are submitted to the Compliance Committee and top management. Through compliance officers, together with managers, compliance is ensured throughout the Company.

The Chugai Business Conduct Guidelines (Chugai BCG) ensure that directors and employees execute operations appropriately in compliance with laws and regulations. The Corporate Social Responsibility Committee, created under the Executive Committee, together with the Corporate Social Responsibility Department ensure that the guidelines are implemented throughout the company. Chugai has also established an employee consultation desk, the BCG Hotline, to offer advice and receive information regarding observance of laws and internal regulations, and issues related to corporate ethics.

Steady Progress in Internal Control Reporting System for Financial Reports

By the end of 2007, Chugai completed its compliance system to meet Swiss internal control legislation.* We continued our efforts to establish an internal control reporting system for financial reports based on Japan's Financial Instruments and Exchange Law (the "Japanese Sarbanes-Oxley" or "J-SOX" law).** As of December 31, 2007, we had nearly completed both the documentation and evaluation (introduction and operation) of the internal controls. We expect to be close to completing the identification and improvement of any deficiencies in our internal control system by the end of 2008.

* Chugai complies with internal control regulations in force in Switzerland, where Roche Holding Ltd., Chugai's parent company, is headquartered.
** Under the law, it will be compulsory for companies to issue an "Internal Control Report" for each financial year beginning in and after April 2008 (in Chugai's case, this applies to the financial year ending December 31, 2009).



from left (front) Christopher Murray, Tatsumi Yamazaki, Motoo Ueno, Osamu Nagayama, Ryuzo Kodama, Harutaka Fujita, Naotaka Nakamura
(middle) Toshio Kobayashi, Shigetoshi Matsumoto, Etsuro Ogata, Mitsuo Ohashi, Abraham E. Cohen, Erich Hunziker
(back) Yasunori Fujii, Motoo Saito , Franz B. Humer, William M. Burns, Jonathan K.C. Knowles

Representative Directors

Osamu Nagayama

Motoo Ueno

Directors

Ryuzo Kodama

Dr. Tatsumi Yamazaki

Harutaka Fujita

Christopher Murray

Naotaka Nakamura

Dr. Etsuro Ogata
Director Emeritus of The Cancer Institute Hospital of JFCR

Mitsuo Ohashi
Chairman of the Board, SHOWA DENKO K.K.

Abraham E. Cohen
Chairman of Chugai Pharma USA

Dr. Franz B. Humer
Chairman of the Board of Directors, Roche

William M. Burns
Member of the Roche Executive Committee and CEO of the Pharmaceuticals Division

Prof. Jonathan K.C. Knowles
Member of the Roche Executive Committee and Head of Global Research

Dr. Erich Hunziker
Chief Financial Officer and Deputy Head of the Corporate Executive Committee of the Roche Group

Corporate Auditors

Motoo Saito
(full-time)

Shigetoshi Matsumoto
(full-time)

Yasunori Fujii
Special Assigned Professor of Shizuoka Sangyo University

Toshio Kobayashi
Partner, The Law Offices of Nagashima Ohno & Tsunematsu
Visiting Professor, University of Tokyo Graduate Schools for Law and Politics



Members of the Executive Committee:
from left (front) Harutaka Fujita, Ryuzo Kodama, Osamu Nagayama, Motoo Ueno, Tatsumi Yamazaki, Christopher Murray
(back) Motoo Saito , Michiharu Abe, Naotaka Nakamura, Mikio Arisawa, Shigetoshi Matsumoto

Executive Officers

Osamu Nagayama
President CEO, COO

Motoo Ueno
Deputy President Corporate Social Responsibility, Technology & Production

Ryuzo Kodama
Executive Vice President CFO, System & Corporate Communications

Dr. Tatsumi Yamazaki
Executive Vice President

Harutaka Fujita
Executive Vice President
Corporate Services and Human Resources

Christopher Murray
Executive Vice President

Naotaka Nakamura
Senior Vice President
General Manager of Sales Div.

Dr. Mikio Arisawa
Senior Vice President
Head of Portfolio Management Unit, Research

Tatsuro Kosaka
Senior Vice President Head of Lifecycle Management & Marketing Unit and Department Manager of Lifecycle Management Dept. 2, Overseas Development

Dr. Stefan M. Manth
Senior Vice President
Head of Medical Strategy & Science Unit

Dr. Hiroyuki Ohta
Senior Vice President MRA

Michiharu Abe
Senior Vice President General Manager of Corporate Regulatory Compliance & Quality Assurance Div.

Kazunori Komiyama
Senior Vice President

Shunji Yokoyama
Vice President Deputy General Manager of Corporate Regulatory Compliance & Quality Assurance Div. and Head of Drug Safety Unit

Dr. Tatsuo Miyauchi
Vice President General Manager of Research Div., Intellectual Property

Dr. Yutaka Tanaka
Vice President General Manager of Clinical Development Div.

Dr. Hidetoshi Ushio
Vice President General Manager of Drug Engineering Div.

Akio Tanaka
Vice President Deputy General Manager of Sales Div. and Head of Oncology Unit

Shinya Unno
Vice President Deputy General Manager of Sales Div.

Yoshiro Saito
Vice President Deputy General Manager of Sales Div. and Department Manager of Wholesaler Business Planning Dept.

Katsuyori Kunii
Vice President Department Manager of Transplantation Immunology Area Medical Business & Science Dept.

Keiji Shima
Vice President Branch Manager of Tokyo Branch 1

Tetsuo Minoura
Vice President Branch Manager of Osaka Branch

Yoshio Itaya
Vice President General Manager of Corporate Planning Dept.

Yoichi Yamanaka
Vice President General Manager of Corporate Social Responsibility Dept.

Fumihiko Kamoshida
Vice President General Manager of Legal Dept.

Masaharu Unno
Vice President General Manager of Secretarial Dept.

Kotaro Miwa
Vice President General Manager of Human Resources Management Dept.

Mitsuru Kikuchi
Vice President General Manager of External Affairs Dept.



FINANCIAL SECTION

Financial Summary

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries

	Millions of yen except per share amount and other statistics						Thousands of U.S. dollars
	Year ended December 31,				Nine months ended December 31,	Year ended March 31,	Year ended December 31,
	2007	2006	2005	2004	2003	2003	2007
Results for the year:							
Revenues	¥344,808	¥326,109	¥327,155	¥294,671	¥232,748	¥237,391	$3,051,398
Gross profit	207,515	193,023	207,732	183,563	149,207	158,006	1,836,416
Selling, general and administrative expenses	86,569	80,067	78,505	83,900	62,963	79,178	766,097
Research and development expenses	54,243	54,609	50,058	48,166	43,525	48,511	480,027
Operating income	66,703	58,347	79,169	51,497	42,719	30,317	590,292
Net income (loss)	40,061	38,418	53,632	34,117	28,446	(20,135)	354,522
Capital investments	19,609	16,344	16,129	9,865	11,819	17,815	173,531
Depreciation and amortization	14,914	13,815	16,981	14,383	10,514	14,905	131,982
Amounts per share (Yen and U.S. dollars):							
Net income (loss) -basic-	¥ 73.23	¥ 69.35	¥ 97.00	¥ 62.27	¥ 51.73	¥ (51.75)	$ 0.65
Cash dividends*3	30.00	30.00	34.00	18.00	13.00	16.00	0.27
Financial position at year-end:							
Total assets	¥458,942	¥462,124	¥456,442	¥411,449	¥405,197	¥425,301	$4,061,434
Property, plant and equipment, net	92,495	85,150	79,460	90,051	91,970	93,969	818,540
Long-term debt	—	451	1,349	5,167	10,750	11,968	—
Total shareholders' equity	378,734	389,598	368,306	320,847	296,717	277,254	3,351,628
Other statistics:							
Number of employees*4	6,282	5,962	5,357	5,327	5,680	5,774	

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period.

*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2007 have been translated from Japanese yen amounts at ¥113=U.S. $1.00, the exchange rate prevailing on December 31, 2007.

*3 Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

*4 Number of employees includes employees seconded to companies outside the Group.

Note: The accompanying notes to the consolidated financial statements are an integral part of this summary.

Operating Environment and Chugai's Growth Strategy

During the period under review, the operating environment surrounding the pharmaceutical industry in Japan remained extremely challenging due to continued government policies to reduce medical costs, including the promotion of generic medicines.

In this business climate, the Company endeavored to engage in aggressive product research and development (R&D) activities to achieve the continued creation and acquisition of innovative new drugs, in addition to implementing marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as consumer confidence.

As a result of these R&D activities, we were able to launch three new drugs on the Japanese market during the period under review. These three drugs were Copegus, an anti-viral agent, Avastin, an anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody, and Tarceva, a human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor. Also, applications were filed in Europe and the United States for the approval of Actemra, a humanized anti-human IL-6 receptor monoclonal antibody, as a treatment for rheumatoid arthritis. Actemra, which is the first domestically produced antibody product, was developed jointly with F. Hoffinan-La Roche Ltd. (Headquarters: Switzerland) (Roche).

On the organizational front, we are working to strengthen important managerial systems, such as establishing internal control systems, which are required to ensure that all of our Group's business activities are appropriate. In addition, we are continuing our efforts to build highly productive corporate structures by moving forward with our Business Process Reengineering (BPR) Project that began in the previous fiscal year. The Company also reorganized and expanded multiple functions, including sales, safety information management, and product quality assurance, to deal with the market launch of multiple new products.

As a result, in terms of revenues, Chugai was ranked sixth in 2007 in the domestic prescription pharmaceutical market with a market share of 4.2%*.

* IMS data

Consolidated Business Results of the Fiscal Year Under Review (January 1, 2007-December 31, 2007)

Revenues

Consolidated revenues for the year amounted to ¥344.8 billion, up 5.7% from the previous fiscal year*.

Regarding domestic sales, performance was solid for oncology products as a whole, particularly the newly launched Avastin. For the bone and joint diseases field, the osteoporosis treatment Evista and the joint-function remedial treatment Suvenyl also performed well. The launch of Copegus led to a rise in sales of Pegasys (peginterferon-alfa-2a) due to the combination therapy for chronic hepatitis C. On the other hand, although the recombinant human erythropoietin Epogin made a good showing on a prescription volume basis as in the previous fiscal year, year-on-year sales fell due to the influence of a change in the settlement price. Sales of sanofi-aventis products, for which the marketing collaboration was terminated at the end of 2007, were ¥11.2 billion.

Overseas sales** totaled ¥36.4 billion, up 28.5% from the previous fiscal year due to such factors as growth in the sales of the recombinant human G-CSF Neutrogin and royalties and other operating income for Actemra. Overseas sales accounted for 10.6% of the Company's total revenues.

* Starting from the fiscal year ended December 31, 2007, the Company is including royalties and other operating income (which during the year were ¥11.9 billion) in revenues.
** The major products that constitute overseas sales are Lenograstim (product name in Japan: Neutrogin), an agent for treating neutropenia, and Nicorandil, (product name in Japan: Sigmart), an anti-angina agent.

Cost of Sales

Cost of sales rose by ¥4.2 billion to ¥137.3 billion, equivalent to 39.8% of revenues (compared with 40.8% in the previous fiscal year) due to an increase in products with a higher cost of sales ratio. Effective the year under review, the Company has included royalty and other income in revenues. If such income was excluded from revenues, the cost-to-sales ratio would be 41.2%.

Revenues and Overseas Revenues


(Billions of yen)
(%)
400
300
200
100
0
12
9
6
3
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Domestic revenues (left)
Overseas revenues (left)
Overseas revenues ratio (right)

Cost of Sales and Ratio


(Billions of yen)
(%)
150
120
90
60
30
0
50
40
30
20
10
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Cost of sales (left)
Cost of sales to revenues (right)

SG&A and R&D Expenses


(Billions of yen)
(%)
150
120
90
60
30
0
50
40
30
20
10
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
R&D expenses (left)
SG&A (left)
SG&A and R&D expenses to revenues (right)

Operating Income

Operating income totaled ¥66.7 billion, up 14.4% over last year. Selling, general and administrative expenses (excluding R&D expenses) also increased ¥6.5 billion due to personnel increases and higher expenditures for areas such as new-product marketing and post-marketing surveillance. Nevertheless, earnings were up because sales of products increased (¥6.8 billion) and accounting procedures were modified during the year under review to include royalties and other operating income under revenues (totaling ¥11.9 billion).

Although Chugai has continued to actively invest in research and development, R&D expenses in the year under review slipped ¥400 million to ¥54.2 billion, or 15.7% of revenues. This was due to an increase in the ratio of products being developed jointly with Roche. By utilizing our alliance with Roche to ensure efficient R&D activities, Chugai has maintained the ratio of R&D expenses to revenues to below 20%.

Recurring Profit

Recurring profit totaled ¥67.7 billion, up ¥6.8 billion (11.2%) from the previous fiscal period.

Net Income

Net income increased ¥1.7 billion (4.4%), to ¥40.1 billion. Net income per share rose ¥3.88, to ¥73.23.

Principal non-consolidated and consolidated performance figures, and the ratios between those figures, are as follows:

(Billions of yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Revenues	329.2	344.8	1.05
Operating income	56.5	66.7	1.18
Recurring profit	57.4	67.7	1.18
Net income	33.8	40.1	1.19

Financial Position and Cash Flows

Financial Position

At the end of the fiscal year under review, total assets stood at ¥458.9 billion, ¥3.2 billion lower than at the end of the previous fiscal year. The decrease occurred because although tangible fixed assets and deferred tax assets increased, marketable securities and inventories decreased. Total liabilities stood at ¥73.1 billion, ¥2.6 billion higher than at the end of previous fiscal year. The increase occurred due to factors including an increase in accrued income taxes. Total net assets were ¥385.8 billion, ¥5.8 billion lower than at the end of the previous fiscal year. Working capital (current assets less current liabilities) came to ¥260.0 billion, the current ratio was 472.5%, and the equity ratio was 83.5%, reflecting the Company's sound financial position.

Cash Flows

Cash and cash equivalents at the end of the fiscal year under review amounted to ¥73.7 billion, up ¥5.4 billion from a year earlier. Net cash provided by operating activities amounted to ¥60.4 billion. This was because income before income taxes and minority interests increased and corporate taxes and other expenditures decreased. Net cash used in investing activities amounted to ¥7.5 billion. Net cash used in financing activities amounted to ¥47.2 billion, due primarily to the acquisition of treasury stock.

Basic Profit Distribution Principles and Dividends for the Fiscal Year under Review and the Following Fiscal Year

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of the influenza epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on con-

Operating Income and Ratio


(Billions of yen)
(%)
100
80
60
40
20
0
25
20
15
10
5
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Operating income (left)
Operating income to revenues (right)

Net Income and ROE


(Billions of yen)
(%)
60
45
30
15
0
20
15
10
5
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Net income (left)
ROE (right)

Composition of Total Assets


(Billions of yen)
(%)
500
400
300
200
100
0
100
80
60
40
20
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Total assets (left)
Total shareholders' equity (left)
Interest-bearing debt (left)
Other liabilities and net assets (excluding total shareholders' equity) (left)
Ratio of total shareholders' equity to total assets (right)

solidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% or more on average. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

Note that year-end dividends for the fiscal year ended December 31, 2007 are ¥15 per share. As a result, total dividends paid during the year were ¥30 per share, unchanged from the previous fiscal year, and the consolidated dividend ratio was 41.0%.

Billions of yen	2007	2006	2005
Net cash provided by operating activities	60.4	40.5	64.7
Net cash used in by investing activities	(7.5)	(29.4)	(35.5)
Net cash used in by financing activities	(47.2)	(18.8)	(12.6)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	1.6	0.4
Net increase (decrease) in cash and cash equivalents	5.4	(6.0)	17.0
Cash and cash equivalents at beginning of year	68.3	74.4	57.4
Cash and cash equivalents at end of year	73.7	68.3	74.4

Business Risks

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur. The future risks identified in this section are based on assessments made by the Company as of the end of the consolidated fiscal year under review.

(1) New Product Development: With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. Our development pipeline is well stocked, especially in the fields of oncology, bone and joint diseases, and renal diseases. However, it will not be possible to bring all of them smoothly through to the market from the R&D stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Changes in Product Environments: In recent years, there have been rapid technological advancements in the pharmaceutical industry, and the Company faces fierce competition from pharmaceutical companies in Japan and overseas. The Company's business performance and financial status may be significantly affected by changes in product environments caused by the sale of competing products and generic products and also by changes in contracts entered into by the Company for the marketing agreement or the licensing of technologies.

(3) Side Effects: Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(4) Reform of Japan's Medical System: Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birthrate and an increasing numbers of aged citizens. As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reforms, including drug price reform.

(5) Intellectual Property (IP) Rights: The Company recognizes that it applies intellectual property rights in pursuing its business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

(6) Inventory from Roche: In line with its alliance with Roche, Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore, we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(7) Foreign Exchange-Rate Fluctuations: The Company's business activities include export and import transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility of non-negligible adverse effects on the Company's business results and financial position from such risk.

Consolidated Balance Sheets

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
December 31,

Assets	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 4) 2007
Current assets:			
Cash and cash equivalents (Note 19)	¥ 73,168	¥ 68,333	$ 647,504
Marketable securities including short-term investments (Note 13)	65,548	81,895	580,071
Receivables:			
Trade notes	24	24	212
Trade accounts	106,988	105,874	946,796
Other	6,442	5,047	57,009
Reserve for doubtful accounts	(53)	(204)	(469)
Inventories (Note 5)	55,187	61,532	488,381
Deferred tax assets (Note 10)	20,467	13,156	181,124
Other	2,036	2,005	18,018
Total current assets	329,807	337,662	2,918,646
Property, plant and equipment, at cost (Note 16):			
Land	9,927	9,927	87,850
Buildings and structures	108,279	98,114	958,221
Machinery and equipment	102,244	92,843	904,814
Construction in progress	11,983	16,065	106,044
	232,433	216,949	2,056,929
Accumulated depreciation (Note 6)	(139,938)	(131,799)	(1,238,389)
Property, plant and equipment, net	92,495	85,150	818,540
Investments and other assets:			
Investment securities (Note 13)	16,603	14,921	146,929
Unconsolidated subsidiaries and affiliates	230	299	2,036
Long-term loans	65	89	575
Lease deposits	4,228	3,947	37,416
Deferred tax assets (Note 10)	8,992	10,138	79,575
Other	6,522	9,918	57,717
Total investments and other assets	36,640	39,312	324,248
Total assets	¥ 458,942	¥ 462,124	$ 4,061,434

Liabilities and net assets	Millions of yen		Thousands of U.S. dollars (Note 4)
	2007	2006	2007
Current liabilities:			
Long-term debt due within one year	¥ 343	¥ —	$ 3,035
Payables (Note 20):			
Trade notes	4	2	35
Trade accounts	17,321	28,132	153,283
Construction	4,682	7,068	41,434
Other	519	308	4,593
Income taxes payable (Note 10)	16,326	6,405	144,478
Deferred tax liabilities (Note 10)	1	3	9
Accrued liabilities	26,458	20,145	234,142
Other	4,144	3,205	36,672
Total current liabilities	69,798	65,268	617,681
Long-term liabilities:			
Long-term debt (Notes 7 and 20)	—	451	—
Deferred tax liabilities (Note 10)	3	3	26
Reserve for employees' retirement benefits (Note 11)	2,604	4,152	23,044
Reserve for officers' retirement benefits	633	554	5,602
Other	106	92	939
Total long-term liabilities	3,346	5,252	29,611
Contingent liabilities (Note 17)			
Net assets (Notes 8 and 22):			
Shareholders' equity:			
Common stock, without par value:			
Authorized: 799,805,050 shares			
Issued:			
December 31, 2007 - 559,636,061 shares	72,948	—	645,557
December 31, 2006 - 559,493,113 shares	—	72,893	—
Additional paid-in capital	92,796	92,747	821,204
Retained earnings	248,098	226,209	2,195,557
Treasury stock, at cost:			
December 31, 2007 - 14,831,246 shares	(35,108)	—	(310,690)
December 31, 2006 - 5,363,173 shares	—	(7,590)	—
Total shareholders' equity	378,734	384,259	3,351,628
Valuation, translation adjustments and others:			
Net unrealized holding gain on securities	2,758	3,236	24,407
Translation adjustments	1,944	2,103	17,204
Total valuation, translation adjustments and others	4,702	5,339	41,611
Stock subscription rights	140	—	1,239
Minority interests in consolidated subsidiaries	2,222	2,006	19,664
Total net assets	385,798	391,604	3,414,142
Total liabilities and net assets	¥ 458,942	¥ 462,124	$ 4,061,434

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Year ended December 31,

	Millions of yen			Thousands of U.S. dollars (Note 4)
	2007	2006	2005	2007
Revenues:				
Sales	¥ 332,943	¥ 326,109	¥ 327,155	$ 2,946,398
Royalties and other operating income	11,865	—	—	105,000
	344,808	326,109	327,155	3,051,398
Cost of sales (Note 20)	137,293	133,086	119,423	1,214,982
Gross profit	207,515	193,023	207,732	1,836,416
Selling, general and administrative expenses	86,569	80,067	78,505	766,097
Research and development expenses	54,243	54,609	50,058	480,027
Operating income	66,703	58,347	79,169	590,292
Other income (expenses):				
Interest and dividend income	1,444	1,982	642	12,778
Interest expense (Note 20)	(177)	(269)	(326)	(1,566)
Other (Note 9)	(1,542)	2,896	6,694	(13,646)
	(275)	4,609	7,010	(2,434)
Income before income taxes and minority interests	66,428	62,956	86,179	587,858
Income taxes (Note 10)	(24,537)	(22,874)	(31,215)	(217,142)
Minority interests	(1,830)	(1,664)	(1,332)	(16,194)
Net income (Note 22)	¥ 40,061	¥ 38,418	¥ 53,632	$ 354,522

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Years ended December 31, 2007, 2006 and 2005

	Thousands	Millions of yen										
		Shareholders' equity (Note 8)					Valuation, translation adjustments and others					
	Number of shares issued (Note 18)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on securities	Translation adjustments	Total valuation, translation adjustments and others	Stock subscription rights	Minority interests in consolidated subsidiaries	Total net assets
Balance at December 31, 2004	555,005	¥70,532	¥90,388	¥164,855	¥(7,617)	¥318,158	¥2,405	¥284	¥2,689	¥ —	¥1,463	¥322,310
Conversion of convertible bonds (Note 19)	1,854	708	705			1,413						1,413
Exercise of stock subscription rights (Note 19)	1,797	1,204	1,201			2,405						2,405
Bonuses to directors				(94)		(94)						(94)
Disposition of treasury stock			2		5	7						7
Net income				53,632		53,632						53,632
Cash dividends paid				(11,559)		(11,559)						(11,559)
Net changes in items other than shareholders' equity							1,377	278	1,655		230	1,885
Balance at December 31, 2005	558,656	72,444	92,296	206,834	(7,612)	363,962	3,782	562	4,344	—	1,693	369,999
Conversion of convertible bonds (Note 19)	388	148	148			296						296
Exercise of stock subscription rights (Note 19)	449	301	300			601						601
Bonuses to directors				(222)		(222)						(222)
Purchases of treasury stock					(29)	(29)						(29)
Disposition of treasury stock			3		51	54						54
Net income				38,418		38,418						38,418
Cash dividends paid				(18,821)		(18,821)						(18,821)
Net changes in items other than shareholders' equity							(546)	1,541	995		313	1,308
Balance at December 31, 2006	559,493	72,893	92,747	226,209	(7,590)	384,259	3,236	2,103	5,339	—	2,006	391,604
Conversion of convertible bonds (Note 19)	143	55	54			109						109
Purchases of treasury stock					(27,615)	(27,615)						(27,615)
Disposition of treasury stock			(5)	(26)	97	66						66
Net income				40,061		40,061						40,061
Cash dividends paid				(18,146)		(18,146)						(18,146)
Net changes in items other than shareholders' equity							(478)	(159)	(637)	140	216	(281)
Balance at December 31, 2007	559,636	¥72,948	¥92,796	¥248,098	¥(35,108)	¥378,734	¥2,758	¥1,944	¥4,702	¥140	¥2,222	¥385,798

	Thousands of U.S. dollars (Note 4)										
	Shareholders' equity (Note 8)					Valuation, translation adjustments and others					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on securities	Translation adjustments	Total valuation, translation adjustments and others	Stock subscription rights	Minority interests in consolidated subsidiaries	Total net assets
Balance at December 31, 2006	$645,072	$820,769	$2,001,849	$(67,175)	$3,400,515	$28,639	$18,613	$47,252	$ —	$17,754	$3,465,521
Conversion of convertible bonds (Note 19)	485	480			965						965
Purchases of treasury stock				(244,377)	(244,377)						(244,377)
Disposition of treasury stock		(45)	(224)	862	593						593
Net income			354,522		354,522						354,522
Cash dividends paid			(160,590)		(160,590)						(160,590)
Net changes in items other than shareholders' equity						(4,232)	(1,409)	(5,641)	1,239	1,910	(2,492)
Balance at December 31, 2007	$645,557	$821,204	$2,195,557	$(310,690)	$3,351,628	$24,407	$17,204	$41,611	$1,239	$19,664	$3,414,142

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Chugai Pharmaceutical Co., Ltd. and Consolidated Subsidiaries
Year ended December 31,

	Millions of yen			Thousands of U.S. dollars (Note 4)
	2007	2006	2005	2007
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 66,428	¥ 62,956	¥ 86,179	$ 587,858
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	14,914	13,815	16,981	131,982
Loss on impairment of fixed assets	32	107	2,194	283
Decrease in reserve for employees' retirement benefits	(1,535)	(1,952)	(14,082)	(13,584)
Interest and dividend income	(1,444)	(1,982)	(642)	(12,778)
Interest expense	177	269	326	1,566
Loss on disposal of fixed assets	327	509	327	2,894
Loss (gain) on sales of fixed assets	35	47	(803)	310
Loss (gain) on sales and revaluation of investment securities	21	(2,231)	206	186
(Increase) decrease in notes and accounts receivable	(1,257)	13,290	(14,135)	(11,124)
Decrease (increase) in inventories	6,174	(13,838)	10,527	54,637
(Decrease) increase in notes and accounts payable	(10,709)	6,989	1,795	(94,770)
Increase (decrease) in accrued consumption taxes	1,128	(1,704)	(560)	9,982
Others	5,639	(3,155)	(4,182)	49,902
Subtotal	79,930	73,120	84,131	707,344
Interest and dividends received	1,366	1,944	583	12,088
Interest paid	(176)	(265)	(298)	(1,557)
Income taxes paid	(20,755)	(34,260)	(19,753)	(183,673)
Net cash provided by operating activities	60,365	40,539	64,663	534,202
Cash flows from investing activities				
Purchases of marketable securities	(225,852)	(185,882)	(123,097)	(1,998,690)
Proceeds from sales of marketable securities	242,900	175,491	93,906	2,149,557
Purchases of investment securities	(3,504)	(1,018)	(3,133)	(31,009)
Proceeds from sales of investment securities	1,336	2,741	393	11,823
Purchases of fixed assets	(22,597)	(21,323)	(9,102)	(199,973)
Proceeds from sales of fixed assets	191	608	5,473	1,690
Net decrease in short-term loans	2	—	—	18
Net decrease in long-term loans	14	12	71	124
Proceeds from sales of subsidiary's stock resulting in change in scope of consolidation	—	—	29	—
Net cash used in investing activities	(7,510)	(29,371)	(35,460)	(66,460)
Cash flows from financing activities				
Net decrease in long-term debt	(0)	(0)	(1,000)	—
Net (increase) decrease in treasury stock	(27,517)	24	5	(243,513)
Cash dividends paid	(18,137)	(18,821)	(11,559)	(160,504)
Cash dividends paid to minority interests	(1,519)	—	(3)	(13,442)
Net cash used in financing activities	(47,173)	(18,797)	(12,557)	(417,459)
Effect of exchange rate changes on cash and cash equivalents	(292)	1,581	354	(2,584)
Net increase (decrease) in cash and cash equivalents	5,390	(6,048)	17,000	47,699
Cash and cash equivalents at beginning of year	68,333	74,381	57,381	604,717
Cash and cash equivalents at end of year	¥ 73,723	¥ 68,333	¥ 74,381	$ 652,416

See accompanying notes to consolidated financial statements.

1. Basis of Presentation of Financial Statements

Chugai Pharmaceutical Co., Ltd. (the "Company") and its domestic consolidated subsidiaries maintain their books of account in accordance with accounting principles generally accepted in Japan, and its overseas consolidated subsidiaries maintain their books of account in conformity with those of their respective countries of domicile.

The accompanying consolidated financial statements of the Company and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan. Certain modifications of, and reclassifications in, the presentation of the accompanying consolidated financial statements have been made to facilitate understanding by readers outside Japan.

2. Significant Accounting Policies

(a) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and significant companies which it controls directly or indirectly. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in companies which are neither consolidated nor accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written them down.

(b) Foreign currency translation

The revenue and expense accounts of the overseas consolidated subsidiaries are translated into Japanese yen at the average exchange rate in effect for the year. Their balance sheet accounts, except for the components of net assets excluding minority interests in consolidated subsidiaries, are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. The components of net assets excluding minority interests in consolidated subsidiaries are translated at their historical rates. Translation differences are presented as translation adjustments and minority interests in consolidated subsidiaries in net assets.

(c) Cash and cash equivalents

Cash and cash equivalents consist principally of cash in banks and highly liquid investments with maturities of three months or less when purchased.

(d) Inventories

Inventories other than work in process are stated at cost determined principally by the average cost method. Work in process is stated at cost determined principally by the first-in, first-out method.

(e) Depreciation and amortization

Depreciation of property, plant and equipment is calculated primarily by the declining-balance method at rates based on the estimated useful lives of the respective assets.

Amortization of intangible assets is calculated primarily by the straight-line method. Amortization of software for internal use is calculated based on the usable period (five years).

(f) Leases

Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of leased assets to the lessee are accounted for as finance leases.

(g) Securities

Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity and other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. Non-marketable securities classified as other securities are carried at cost. If the value of marketable securities classified as other securities declines significantly, such securities are written down to their respective fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable.

(h) Retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liability as of the balance sheet date and is based on the Company's estimate of its liability for retirement benefits and its pension fund assets as of the balance sheet date.

The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees.

Prior service cost is being amortized as incurred by the declining-balance method over a period (10 years) which is shorter than the average remaining years of service of the active participants in the plans.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period (10 years) which is shorter than the average remaining years of service of the active participants in the plans.

Refer to Note 11 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under the Welfare Pension Fund Plan.

Directors and corporate auditors are not covered by the retirement benefit plans referred to above. However, the liability for their retirement benefits is calculated based on management's estimate of the amounts which would be payable if these corporate officers resigned their offices as of the balance sheet date. Amounts payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

(i) Research and development expenses

Research and development expenses are charged to income when incurred.

(j) Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the statutory tax rates which will be in effect when the differences are expected to be realized.

(k) Derivative financial instruments

The Company enters into various derivative transactions in order to manage certain risk arising from adverse fluctuation in foreign currency exchange rates and interest rates. Derivatives are carried at fair value with any changes in unrealized gain or loss charged or credited to income.

(l) Distribution of retained earnings

Under the Corporation Law of Japan (the "Law"), the distribution of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such distributions. Refer to Note 18.

3. Accounting Changes

(i) Effective January 1, 2005, the Company and its domestic consolidated subsidiaries have implemented an early adoption of a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As a result of the adoption of this new accounting standard, a loss on impairment of property, plant and equipment in the amount of ¥2,194 million was recognized and income before income taxes and minority interests decreased by the same amount for the year ended December 31, 2005 as compared with the corresponding amount under the previous method.

(ii) Effective the year ended December 31, 2006, the Company adopted an accounting standard for the presentation of net assets in the balance sheet and the related implementation guidance. In addition, effective the year ended December 31, 2006, preparation of consolidated statements of changes in net assets is required instead of consolidated statements of shareholders' equity. In this connection, the consolidated balance sheets as of December 31, 2005 and the consolidated statement of shareholders' equity for the year then ended have been restated to conform to the presentation and disclosure of the consolidated financial statements for the year ended December 31, 2006.

(iii) Effective January 1, 2007, the Company has adopted a new accounting standard for stock options.

As a result, both operating income, and income before income taxes and minority interests decreased by ¥139 million ($1,230 thousand) for the year ended December 31, 2007 from the corresponding amounts which would have been recorded under the previous method.

(iv) Until the year ended December 31, 2006, the Company recorded patents and licensing-related income as non-operating income or extraordinary income in the consolidated statements of income. Due to the recent economic success of R&D activities, it is probable that the patents and licensing-related income will increase in the future and those income has been becoming material, the Company has started to record them as revenue effective January 1, 2007.

As a result of this change, both revenue and operating income increased by ¥11,864 million ($104,991 thousand) for the year ended December 31, 2007 over the corresponding amounts which would have been recorded under the previous method. This change had no impact on income before income taxes and minority interests.

(v) Effective the year ended December 31, 2007, the Company and its domestic consolidated subsidiaries have changed their method of depreciation for all tangible fixed assets aside from buildings (excluding leasehold improvements to such buildings) acquired on or after April 1, 2007 to reflect the revisions to the Corporation Tax Law.

As a result of this change, both operating income and income before income taxes and minority interests decreased by ¥362 million ($3,204 thousand) for the year ended December 31, 2007 from the corresponding amounts which would have been recorded under the previous method.

(vi) Effective the year ended December 31, 2007, the Company has changed its method of accounting for foreign currency translation into yen to using the annual average exchange rates in effect with respect to revenues and expenses of overseas consolidated subsidiaries. Until the year ended December 31, 2006, the Company used spot rates in the foreign currency exchange market at the balance sheet dates to translate those revenues and expenses. This change was made to properly reflect the related gains and losses that occur throughout the accounting period in the consolidated financial statements by averaging the impacts of temporary fluctuations in exchange rates.

As a result of this change, revenues, operating income and income before income taxes and minority interests increased by ¥1,249 million ($11,053 thousand), ¥408 million ($3,611 thousand) and ¥447 million ($3,956 thousand), respectively, for the year ended December 31, 2007 over the corresponding amounts which would have been recorded under the previous method.

4. U.S. Dollar Amounts

The U.S. dollar amounts in the accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated from Japanese yen amounts at ¥113 = U.S.$1.00, the exchange rate prevailing on December 31, 2007. This translation is presented for convenience only and should not be construed as a representation that Japanese yen have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

5. Inventories

Inventories at December 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finished products	¥ 30,180	¥ 33,952	$ 267,080
Work in process and semifinished products	12,392	14,283	109,664
Raw materials and supplies	12,615	13,297	111,637
	¥ 55,187	¥ 61,532	$ 488,381

6. Depreciation

Depreciation of property, plant and equipment for the years ended December 31, 2007, 2006 and 2005 amounted to ¥11,507 million ($101,832 thousand), ¥10,539 million and ¥10,402 million, respectively.

7. Short-Term Bank Loans and Long-Term Debt

The Company had no short-term bank loans as of December 31, 2007 and 2006.

Long-term debt at December 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
1.05% unsecured convertible bonds due 2008	¥ 42	¥ 150	$ 371
0.8969% unsecured bonds with undetachable stock subscription rights due 2008	301	301	2,664
	343	451	3,035
Less current portion	343	—	3,035
	¥ —	¥ 451	$ —

The conversion price and period of the convertible bonds in the table above are summarized as follows:

	Conversion price per share at December 31, 2007	Conversion period (up to and including)
1.05% unsecured convertible bonds due 2008	¥762.50	September 29, 2008

The undetachable stock subscription rights issued with the 0.8969% unsecured bonds due 2008 entitle the holders to subscribe for shares of common stock of the Company at ¥1,338.5108 per share from October 1, 2002 to September 29, 2008.

Under the terms of the related indentures, trust deeds and stock subscription right agreements, the conversion and exercise prices are subject to adjustment in certain cases which include stock splits.

Sufficient shares of common stock have been reserved for the conversion of all outstanding convertible bonds and the exercise of all stock subscription rights.

The Company has entered into loan commitment agreements amounting to ¥40,000 million ($353,982 thousand) with 13 banks. There were no loans payable outstanding at December 31, 2007 under these loan commitment agreements.

8. Legal Reserve and Additional Paid-in Capital

The Law provides that an amount equal to 10% of the amount to be disbursed as distributions of capital surplus (other than the additional paid-in capital) and retained earnings (other than the legal reserve) be transferred to the additional paid-in capital and the legal reserve, respectively, until the sum of the additional paid-in capital and the legal reserve equals 25% of the capital stock account. Such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met.

9. Other Income (Expenses)

The components of "Other" in "Other income (expenses)" for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Milestone royalty payments made by Roche	¥ —	¥ 550	¥ 1,667	$ —
Gain on return of substitutional portion of Welfare Pension Fund Plan	—	—	10,718	—
Gain on sales of fixed assets	—	—	723	—
Gain (loss) on sales of marketable securities	—	2,231	(206)	—
Gain on liquidation of an affiliate	294	—	—	2,602
Loss on disposal of fixed assets and environmental recovery costs due to termination activities	—	—	(6,827)	—
Loss on disposal of fixed assets	(327)	(509)	(327)	(2,894)
Loss on impairment of fixed assets	(32)	(107)	(2,194)	(283)
Loss on restructuring costs, net	(1,521)	(394)	—	(13,460)
Loss on inventories	(2,236)	(361)	(779)	(19,788)
Loss on sales of fixed assets	—	(246)	—	—
Other	2,280	1,732	3,919	20,177
	¥ (1,542)	¥ 2,896	¥ 6,694	$ (13,646)

10. Income Taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax. The approximate aggregate statutory tax rate was 40.4% for the years ended December 31, 2007, 2006 and 2005. Income taxes for the years ended December 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Income taxes:				
Current	¥ 30,387	¥ 21,514	¥ 29,779	$ 268,912
Deferred	(5,850)	1,360	1,436	(51,770)
	¥ 24,537	¥ 22,874	¥ 31,215	$ 217,142

The significant components of deferred tax assets and liabilities at December 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Prepaid expenses	¥ 5,926	¥ 4,393	$ 52,442
Reserve for employees' retirement benefits	4,968	5,614	43,965
Depreciation	3,918	3,442	34,673
Supplies	3,576	1,435	31,646
Amortization of deferred charges	2,313	2,347	20,469
Reserve for bonuses to employees	1,832	1,263	16,212
Enterprise tax payable	1,306	453	11,557
Other	10,657	7,523	94,310
Gross deferred tax assets	34,496	26,470	305,274
Valuation allowance	(2,538)	(306)	(22,460)
Amount offset by deferred tax liabilities	(2,499)	(2,870)	(22,115)
Deferred tax assets, net	¥ 29,459	¥ 23,294	$ 260,699
Deferred tax liabilities:			
Unrealized gain on securities	¥ 1,867	¥ 2,191	$ 16,522
Deferred gain on sales of properties for tax purposes	632	679	5,593
Other	4	6	35
Total deferred tax liabilities	2,503	2,876	22,150
Amount offset by deferred tax assets	(2,499)	(2,870)	(22,115)
Deferred tax liabilities, net	¥ 4	¥ 6	$ 35

A reconciliation of the statutory and effective tax rates for the years ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Statutory tax rate	40.4%	40.4%
Permanently non-deductible expenses for tax purposes such as entertainment expenses	2.3	2.2
Permanently non-taxable income such as dividend income	(0.0)	(0.7)
Inhabitants' per capita taxes	0.2	0.2
Different tax rates applied to overseas subsidiaries	(1.3)	(1.3)
Tax credit for research and development expenses	(6.5)	(4.4)
Change in valuation allowance	2.1	—
Other	(0.3)	(0.1)
Effective tax rates	36.9%	36.3%

Disclosure of the reconciliation between the statutory and effective tax rates for the year ended December 31, 2005 has been omitted as such difference was immaterial.

11. Retirement Benefits

(a) Overview of retirement benefits

The Company has various retirement benefit plans such as defined contribution pension plans and a lump-sum payment plan. The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

Certain employees may be entitled to additional special retirement benefits (which have not been provided for) based on the conditions under which termination occurs.

(b) Retirement benefit obligation

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the accompanying consolidated balance sheets as of December 31, 2007 and 2006 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Retirement benefit obligation	¥ (61,482)	¥ (60,360)	$ (544,088)
Plan assets at fair value	62,733	62,794	555,159
Funded status	1,251	2,434	11,071
Unrecognized prior service cost	(2,927)	(3,687)	(25,903)
Unrecognized actuarial gain	(648)	(2,606)	(5,734)
Net amount	(2,324)	(3,859)	(20,566)
Prepaid pension expense	280	293	2,478
Reserve for employees' retirement benefits	¥ (2,604)	¥ (4,152)	$ (23,044)

(c) Retirement benefit expenses

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service cost (*1)	¥ 2,587	¥ 2,219	¥ 2,321	$ 22,894
Interest cost	1,345	1,183	1,468	11,903
Expected return on pension plan assets	(1,380)	(1,110)	(1,314)	(12,212)
Amortization of actuarial (gain) loss	(537)	(732)	179	(4,752)
Amortization of prior service cost	(759)	(956)	(1,433)	(6,717)
Contribution payments to a defined contribution pension plan	741	628	607	6,557
Additional retirement benefits paid	658	—	—	5,823
Total retirement benefit expenses	2,655	1,232	1,828	23,496
Gain on return of substitutional portion of Welfare Pension Fund Plan (*2)	—	—	(10,718)	—
Total	¥ 2,655	¥ 1,232	¥ (8,890)	$ 23,496

(*1) Retirement benefit expenses of consolidated subsidiaries which adopted the simplified method are included in this amount.

(*2) On October 7, 2004, the Company received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the Welfare Pension Fund Plan ("WPFP"). Subsequently, the Company received approval for its application for exemption from the obligation for benefits related to past employee services under the substitutional portion on August 1, 2005 and returned the related plan assets to the Japanese government on November 16, 2005.

In accordance with "Practical Guidelines on Retirement Benefit Accounting," the Company accounted for the separation of the substitutional portion from the corporate portion under its WPFP as of the date when the transfer of the substitutional portion of the benefit obligation and the related pension plan assets to the Japanese government was completed. As a result, a gain of ¥10,718 million was recognized for the year ended December 31, 2005.

(d) The assumptions utilized in accounting for the retirement benefit plans are summarized as follows:

	2007	2006	2005
(1) Discount rates	2.25%	2.25%	2.0%
(2) Expected rates of return on plan assets	0.7% - 2.5%	0.69% - 2.0%	2.0%

12. Leases

The Company holds certain machinery, equipment and software under finance leases which do not transfer ownership of the leased assets to the lessee. These leases are not capitalized, but are accounted for as operating leases. If the leases had been capitalized, the acquisition costs, accumulated depreciation/amortization and net book value of such leased assets at December 31, 2007 and 2006 would have been as follows:

	Millions of yen				Thousands of U.S. dollars			
2007	Machinery	Equipment	Software	Total	Machinery	Equipment	Software	Total
Acquisition costs	¥ 137	¥ 1,977	¥ 3	¥ 2,117	$ 1,212	$ 17,495	$ 27	$ 18,734
Accumulated depreciation/amortization	97	1,142	0	1,239	858	10,106	0	10,964
Net book value	¥ 40	¥ 835	¥ 3	¥ 878	$ 354	$ 7,389	$ 27	$ 7,770

	Millions of yen		
2006	Machinery	Equipment	Total
Acquisition costs	¥ 74	¥ 1,871	¥ 1,945
Accumulated depreciation	38	910	948
Net book value	¥ 36	¥ 961	¥ 997

Rental expenses, primarily for office space and equipment, amounted to ¥4,092 million ($36,212 thousand), ¥3,912 million and ¥3,834 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Lease payments relating to finance leases accounted for as operating leases included in the above amounts totaled ¥453 million ($4,009 thousand), ¥530 million and ¥604 million for the years ended December 31, 2007, 2006 and 2005, respectively, which are equal to the depreciation/amortization expense of the leased assets computed by the straight-line method over the respective lease terms. Future minimum lease payments subsequent to December 31, 2007 for finance leases accounted for as operating leases are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
2008	¥ 351	$ 3,106
2009 and thereafter	527	4,664
	¥ 878	$ 7,770

13. Securities

Securities consisted of marketable securities and non-marketable securities classified as other securities. The acquisition cost, carrying value and unrealized gain (loss) on marketable securities at December 31, 2007 and 2006 are summarized by type of security as follows:

(a) Other securities with determinable market value

	Millions of yen			Thousands of U.S. dollars		
2007	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥ 2,775	¥ 7,534	¥ 4,759	$ 24,558	$ 66,673	$ 42,115
Bonds	2,000	2,005	5	17,699	17,743	44
Other	33,000	33,026	26	292,035	292,265	230
Subtotal	37,775	42,565	4,790	334,292	376,681	42,389
Securities whose carrying value does not exceed their acquisition cost:						
Bonds	38,684	38,520	(164)	342,336	340,885	(1,451)
Subtotal	38,684	38,520	(164)	342,336	340,885	(1,451)
Total	¥ 76,459	¥ 81,085	¥ 4,626	$ 676,628	$ 717,566	$ 40,938

2006	Millions of yen Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stocks	¥ 2,770	¥ 8,214	¥ 5,444
Bonds	4,700	4,710	10
Other	27,000	27,009	9
Subtotal	34,470	39,933	5,463
Securities whose carrying value does not exceed their acquisition cost:			
Bonds	55,412	55,392	(20)
Other	990	975	(15)
Subtotal	56,402	56,367	(35)
Total	¥ 90,872	¥ 96,300	¥ 5,428

(b) Sales of securities classified as other securities

Sales proceeds from, and aggregate gain and loss on, sales of securities classified as other securities for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Sales proceeds	¥ 972	¥ 2,741	¥ 361	$ 8,602
Aggregate gain	2	2,231	247	18
Aggregate loss	(20)	—	(23)	(177)

(c) Securities without determinable market value

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Other securities:			
Unlisted securities, except for those traded on the OTC market and other	¥ 1,066	¥ 516	$ 9,434

(d) The redemption schedule for other securities with maturity dates is summarized as follows:

	Millions of yen		Thousands of U.S. dollars	
2007	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Other securities with maturity dates:				
Corporate bonds	¥ 11,997	¥ 8,558	$ 106,168	$ 75,735
Other bonds	19,970	—	176,726	—
Other	33,025	—	292,256	—
Total	¥ 64,992	¥ 8,558	$ 575,150	$ 75,735

	Millions of yen	
2006	Due in one year or less	Due after one year through five years
Other securities with maturity dates:		
Government bonds	¥ 23,901	¥ 5,216
Corporate bonds	30,985	—
Other	27,009	974
Total	¥ 81,895	¥ 6,190

14. Derivatives

The Company utilizes derivative financial instruments such as forward foreign exchange contracts, currency swaps and interest-rate swaps for the purpose of hedging its foreign currency and interest rate risks, but does not enter into such transactions for speculative trading purposes.

The Company is exposed to certain market risk arising from the forward foreign exchange contracts and swap agreements referred to above. The Company is also exposed to the risk of credit loss in the event of non-performance by its counterparties to these derivatives positions; however, the Company does not anticipate non-performance by any of its counterparties, all of whom are financial institutions with high credit ratings.

The Company enters into these derivatives transactions in accordance with the policies and strategies established by management. Routine operations involving derivatives transactions are subject to strict oversight by management.

The contract amounts of the derivatives in the table below are nominal amounts or notional principal amounts and thus do not fully reflect the potential risk associated with these open derivatives positions.

(a) Currency-related transactions

There were no open derivatives positions of currency-related transactions at December 31, 2007 or 2006.

(b) Interest rate-related transactions

There were no open derivatives positions of interest rate-related transactions at December 31, 2007.

Summarized below are the notional amounts and the estimated fair value of the open derivatives positions of interest rate-related transactions at December 31, 2006:

	Millions of yen		
2006	Notional amounts	Estimated fair value	Unrealized gain (loss)
Interest-rate swaps:			
Receive/floating and pay/fixed	¥ 5,000	¥ (54)	¥ (54)
Receive/fixed and pay/floating	5,000	56	56
Total	¥ 10,000	¥ 2	¥ 2

15. Segment Information

The Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products in Japan and overseas.

Business segments

For the years ended December 31, 2007, 2006 and 2005, as the Company and its consolidated subsidiaries operated solely in the pharmaceutical business segment, the disclosure of business segment information has been omitted.

Geographical segments

As revenues and total assets of the overseas consolidated subsidiaries constituted less than 10% of the consolidated totals for the years ended December 31, 2007, 2006 and 2005, the disclosure of geographical segment information has been omitted.

Overseas sales

Overseas sales for the year ended December 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	
Overseas sales	¥ 36,444	$ 322,513
Total consolidated revenues	¥ 344,808	$ 3,051,398
Overseas sales as a percentage of total consolidated revenues	10.6%	

As overseas sales constituted less than 10% of total consolidated revenues for the years ended December 31, 2006 and 2005, the disclosure of overseas sales information has been omitted.

16. Loss on Impairment of Fixed Assets

The Company and its domestic consolidated subsidiaries determined that substantially the entire business constitutes a single cash generating unit since the Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products. However, the Company and its domestic consolidated subsidiaries determine whether an asset is impaired on an individual asset basis if the asset is considered idle or to be disposed of.

Loss on impairment of idle assets and assets to be disposed of, which was recognized by reducing the book value of such assets to their respective net realizable value, for the years ended December 31, 2007, 2006 and 2005 amounted to ¥32 million ($283 thousand), ¥107 million and ¥2,194 million, respectively. Loss on impairment of idle assets and assets to be disposed of for the year ended December 31, 2005 mainly consisted of losses on land in the aggregate amount of ¥360 million and buildings and structures in the aggregate amount of ¥1,834 million.

17. Contingent Liabilities

The Company was contingently liable as guarantor of loan obligations for its employees of ¥582 million ($5,150 thousand) and ¥686 million in the aggregate at December 31, 2007 and 2006, respectively.

18. Supplementary Information for Consolidated Statements of Changes in Net Assets

(a) Type and number of outstanding shares

2007 Type of shares	Number of shares Balance at beginning of year	Increase in shares during the year	Decrease in shares during the year	Balance at end of year
Issued stock:				
Common stock (*1)	559,493,113	142,948	—	559,636,061
Total	559,493,113	142,948	—	559,636,061
Treasury stock:				
Common stock (*2,3)	5,363,173	9,512,367	44,294	14,831,246
Total	5,363,173	9,512,367	44,294	14,831,246

(*1) The number of outstanding shares of common stock increased by 142,948 shares due to the conversion of convertible bonds.
(*2) Treasury stock increased by 9,512,367 shares due to the repurchase of 9,500,000 shares of common stock and the repurchase of 12,367 fractional shares of less than one unit.
(*3) Treasury stock decreased by 44,294 due to the exercise of stock options resulting in a decrease of 43,400 shares and the sale of 894 fractional shares of less than one unit.

2006 Type of shares	Number of shares Balance at beginning of year	Increase in shares during the year	Decrease in shares during the year	Balance at end of year
Issued stock:				
Common stock (*1)	558,655,824	837,289	—	559,493,113
Total	558,655,824	837,289	—	559,493,113
Treasury stock:				
Common stock (*2,3)	5,386,584	12,289	35,700	5,363,173
Total	5,386,584	12,289	35,700	5,363,173

(*1) The number of outstanding shares of common stock increased by 837,289 shares due to the conversion of convertible bonds by 388,177 shares and exercise of stock subscription rights by 449,112 shares.
(*2) Treasury stock increased by 12,289 shares due to the repurchase of fractional shares of less than one unit.
(*3) Treasury stock decreased by 35,700 due to the sale of fractional shares of less than one unit.

(b) Dividends

(1) Dividends paid to shareholders

Date of approval	Resolution approved by	Type of shares	Amount (Millions of yen)	Amount (Thousands of U.S. dollars)	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
March 23, 2007	Annual general meeting of shareholders	Common stock	¥ 9,974	$ 88,277	¥ 18	$ 0.16	December 31, 2006	March 26, 2007
July 31, 2007	Board of directors	Common stock	¥ 8,172	$ 72,313	¥ 15	$ 0.13	June 30, 2007	September 7, 2007

Date of approval	Resolution approved by	Type of shares	Amount (Millions of yen)	Amount per share (Yen)	Shareholders' cut-off date	Effective date
March 23, 2006	Annual general meeting of shareholders	Common stock	¥ 12,172	¥ 22	December 31, 2005	March 24, 2006
July 31, 2006	Board of directors	Common stock	¥ 6,649	¥ 12	June 30, 2006	September 8, 2006

(2) Dividends with a shareholders' cut-off date during the current fiscal year but an effective date subsequent to the current fiscal year

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Amount (Thousands of U.S. dollars)	Paid from	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
March 27, 2008	Annual general meeting of shareholders	Common stock	¥ 8,172	$ 72,319	Retained earnings	¥ 15	$ 0.13	December 31, 2007	March 28, 2008

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Paid from	Amount per share (Yen)	Shareholders' cut-off date	Effective date
March 23, 2007	Annual general meeting of shareholders	Common stock	¥ 9,974	Retained earnings	¥ 18	December 31, 2006	March 26, 2007

19. Supplementary Cash Flow Information

(a) Cash and cash equivalents at December 31, 2007 classified by account on the balance sheets were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Cash on hand and at bank	¥ 73,168	¥ 68,333	$ 647,504
Short-term securities with maturity of within three months	555	—	4,912
Cash and cash equivalents	¥ 73,723	¥ 68,333	$ 652,416

(b) Significant non-cash transactions were as follows:

Convertible bonds and stock subscription rights

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Decrease in convertible bonds resulting from conversion	¥ 109	¥ 296	¥ 1,413	$ 965
Decrease in bonds with stock subscription rights resulting from exercise	—	¥ 601	¥ 2,405	—

20. Related Party Transactions

The Company is substantively a 51.5%-owned consolidated subsidiary of Roche Pharmholding B.V. (the "parent company"). The parent company is indirectly owned by Roche Holding Ltd. ("Roche Holding"). The Company principally purchases raw materials from F. Hoffmann-La Roche Ltd. ("Roche"), a consolidated subsidiary of Roche Holding.

Significant balances at December 31, 2007 and 2006 and transactions for the years ended December 31, 2007, 2006 and 2005 with related parties are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Balances:			
Parent company:			
Bonds with stock subscription rights	¥ 301	¥ 301	$ 2,664
Other payables	0	1	0
Roche:			
Trade payables	¥ 10,608	¥ 19,771	$ 93,876

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Transactions:				
Parent company:				
Interest expense on bonds	¥ 3	¥ 3	¥ 20	$ 27
Roche:				
Purchases of raw materials	¥ 54,279	¥ 70,394	¥ 40,440	$ 480,345

21. Stock Option Plans

At December 31, 2007 and 2006, the Company had the following stock option plans approved by its shareholders in accordance with the Law:

2007	2007 plan	2006 plan	2005 plan	2004 plan	2003 plan
Date of approval by shareholders	April 9, 2007	April 3, 2006	April 1, 2005	April 5, 2004	August 5, 2003
Grantees	6 directors and 110 employees of the Company and 3 directors and 4 employees of a subsidiary	6 directors and 111 employees of the Company	6 directors and 24 employees of the Company	6 directors and 19 employees of the Company and 1 director of a subsidiary	5 directors and 23 employees of the Company and 1 director of a subsidiary
Type of stock	Common stock	Common stock	Common stock	Common stock	Common stock
Number of shares granted	355,000	344,000	252,000	232,000	231,000
Exercise price (yen)	¥ 3,039	¥ 2,245	¥ 1,649	¥ 1,675	¥ 1,454
Exercise price (U.S. dollars)	$ 26.89	$ 19.87	$ 14.59	$ 14.82	$ 12.87
Exercisable period	April 1, 2009 - March 23, 2017	April 1, 2008 - March 23, 2016	April 1, 2007 - March 23, 2015	April 1, 2006 - March 25, 2014	July 1, 2005 - June 25, 2013

	2007 plan	2006 plan	2005 plan	2004 plan	2003 plan
Non-vested (number of shares)					
Outstanding at the beginning of the year	—	344,000	252,000	—	—
Granted during the year	355,000	—	—	—	—
Forfeited during the year	—	—	—	—	—
Vested during the year	—	—	252,000	—	—
Outstanding at the end of the year	355,000	344,000	—	—	—
Vested (number of shares)					
Outstanding at the beginning of the year	—	—	—	225,000	167,600
Vested during the year	—	—	252,000	—	—
Exercised during the year	—	—	—	7,000	36,400
Forfeited during the year	—	—	—	—	—
Outstanding at the end of the year	—	—	252,000	218,000	131,200
Weighted-average market price (yen)	¥ —	¥ —	¥ —	¥ 2,971	¥ 2,511
Weighted-average market price (U.S. dollars)	$ —	$ —	$ —	$ 26.29	$ 22.22

2006	2006 plan	2005 plan	2004 plan	2003 plan
Date of approval by shareholders	April 3, 2006	April 1, 2005	April 5, 2004	August 5, 2003
Grantees	6 directors and 111 employees of the Company	6 directors and 24 employees of the Company	6 directors and 19 employees of the Company and 1 director of a subsidiary	5 directors and 23 employees of the Company and 1 director of a subsidiary
Type of stock	Common stock	Common stock	Common stock	Common stock
Number of shares granted	344,000	252,000	232,000	231,000
Exercise price (yen)	¥ 2,245	¥ 1,649	¥ 1,675	¥ 1,454
Exercisable period	April 1, 2008 - March 23, 2016	April 1, 2007 - March 23, 2015	April 1, 2006 - March 25, 2014	July 1, 2005 - June 25, 2013

	2006 plan	2005 plan	2004 plan	2003 plan
Non-vested (number of shares)				
Outstanding at the beginning of the year	—	252,000	232,000	—
Granted during the year	344,000	—	—	—
Forfeited during the year	—	—	—	—
Vested during the year	—	—	232,000	—
Outstanding at the end of the year	344,000	252,000	—	—
Vested (number of shares)				
Outstanding at the beginning of the year	—	—	—	196,000
Vested during the year	—	—	232,000	—
Exercised during the year	—	—	7,000	28,400
Forfeited during the year	—	—	—	—
Outstanding at the end of the year	—	—	225,000	167,600
Weighted-average market price (yen)	¥ —	¥ —	¥ 2,363	¥ 2,375

22. Amounts Per Share

	Yen			U.S. dollars
	2007	2006	2005	2007
Net income:				
Basic	¥ 73.23	¥ 69.35	¥ 97.00	$ 0.65
Diluted	¥ 73.16	¥ 69.26	¥ 96.33	$ 0.65

	Yen		U.S. dollars
	2007	2006	2007
Net assets	¥ 703.80	¥ 703.08	$ 6.23

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted-average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds, and the exercise of stock subscription rights and stock options. The potential dilutive impact of 544,350 shares, 822,687 shares and 4,062,969 shares of common stock has been included in the computation of the weighted-average number of shares for the years ended December 31, 2007, 2006 and 2005, respectively.

Net assets per share are computed based on the net assets available for distribution to the shareholders of common stock (i.e., net assets excluding minority interests and stock subscription rights) and the number of shares of common stock outstanding at each balance sheet date.



Certified Public Accountants

Report of Independent Auditors

The Board of Directors
Chugai Pharmaceutical Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As disclosed in Note 3(iv), effective January 1, 2007, the Company has changed its classification of patents and licensing-related income in the consolidated statements of income.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended December 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4.

Ernst & Young ShinNihon

March 27, 2008

FACTS AND FIGURES



Forerunner Pharma Research
Shigeto Kawai

Operating Results (Consolidated Basis)

Millions of yen	2007	2006	2005	2004	2003
	Years ended December 31				Nine months ended December 31
Revenues:	344,808	326,109	327,155	294,671	232,748
Prescription pharmaceuticals	332,943	326,109	327,155	278,485	218,158
Nonprescription products	—	—	—	16,186	14,590
Royalties and other operating income	11,865	—	—	—	—
Overseas sales	36,444	28,367	23,455	18,480	16,751
Rate of increase in revenues (%)	5.7	(0.3)	13.0	—	—
Income before income taxes and minority interests	66,428	62,956	86,179	57,488	49,244
Income before income taxes and minority interests to revenues (%)	19.3	19.3	26.3	19.5	21.2
Net income	40,061	38,418	53,632	34,117	28,446
Net income to revenues (%)	11.6	11.8	16.4	11.6	12.2

Note: Revenues include Royalties and other operating income, starting from the fiscal year ended December 31, 2007.



Revenues
(Billions of yen)
400
300
200
100
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Revenues
(Billions of yen)
(%)
100
75
50
25
0
40
30
20
10
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Income before income taxes and minority interests (left)
Income before income taxes and minority interests to revenues (right)
Net Income / Net Income to Revenues
(Billions of yen)
(%)
60
45
30
15
0
20
15
10
5
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Net income (left)
Net income to revenues (right)

Per Share Data (Consolidated Basis)

Yen	2007	2006	2005	2004	2003
	Years ended December 31				Nine months ended December 31
Net income per share (basic)	73.23	69.35	97.00	62.27	51.73
Net income per share (diluted)	73.16	69.26	96.33	61.34	50.94
Shareholders' equity per share	703.80	703.08	665.29	583.61	542.96
Cash dividends per share	30.00	30.00	34.00	18.00	13.00
Payout ratio (%)	41.0	43.3	35.1	28.9	25.1



Net Income per Share (Basic) / Net Income per Share (Diluted)
(Yen)
100
75
50
25
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Net income per share (basic)
Net income per share (diluted)
Shareholders' Equity per Share
(Yen)
800
600
400
200
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Cash Dividends per Share / Payout Ratio
(Yen)
(%)
50
40
30
20
10
0
50
40
30
20
10
0
'03/12 (9 months) '04/12 '05/12 '06/12 '07/12
Cash dividends per share (left)
Special dividends per share (left)
Payout ratio (right)
Note: Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

Profitability (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Gross profit ratio (%)	60.2	59.2	63.5	62.3	64.1
Operating income to revenues (%)	19.3	17.9	24.2	17.5	18.4
Return on assets (%)	14.7	13.1	18.4	12.7	10.4
Return on equity (%)	10.4	10.1	15.6	11.0	9.9

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income /Shareholders' equity (yearly average) x 100


Gross Profit Ratio /
Operating Income to Revenues
(%)
80
60
40
20
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Gross profit ratio
Operating income to revenues
Return on Assets
(%)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Return on Equity
(%)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Stability (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Current ratio (%)	472.5	517.3	418.6	434.0	453.8
Fixed assets ratio (%)	33.7	32.0	34.8	42.6	50.4
Interest coverage (times)	461.9	283.0	284.8	169.3	79.4
Debt-to-equity ratio (%)	0.1	0.1	0.4	1.9	3.6
Shareholders' equity to total assets (%)	83.5	84.3	80.7	78.0	73.2
Market value equity ratio (%)	189.9	294.4	306.7	226.3	207.8

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100


Current Ratio /
Fixed Assets Ratio
(%)
600
500
400
300
200
100
0
(%)
60
50
40
30
20
10
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Current ratio (left)
Fixed assets ratio (right)
Interest Coverage
(Times)
500
400
300
200
100
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Debt-to-Equity Ratio /
Shareholders' Equity
to Total Assets /
Market Value Equity Ratio
(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Debt-to-equity ratio (left)
Shareholders' equity to total assets (left)
Market value equity ratio (right)

Efficiency (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Total assets turnover (times)	0.75	0.71	0.75	0.72	0.56
Trade receivables turnover (times)	3.22	3.08	2.75	2.81	2.04
Inventories turnover (times)	6.25	5.30	6.90	5.09	4.38
Trade payables turnover (times)	19.90	11.59	15.59	15.38	11.30

Notes: 1. Total assets turnover = Revenues/Total assets (yearly average)
2. Trade receivables turnover = Revenues/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Revenues/inventories
4. Trade payables turnover = Revenues/(trade notes payable + trade accounts payable)


Total Assets Turnover
(Times)
0.8
0.6
0.4
0.2
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Trade Receivables Turnover / Trade Payables Turnover
(Times)
4.0
3.0
2.0
1.0
0
(Times)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Trade receivables turnover (left)
Trade payables turnover (right)
Inventories Turnover
(Times)
8.0
6.0
4.0
2.0
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Cash Flow (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Net cash provided by (used in) operating activities (¥ millions)	60,365	40,539	64,663	51,495	(36,795)
Net cash provided by (used in) operating activities to revenues (%)	17.5	12.4	19.8	17.5	(15.8)
Capital investments to net cash provided by (used in) operating activities (%)	32.5	40.3	24.9	25.6	(32.1)
Interest-bearing debt to net cash provided by (used in) operating activities (years)	0.0	0.0	0.0	0.1	0.5

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)


Net Cash Provided by (Used in) Operating Activities to Revenues
(%)
20
10
0
-10
-20
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Capital Investments to Net Cash Provided by (Used in) Operating Activities
(%)
60
40
20
0
-20
-40
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities
(Years)
0.5
0.4
0.3
0.2
0.1
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Development Pipeline (As of January 30, 2008)

Development Code	Indication / *Additional Indication	Status (Phase I / Phase II / Phase III / Filed / Approved)
Oncology		
R435	Colon cancer (adjuvant)*	(Multinational study)
	Gastric cancer*	(Multinational study)
	Non-small cell lung cancer*	
	Breast cancer*	
R1415	Non-small cell lung cancer	'07/12
	Pancreatic cancer*	
R340	Colon cancer (adjuvant)*	'07/12
	Gastric cancer*	
	Colorectal cancer*	
R597	Breast cancer (adjuvant)*	'06/11
	Gastric cancer*	(Multinational study)
EPOCH	Chemotherapy-induced anemia*	
MRA	Multiple myeloma	(Overseas)
R744	Chemotherapy-induced anemia	
R1273	Non-small cell lung cancer	
TP300	Colorectal cancer	(Overseas)
Renal Diseases		
R744	Renal anemia	
Bone and Joint Diseases		
MRA	Rheumatoid arthritis*	'06/04 (Japan)
		'07/11 (Overseas)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	'06/04 (Japan)
		(Overseas)
R1594	Rheumatoid arthritis	(Multinational study)
ED-71	Osteoporosis	
R484	Osteoporosis	(II / III)
Cardio/Cerebro-vascular Diseases		
SG-75	Acute heart failure*	'07/10
AVS	Subarachnoidal hemorrhage	'95/04
Transplant, Immunology and Infectious Diseases		
R964	Compensated liver cirrhosis caused by hepatitis C virus*	(II / III)
R442	Compensated liver cirrhosis caused by hepatitis C virus*	(II / III)
	Chronic hepatitis B*	(II / III)
MRA	Crohn's disease*	
	Castleman's disease	(Overseas)
	Systemic lupus erythematosus (SLE)	(Overseas)
NA808	Chronic hepatitis C	(Overseas)
Other Fields		
EPOCH	Predeposit of autologous blood transfusion*	'02/03
GM-611	Diabetic gastroparesis	(Japan)
		(Overseas)
	Irritable bowel syndrome (IBS)	(Overseas)
R1678	Schizophrenia	
R1583(ITM-077)	Type II diabetes	
CSG452(R7201)	Type II diabetes	

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
bevacizumab / Avastin (Injection)	Roche / Genentech	Anti-VEGF (Vascular Endothelial Growth Factor) humanized monoclonal antibody
erlotinib / Tarceva (Oral)	OSI / Genentech /Roche	EGFR tyrosine kinase inhibitor
capecitabine / Xeloda (Oral)	Roche	Antimetabolite, 5-FU derivative
trastuzumab / Herceptin (Injection)	Roche / Genentech	Anti-HER2 humanized monoclonal antibody
epoetin beta Epogin (Injection)	In-house	Recombinant human erythropoietin
tocilizumab / Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	Roche / Genentech	HER dimerization inhibitory humanized monoclonal antibody
(Injection)	In-house	Topoisomerase I inhibitor
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
ocrelizumab / (Injection)	Roche / Genentech	Humanized anti-CD20 monoclonal antibody
(Oral)	In-house	Activated Vitamin D derivative
ibandronate sodium hydrate (Injection)	Roche (Taisho Pharmaceutical)	Bisphosphonate
ibandronate sodium hydrate (Oral)		
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Oral)	Roche	Anti-viral agent in combination with Pegasys
peginterferon alfa-2a / Pegasys (Injection)	Roche	Peginterferon alfa-2a agent (recombinant)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Injection)	In-house	—
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
mitemcinal (Oral)	In-house	Motilin agonist Recovery of gastrointestinal motility
(Oral)	Roche	—
(Injection)	Roche / Ipsen (Teijin)	GLP-1 analogue
(Oral)	In-house	—

Basic Information on the Pharmaceutical Industry

Overview of Domestic Pharmaceutical Market and NHI Drug Price Revisions

Trends in the National Medical Insurance System

Without medical system reforms, Japan's national medical expenses will increase at an annual rate of approximately 3% to 4% going forward. In FY2005, national medical expenses totaled ¥33,128.9 billion, a 3.2% increase from the previous year. The rapid aging of Japan's society presents the serious challenge of how to efficiently manage the marked increase in medical costs for the elderly.

National Health Insurance (NHI) Drug Price Revision

The Ministry of Health, Labour and Welfare (MHLW) generally reviews drug reimbursement prices every two years and sets standard prices (reimbursement prices) so that pharmaceuticals prescribed under the health insurance system are at a level approximating their actual market price. It does this by investigating the prices and volumes of all prescription drug transactions during a given period. In FY2008, drug reimbursement prices are projected to decline by 1.2% overall on a medical cost basis, or 5.2% on a reimbursement price basis.

New System Scheduled for Introduction in April 2008

Changes to Promote Use of Generic Drugs*

MHLW is instituting changes to prescription rules in line with an Action Program announced in October 2007 to promote the safe use of generic drugs. Until now, physicians have ticked the "Can be substituted" box on the prescription form if they determine that a generic drug is acceptable. However, from April 2008 the prescription form will be changed so that they need tick a box only if they do not agree to substitution by a generic drug. The Japanese government aims to trim medical expenditure by raising the generic drug share of prescription drug volume from the current level of approximately 17% (as of 2006) to 30% by 2012.

Advanced Elderly Health Care System**

Under reforms to Japan's healthcare system implemented in 2006, a new healthcare insurance system is being instituted for all elderly persons aged 75 or over***. A greater burden is expected to fall on the current working population for healthcare for the elderly amid Japan's aging and low-birthrate society. The new system differs substantially from the existing elderly healthcare system in terms of fundraising, since approximately 10% of the new system's budget will be covered by insurance premiums borne equally by elderly people. In addition, separate reforms are also projected for the system covering medical treatment fees.

* The term "generic drug" refers to a drug manufactured by another pharmaceutical company after the expiry of the patent protection for the drug. It has the same active ingredients and efficacy as the original formulation. Because companies do not incur development costs, a generic drug can be 20% to 70% cheaper than the original drug.

** The elderly are scheduled to start paying this premium in October 2008.

*** Under the Japanese healthcare system, the "elderly" are those aged 75 or over, or 65 or over with certain disabilities.

Trends in National Medical Insurance System and Advanced Elderly Health Care System


(Trillions of yen)
(%)
'95 '97 '99 '01 '03 '04 '05
National medical expense
Elderly medical expense
Ratio of national medical expense to national income

Source: Overview of National Medical Expense by Ministry of Health, Labour and Welfare.
Notes: National income is based on the actual results of the System of National Accounts (announced in June 2007 by the Cabinet office).

Prescription Drug Market


(Trillions of yen)
'02 '03 '04 '05 '06 '07

Source: IMS Pharmaceutical Market Statistics, Dec. 2002-2007 MAT

Impact of National Health Insurance Price Revision

NHI Price Reduction Rate (%)	2004	2006	2008
Industry Average	4.2	6.7	5.2
Chugai	4.3	7.2	7.2

Source: Company data

Oncology Field

Overview of Diseases and Treatment Methods

Leading Cause of Death in Japan

Cancer has been the single most common cause of death in Japan since 1981. In 2006, approximately 329,000 people died of cancer, 30.1% of all deaths in that year and the highest figure recorded since government surveys began in 1899.

Every year in Japan, approximately 85,000 people are diagnosed with lung cancer, 115,000 with colorectal cancer, 42,000 with breast cancer, and 107,000 with gastric cancer.

Establishment of the Basic Act for Anti-Cancer Measures and Changes in the Healthcare Environment

In June 2006, the Diet enacted the Basic Act for Anti-Cancer Measures, which stipulates the obligation of national and local governments to promote measures to fight cancer. The basic principle of the law is to develop optimal cancer treatment systems in every corner of the country so that patients can receive optimal treatment in accordance to their wishes ("the availability of optimal treatment" for cancer patients). The law includes provisions for (1) improvement of cancer prevention and treatment technologies, (2) development of oncologists and "hub" institutions specialized in cancer, and (3) enhanced provision of information to patients.

The Changing Cancer Treatment Environment from the Patient's Perspective

Measures introduced as part of the patient-centered cancer treatment policy are bringing about major changes in the Japanese cancer treatment environment. The Basic Act for Anticancer Measures requires the national government to formulate a basic plan and policies to fight cancer after listening to the opinions of patients, their families, and experts. As a result of these patient-centered policies, great progress is being made in the training of oncologists and other healthcare professionals such as nurses and pharmacists working with oncologists. Advances have also been seen in efforts such as establishing networks among local medical institutions by designating interregional hub cancer centers. Japan's first medical oncologists were certified in 2006 and as of April 2007 there were 126 such specialists. Today, there is a growing multidisciplinary approach involving oncologists and other healthcare professionals such as nurses, pharmacists, and nutritionists. The "drug lag" problem — the inability of Japanese patients to gain access to global standard or state-of-the-art treatments — has also been addressed through the establishment of the Investigational Committee for Usage of Unapproved Drugs. Other significant changes reflecting the adoption of a patient-centered approach to treatment in Japan include the establishment of treatment guidelines.

Solving the Drug Lag Problem

In January 2005, the Japanese Ministry of Health, Labour and Welfare established the Investigational Committee for Usage of Unapproved Drugs as one means of helping solve the drug lag problem. The Committee is charged with investigating the clinical necessity and the appropriateness of usage of drugs already approved in Europe and the United States but not yet in Japan. This is to promote the clinical trials of those drugs in Japan facilitating access by patients.

The Ministry has also reinforced several functions of the Pharmaceutical and Medical Devices Agency, an independent administrative institution responsible for reviewing of drugs and medical devices for approval. These include increasing the number of staff involved in the reviewing process, introducing a project management system under which a dedicated staff is appointed to oversee the progress, providing guidelines on global clinical studies, clarifying reviewing criteria, and offering an improved consultancy function. By 2011, the aim is to shorten the period from new drug development through approval by two-and-a-half years, and to shorten the reviewing process to one year.

Changes in Treatment Methods

Cancer treatment is increasingly being based on a multidisciplinary approach that combines surgery, radiation therapy, and anticancer agents. In particular, the field of anticancer agents is evolving, and highly innovative medications such as molecular targeted drugs have been introduced. This has brought about a dramatic improvement in treatment outcomes in colorectal, lung and breast cancer, malignant lymphoma, and other forms of cancer. As the side-effect profiles of these drugs differ from those of conventional anticancer agents, it is now recognized that there is a need for cancer drug therapy specialists with a thorough knowledge of drug mechanisms of action, pharmacokinetics, and the effects of co-administration with other drugs. Furthermore, in recent years, there has been a rapid increase in the number of cancer patients receiving drug treatment on an outpatient basis, which allows them to maintain their normal lifestyles. To ensure the medical safety of chemotherapy for these patients, a multidisciplinary approach involving close collaboration between oncologists and other healthcare professionals has become essential.

Chugai's Sales Force Structure

To respond to these changes and build trust with those involved in the increasingly specialized cancer treatment environment, our medical representatives (MRs) are expected to (1) provide more advanced drug information, not only about the efficacy of drug but also about such issues as side effects and their management, the scientific basis for combination therapies, and the mechanisms of action of molecular targeted drugs; (2) strengthen communications with opinion leaders; (3) coordinate network between specialized cancer institutions and hospitals; and (4) provide practical support to healthcare professionals.

Accordingly, Chugai further enhanced its sales force structure in 2006. Following the January 2006 opening of the Oncology District Offices in each prefecture, we established the Oncology Unit within the Sales Division in October 2006, integrating the sales functions for cancer-related products. In March 2008, the Unit was reorganized to comprise of 1) Oncology Sales Planning and Control Dept. to enhance complete and quick implementation of the policy, 2) Oncology Sales Promotion Dept. to strengthen the function of promotion based on product strategy and policy, and 3) Oncology Medical Promotion Dept. to enhance the support and operation of medical marketing planning based on product strategy and policy. Furthermore, the number of Oncology District Offices within local branch offices has been increased to 54 with 500 Oncology MRs.

Overview of Products and Development Projects

Neutrogin

Neutrogin is a recombinant human granulocyte-colony stimulating factor (G-CSF) developed by Chugai. G-CSF is a hematopoietic factor that specifically promotes the differentiation and growth of cells of the granulocytic series (especially neutrophils) in bone marrow. Neutrogin has the effect of reducing the period when the neutrophil count is low and promoting recovery in various types of neutropenia. Neutrogin is used to treat neutropenia that occurs as a side effect of anti-cancer agents, mobilize peripheral blood progenitor cells, promote neutrophilia after hematopoietic cell transplantation, and treat neutropenia associated with myelodysplastic syndrome, aplastic anemia, HIV infection, and immunosuppressive therapy following kidney transplantation. As of March 2008, Neutrogin has been approved in 75 countries around the world including Japan. In latter half of 2006, we have developed a serum-free version of Neutrogin and started shipment in March 2007. Overseas, Neutrogin is sold under the name Granocyte, and sales have been increasing in recent years, primarily in France and Germany.

Rituxan

Rituxan is a targeted monoclonal antibody for the treatment of CD20-positive, B-cell non-Hodgkin's lymphoma. It works by binding to a specific protein (the CD20 antigen) found on the surface of normal and malignant B cells, activating the immune system to eliminate the marked cells. These are then replaced by healthy B cells from the bone marrow. The efficacy of Rituxan has been confirmed in many overseas and domestic clinical trials, and it is now the standard therapy for non-Hodgkin's lymphoma. As of the end of 2007, Rituxan has been approved in more than 100 countries around the world, including Japan, and has gained wide recognition internationally. In Japan, Rituxan is marketed jointly by Chugai and Zenyaku Kogyo Co., Ltd. Outside Japan and North America, Rituxan is sold under the brand-name MabThera by the Roche Group.

Herceptin

Herceptin is a targeted monoclonal antibody that works across all stages of human epidermal growth factor receptor type 2 (HER2)-positive breast cancer. The product specifically activates the immune system and supresses the HER2 protein that contributes to tumor cell growth.

Herceptin has been approved in 110 countries worldwide, as of January 2008. In Japan, the product is indicated for the treatment of patients with metastatic breast cancer with HER2 over-expression and now also for postoperative adjuvant therapy of patients with early HER2-positive breast cancer.

Xeloda

Xeloda was developed at the Kamakura Research Laboratories of the former Nippon Roche to improve the efficacy and safety of Furtulon. After Xeloda is absorbed by the body, it is gradually metabolized by certain enzymes present in high concentrations in the liver and tumors and is eventually converted into 5-FU within tumors. It is an innovative drug with high target specificity.

As of the end of 2007, Xeloda is the standard treatment for metastatic breast cancer and colorectal cancer in more than 100 countries around the world. In Japan, Xeloda is currently used to treat inoperable or recurrent breast cancer and as a postoperative adjuvant chemotherapy for colon cancer.

Kytril

Kytril is a selective inhibitor of the 5-HT3 (serotonin) receptors found in afferent vagal nerve endings distributed mainly along the gastrointestinal tract. It is widely prescribed as an antiemetic agent to alleviate the nausea and vomiting that occur as side effects of anticancer agents. Kytril is approved in more than 40 countries including Japan as of the end of 2007.

Femara

We commenced joint marketing of Femara, an aromatase inhibitor, with Novartis Pharma K.K., Femara's manufacturer and distributor, in May 2006. Femara is one of the standard drugs used in endocrine therapies for breast cancer and it has already been approved in over 100 countries around the world as a breast cancer treatment for postmenopausal women.

Although it is the third agent to come into the domestic market as a third generation aromatase inhibitor, we will aim to differentiate Femara from competitor products using the strong evidence in its favor: (1) Femara is the first aromatase inhibitor shown in large-scale clinical trials to be useful as an extended adjuvant therapy (adjuvant therapy after five years of standard tamoxifen therapy after surgery for breast cancer); (2) large-scale clinical trials overseas have confirmed that Femara reduces the risk of cancer recurrence as an initial adjuvant therapy commencing immediately after surgery; and (3) large-scale clinical trials have confirmed that Femara is more effective than tamoxifen in treating advanced and recurrent breast cancer.

Cancer Mortality Rate (2001)


<Male>
per 100,000 population
(By cancer type)
(All cancers)
80
60
40
20
0
400
300
200
100
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Non-Hodgkin lymphoma
Lung
All cancers
<Female>
per 100,000 population
(By cancer type)
(All cancers)
50
40
30
20
10
0
250
200
150
100
50
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Non-Hodgkin lymphoma
Lung
Breast
All cancers
EU
US
Japan
Source: WHO web site
* EU's liver is an average of UK, Germany and France

Avastin

The humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody Avastin is the first anti-angiogenesis agent in the world to receive approval. Avastin inhibits angiogenesis — the growth of the network of blood vessels that supply nutrients and oxygen to cancerous tissues.

Avastin is marketed globally by Roche Group companies, and we are aiming to develop the drug as fast as possible in order to make it accessible to patients who can benefit from it. In addition, we plan to investigate the efficacy of combinations of Avastin and Chugai's other anticancer agents. We expect Avastin to play a key role in improving Chugai's presence in oncology in Japan.

In Japan, Avastin is currently approved for the treatment of advanced and recurrent colorectal cancer.

Tarceva

Tarceva is a targeted, small-molecule drug that inhibits the activation of human epidermal growth factor receptor (EGFR) by blocking the enzyme tyrosine kinase. EGFR plays a key role in the growth, progression and metastasis of cancer. The product is marketed overseas by Roche, Genentech and OSI Pharmaceuticals and has been approved in 88 countries under the brand name Tarceva, as of February 2008. It is approved in Europe and the United States for the second-line treatment of advanced non-small cell lung cancer and the first-line treatment of metastatic pancreatic cancer.

In Japan, Tarceva is currently approved for the second-line or later treatment of non-small cell lung cancer.

TP300

TP300 is a topoisomerase I inhibitor which prevents the growth of cancer cells by obstructing the activity of an enzyme called topoisomerase I, which contributes to the replication of DNA. With existing topoisomerase I inhibitors, concentrations in the blood following administration vary from patient to patient; these agents can also cause severe diarrhea as a side effect. TP300 is designed to overcome these disadvantages, and we expect that it will demonstrate a high level of safety and efficacy in clinical trials.

* Topoisomerase inhibitors designed as anticancer agents suppress the functioning of topoisomerase I or II in order to inhibit the synthesis of deoxyribonucleic acid (DNA). Topoisomerase is an enzyme that has the function of assisting the replication of the genetic code by unknotting the double helical configuration of DNA, by temporarily loosening the binding of the DNA to manifest the genetic code. Topoisomerase I cuts one strand of DNA and Topoisomerase II cuts two strands.

Renal Diseases Field

Overview of Diseases and Treatment Methods

Chronic kidney disease

Chronic kidney disease is defined as the continuation for three months or more of "manifestations showing the existence of renal disease, such as positive proteinuria" or "presence of kidney damage (a glomerular filtration rate of less than 60 ml/min)." Recently, reports containing ample evidence of the major risk posed by chronic kidney disease in end stage renal failure and cardiovascular disease have prompted efforts to address this disease around the world.

In Japan, too, measures are being put in place to deal with the problem. For example, the Japanese Society of Nephrology issued "Chronic Kidney Disease Guidelines" in July 2007. The Ministry of Health, Labour and Welfare has initiated strategic research through The Kidney Foundation, Japan with the objective of achieving a 15% reduction in five years of the number of dialysis patients compared with current forecasts.

Chronic renal failure and Renal anemia

Chronic renal failure is a disease in which renal function is significantly reduced due to a variety of causes, including diabetes-related renal disease, chronic glomerulonephritis, nephrosclerosis, and polycystic kidney disease. In recent years, the rise in the number of diabetes patients has led to a corresponding increase in chronic renal failure in patients with underlying diabetes-related renal disease; this has become the primary reason for dialysis use.

For dialysis patients and end-stage renal failure patients, the treatment of serious complications of advanced renal dysfunction, such as renal anemia, secondary hyperparathyroidism, and abnormal calcium and phosphorus metabolism, is a major issue. Of these complications, renal anemia is one of the most frequent, occurring not only in dialysis patients but also in-pre-dialysis patients. Renal anemia, in turn, is thought to be responsible for a wide range of further complications suffered by renal failure patients, including deterioration in heart, brain, and hemostatic functions.

Treatment Methods and Changes in the Medical Environment

Erythropoietin

Erythropoietin is a hemopoietic factor produced mainly in the kidneys which speeds up erythrocyte production by acting on normoblastic progenitor cells found in bone marrow. Erythropoietin (EPO) is effective in renal anemia caused primarily by the decline in erythropoietin production due to chronic renal failure. In addition, by correcting and controlling anemia, the drug is also thought to help improve the secondary complications listed above. Large-scale studies have shown that correction of anemia with erythropoietin helps reduce the length of hospital stays and improves both quality of life and life expectancy. It is estimated that EPO preparations are currently used by approximately 80% of dialysis patients and the majority of pre-dialysis renal failure patients with serum creatinine levels of 2mg/dL or more. Chugai's Epogin is thus an essential drug for the treatment of renal anemia.

A flat-sum reimbursement system for erythropoietin preparations

The number of patients receiving dialysis treatment in Japan is increasing each year by about 4%, reaching 260,000 people in 2006, partly due to increased use of dialysis in patients with diabetes-related renal disease. Expenses for erythropoietin (about ¥140 billion*), essential for dialysis treatment, accounted for 8.8% of all dialysis-related expenses in 2005.

Consequently, the government decided in its 2006 revisions of medical fees that the administration of erythropoietin in dialysis treatment would be comprehensively incorporated as a flat-sum reimbursement within the medical fee points** for "artificial kidney" (dialysis treatment). The government changed the previous mechanism under which the number of fee points awarded depended on the amount of erythropoietin used. The new mechanism provides an integrated fee structure by adding the average amount of erythropoietin used per dialysis session to the medical fee points for one session.

In 2008 revisions of medical fees, the medical fee points for dialysis treatment became to be differentiated according to the time consumed for dialysis treatment in light of cosideration of the effect on side-effects and life expectancy of the patients: (1) less than four hours, (2) between four and five hours, and (3) more than five hours.

This change is designed to encourage appropriate use of erythropoietin while maintaining the degree of anemia at the previous level by promoting purification of dialysis fluid, the implementation of prolonged dialysis, and the use of high-performance dialyzers. On the other hand, the amount of erythropoietin needed to improve anemia varies substantially among patients. Academic societies, medical institutions, and patient groups are aiming to promote proper anemia treatment that keeps these issues in mind.

* IMS data. Erythropietin market in 2005. The scope of the market is defined by Chugai.

** Formerly, the average amount of erythropoietin used per patient was approximately 4,500 international units per week, on the basis of three dialysis sessions per week. The new system adds points equivalent to 1,500 international units, to the artificial kidney medical fee points and provides an integrated fee structure.

Chugai's Sales Force Structure

In order to build a focused sales structure to market Epogin for use at renal disease departments in clinics and hospitals, Chugai designated medical representatives (MR) specializing in renal diseases in July 2005. As of the end of December 2007, there were 27 renal disease specialty departments at branch offices of the sales organization, and about 300 MRs specialized in the renal field.

Through this sales force structure, Chugai will promote proper use of Epogin, providing medical information and promoting collaboration with regional medical institutions in order to contribute to further improving the quality of life of patients.

Overview of Products and Development Project

Epogin

Erythropoietin is a hemopoietic factor produced mainly in the kidneys which speeds up erythrocyte production by acting on normoblastic progenitor cells found in bone marrow. The full utilization of Chugai's unique gene recombinant technology enabled the creation of Epogin, a human erythropoietin formulation that uses epoetin beta as its main active ingredient. Erythropoietin is effective in improving renal anemia primarily caused by the decline in erythropoietin production due to chronic renal failure. It also contributes to the improvement of a wide range of complications arising from anemia.

JET Study

The Japan Erythropoietin Treatment (JET) Study is a large-scale, specific use performance study of Epogin conducted by Chugai since October 2005 with the cooperation of patients and healthcare professionals. The objective of the study is to identify optimum hemoglobin levels in dialysis patients. We believe that the study will also provide some data on the usage of Epogin in dialysis treatment following the introduction of the flat-sum reimbursement system. We plan to have registered 10,000 cases by September 2008, and will promote recognition of the drug through various activities, such as holding lectures throughout the country.

The Japanese Society for Dialysis Therapy's "Guidelines on the Treatment of Secondary Hyperparathyroidism in Dialysis Patients"
These guidelines state that life expectancy can be improved by regularly measuring and ensuring proper levels of phosphorous, calcium, and parathyroid hormone (PTH) in the blood. Usage of Renagel and Oxarol are benefiting from the impetus provided by these new treatment guidelines.

R744 (overseas product name: Mircera)
R744 is a new anemia treatment with a very long serum half-life, enabling stable and sustained control of haemoglobin. R744 stimulates erythropoiesis by a different interaction with the erythropoietin receptor on progenitor cells in the bone marrow.

The serum half-life of R744 is virtually the same, whether administered subcutaneously or via intravenous injection, and the drug demonstrates effectiveness in relieving the symptoms of anemia when administered at four-week intervals. Consequently, it may reduce the cost of hospital visits for chronic kidney disease patients not on dialysis and may contribute to better treatment compliance. Furthermore, as a dialysis-related treatment, R744 is expected to reduce medical costs such as drug administration costs and medical waste by dramatically reducing administration frequency. The product thus has the potential to expand the options for the treatment of renal anemia.

Renagel
Renagel is used to treat hyperphosphatemia. Because depressed renal functions impair the ability of dialysis patients to eliminate phosphorous excretions, phosphorous intake is controlled by phosphorous-eliminating dialysis and strictly controlled diets. However, these methods are not 100% effective in correcting oversupplies of phosphorous, so a phosphate binder is required to eliminate the excess phosphorous amounts. Renagel differs from conventional calcium carbonates used to treat this condition, and there is almost no possibility of hypercalcemia occurring with Renagel use, as it is a new type of treatment, free of aluminum and calcium. Therefore, synergies with Chugai's other products can be expected. For instance, it becomes easier to use vitamin D3 derivatives, in particular Oxarol, an agent for the treatment of secondary hyperparathyroidism.

Oxarol
Synthesized by Chugai, Oxarol is the first intravenous activated vitamin D3 derivative agent in Japan. It treats secondary hyperparathyroidism — a result of prolonged dialysis — by acting directly on the parathyroid gland to control PTH synthesis and secretion, and by acting to improve osteitis fibrosa and excess remodeling. Even in cases where previous oral vitamin D3 derivatives had no positive effect, or where they could not be administered due to hypercalcemia, Oxarol is producing nice results.

Bone and Joint Diseases Field

Osteoporosis

Osteoporosis is considered to be a serious disease as fractures, especially compression fractures of the spine and femoral neck, caused by the disease can decrease quality of life, leave patients bedridden, and increase mortality risks.

It is estimated that over 12 million people suffer from osteoporosis throughout Japan, with one in every two women aged 65 or over said to suffer from the disease. However, the treatment rate stands at around only 30% of the estimated number of sufferers due to a lack of readily noticeable symptoms. Consequently, the appearance of a new drug acts to expand the osteoporosis treatment market by exposing more patients.

Treatment Methods
In the past, drug treatment of osteoporosis mainly involved activated vitamin D3 derivatives, bisphosphonates, and calcitonin preparations. Since 2005, however, there has been an increase in the use of Evista, a selective estrogen receptor modulator (SERM).

Regulatory Trends
National guidelines for osteoporosis treatment underwent major revision in October 2006 for the first time in about four years, with the aim of improving quality of life of the elderly and containing medical costs. Among the main points of the new guidelines are: (1) emphasis on the prevention of fractures; (2) a new focus on "bone quality" as a measure of bone strength; and (3) establishment of criteria for the initiation of drug treatment that are separate from the criteria for diagnosis. The Ministry of Health, Labour and Welfare also seeks to promote diagnosis by urging local governments to provide periodical bone density testing for women from the age of 40.

Overview of Products and Development Projects
Evista
Evista, a new category of osteoporosis treatment called SERM, uses the estrogen-like effect only for blocking the reduction of bone mass, while reducing the occurrence of gynecological side effects that are associated with existing estrogen drugs. In Japan, Evista has been jointly marketed by Chugai and Eli Lilly Japan since May 2004.

Based on large-scale overseas clinical trials conducted by Eli Lilly & Co., Evista has been established as an evidence-based medicine. The drug reduces vertebral fractures and has low risk of causing breast cancer. It has been approved in more than 100 countries worldwide (as of December, 2007). New treatment guidelines implemented in October 2006 designated Evista as a grade-A recommended agent. This designation, combined with accurately targeted marketing activities for orthopedic institutions, has boosted Evista to the No. 1 brand among osteoporosis treatments since 2006.

Alfarol

Alfarol, an activated vitamin D3 derivative, is positioned as the base drug for osteoporosis treatment. Alfarol inhibits the decline of bone mass by adjusting calcium and bone metabolism, and therefore is effective in preventing vertebrate fractures. The latest treatment guidelines also indicate the drug's effect on prevention of falls, focusing attention to this feature that other osteoporosis treatment do not have.

ED-71

ED-71 is a vitamin D3 preparation, that was born out of our many years of research in vitamin D. ED-71 is expected to show significantly greater effect in increasing bone mass and preventing fractures than existing D3 derivatives. We are developing it as a promising drug to replace Alfarol.

R484

(overseas product name: Bonviva/Boniva)

R484 is a bisphosphonate that requires less frequent administration than existing medicines of the same class. It is available overseas in two dosage forms: a tablet that needs to be taken only once a month, and an injection that is given once every three months. These more convenient treatment schedules are expected to help patients continue their medication, an important issue in osteoporosis. In order to expedite development and maximize sales of R484, Chugai concluded a co-development and co-marketing agreement with Taisho Pharmaceutical Co., Ltd. in September 2006.

Rheumatoid Arthritis, Osteoarthritis

Rheumatoid arthritis (RA) is a systemic disease characterized by inflammation of joints leading to dysfunction, pain and deformity. A lack of appropriate treatment tends to result in deterioration of a patient's condition over time. It is estimated that there are about 600,000 to 700,000 patients in Japan suffering from RA, of whom some 350,000 are currently receiving drug treatment. The number of patients is increasing as the average age of the population rises. Systemic onset juvenile idiopathic arthritis (sJIA), the form of RA suffered by children below 15 years of age, accompanies growth disorders. It is considered even more difficult to treat than adult forms of the disease, as few suitable drugs are available.

The most common joint disease is osteoarthritis. Degeneration of the cartilage in the joints and surrounding areas causes joint pain, stiffness, and loss of function. The disease is more common in older people and occurs in more than 80% of people over 60 years of age.

Treatment Methods and Market Conditions

Rheumatoid arthritis has been conventionally treated with anti-rheumatic drugs and anti-inflammatory analgesics, but biologic agents (anti-TNF-agents) targeting cytokines, proteins involved in the process of inflammation, have recently entered the market and expanded the range of treatment choices. Research in recent years implies that the administration of biologic agents at the early onset stage is effective in inhibiting bone and joint damage. The global market for these agents is expected to exceed US$6 billion by 2008, and in Japan, also, it is expected that the number of patients treated with biologics will grow, now standing at around 35,000.

Systemic onset juvenile idiopathic arthritis (sJIA) is a serious and potentially fatal disease. While it is rare, with only 1,700 patients in Japan, no effective treatment is available. Current therapy relies on steroid drugs, which can cause growth impairment and other side effects. Accordingly, the launch of Actemra is eagerly awaited.

The main drug therapies for osteoarthritis include non-steroidal anti-inflammatory analgesics, steroids, and hyaluronic acid preparations. However, the level of satisfaction with these therapies is not high and more useful drugs are needed.

Regulatory Trends

In October 2005, the Ministry of Health, Labour and Welfare released the Report of the Rheumatism and Allergy Countermeasure Committee. The report calls for the following measures to prevent rheumatism from becoming severe: (1) promotion of early diagnosis and the development of highly effective treatment methods; (2) establishment of medical service systems to provide appropriate care; and (3) improvement of the patient environment, including consultation opportunities and access to information.

The 2001-2010 period has been designated as the Bone and Joint Decade, and academic societies and other players are aggressively approaching research, diagnosis and treatment of osteoarthritis.

Overview of Products and Development Project

Suvenyl

Suvenyl, a drug that improves joint function through injection into the joint cavity, is a high molecular weight hyaluronate sodium drug that alleviates knee joint pains caused by knee osteoarthritis and rheumatoid arthritis. Recently, the superior performance of Suvenyl over low molecular weight hyaluronic acid, due to its physical and chemical properties being close to that of natural hyaluronic acid, has begun to widen the understanding among clinicians of the value of high molecular weight. Also, a new form of Suvenyl was launched in July 2005 that can be stored at room temperature.

Actemra

Actemra, the first antibody drug created in Japan, blocks the activity of interleukin-6 (IL-6), a type of cytokine. The high expectations placed by doctors in this new medication are shared by patients for whom conventional treatments for rheumatoid arthritis, including existing biologic agents, have failed to be effective.

R1594

R1594 is a second-generation humanized anti-CD20 monoclonal antibody that binds to a particular protein (the CD20 antigen) on the surface of human B cell lymphocytes, activating the immune system to eliminate the marked cells. R1594 is expected to be effective in treating diseases that involve B cells and is currently being studied for a variety of autoimmune diseases by Roche Group companies. Japan is participating in an ongoing global phase III study of R1594 for rheumatoid arthritis.

Others Field

Chronic Hepatitis C

Chronic hepatitis C is a liver disease caused by persistent infection by the hepatitis C virus (HCV). In Japan, this disease has been designated a "21st century national health issue," as there are approximately two million HCV carriers. Early detection and treatment of the hepatitis C virus is particularly important because approximately 70% of those infected develop chronic hepatitis, which gradually progresses to liver cirrhosis and then liver cancer.

Treatment Methods and Market Conditions

There are two methods of treating chronic hepatitis C: antiviral therapy to eradicate HCV from the body, and liver-support therapy to improve liver function and prevent the hepatitis from worsening.

Interferon therapy is the main antiviral treatment. However, the limited efficacy of conventional interferon drugs has led to an increase in the use of liver-support therapy in Japan, where 80% of chronic hepatitis C patients do not receive interferon treatment. Since 2001, the introduction of interferon-ribavirin combination therapy and of peginterferon* has increased the treatment options available for patients with hepatitis C. Overseas, combined peginterferon and ribavirin is now the standard treatment.

* Interferon conjugated with polyethylene glycol, which makes the medication longer-acting.

Regulatory Trends

The government is focusing its effort to double the number of hepatitis patients treated with interferon in the next four years starting April 2008. It will cooperate with local governments in order to implement comprehensive measures tackling hepatitis. First of all, in order to diagnose potential patients who are unaware of their infection due to a lack of symptoms, public healthcare centers will offer free testing in 2008 to people aged 20 or older. Also, regional hospitals in each prefecture will be designated as hub centers for hepatitis C treatment in order to provide patients with a framework for treatment and consultation. Additionally, a new policy will be implemented to ease the financial burden of hepatitis patients, with the upper limit of co-payments set at 10,000 yen, 30,000 yen and 50,000 yen, based on a patient's income level.

Chugai's Sales Force Structure

Beginning in January 2006, one medical representative (MR) from each General MR Office has been appointed as a "Pegasys Leader." The role of the Leader is to increase the knowledge and skills of MRs with regard to Pegasys. From 2008, Chugai is expanding the role of Pegasys Leaders with the aim of achieving rapid market penetration and promotion of Pegasys/Copegus combination therapy and making a contribution to regional medical care.

Overview of Products and Development Projects

Pegasys/Copegus

Pegasys (generic name: peginterferon alfa-2a) enables sustained therapeutic concentrations to be achieved with once-weekly* administration, with fewer side effects than standard interferon preparations. The guidelines for chronic hepatitis C treatment published by the Ministry of Health, Labour and Welfare recommend Pegasys as monotherapy for patients with a low viral load or those who cannot use ribavirin.

Copegus (generic name: ribavirin) is a chronic hepatitis C treatment that synergistically strengthens the antiviral effect when used in combination with interferon. In January 2007, Chugai obtained approval for Copegus and launched it in March in combination with Pegasys for the treatment of patients with chronic hepatitis C serogroup 1** infection and high viral load, or those who have either not responded to, or have relapsed following, interferon monotherapy. This approval makes Chugai the only pharmaceutical company in Japan that can offer peginterferon for both monotherapy and combination therapy. The Company plans to use this advantage to maximize the value of the two products by seeking to expand its market share in the treatment of chronic hepatitis C and further expanding the range of indications. Pegasys is establishing its position as monotherapy for patients who are unable to use ribavirin.

* Conventional interferon must be injected three or more times per week.

** Genotypes I (1a) and II(1b), with which approximately 70% of HCV patients in Japan are infected.

Note: See the "Copegus-Expanded Options in HCV Treatment" figure on p.20

NA808

NA808 is a small-molecule compound that is expected to prove effective as a treatment for chronic hepatitis C. The drug acts on the body, not the virus, to inhibit the growth of the virus.

Influenza

Influenza is an acute infectious disease characterized by the rapid onset of high fever (38 degrees centigrade or more) and severe systemic symptoms. It is highly infectious, and epidemics can develop quickly. In some cases, secondary infections can lead to very serious illness. Influenza is classified into types A, B, and C based on differences in the antigenicity of the underlying virus. Types A and B can infect humans and cause major outbreaks. There are three anti-influenza drugs currently on the market: they treat only type A, or treat both types (A and B). Either type requires administration to begin within two days of symptoms appearing.

Overview of Product

Tamiflu

Tamiflu is the only oral anti-influenza agent that is effective against both type A and type B infections. It inhibits viral replication by binding to and blocking the action of neuraminidase, an enzyme essential for the multiplication of the influenza virus. Launched in capsule form in February 2001 and dry syrup form in July 2002, dosages are available for patients one years of age and older. In July 2004 approval was granted for limited prophylactic use. Abnormal behavior has occurred in some influenza patients who have also taken Tamiflu. Although no causal relationship with Tamiflu has been established, the authorities introduced restrictions on the use of Tamiflu in teenage patients from March 2007 as a precaution. At the time of writing (March 2008), studies to determine the cause of the abnormal behavior are ongoing.

Government Stockpiling

Japan's central and prefectural governments are stockpiling 28 million treatments of Tamiflu for use in the event of an influenza pandemic. Chugai completed delivery of almost all of the stockpile target in 2007.

Production System

Chugai imports Tamiflu capsules from Roche and packages and destributes them for the domestic market. Preparations are now under way to gain approval for production of a dry syrup formulation, which is more suitable for Japan. Our goal is to launch the new formulation in time for the 2009-2010 influenza season. Tamiflu Dry Syrup will be produced at Chugai Pharma Manufacturing's (CPMC) Fujieda Plant*.

* Roche will continue to supply the bulk active ingredient and Tamiflu capsules 75, with packaging carried out by CPMC.

Angina Pectoris

Hardening of the coronary artery or coronary spasms can cause constriction of the artery and lead to ischemia, a condition where the heart does not receive sufficient blood flow. Clinical symptoms of angina pectoris include chest pain and pressure that accompany temporary ischemia. Nitric acid is used to treat angina pectoris, enlarging the coronary artery and increasing blood flow to the ischemia affected areas. In addition, beta blocker agents are used for exertional angina pectoris treatment and calcium blockers are used for coronary spasm related angina pectoris.

Overview of Product

Sigmart

Anti-anginal agent Sigmart is a drug that overcomes the flaws of nitric acid compounds such as nitroglycerin and is effective in treating various types of angina pectoris. In 2001, clinical trials in the United Kingdom proved that in addition to reducing angina pectoris attacks, Sigmart also improves the prognosis of angina pectoris patients, thus leading to an increase in sales volume. Currently, Sigmart is sold in 13 countries.

In December 2006, domestic guidelines for the diagnosis and treatment of cardiovascular diseases were revised and the new guidelines state that Sigmart not only reduces the number of angina pectoris attacks, it also improves the prognosis of angina pectoris patients.

In December 2007, additional approval was granted for acute heart failure.

Castleman's Disease

Castleman's disease is a lymphoproliferative disease characterized by symptoms such as systemic lymphadenopathy, fever, and general fatigue, as well as various abnormal laboratory test values including anemia, hyper gamma globulinemia, and hypoalbuminemia. It has been confirmed that these manifestations result from the excessive production of interleukin-6 (IL-6), one of the proteins that causes inflammation. Castleman's disease is very rare, affecting approximately 1,500 people in Japan.

Overview of Product

Actemra

Actemra, a humanized anti-human IL-6 receptor monoclonal antibody produced using genetical recombination technology, is the first antibody drug created in Japan. With a mechanism of action that inhibits the receptor for IL-6, a type of cytokine, the drug improves Castleman's disease symptoms. Patients who are eligible for Actemra treatment are those who cannot be treated by surgery and show resistance to traditional therapies, and the number of patients is estimated at 160.

Anemia in Premature Infants

Anemia frequently occurs in low birthweight infants, especially those weighing less than 1,500g in the early postnatal period. Anemia in premature infants is treated with blood transfusion, as the disease can cause various clinical conditions, including respiratory impairment and sustained tachycardia.

Overview of Product

Epogin

In April 2006, Chugai received approval for use of Epogin in the additional indication and administration and dosage of anemia in premature infants. Controlled clinical trials have shown that Epogin helps reduce the need for blood transfusions by slowing the progression of anemia in this patient group.

Diabetes

The number of patients suffering from diabetes is increasing worldwide. In Japan, the 2002 Diabetes Survey Report issued by the Ministry of Health, Labour and Welfare put the total number of "persons strongly suspected of having diabetes" and "persons for which having diabetes cannot be denied" at approximately 16.2 million. Patients with type 2 diabetes have higher than normal blood sugar levels due to difficulty in controlling blood sugar caused by a diminished insulin secretory function or lower insulin sensitivity. Treatment using various kinds of oral diabetic drugs becomes necessary as the disease progresses, and further deterioration requires insulin replacement therapy.

Overview of Development Projects

R1583

R1583 is a new compound that mimics GLP-1 (glucagon-like peptide 1), a hormone that stimulates the secretion of insulin. As GLP-1 stimulates insulin secretion only when blood sugar levels are too high, there is little risk of the drug causing low blood sugar. R1583 is formulated using technology from Ipsen that enbables maintenance of stable therapeutic concentrations for extended periods, and is expected to allow less frequent administration compared to existing medications. R1583 is being co-developed in Japan with Teijin Pharma Limited.

CSG452

An oral preparation that reduces blood sugar level, CSG453 is expected to be effective in the treatment for type 2 diabetes. Chugai licensed the drug to Roche in January 2007, and phase I clinical trials commenced in Japan in September 2007.

Schizophrenia

It is estimated that about 1% of the population suffers from schizophrenia, a disease characterised by persistent disturbances of thought, communication, perceptions, emotions and behavior. Patients become detached from reality and may experience delusions, hallucinations, or uncontrollable thoughts.

Overview of Development Project

R1678

R1678, a small-molecule compound licensed from Roche, is expected to be effective in treating schizophrenia. Chugai started phase I clinical testing of the drug in Japan in June 2007.

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2,
Yokohama, Nagoya, Osaka,
Kyoto, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka),
Utsunomiya (Tochigi),
Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka),
Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0)10-6590-8061

Domestic Subsidiaries

Chugai Research Institute for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0)69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0)1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0)1-41-24-75-52

Chugai U.S.A., Inc.
300 Connell Drive, Suite 3100
Berkeley Heights, NJ 07922 USA
Telephone: +1-908-516-1350

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
300 Connell Drive, Suite 3100
Berkeley Heights, NJ 07922 USA
Telephone: +1-908-516-1350

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Huaihai Road centre,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1610 Beijing Fortune Bldg.No5,
Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
3Fl., No.73, ZhouZi Street, Neihu District,
Taipei 11493, Taiwan
Telephone: +886-(0)2-2658-8800

C&C Research Laboratories
146-141 Annyeong-dong, Hwaseong-si,
Gyeonggi-do, 445-380 KOREA
Telephone: +82-(0)31-230-6542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
No.11 Biopolis Way #05-08/09 Helios
Singapore 138667
Telephone: +65-(0)6776-6556

Chugai's Global Network


Chugai Pharma Europe Ltd.
(London, U.K.)
Chugai Pharma Marketing Ltd.
(London, U.K.)
Chugai Pharma U.K. Ltd.
(London, U.K.)
Chugai Pharmaceutical Co., Ltd.
Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd.
Beijing Branch (Beijing, China)
C&C Research Laboratories
(Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc.
(New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC
(New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc.
New York Office
(New York, U.S.A.)
Chugai Pharma Taiwan Ltd.
(Taipei, Republic of China)
Chugai Pharma Marketing Ltd.
Germany Branch
(Frankfurt, Germany)
Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Shanghai, China)
Chugai Pharma France S.A.S.
(Paris, France)
Chugai Pharma (Shanghai) Consulting Co., Ltd.
Guangzhou Branch (Guangzhou, China)
CHUGAI sanofi-aventis S.N.C.
(Antony, France)
PharmaLogicals Research Pte. Ltd.
(Singapore, Republic of Singapore)
Overseas Subsidiaries/Affiliate
Branches/Offices
Overseas Representative Offices
R&D Partners

Organization (As of March 27, 2008)



Shareholders' Meeting
Board Meeting
President
Corporate Auditors
Corporate Auditors' Committee
Corporate Auditors Support Sect.
Executive Committee
BPR Office
Corporate Planning Dept.
Corporate Social Responsibility Dept.
Corporate Communications Dept.
Finance & Accounting Dept.
Purchasing Dept.
Information System Dept.
ERP System Dept.
Legal Dept.
Risk Management & Compliance Dept.
General Affairs Dept.
Secretarial Dept.
Human Resources Management Dept.
Ukima Business Support Center
Kamakura Business Support Center
Carrier Support Center
Human Capital Development Dept.
Audit Dept.
External Affairs Dept.
Intellectual Property Dept.
Portfolio Management Unit
R&D Portfolio Management Dept.
Project Management Dept.
Development Regulatory Affairs Dept.
Lifecycle Management & Marketing Unit
Planning & Research Dept.
Lifecycle Management Dept. 1-3
Disease Area Strategy Dept. 1-3
Business Development Dept.
Medical Strategy & Science Unit
Corporate Regulatory Compliance & Quality Assurance Div.
Drug Safety Unit
Drug Safety Compliance Dept.
Pharmacovigilance Dept.
Drug Safety Data Management Dept.
Regulatory Compliance & Quality Assurance Coordination Dept.
Quality Assurance Dept.
Regulatory Affairs Audit Dept.
Research Div.
Business Support Dept.
Research Planning & Coordination Dept.
Research Compliance & Quality Assurance Coordination Dept.
Pharmaceutical Technology Dept.
Chemistry Research Dept. 1-2
Pharmaceutical Research Dept.1-2
Genome Antibody Product Research Dept.
Discovery Platform Technology Dept.
Pre-Clinical Research Dept.
Safety Assessment Dept.
Clinical Development Div.
Clinical Research Coordination Dept.
Clinical Research Planning Dept.
Clinical Research Dept. 1-5
Clinical Pharmacology Dept.
Biostatistics Dept.
Drug Engineering Div.
CMC Planning & Coordination Dept.
CMC Regulatory Affairs Dept.
CMC Development Quality Assurance Dept.
Engineering Dept.
Synthetic Technology Research Dept.
Bio-Product Technology Research Dept.
Formulation Technology Research Dept.
Analytical Technology Research Dept.
Production Planning & Coordination Dept.
Ukima Plant
Sales Div.
Oncology Unit
Oncology Sales Planning and Control Dept.
Oncology Sales Promotion Dept.
Oncology Medical Promotion Dept.
Sales Coordination Dept.
Wholesaler Business Planning Dept.
Drug Information Center
Customer Relation Dept.
Product Research Dept.
Overseas Business Dept.
Sales Planning and Control Dept.
Sales Promotion Dept. 1-2
Medical Promotion Dept.
Transplantation Immunology Area Medical Business and Science Dept.
Sapporo Branch
Sendai Branch
Tokyo Branch 1
Tokyo Branch 2
Yokohama Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2007)

Year of Foundation
1925

Year of Establishment
1943

Address
1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital
¥72,947,791,427

Number of Employees
6,282

Number of Shares Issued of Common Stock
559,636,061

Number of Shareholders
49,111

Stock Listing
Tokyo

Fiscal Year-End
December 31

General Meeting of Shareholders
March

Stock Transfer Agent
Mitsubishi UFJ Trust Bank Limited

Public Notices
Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharm.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations
Tel: +81-(0)3-3273-0554
Fax: +81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:
URL: http://www.chugai-pharm.co.jp/english

Classification of Shareholders

By Shareholder


Securities Firms
Number of Shares: 11,394,601
2.04% (Number of Shareholders: 64)
Other Corporations
Number of Shares: 6,405,781
1.14% (Number of Shareholders: 350)
Financial Institutions
Number of Shares: 82,892,684
14.81% (Number of Shareholders: 82)
Individuals and Other
Number of Shares: 57,166,735
10.21% (Number of Shareholders: 48,191)
Foreign Corporations
Number of Shares: 401,776,260
71.79% (Number of Shareholders: 424)

By Number of Shares Held


Fewer than 100 shares
Number of Shares: 149,262
0.03% (Number of Shareholders: 3,695)
More than 100 shares
Number of Shares: 8,284,188
1.48% (Number of Shareholders: 33,131)
More than 1,000 shares
Number of Shares: 22,893,856
4.09% (Number of Shareholders: 11,570)
More than 10,000 shares
Number of Shares: 13,616,533
2.43% (Number of Shareholders: 530)
More than 100,000 shares
Number of Shares: 25,548,293
4.57% (Number of Shareholders: 103)
More than 500,000 shares
Number of Shares: 26,808,374
4.79% (Number of Shareholders: 37)
More than 1,000,000 shares
Number of Shares: 462,335,555
82.61% (Number of Shareholders: 45)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	280,293	51.47
JP Morgan Chase Bank	23,452	4.30
The Master Trust Bank of Japan, Ltd. (trust account)	18,759	3.44
Japan Trustee Services Bank, Ltd. (trust account)	18,351	3.37
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,434	1.73
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.39
State Street Bank and Trust Company	5,916	1.08
Investors Bank and Trust Company (west)—Treaty	4,937	0.90
BNP PARIBAS Securities (Japan) Limited	4,505	0.82
Japan Trustee Services Bank, Ltd. (trust account 4)	3,780	0.69

* 14,831,246 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price	
	High	Low
From January 1, 2007 to December 31, 2007		
First Quarter	¥3,200	¥2,380
Second Quarter	3,100	2,200
Third Quarter	2,450	1,708
Fourth Quarter	2,005	1,580

Share Performance of Chugai


(Million)
250
200
150
100
50
100
75
50
25
0
'05/1 2 3 4 5 6 7 8 9 10 11 12 '06/1 2 3 4 5 6 7 8 9 10 11 12 '07/1 2 3 4 5 6 7 8 9 10 11 12
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index

Share price on January 4, 2005 (¥1,710) = 100

Industry average index is calculated as below (because of the merger and delisting):

2007.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Mitsubishi-Tanabe, Dainippon-Sumitomo, Chugai)
2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)
2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)
2005.4-8: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)
-2005.3: A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)


Responding to All Lives


Mixed Sources
FSC

VOCs ZERO

GPN


The cover and contents of this annual report are printed on paper made from 100% recycled pulp using ink that contains less than 1% of Volatile Organic Compounds (VOCs).



CHUGAI PHARMACEUTICAL CO., LTD.


A member of the Roche group

1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan

CHUGAI
Roche Group

Responding

CHUGAI PHARMACEUTICAL CO., LTD.
Facts and Figures 2007

FACTS AND FIGURES



Forerunner Pharma Research
Shigeto Kawai

Operating Results (Consolidated Basis)

Millions of yen	2007	2006	2005	2004	2003
		Years ended December 31			Nine months ended December 31
Revenues:	344,808	326,109	327,155	294,671	232,748
Prescription pharmaceuticals	332,943	326,109	327,155	278,485	218,158
Nonprescription products	—	—	—	16,186	14,590
Royalties and other operating income	11,865	—	—	—	—
Overseas sales	36,444	28,367	23,455	18,480	16,751
Rate of increase in revenues (%)	5.7	(0.3)	13.0	—	—
Income before income taxes and minority interests	66,428	62,956	86,179	57,488	49,244
Income before income taxes and minority interests to revenues (%)	19.3	19.3	26.3	19.5	21.2
Net income	40,061	38,418	53,632	34,117	28,446
Net income to revenues (%)	11.6	11.8	16.4	11.6	12.2

Note: Revenues include Royalties and other operating income, starting from the fiscal year ended December 31, 2007.


Revenues
(Billions of yen)
400
300
200
100
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Revenues
(Billions of yen)
(%)
100
75
50
25
0
40
30
20
10
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Income before income taxes and minority interests (left)
Income before income taxes and minority interests to revenues (right)
Net Income / Net Income to Revenues
(Billions of yen)
(%)
60
45
30
15
0
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Net income (left)
Net income to revenues (right)

Per Share Data (Consolidated Basis)

Yen	2007	2006	2005	2004	2003
		Years ended December 31			Nine months ended December 31
Net income per share (basic)	73.23	69.35	97.00	62.27	51.73
Net income per share (diluted)	73.16	69.26	96.33	61.34	50.94
Shareholders' equity per share	703.80	703.08	665.29	583.61	542.96
Cash dividends per share	30.00	30.00	34.00	18.00	13.00
Payout ratio (%)	41.0	43.3	35.1	28.9	25.1


Net Income per Share (Basic) / Net Income per Share (Diluted)
(Yen)
100
75
50
25
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Net income per share (basic)
Net income per share (diluted)
Shareholders' Equity per Share
(Yen)
800
600
400
200
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Cash Dividends per Share / Payout Ratio
(Yen)
(%)
50
40
30
20
10
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Cash dividends per share (left)
Special dividends per share (left)
Payout ratio (right)
Note: Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

Profitability (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Gross profit ratio (%)	60.2	59.2	63.5	62.3	64.1
Operating income to revenues (%)	19.3	17.9	24.2	17.5	18.4
Return on assets (%)	14.7	13.1	18.4	12.7	10.4
Return on equity (%)	10.4	10.1	15.6	11.0	9.9

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income /Shareholders' equity (yearly average) x 100


Gross Profit Ratio /
Operating Income to Revenues
(%)
80
60
40
20
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Gross profit ratio
Operating income to revenues
Return on Assets
(%)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Return on Equity
(%)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Stability (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Current ratio (%)	472.5	517.3	418.6	434.0	453.8
Fixed assets ratio (%)	33.7	32.0	34.8	42.6	50.4
Interest coverage (times)	461.9	283.0	284.8	169.3	79.4
Debt-to-equity ratio (%)	0.1	0.1	0.4	1.9	3.6
Shareholders' equity to total assets (%)	83.5	84.3	80.7	78.0	73.2
Market value equity ratio (%)	189.9	294.4	306.7	226.3	207.8

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100


Current Ratio /
Fixed Assets Ratio
(%)
600
500
400
300
200
100
0
(%)
60
50
40
30
20
10
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Current ratio (left)
Fixed assets ratio (right)
Interest Coverage
(Times)
500
400
300
200
100
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Debt-to-Equity Ratio /
Shareholders' Equity
to Total Assets /
Market Value Equity Ratio
(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Debt-to-equity ratio (left)
Shareholders' equity to total assets (left)
Market value equity ratio (right)

Efficiency (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Total assets turnover (times)	0.75	0.71	0.75	0.72	0.56
Trade receivables turnover (times)	3.22	3.08	2.75	2.81	2.04
Inventories turnover (times)	6.25	5.30	6.90	5.09	4.38
Trade payables turnover (times)	19.90	11.59	15.59	15.38	11.30

Notes: 1. Total assets turnover = Revenues/Total assets (yearly average)
2. Trade receivables turnover = Revenues/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Revenues/inventories
4. Trade payables turnover = Revenues/(trade notes payable + trade accounts payable)


Total Assets Turnover
(Times)
0.8
0.6
0.4
0.2
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Trade Receivables Turnover / Trade Payables Turnover
(Times)
4.0
3.0
2.0
1.0
0
(Times)
20
15
10
5
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Trade receivables turnover (left)
Trade payables turnover (right)
Inventories Turnover
(Times)
8.0
6.0
4.0
2.0
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Cash Flow (Consolidated Basis)

	Years ended December 31				Nine months ended December 31
	2007	2006	2005	2004	2003
Net cash provided by (used in) operating activities (¥ millions)	60,365	40,539	64,663	51,495	(36,795)
Net cash provided by (used in) operating activities to revenues (%)	17.5	12.4	19.8	17.5	(15.8)
Capital investments to net cash provided by (used in) operating activities (%)	32.5	40.3	24.9	25.6	(32.1)
Interest-bearing debt to net cash provided by (used in) operating activities (years)	0.0	0.0	0.0	0.1	0.5

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)


Net Cash Provided by (Used in) Operating Activities to Revenues
(%)
20
10
0
-10
-20
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Capital Investments to Net Cash Provided by (Used in) Operating Activities
(%)
60
40
20
0
-20
-40
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)
Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities
(Years)
0.5
0.4
0.3
0.2
0.1
0
'03/12 '04/12 '05/12 '06/12 '07/12
(9 months)

Development Pipeline (As of January 30, 2008)

Development Code	Indication / *Additional Indication	Status (Phase I / Phase II / Phase III / Filed / Approved)
Oncology		
R435	Colon cancer (adjuvant)*	(Multinational study)
	Gastric cancer*	(Multinational study)
	Non-small cell lung cancer*	
	Breast cancer*	
R1415	Non-small cell lung cancer	'07/12
	Pancreatic cancer*	
R340	Colon cancer (adjuvant)*	'07/12
	Gastric cancer*	
	Colorectal cancer*	
R597	Breast cancer (adjuvant)*	'06/11
	Gastric cancer*	(Multinational study)
EPOCH	Chemotherapy-induced anemia*	
MRA	Multiple myeloma	(Overseas)
R744	Chemotherapy-induced anemia	
R1273	Non-small cell lung cancer	
TP300	Colorectal cancer	(Overseas)
Renal Diseases		
R744	Renal anemia	
Bone and Joint Diseases		
MRA	Rheumatoid arthritis*	'05/04 (Japan)
		'07/11 (Overseas)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	'05/04 (Japan)
		(Overseas)
R1594	Rheumatoid arthritis	(Multinational study)
ED-71	Osteoporosis	
R484	Osteoporosis	(II / III)
Cardio/Cerebro-vascular Diseases		
SG-75	Acute heart failure*	'07/10
AVS	Subarachnoidal hemorrhage	'95/04
Transplant, Immunology and Infectious Diseases		
R964	Compensated liver cirrhosis caused by hepatitis C virus*	(II / III)
R442	Compensated liver cirrhosis caused by hepatitis C virus*	(II / III)
	Chronic hepatitis B*	(II / III)
MRA	Crohn's disease*	
	Castleman's disease	(Overseas)
	Systemic lupus erythematosus (SLE)	(Overseas)
NA808	Chronic hepatitis C	(Overseas)
Other Fields		
EPOCH	Predeposit of autologous blood transfusion*	'02/03
GM-611	Diabetic gastroparesis	(Japan)
		(Overseas)
	Irritable bowel syndrome (IBS)	(Overseas)
R1678	Schizophrenia	
R1583(ITM-077)	Type II diabetes	
CSG452(R7201)	Type II diabetes	

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
bevacizumab / Avastin (Injection)	Roche / Genentech	Anti-VEGF (Vascular Endothelial Growth Factor) humanized monoclonal antibody
erlotinib / Tarceva (Oral)	OSI / Genentech /Roche	EGFR tyrosine kinase inhibitor
capecitabine / Xeloda (Oral)	Roche	Antimetabolite, 5-FU derivative
trastuzumab / Herceptin (Injection)	Roche / Genentech	Anti-HER2 humanized monoclonal antibody
epoetin beta Epogin (Injection)	In-house	Recombinant human erythropoietin
tocilizumab / Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	Roche / Genentech	HER dimerization inhibitory humanized monoclonal antibody
(Injection)	In-house	Topoisomerase I inhibitor
(Injection)	Roche	C.E.R.A. (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
ocrelizumab / (Injection)	Roche / Genentech	Humanized anti-CD20 monoclonal antibody
(Oral)	In-house	Activated Vitamin D derivative
ibandronate sodium hydrate (Injection)	Roche (Taisho Pharmaceutical)	Bisphosphonate
ibandronate sodium hydrate (Oral)		
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Oral)	Roche	Anti-viral agent in combination with Pegasys
peginterferon alfa-2a / Pegasys (Injection)	Roche	Peginterferon alfa-2a agent (recombinant)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Injection)	In-house	—
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
mitemcinal (Oral)	In-house	Motilin agonist Recovery of gastrointestinal motility
(Oral)	Roche	—
(Injection)	Roche / Ipsen (Teijin)	GLP-1 analogue
(Oral)	In-house	—

Basic Information on the Pharmaceutical Industry

Overview of Domestic Pharmaceutical Market and NHI Drug Price Revisions

Trends in the National Medical Insurance System

Without medical system reforms, Japan's national medical expenses will increase at an annual rate of approximately 3% to 4% going forward. In FY2005, national medical expenses totaled ¥33,128.9 billion, a 3.2% increase from the previous year. The rapid aging of Japan's society presents the serious challenge of how to efficiently manage the marked increase in medical costs for the elderly.

National Health Insurance (NHI) Drug Price Revision

The Ministry of Health, Labour and Welfare (MHLW) generally reviews drug reimbursement prices every two years and sets standard prices (reimbursement prices) so that pharmaceuticals prescribed under the health insurance system are at a level approximating their actual market price. It does this by investigating the prices and volumes of all prescription drug transactions during a given period. In FY2008, drug reimbursement prices are projected to decline by 1.2% overall on a medical cost basis, or 5.2% on a reimbursement price basis.

New System Scheduled for Introduction in April 2008

Changes to Promote Use of Generic Drugs*

MHLW is instituting changes to prescription rules in line with an Action Program announced in October 2007 to promote the safe use of generic drugs. Until now, physicians have ticked the "Can be substituted" box on the prescription form if they determine that a generic drug is acceptable. However, from April 2008 the prescription form will be changed so that they need tick a box only if they do not agree to substitution by a generic drug. The Japanese government aims to trim medical expenditure by raising the generic drug share of prescription drug volume from the current level of approximately 17% (as of 2006) to 30% by 2012.

Advanced Elderly Health Care System**

Under reforms to Japan's healthcare system implemented in 2006, a new healthcare insurance system is being instituted for all elderly persons aged 75 or over***. A greater burden is expected to fall on the current working population for healthcare for the elderly amid Japan's aging and low-birthrate society. The new system differs substantially from the existing elderly healthcare system in terms of fund-raising, since approximately 10% of the new system's budget will be covered by insurance premiums borne equally by elderly people. In addition, separate reforms are also projected for the system covering medical treatment fees.

* The term "generic drug" refers to a drug manufactured by another pharmaceutical company after the expiry of the patent protection for the drug. It has the same active ingredients and efficacy as the original formulation. Because companies do not incur development costs, a generic drug can be 20% to 70% cheaper than the original drug.

** The elderly are scheduled to start paying this premium in October 2008.

*** Under the Japanese healthcare system, the "elderly" are those aged 75 or over, or 65 or over with certain disabilities.

Trends in National Medical Insurance System and Advanced Elderly Health Care System



(Trillions of yen)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
'95
'97
'99
'01
'03
'04
'05
National medical expense
Elderly medical expense
Ratio of national medical expense to national income

Source: Overview of National Medical Expense by Ministry of Health, Labour and Welfare.
Notes: National income is based on the actual results of the System of National Accounts (announced in June 2007 by the Cabinet office).

Prescription Drug Market



(Trillions of yen)
8.0
7.0
6.0
5.0
4.0
'02
'03
'04
'05
'06
'07

Source: IMS Pharmaceutical Market Statistics, Dec. 2002-2007 MAT
Reproduction without consent is prohibited.

Impact of National Health Insurance Price Revision

NHI Price Reduction Rate (%)	2004	2006	2008
Industry Average	4.2	6.7	5.2
Chugai	4.3	7.2	7.2

Source: Company data

Oncology Field

Overview of Diseases and Treatment Methods

Leading Cause of Death in Japan

Cancer has been the single most common cause of death in Japan since 1981. In 2006, approximately 329,000 people died of cancer, 30.1% of all deaths in that year and the highest figure recorded since government surveys began in 1899.

Every year in Japan, approximately 85,000 people are diagnosed with lung cancer, 115,000 with colorectal cancer, 42,000 with breast cancer, and 107,000 with gastric cancer.

Establishment of the Basic Act for Anti-Cancer Measures and Changes in the Healthcare Environment

In June 2006, the Diet enacted the Basic Act for Anti-Cancer Measures, which stipulates the obligation of national and local governments to promote measures to fight cancer. The basic principle of the law is to develop optimal cancer treatment systems in every corner of the country so that patients can receive optimal treatment in accordance to their wishes ("the availability of optimal treatment" for cancer patients). The law includes provisions for (1) improvement of cancer prevention and treatment technologies, (2) development of oncologists and "hub" institutions specialized in cancer, and (3) enhanced provision of information to patients.

The Changing Cancer Treatment Environment from the Patient's Perspective

Measures introduced as part of the patient-centered cancer treatment policy are bringing about major changes in the Japanese cancer treatment environment. The Basic Act for Anticancer Measures requires the national government to formulate a basic plan and policies to fight cancer after listening to the opinions of patients, their families, and experts. As a result of these patient-centered policies, great progress is being made in the training of oncologists and other healthcare professionals such as nurses and pharmacists working with oncologists. Advances have also been seen in efforts such as establishing networks among local medical institutions by designating interregional hub cancer centers. Japan's first medical oncologists were certified in 2006 and as of April 2007 there were 126 such specialists. Today, there is a growing multidisciplinary approach involving oncologists and other healthcare professionals such as nurses, pharmacists, and nutritionists. The "drug lag" problem — the inability of Japanese patients to gain access to global standard or state-of-the-art treatments — has also been addressed through the establishment of the Investigational Committee for Usage of Unapproved Drugs. Other significant changes reflecting the adoption of a patient-centered approach to treatment in Japan include the establishment of treatment guidelines.

Solving the Drug Lag Problem

In January 2005, the Japanese Ministry of Health, Labour and Welfare established the Investigational Committee for Usage of Unapproved Drugs as one means of helping solve the drug lag problem. The Committee is charged with investigating the clinical necessity and the appropriateness of usage of drugs already approved in Europe and the United States but not yet in Japan. This is to promote the clinical trials of those drugs in Japan facilitating access by patients.

The Ministry has also reinforced several functions of the Pharmaceutical and Medical Devices Agency, an independent administrative institution responsible for reviewing of drugs and medical devices for approval. These include increasing the number of staff involved in the reviewing process, introducing a project management system under which a dedicated staff is appointed to oversee the progress, providing guidelines on global clinical studies, clarifying reviewing criteria, and offering an improved consultancy function. By 2011, the aim is to shorten the period from new drug development through approval by two-and-a-half years, and to shorten the reviewing process to one year.

Changes in Treatment Methods

Cancer treatment is increasingly being based on a multidisciplinary approach that combines surgery, radiation therapy, and anticancer agents. In particular, the field of anticancer agents is evolving, and highly innovative medications such as molecular targeted drugs have been introduced. This has brought about a dramatic improvement in treatment outcomes in colorectal, lung and breast cancer, malignant lymphoma, and other forms of cancer. As the side-effect profiles of these drugs differ from those of conventional anticancer agents, it is now recognized that there is a need for cancer drug therapy specialists with a thorough knowledge of drug mechanisms of action, pharmacokinetics, and the effects of co-administration with other drugs. Furthermore, in recent years, there has been a rapid increase in the number of cancer patients receiving drug treatment on an outpatient basis, which allows them to maintain their normal lifestyles. To ensure the medical safety of chemotherapy for these patients, a multidisciplinary approach involving close collaboration between oncologists and other healthcare professionals has become essential.

Chugai's Sales Force Structure

To respond to these changes and build trust with those involved in the increasingly specialized cancer treatment environment, our medical representatives (MRs) are expected to (1) provide more advanced drug information, not only about the efficacy of drug but also about such issues as side effects and their management, the scientific basis for combination therapies, and the mechanisms of action of molecular targeted drugs; (2) strengthen communications with opinion leaders; (3) coordinate network between specialized cancer institutions and hospitals; and (4) provide practical support to healthcare professionals.

Accordingly, Chugai further enhanced its sales force structure in 2006. Following the January 2006 opening of the Oncology District Offices in each prefecture, we established the Oncology Unit within the Sales Division in October 2006, integrating the sales functions for cancer-related products. In March 2008, the Unit was reorganized to comprise of 1) Oncology Sales Planning and Control Dept. to enhance complete and quick implementation of the policy, 2) Oncology Sales Promotion Dept. to strengthen the function of promotion based on product strategy and policy, and 3) Oncology Medical Promotion Dept. to enhance the support and operation of medical marketing planning based on product strategy and policy. Furthermore, the number of Oncology District Offices within local branch offices has been increased to 54 with 500 Oncology MRs.

Overview of Products and Development Projects

Neutrogin

Neutrogin is a recombinant human granulocyte-colony stimulating factor (G-CSF) developed by Chugai. G-CSF is a hematopoietic factor that specifically promotes the differentiation and growth of cells of the granulocytic series (especially neutrophils) in bone marrow. Neutrogin has the effect of reducing the period when the neutrophil count is low and promoting recovery in various types of neutropenia. Neutrogin is used to treat neutropenia that occurs as a side effect of anti-cancer agents, mobilize peripheral blood progenitor cells, promote neutrophilia after hematopoietic cell transplantation, and treat neutropenia associated with myelodysplastic syndrome, aplastic anemia, HIV infection, and immunosuppressive therapy following kidney transplantation. As of March 2008, Neutrogin has been approved in 75 countries around the world including Japan. In latter half of 2006, we have developed a serum-free version of Neutrogin and started shipment in March 2007. Overseas, Neutrogin is sold under the name Granocyte, and sales have been increasing in recent years, primarily in France and Germany.

Rituxan

Rituxan is a targeted monoclonal antibody for the treatment of CD20-positive, B-cell non-Hodgkin's lymphoma. It works by binding to a specific protein (the CD20 antigen) found on the surface of normal and malignant B cells, activating the immune system to eliminate the marked cells. These are then replaced by healthy B cells from the bone marrow. The efficacy of Rituxan has been confirmed in many overseas and domestic clinical trials, and it is now the standard therapy for non-Hodgkin's lymphoma. As of the end of 2007, Rituxan has been approved in more than 100 countries around the world, including Japan, and has gained wide recognition internationally. In Japan, Rituxan is marketed jointly by Chugai and Zenyaku Kogyo Co., Ltd. Outside Japan and North America, Rituxan is sold under the brand-name MabThera by the Roche Group.

Herceptin

Herceptin is a targeted monoclonal antibody that works across all stages of human epidermal growth factor receptor type 2 (HER2)-positive breast cancer. The product specifically activates the immune system and supresses the HER2 protein that contributes to tumor cell growth.

Herceptin has been approved in 110 countries worldwide, as of January 2008. In Japan, the product is indicated for the treatment of patients with metastatic breast cancer with HER2 over-expression and now also for postoperative adjuvant therapy of patients with early HER2-positive breast cancer.

Xeloda

Xeloda was developed at the Kamakura Research Laboratories of the former Nippon Roche to improve the efficacy and safety of Furtulon. After Xeloda is absorbed by the body, it is gradually metabolized by certain enzymes present in high concentrations in the liver and tumors and is eventually converted into 5-FU within tumors. It is an innovative drug with high target specificity.

As of the end of 2007, Xeloda is the standard treatment for metastatic breast cancer and colorectal cancer in more than 100 countries around the world. In Japan, Xeloda is currently used to treat inoperable or recurrent breast cancer and as a postoperative adjuvant chemotherapy for colon cancer.

Kytril

Kytril is a selective inhibitor of the 5-HT3 (serotonin) receptors found in afferent vagal nerve endings distributed mainly along the gastrointestinal tract. It is widely prescribed as an antiemetic agent to alleviate the nausea and vomiting that occur as side effects of anticancer agents. Kytril is approved in more than 40 countries including Japan as of the end of 2007.

Femara

We commenced joint marketing of Femara, an aromatase inhibitor, with Novartis Pharma K.K., Femara's manufacturer and distributor, in May 2006. Femara is one of the standard drugs used in endocrine therapies for breast cancer and it has already been approved in over 100 countries around the world as a breast cancer treatment for postmenopausal women.

Although it is the third agent to come into the domestic market as a third generation aromatase inhibitor, we will aim to differentiate Femara from competitor products using the strong evidence in its favor: (1) Femara is the first aromatase inhibitor shown in large-scale clinical trials to be useful as an extended adjuvant therapy (adjuvant therapy after five years of standard tamoxifen therapy after surgery for breast cancer); (2) large-scale clinical trials overseas have confirmed that Femara reduces the risk of cancer recurrence as an initial adjuvant therapy commencing immediately after surgery; and (3) large-scale clinical trials have confirmed that Femara is more effective than tamoxifen in treating advanced and recurrent breast cancer.

Cancer Mortality Rate (2001)


<Male>
per 100,000 population
(By cancer type)
(All cancers)
80
60
40
20
0
400
300
200
100
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Non-Hodgkin lymphoma
Lung
All cancers
<Female>
per 100,000 population
(By cancer type)
(All cancers)
50
40
30
20
10
0
250
200
150
100
50
0
Stomach
Colon
Rectum and anus
Liver*
Pancreas
Non-Hodgkin lymphoma
Lung
Breast
All cancers
EU
US
Japan
Source: WHO web site
* EU's liver is an average of UK, Germany and France

Avastin

The humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody Avastin is the first anti-angiogenesis agent in the world to receive approval. Avastin inhibits angiogenesis — the growth of the network of blood vessels that supply nutrients and oxygen to cancerous tissues.

Avastin is marketed globally by Roche Group companies, and we are aiming to develop the drug as fast as possible in order to make it accessible to patients who can benefit from it. In addition, we plan to investigate the efficacy of combinations of Avastin and Chugai's other anticancer agents. We expect Avastin to play a key role in improving Chugai's presence in oncology in Japan.

In Japan, Avastin is currently approved for the treatment of advanced and recurrent colorectal cancer.

Tarceva

Tarceva is a targeted, small-molecule drug that inhibits the activation of human epidermal growth factor receptor (EGFR) by blocking the enzyme tyrosine kinase. EGFR plays a key role in the growth, progression and metastasis of cancer. The product is marketed overseas by Roche, Genentech and OSI Pharmaceuticals and has been approved in 88 countries under the brand name Tarceva, as of February 2008. It is approved in Europe and the United States for the second-line treatment of advanced non-small cell lung cancer and the first-line treatment of metastatic pancreatic cancer.

In Japan, Tarceva is currently approved for the second-line or later treatment of non-small cell lung cancer.

TP300

TP300 is a topoisomerase I inhibitor which prevents the growth of cancer cells by obstructing the activity of an enzyme called topoisomerase I, which contributes to the replication of DNA. With existing topoisomerase I inhibitors, concentrations in the blood following administration vary from patient to patient; these agents can also cause severe diarrhea as a side effect. TP300 is designed to overcome these disadvantages, and we expect that it will demonstrate a high level of safety and efficacy in clinical trials.

* Topoisomerase inhibitors designed as anticancer agents suppress the functioning of topoisomerase I or II in order to inhibit the synthesis of deoxyribonucleic acid (DNA). Topoisomerase is an enzyme that has the function of assisting the replication of the genetic code by unknotting the double helical configuration of DNA, by temporarily loosening the binding of the DNA to manifest the genetic code. Topoisomerase I cuts one strand of DNA and Topoisomerase II cuts two strands.

Renal Diseases Field

Overview of Diseases and Treatment Methods

Chronic kidney disease

Chronic kidney disease is defined as the continuation for three months or more of "manifestations showing the existence of renal disease, such as positive proteinuria" or "presence of kidney damage (a glomerular filtration rate of less than 60 ml/min)." Recently, reports containing ample evidence of the major risk posed by chronic kidney disease in end stage renal failure and cardiovascular disease have prompted efforts to address this disease around the world.

In Japan, too, measures are being put in place to deal with the problem. For example, the Japanese Society of Nephrology issued "Chronic Kidney Disease Guidelines" in July 2007. The Ministry of Health, Labour and Welfare has initiated strategic research through The Kidney Foundation, Japan with the objective of achieving a 15% reduction in five years of the number of dialysis patients compared with current forecasts.

Chronic renal failure and Renal anemia

Chronic renal failure is a disease in which renal function is significantly reduced due to a variety of causes, including diabetes-related renal disease, chronic glomerulonephritis, nephrosclerosis, and polycystic kidney disease. In recent years, the rise in the number of diabetes patients has led to a corresponding increase in chronic renal failure in patients with underlying diabetes-related renal disease; this has become the primary reason for dialysis use.

For dialysis patients and end-stage renal failure patients, the treatment of serious complications of advanced renal dysfunction, such as renal anemia, secondary hyperparathyroidism, and abnormal calcium and phosphorus metabolism, is a major issue. Of these complications, renal anemia is one of the most frequent, occurring not only in dialysis patients but also in-pre-dialysis patients. Renal anemia, in turn, is thought to be responsible for a wide range of further complications suffered by renal failure patients, including deterioration in heart, brain, and hemostatic functions.

Treatment Methods and Changes in the Medical Environment

Erythropoietin

Erythropoietin is a hemopoietic factor produced mainly in the kidneys which speeds up erythrocyte production by acting on normoblastic progenitor cells found in bone marrow. Erythropoietin (EPO) is effective in renal anemia caused primarily by the decline in erythropoietin production due to chronic renal failure. In addition, by correcting and controlling anemia, the drug is also thought to help improve the secondary complications listed above. Large-scale studies have shown that correction of anemia with erythropoietin helps reduce the length of hospital stays and improves both quality of life and life expectancy. It is estimated that EPO preparations are currently used by approximately 80% of dialysis patients and the majority of pre-dialysis renal failure patients with serum creatinine levels of 2mg/dL or more. Chugai's Epogin is thus an essential drug for the treatment of renal anemia.

A flat-sum reimbursement system for erythropoietin preparations

The number of patients receiving dialysis treatment in Japan is increasing each year by about 4%, reaching 260,000 people in 2006, partly due to increased use of dialysis in patients with diabetes-related renal disease. Expenses for erythropoietin (about ¥140 billion*), essential for dialysis treatment, accounted for 8.8% of all dialysis-related expenses in 2005.

Consequently, the government decided in its 2006 revisions of medical fees that the administration of erythropoietin in dialysis treatment would be comprehensively incorporated as a flat-sum reimbursement within the medical fee points** for "artificial kidney" (dialysis treatment). The government changed the previous mechanism under which the number of fee points awarded depended on the amount of erythropoietin used. The new mechanism provides an integrated fee structure by adding the average amount of erythropoietin used per dialysis session to the medical fee points for one session.

In 2008 revisions of medical fees, the medical fee points for dialysis treatment became to be differentiated according to the time consumed for dialysis treatment in light of cosideration of the effect on side-effects and life expectancy of the patients: (1) less than four hours, (2) between four and five hours, and (3) more than five hours.

This change is designed to encourage appropriate use of erythropoietin while maintaining the degree of anemia at the previous level by promoting purification of dialysis fluid, the implementation of prolonged dialysis, and the use of high-performance dialyzers. On the other hand, the amount of erythropoietin needed to improve anemia varies substantially among patients. Academic societies, medical institutions, and patient groups are aiming to promote proper anemia treatment that keeps these issues in mind.

* IMS data. Erythropietin market in 2005.
The scope of the market is defined by Chugai.

** Formerly, the average amount of erythropoietin used per patient was approximately 4,500 international units per week, on the basis of three dialysis sessions per week. The new system adds points equivalent to 1,500 international units, to the artificial kidney medical fee points and provides an integrated fee structure.

Chugai's Sales Force Structure

In order to build a focused sales structure to market Epogin for use at renal disease departments in clinics and hospitals, Chugai designated medical representatives (MR) specializing in renal diseases in July 2005. As of the end of December 2007, there were 27 renal disease specialty departments at branch offices of the sales organization, and about 300 MRs specialized in the renal field.

Through this sales force structure, Chugai will promote proper use of Epogin, providing medical information and promoting collaboration with regional medical institutions in order to contribute to further improving the quality of life of patients.

Overview of Products and Development Project

Epogin

Erythropoietin is a hemopoietic factor produced mainly in the kidneys which speeds up erythrocyte production by acting on normoblastic progenitor cells found in bone marrow. The full utilization of Chugai's unique gene recombinant technology enabled the creation of Epogin, a human erythropoietin formulation that uses epoetin beta as its main active ingredient. Erythropoietin is effective in improving renal anemia primarily caused by the decline in erythropoietin production due to chronic renal failure. It also contributes to the improvement of a wide range of complications arising from anemia.

JET Study

The Japan Erythropoietin Treatment (JET) Study is a large-scale, specific use performance study of Epogin conducted by Chugai since October 2005 with the cooperation of patients and healthcare professionals. The objective of the study is to identify optimum hemoglobin levels in dialysis patients. We believe that the study will also provide some data on the usage of Epogin in dialysis treatment following the introduction of the flat-sum reimbursement system. We plan to have registered 10,000 cases by September 2008, and will promote recognition of the drug through various activities, such as holding lectures throughout the country.

The Japanese Society for Dialysis Therapy's "Guidelines on the Treatment of Secondary Hyperparathyroidism in Dialysis Patients"
These guidelines state that life expectancy can be improved by regularly measuring and ensuring proper levels of phosphorous, calcium, and parathyroid hormone (PTH) in the blood. Usage of Renagel and Oxarol are benefiting from the impetus provided by these new treatment guidelines.

R744 (overseas product name: Mircera)
R744 is a new anemia treatment with a very long serum half-life, enabling stable and sustained control of haemoglobin. R744 stimulates erythropoiesis by a different interaction with the erythropoietin receptor on progenitor cells in the bone marrow.

The serum half-life of R744 is virtually the same, whether administered subcutaneously or via intravenous injection, and the drug demonstrates effectiveness in relieving the symptoms of anemia when administered at four-week intervals. Consequently, it may reduce the cost of hospital visits for chronic kidney disease patients not on dialysis and may contribute to better treatment compliance. Furthermore, as a dialysis-related treatment, R744 is expected to reduce medical costs such as drug administration costs and medical waste by dramatically reducing administration frequency. The product thus has the potential to expand the options for the treatment of renal anemia.

Renagel
Renagel is used to treat hyperphosphatemia. Because depressed renal functions impair the ability of dialysis patients to eliminate phosphorous excretions, phosphorous intake is controlled by phosphorous-eliminating dialysis and strictly controlled diets. However, these methods are not 100% effective in correcting oversupplies of phosphorous, so a phosphate binder is required to eliminate the excess phosphorous amounts. Renagel differs from conventional calcium carbonates used to treat this condition, and there is almost no possibility of hypercalcemia occurring with Renagel use, as it is a new type of treatment, free of aluminum and calcium. Therefore, synergies with Chugai's other products can be expected. For instance, it becomes easier to use vitamin D3 derivatives, in particular Oxarol, an agent for the treatment of secondary hyperparathyroidism.

Oxarol
Synthesized by Chugai, Oxarol is the first intravenous activated vitamin D3 derivative agent in Japan. It treats secondary hyperparathyroidism — a result of prolonged dialysis — by acting directly on the parathyroid gland to control PTH synthesis and secretion, and by acting to improve osteitis fibrosa and excess remodeling. Even in cases where previous oral vitamin D3 derivatives had no positive effect, or where they could not be administered due to hypercalcemia, Oxarol is producing nice results.

Bone and Joint Diseases Field

Osteoporosis

Osteoporosis is considered to be a serious disease as fractures, especially compression fractures of the spine and femoral neck, caused by the disease can decrease quality of life, leave patients bedridden, and increase mortality risks.

It is estimated that over 12 million people suffer from osteoporosis throughout Japan, with one in every two women aged 65 or over said to suffer from the disease. However, the treatment rate stands at around only 30% of the estimated number of sufferers due to a lack of readily noticeable symptoms. Consequently, the appearance of a new drug acts to expand the osteoporosis treatment market by exposing more patients.

Treatment Methods
In the past, drug treatment of osteoporosis mainly involved activated vitamin D3 derivatives, bisphosphonates, and calcitonin preparations. Since 2005, however, there has been an increase in the use of Evista, a selective estrogen receptor modulator (SERM).

Regulatory Trends
National guidelines for osteoporosis treatment underwent major revision in October 2006 for the first time in about four years, with the aim of improving quality of life of the elderly and containing medical costs. Among the main points of the new guidelines are: (1) emphasis on the prevention of fractures; (2) a new focus on "bone quality" as a measure of bone strength; and (3) establishment of criteria for the initiation of drug treatment that are separate from the criteria for diagnosis. The Ministry of Health, Labour and Welfare also seeks to promote diagnosis by urging local governments to provide periodical bone density testing for women from the age of 40.

Overview of Products and Development Projects
Evista
Evista, a new category of osteoporosis treatment called SERM, uses the estrogen-like effect only for blocking the reduction of bone mass, while reducing the occurrence of gynecological side effects that are associated with existing estrogen drugs. In Japan, Evista has been jointly marketed by Chugai and Eli Lilly Japan since May 2004.

Based on large-scale overseas clinical trials conducted by Eli Lilly & Co., Evista has been established as an evidence-based medicine. The drug reduces vertebral fractures and has low risk of causing breast cancer. It has been approved in more than 100 countries worldwide (as of December, 2007). New treatment guidelines implemented in October 2006 designated Evista as a grade-A recommended agent. This designation, combined with accurately targeted marketing activities for orthopedic institutions, has boosted Evista to the No. 1 brand among osteoporosis treatments since 2006.

Alfarol

Alfarol, an activated vitamin D3 derivative, is positioned as the base drug for osteoporosis treatment. Alfarol inhibits the decline of bone mass by adjusting calcium and bone metabolism, and therefore is effective in preventing vertebrate fractures. The latest treatment guidelines also indicate the drug's effect on prevention of falls, focusing attention to this feature that other osteoporosis treatment do not have.

ED-71

ED-71 is a vitamin D3 preparation, that was born out of our many years of research in vitamin D. ED-71 is expected to show significantly greater effect in increasing bone mass and preventing fractures than existing D3 derivatives. We are developing it as a promising drug to replace Alfarol.

R484
(overseas product name: Bonviva/Boniva)

R484 is a bisphosphonate that requires less frequent administration than existing medicines of the same class. It is available overseas in two dosage forms: a tablet that needs to be taken only once a month, and an injection that is given once every three months. These more convenient treatment schedules are expected to help patients continue their medication, an important issue in osteoporosis. In order to expedite development and maximize sales of R484, Chugai concluded a co-development and co-marketing agreement with Taisho Pharmaceutical Co., Ltd. in September 2006.

Rheumatoid Arthritis, Osteoarthritis

Rheumatoid arthritis (RA) is a systemic disease characterized by inflammation of joints leading to dysfunction, pain and deformity. A lack of appropriate treatment tends to result in deterioration of a patient's condition over time. It is estimated that there are about 600,000 to 700,000 patients in Japan suffering from RA, of whom some 350,000 are currently receiving drug treatment. The number of patients is increasing as the average age of the population rises. Systemic onset juvenile idiopathic arthritis (sJIA), the form of RA suffered by children below 15 years of age, accompanies growth disorders. It is considered even more difficult to treat than adult forms of the disease, as few suitable drugs are available.

The most common joint disease is osteoarthritis. Degeneration of the cartilage in the joints and surrounding areas causes joint pain, stiffness, and loss of function. The disease is more common in older people and occurs in more than 80% of people over 60 years of age.

Treatment Methods and Market Conditions

Rheumatoid arthritis has been conventionally treated with anti-rheumatic drugs and anti-inflammatory analgesics, but biologic agents (anti-TNF-agents) targeting cytokines, proteins involved in the process of inflammation, have recently entered the market and expanded the range of treatment choices. Research in recent years implies that the administration of biologic agents at the early onset stage is effective in inhibiting bone and joint damage. The global market for these agents is expected to exceed US$6 billion by 2008, and in Japan, also, it is expected that the number of patients treated with biologics will grow, now standing at around 35,000.

Systemic onset juvenile idiopathic arthritis (sJIA) is a serious and potentially fatal disease. While it is rare, with only 1,700 patients in Japan, no effective treatment is available. Current therapy relies on steroid drugs, which can cause growth impairment and other side effects. Accordingly, the launch of Actemra is eagerly awaited.

The main drug therapies for osteoarthritis include non-steroidal anti-inflammatory analgesics, steroids, and hyaluronic acid preparations. However, the level of satisfaction with these therapies is not high and more useful drugs are needed.

Regulatory Trends

In October 2005, the Ministry of Health, Labour and Welfare released the Report of the Rheumatism and Allergy Countermeasure Committee. The report calls for the following measures to prevent rheumatism from becoming severe: (1) promotion of early diagnosis and the development of highly effective treatment methods; (2) establishment of medical service systems to provide appropriate care; and (3) improvement of the patient environment, including consultation opportunities and access to information.

The 2001-2010 period has been designated as the Bone and Joint Decade, and academic societies and other players are aggressively approaching research, diagnosis and treatment of osteoarthritis.

Overview of Products and Development Project

Suvenyl

Suvenyl, a drug that improves joint function through injection into the joint cavity, is a high molecular weight hyaluronate sodium drug that alleviates knee joint pains caused by knee osteoarthritis and rheumatoid arthritis. Recently, the superior performance of Suvenyl over low molecular weight hyaluronic acid, due to its physical and chemical properties being close to that of natural hyaluronic acid, has begun to widen the understanding among clinicians of the value of high molecular weight. Also, a new form of Suvenyl was launched in July 2005 that can be stored at room temperature.

Actemra

Actemra, the first antibody drug created in Japan, blocks the activity of interleukin-6 (IL-6), a type of cytokine. The high expectations placed by doctors in this new medication are shared by patients for whom conventional treatments for rheumatoid arthritis, including existing biologic agents, have failed to be effective.

R1594

R1594 is a second-generation humanized anti-CD20 monoclonal antibody that binds to a particular protein (the CD20 antigen) on the surface of human B cell lymphocytes, activating the immune system to eliminate the marked cells. R1594 is expected to be effective in treating diseases that involve B cells and is currently being studied for a variety of autoimmune diseases by Roche Group companies. Japan is participating in an ongoing global phase III study of R1594 for rheumatoid arthritis.

Others Field

Chronic Hepatitis C

Chronic hepatitis C is a liver disease caused by persistent infection by the hepatitis C virus (HCV). In Japan, this disease has been designated a "21st century national health issue," as there are approximately two million HCV carriers. Early detection and treatment of the hepatitis C virus is particularly important because approximately 70% of those infected develop chronic hepatitis, which gradually progresses to liver cirrhosis and then liver cancer.

Treatment Methods and Market Conditions

There are two methods of treating chronic hepatitis C: antiviral therapy to eradicate HCV from the body, and liver-support therapy to improve liver function and prevent the hepatitis from worsening.

Interferon therapy is the main antiviral treatment. However, the limited efficacy of conventional interferon drugs has led to an increase in the use of liver-support therapy in Japan, where 80% of chronic hepatitis C patients do not receive interferon treatment. Since 2001, the introduction of interferon-ribavirin combination therapy and of peginterferon* has increased the treatment options available for patients with hepatitis C. Overseas, combined peginterferon and ribavirin is now the standard treatment.

* Interferon conjugated with polyethylene glycol, which makes the medication longer-acting.

Regulatory Trends

The government is focusing its effort to double the number of hepatitis patients treated with interferon in the next four years starting April 2008. It will cooperate with local governments in order to implement comprehensive measures tackling hepatitis. First of all, in order to diagnose potential patients who are unaware of their infection due to a lack of symptoms, public healthcare centers will offer free testing in 2008 to people aged 20 or older. Also, regional hospitals in each prefecture will be designated as hub centers for hepatitis C treatment in order to provide patients with a framework for treatment and consultation. Additionally, a new policy will be implemented to ease the financial burden of hepatitis patients, with the upper limit of co-payments set at 10,000 yen, 30,000 yen and 50,000 yen, based on a patient's income level.

Chugai's Sales Force Structure

Beginning in January 2006, one medical representative (MR) from each General MR Office has been appointed as a "Pegasys Leader." The role of the Leader is to increase the knowledge and skills of MRs with regard to Pegasys. From 2008, Chugai is expanding the role of Pegasys Leaders with the aim of achieving rapid market penetration and promotion of Pegasys/Copegus combination therapy and making a contribution to regional medical care.

Overview of Products and Development Projects

Pegasys/Copegus

Pegasys (generic name: peginterferon alfa-2a) enables sustained therapeutic concentrations to be achieved with once-weekly* administration, with fewer side effects than standard interferon preparations. The guidelines for chronic hepatitis C treatment published by the Ministry of Health, Labour and Welfare recommend Pegasys as monotherapy for patients with a low viral load or those who cannot use ribavirin.

Copegus (generic name: ribavirin) is a chronic hepatitis C treatment that synergistically strengthens the antiviral effect when used in combination with interferon. In January 2007, Chugai obtained approval for Copegus and launched it in March in combination with Pegasys for the treatment of patients with chronic hepatitis C serogroup 1** infection and high viral load, or those who have either not responded to, or have relapsed following, interferon monotherapy. This approval makes Chugai the only pharmaceutical company in Japan that can offer peginterferon for both monotherapy and combination therapy. The Company plans to use this advantage to maximize the value of the two products by seeking to expand its market share in the treatment of chronic hepatitis C and further expanding the range of indications. Pegasys is establishing its position as monotherapy for patients who are unable to use ribavirin.

* Conventional interferon must be injected three or more times per week.
** Genotypes I (1a) and II(1b), with which approximately 70% of HCV patients in Japan are infected.

NA808

NA808 is a small-molecule compound that is expected to prove effective as a treatment for chronic hepatitis C. The drug acts on the body, not the virus, to inhibit the growth of the virus.

Influenza

Influenza is an acute infectious disease characterized by the rapid onset of high fever (38 degrees centigrade or more) and severe systemic symptoms. It is highly infectious, and epidemics can develop quickly. In some cases, secondary infections can lead to very serious illness. Influenza is classified into types A, B, and C based on differences in the antigenicity of the underlying virus. Types A and B can infect humans and cause major outbreaks. There are three anti-influenza drugs currently on the market: they treat only type A, or treat both types (A and B). Either type requires administration to begin within two days of symptoms appearing.

Overview of Product

Tamiflu

Tamiflu is the only oral anti-influenza agent that is effective against both type A and type B infections. It inhibits viral replication by binding to and blocking the action of neuraminidase, an enzyme essential for the multiplication of the influenza virus. Launched in capsule form in February 2001 and dry syrup form in July 2002, dosages are available for patients one years of age and older. In July 2004 approval was granted for limited prophylactic use. Abnormal behavior has occurred in some influenza patients who have also taken Tamiflu. Although no causal relationship with Tamiflu has been established, the authorities introduced restrictions on the use of Tamiflu in teenage patients from March 2007 as a precaution. At the time of writing (March 2008), studies to determine the cause of the abnormal behavior are ongoing.

Government Stockpiling

Japan's central and prefectural governments are stockpiling 28 million treatments of Tamiflu for use in the event of an influenza pandemic. Chugai completed delivery of almost all of the stockpile target in 2007.

Production System

Chugai imports Tamiflu capsules from Roche and packages and destributes them for the domestic market. Preparations are now under way to gain approval for production of a dry syrup formulation, which is more suitable for Japan. Our goal is to launch the new formulation in time for the 2009-2010 influenza season. Tamiflu Dry Syrup will be produced at Chugai Pharma Manufacturing's (CPMC) Fujieda Plant*.

* Roche will continue to supply the bulk active ingredient and Tamiflu capsules 75, with packaging carried out by CPMC.

Angina Pectoris

Hardening of the coronary artery or coronary spasms can cause constriction of the artery and lead to ischemia, a condition where the heart does not receive sufficient blood flow. Clinical symptoms of angina pectoris include chest pain and pressure that accompany temporary ischemia. Nitric acid is used to treat angina pectoris, enlarging the coronary artery and increasing blood flow to the ischemia affected areas. In addition, beta blocker agents are used for exertional angina pectoris treatment and calcium blockers are used for coronary spasm related angina pectoris.

Overview of Product

Sigmart

Anti-anginal agent Sigmart is a drug that overcomes the flaws of nitric acid compounds such as nitroglycerin and is effective in treating various types of angina pectoris. In 2001, clinical trials in the United Kingdom proved that in addition to reducing angina pectoris attacks, Sigmart also improves the prognosis of angina pectoris patients, thus leading to an increase in sales volume. Currently, Sigmart is sold in 13 countries.

In December 2006, domestic guidelines for the diagnosis and treatment of cardiovascular diseases were revised and the new guidelines state that Sigmart not only reduces the number of angina pectoris attacks, it also improves the prognosis of angina pectoris patients.

In December 2007, additional approval was granted for acute heart failure.

Castleman's Disease

Castleman's disease is a lymphoproliferative disease characterized by symptoms such as systemic lymphadenopathy, fever, and general fatigue, as well as various abnormal laboratory test values including anemia, hyper gamma globulinemia, and hypoalbuminemia. It has been confirmed that these manifestations result from the excessive production of interleukin-6 (IL-6), one of the proteins that causes inflammation. Castleman's disease is very rare, affecting approximately 1,500 people in Japan.

Overview of Product

Actemra

Actemra, a humanized anti-human IL-6 receptor monoclonal antibody produced using genetical recombination technology, is the first antibody drug created in Japan. With a mechanism of action that inhibits the receptor for IL-6, a type of cytokine, the drug improves Castleman's disease symptoms. Patients who are eligible for Actemra treatment are those who cannot be treated by surgery and show resistance to traditional therapies, and the number of patients is estimated at 160.

Anemia in Premature Infants

Anemia frequently occurs in low birthweight infants, especially those weighing less than 1,500g in the early postnatal period. Anemia in premature infants is treated with blood transfusion, as the disease can cause various clinical conditions, including respiratory impairment and sustained tachycardia.

Overview of Product

Epogin

In April 2006, Chugai received approval for use of Epogin in the additional indication and administration and dosage of anemia in premature infants. Controlled clinical trials have shown that Epogin helps reduce the need for blood transfusions by slowing the progression of anemia in this patient group.

Diabetes

The number of patients suffering from diabetes is increasing worldwide. In Japan, the 2002 Diabetes Survey Report issued by the Ministry of Health, Labour and Welfare put the total number of "persons strongly suspected of having diabetes" and "persons for which having diabetes cannot be denied" at approximately 16.2 million. Patients with type 2 diabetes have higher than normal blood sugar levels due to difficulty in controlling blood sugar caused by a diminished insulin secretory function or lower insulin sensitivity. Treatment using various kinds of oral diabetic drugs becomes necessary as the disease progresses, and further deterioration requires insulin replacement therapy.

Overview of Development Projects

R1583

R1583 is a new compound that mimics GLP-1 (glucagon-like peptide 1), a hormone that stimulates the secretion of insulin. As GLP-1 stimulates insulin secretion only when blood sugar levels are too high, there is little risk of the drug causing low blood sugar. R1583 is formulated using technology from Ipsen that enbables maintenance of stable therapeutic concentrations for extended periods, and is expected to allow less frequent administration compared to existing medications. R1583 is being co-developed in Japan with Teijin Pharma Limited.

CSG452

An oral preparation that reduces blood sugar level, CSG453 is expected to be effective in the treatment for type 2 diabetes. Chugai licensed the drug to Roche in January 2007, and phase I clinical trials commenced in Japan in September 2007.

Schizophrenia

It is estimated that about 1% of the population suffers from schizophrenia, a disease characterised by persistent disturbances of thought, communication, perceptions, emotions and behavior. Patients become detached from reality and may experience delusions, hallucinations, or uncontrollable thoughts.

Overview of Development Project

R1678

R1678, a small-molecule compound licensed from Roche, is expected to be effective in treating schizophrenia. Chugai started phase I clinical testing of the drug in Japan in June 2007.

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2,
Yokohama, Nagoya, Osaka,
Kyoto, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka),
Utsunomiya (Tochigi),
Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka),
Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0)10-6590-8061

Domestic Subsidiaries

Chugai Research Institute
for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0)20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0)69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0)1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0)1-41-24-75-52

Chugai U.S.A., Inc.
300 Connell Drive, Suite 3100
Berkeley Heights, NJ 07922 USA
Telephone: +1-908-516-1350

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
300 Connell Drive, Suite 3100
Berkeley Heights, NJ 07922 USA
Telephone: +1-908-516-1350

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Huaihai Road centre,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1610 Beijing Fortune Bldg.No5,
Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
3Fl., No.73, ZhouZi Street, Neihu District,
Taipei 11493, Taiwan
Telephone: +886-(0)2-2658-8800

C&C Research Laboratories
146-141 Annyeong-dong, Hwaseong-si,
Gyeonggi-do, 445-380 KOREA
Telephone: +82-(0)31-230-6542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
No.11 Biopolis Way #05-08/09 Helios
Singapore 138667
Telephone: +65-(0)6776-6556

Chugai's Global Network



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai Pharmaceutical Co., Ltd. Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Beijing Branch (Beijing, China)
C&C Research Laboratories (Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc. (New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC (New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. (Shanghai, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Guangzhou Branch (Guangzhou, China)
PharmaLogicals Research Pte. Ltd. (Singapore, Republic of Singapore)
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
CHUGAI sanofi-aventis S.N.C. (Antony, France)
● Overseas Subsidiaries/Affiliate
○ Branches/Offices
■ Overseas Representative Offices
□ R&D Partners

Organization (As of March 27, 2008)

- Shareholders' Meeting
  - Corporate Auditors
    - Corporate Auditors' Committee
      - Corporate Auditors Support Sect.
  - Board Meeting
    - President
      - Executive Committee
      - BPR Office
      - Corporate Planning Dept.
      - Corporate Social Responsibility Dept.
      - Corporate Communications Dept.
      - Finance & Accounting Dept.
      - Purchasing Dept.
      - Information System Dept.
      - ERP System Dept.
      - Legal Dept.
      - Risk Management & Compliance Dept.
      - General Affairs Dept.
      - Secretarial Dept.
      - Human Resources Management Dept.
        - Ukima Business Support Center
        - Kamakura Business Support Center
        - Carrier Support Center
      - Human Capital Development Dept.
      - Audit Dept.
      - External Affairs Dept.
      - Intellectual Property Dept.
      - Portfolio Management Unit
        - R&D Portfolio Management Dept.
        - Project Management Dept.
        - Development Regulatory Affairs Dept.
      - Lifecycle Management & Marketing Unit
        - Planning & Research Dept.
        - Lifecycle Management Dept. 1-3
        - Disease Area Strategy Dept. 1-3
        - Business Development Dept.
      - Medical Strategy & Science Unit
      - Corporate Regulatory Compliance & Quality Assurance Div.
        - Drug Safety Unit
          - Drug Safety Compliance Dept.
          - Pharmacovigilance Dept.
          - Drug Safety Data Management Dept.
        - Regulatory Compliance & Quality Assurance Coordination Dept.
        - Quality Assurance Dept.
        - Regulatory Affairs Audit Dept.
      - Research Div.
        - Business Support Dept.
        - Research Planning & Coordination Dept.
        - Research Compliance & Quality Assurance Coordination Dept.
        - Pharmaceutical Technology Dept.
        - Chemistry Research Dept. 1-2
        - Pharmaceutical Research Dept. 1-2
        - Genome Antibody Product Research Dept.
        - Discovery Platform Technology Dept.
        - Pre-Clinical Research Dept.
        - Safety Assessment Dept.
      - Clinical Development Div.
        - Clinical Research Coordination Dept.
        - Clinical Research Planning Dept.
        - Clinical Research Dept. 1-5
        - Clinical Pharmacology Dept.
        - Biostatistics Dept.
      - Drug Engineering Div.
        - CMC Planning & Coordination Dept.
        - CMC Regulatory Affairs Dept.
        - CMC Development Quality Assurance Dept.
        - Engineering Dept.
        - Synthetic Technology Research Dept.
        - Bio-Product Technology Research Dept.
        - Formulation Technology Research Dept.
        - Analytical Technology Research Dept.
      - Production Planning & Coordination Dept.
        - Ukima Plant
      - Sales Div.
        - Oncology Unit
          - Oncology Sales Planning and Control Dept.
          - Oncology Sales Promotion Dept.
          - Oncology Medical Promotion Dept.
        - Sales Coordination Dept.
        - Wholesaler Business Planning Dept.
        - Drug Information Center
        - Customer Relation Dept.
        - Product Research Dept.
        - Overseas Business Dept.
        - Sales Planning and Control Dept.
        - Sales Promotion Dept. 1-2
        - Medical Promotion Dept.
        - Transplantation Immunology Area Medical Business and Science Dept.
        - Sapporo Branch
        - Sendai Branch
        - Tokyo Branch 1
        - Tokyo Branch 2
        - Yokohama Branch
        - Nagoya Branch
        - Kyoto Branch
        - Osaka Branch
        - Hiroshima Branch
        - Takamatsu Branch
        - Fukuoka Branch

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2007)

Year of Foundation
1925

Year of Establishment
1943

Address
1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital
¥72,947,791,427

Number of Employees
6,282

Number of Shares Issued of Common Stock
559,636,061

Number of Shareholders
49,111

Stock Listing
Tokyo

Fiscal Year-End
December 31

General Meeting of Shareholders
March

Stock Transfer Agent
Mitsubishi UFJ Trust Bank Limited

Public Notices
Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharm.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations
Tel: +81-(0)3-3273-0554
Fax: +81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:
URL: http://www.chugai-pharm.co.jp/english

Shareholders Information (As of December 31, 2007)

Classification of Shareholders

By Shareholder



Securities Firms
Number of Shares: 11,394,601
2.04% (Number of Shareholders: 64)
Other Corporations
Number of Shares: 6,405,781
1.14% (Number of Shareholders: 350)
Financial Institutions
Number of Shares: 82,892,684
14.81% (Number of Shareholders: 82)
Individuals and Other
Number of Shares: 57,166,735
10.21% (Number of Shareholders: 48,191)
Foreign Corporations
Number of Shares: 401,776,260
71.79% (Number of Shareholders: 424)

By Number of Shares Held



Fewer than 100 shares
Number of Shares: 149,262
0.03% (Number of Shareholders: 3,695)
More than 100 shares
Number of Shares: 8,284,188
1.48% (Number of Shareholders: 33,131)
More than 1,000 shares
Number of Shares: 22,893,856
4.09% (Number of Shareholders: 11,570)
More than 10,000 shares
Number of Shares: 13,616,533
2.43% (Number of Shareholders: 530)
More than 100,000 shares
Number of Shares: 25,548,293
4.57% (Number of Shareholders: 103)
More than 500,000 shares
Number of Shares: 26,808,374
4.79% (Number of Shareholders: 37)
More than 1,000,000 shares
Number of Shares: 462,335,555
82.61% (Number of Shareholders: 45)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	280,293	51.47
JP Morgan Chase Bank	23,452	4.30
The Master Trust Bank of Japan, Ltd. (trust account)	18,759	3.44
Japan Trustee Services Bank, Ltd. (trust account)	18,351	3.37
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,434	1.73
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.39
State Street Bank and Trust Company	5,916	1.08
Investors Bank and Trust Company (west)—Treaty	4,937	0.90
BNP PARIBAS Securities (Japan) Limited	4,505	0.82
Japan Trustee Services Bank, Ltd. (trust account 4)	3,780	0.69

* 14,831,246 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price	
	High	Low
From January 1, 2007 to December 31, 2007		
First Quarter	¥3,200	¥2,380
Second Quarter	3,100	2,200
Third Quarter	2,450	1,708
Fourth Quarter	2,005	1,580

Share Performance of Chugai



(Million)
250
200
150
100
50
100
75
50
25
0
'05/1 2 3 4 5 6 7 8 9 10 11 12 '06/1 2 3 4 5 6 7 8 9 10 11 12 '07/1 2 3 4 5 6 7 8 9 10 11 12
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index

Share price on January 4, 2005 (¥1,710) = 100

Industry average index is calculated as below (because of the merger and delisting):

2007.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Mitsubishi-Tanabe, Dainippon-Sumitomo, Chugai)
2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)
2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)
2005.4-8: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)
-2005.3: A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)



Responding to All Lives


Mixed Sources
FSC

VOCs
ZERO

GPN



The cover and contents of this annual report are printed on paper made from 100% recycled pulp using ink that contains less than 1% of Volatile Organic Compounds (VOCs).


CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.


Roche
A member of the Roche group

1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan





CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2007.12 ended December 31, 2007)

January 30, 2008

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo Stock Exchange, First Section
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Toshiaki Itagaki, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of General Meeting of Shareholders: March 27, 2008
Date of Submission of Marketable Securities Filings: March 27, 2008
Date on which Dividend Payments to Commence: March 28, 2008

1. Consolidated Operating Results for the FY2007.12 Ended December 31, 2007

(1) Results of operations

Note: Amounts of less than one million yen are omitted.

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
FY ended Dec. 2007	¥344,808 million	5.7	¥66,702 million	14.3	¥67,687 million	11.1
FY ended Dec. 2006	¥326,109 million	(0.3)	¥58,347 million	(26.3)	¥60,922 million	(25.8)

	Net Income	% Change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
FY ended Dec. 2007	¥40,060 million	4.3	¥73.23	¥73.16
FY ended Dec. 2006	¥38,417 million	(28.4)	¥69.35	¥69.26

	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Profits to Total Assets	Ratio of Operating Income to Revenues
FY ended Dec. 2007	10.4%	14.7%	19.3%
FY ended Dec. 2006	10.1%	13.3%	17.9%

Notes: *Equity-method earnings for the year ended December 31, 2007: none*
Equity-method earnings for the year ended December 31, 2006: none

(2) Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Dec. 31, 2007	¥458,942 million	¥385,797 million	83.5%	¥703.80
As of Dec. 31, 2006	¥462,124 million	¥391,604 million	84.3%	¥703.08

Note: *Shareholders' equity at December 31, 2007: ¥383,435 million*
Shareholders' equity at December 31, 2006: ¥389,598 million

(3) Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY ended Dec. 2007	¥60,364 million	¥ (7,509) million	¥(47,173) million	¥73,723 million
FY ended Dec. 2006	¥40,538 million	¥ (29,370) million	¥(18,796) million	¥68,332 million

2. Dividends

	Dividends per Share			Total Dividends (Annual)	Dividend Ratio (Consolidated)	Ratio of Dividends to Net Assets (Consolidated)
	End of First Half	End of Fiscal Year	Annual			
FY ended Dec. 2006	¥12.00	¥18.00	¥30.00	¥16,623 million	43.3 %	4.4 %
FY ended Dec. 2007	¥15.00	¥15.00	¥30.00	¥16,343 million	41.0 %	4.3 %
FY ending Dec. 2008 (Forecast)	TBD	TBD	TBD		TBD	

3. Consolidated Forecasts for the Year Ending December 31, 2008 (January 1, 2008 - December 31, 2008)

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
First half ending June 30, 2008	¥148,200 million	(13.3)	¥12,500 million	(65.1)	¥12,700 million	(65.4)
FY 2008 ending Dec. 31, 2008	¥327,000 million	(5.2)	¥31,500 million	(52.8)	¥31,200 million	(53.9)

	Net Income	% Change	Net Income per Share (Basic)
First half ending June 30, 2008	¥7,100 million	(66.4)	¥13.03
FY 2008 ending Dec. 31, 2008	¥17,000 million	(57.6)	¥31.20

Note: % change figures for revenues, operating income, recurring profit, and net income is presented in comparison with the previous interim period and fiscal year.

4. Others

(1) Changes in the state of material subsidiaries during the period (changes regarding specific subsidiaries attendant with change in scope of consolidation): No

(2) Changes in principles, procedures, and presentation methods, etc., related to the consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the consolidated financial statements)

(a) Changes related to revisions in accounting principles: Yes

(b) Changes aside from those in (a) above: Yes

Note: For details, please see page 19 for "Changes in Accounting Policies".

(3) Number of shares issued (common stock):

(a) Number of shares at the end of the period (including treasury stock):
Fiscal year ended December 31, 2007: 559,636,061
Fiscal year ended December 31, 2006: 559,493,113

(b) Number of treasury shares at the end of the period:
Fiscal year ended December 31, 2007: 14,831,246
Fiscal year ended December 31, 2006: 5,363,173

(Additional Information)

Non-Consolidated Operating Results for the FY2007.12 Ended December 31, 2007

(1) Non-consolidated results of operations

	Revenues	% Change	Operating Income	% Change	Recurring Profit	% Change
FY ended Dec. 2007	¥329,203 million	6.0	¥56,469 million	14.1	¥57,355 million	7.0
FY ended Dec. 2006	¥310,541 million	(1.3)	¥49,506 million	(31.3)	¥53,578 million	(29.6)

	Net Income	% Change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
FY ended Dec. 2007	¥33,788 million	(3.2)	¥ 61.77	¥61.71
FY ended Dec. 2006	¥34,907 million	(32.0)	¥ 63.02	¥62.93

Note: % change figures for revenues, operating income, recurring profit, and net income is presented in comparison with the previous fiscal period.

(2) Non-consolidated financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of Dec. 31, 2007	¥430,473 million	¥363,618 million	84.4%	¥667.17
As of Dec. 31, 2006	¥436,017 million	¥375,753 million	86.2%	¥678.10

Notes: Shareholders' equity for the year ended December 31, 2007: ¥363,478 million
Shareholders' equity for the year ended December 31, 2006: ¥375,753 million

Note: Explanation of the appropriate use of performance forecasts and other related items
Portions of this report that refer to performance forecasts or any other future events are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties. For details, please see page 4 for "Business Performance, 1. Analysis Concerning Business Performance, (2) Outlook for the Next Fiscal Year."

Business Performance

1. Analysis Concerning Business Performance

(1) Overview of Fiscal Year 2007.12 ended December 31, 2007

a) Summary of Business Activities

During the period under review, the operating environment surrounding the pharmaceuticals industry in Japan remained extremely challenging due to continued government policies to reduce medical costs, including the promotion of generic medicines.

In this business climate, the Company endeavored to engage in aggressive product research and development (R&D) activities to achieve the continued development and acquisition of innovative new drugs, in addition to implementing marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as consumer confidence.

As a result of these R&D activities, we were able to launch three new drugs on the Japanese market during the period under review. These three drugs are anti-viral agent Copegus, the anti-cancer agent Avastin, which is an anti-vascular endothelial growth factor (VEGF) humanized monoclonal antibody, and the anti-cancer agent Tarceva, which is a human epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor. We also filed applications in Europe and the United States for the approval of Actemra, a humanized anti-human IL-6 receptor monoclonal antibody, as a treatment for rheumatoid arthritis. Actemra, which is our first domestically produced antibody product, was developed jointly with F. Hoffman-La Roche Ltd. (Headquarters: Switzerland) (Roche).

On the organizational front, we are continuing our efforts to build high-productivity corporate structures by working to strengthen important managerial systems, through such as the design of our internal control systems, which are required to ensure that all our Group's business activities are appropriate, and by moving forward with our Business Process Reengineering (BPR) Project that began in the previous fiscal year.

The Company also reorganized and expanded its multiple functions, including sales, safety information management, and product quality assurance, to deal with the market launch of multiple new products.

As a result of the above, consolidated revenues for the year amounted to ¥344,808 million, up 5.7% from the previous fiscal year. Starting from the fiscal year ended December 31, 2007, the Company is including royalties and other operating income (which during the year were ¥11,864 million) in revenues.

Regarding domestic sales, performance was as solid for oncology products as a whole, particularly the newly released Avastin. For bone and joint treatments, the anti-osteoporosis agent Evista and the joint-function remedial treatment Suvenyl also performed well. The launch of Copegus also led to a rise in sales of Pegasys (peginterferon-alfa-2a), due to the use of a combination of both drugs for the treatment of chronic hepatitis C.

On the other hand, although the recombinant human erythropeiotin Epogin made good achievement on a quantity basis as in the previous fiscal year, sales fell compared to the previous year due to the influence of a change in the settlement price. Note that sales of the Sanofi-Aventis products for which sales alliances were terminated during the year were ¥11,152 million.

Overseas sales totaled ¥36,443 million, up 28.5% from the previous fiscal year due to such factors as growth in the sales of the recombinant human G-CSF Neutrogin and royalties and other operating income for Actemra. Overseas sales accounted for 10.6% of the Company's total revenues.

b) Financial Results

Operating income was ¥66,702 million, a 14.3% increase from the previous fiscal year. This increase occurred because although the cost of sales ratio for finished products increased and selling, general and administrative (SG&A) expenses also increased due to personnel increases and higher expenditures for areas such as new-product marketing and post-marketing surveillance, sales of finished products increased and accounting procedures were modified during the year under review to include royalties and other operating income under revenues. Recurring profit was ¥67,687 million, up 11.1% from the previous fiscal year. Net income for the year was ¥40,060 million, up 4.3% from the previous fiscal year.

Principal non-consolidated and consolidated performance figures, and the ratios between those figures, are as follows.

	Non-Consolidated (A) (Billions of Yen)	Consolidated (B) (Billions of Yen)	B/A (Times)
Revenues	329.2	344.8	1.05
Operating Income	56.5	66.7	1.18
Recurring Profit	57.4	67.7	1.18
Net Income	33.8	40.1	1.19

c) **R&D Activities**

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals, and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma U.S.A., LLC, and Chugai Pharma Europe Ltd. are engaged in clinical development activities in the United States and Europe, respectively.

In the fiscal year under review, R&D costs totaled ¥54,243 million.

(2) Outlook for the Next Fiscal Year

a) **Forecast Assumptions**

In preparing this performance outlook, we have assumed exchange rates of ¥114/USD, ¥152/EUR, ¥226/GBP, and ¥95/CHF. Note that projected sales for the anti-influenza agent Tamiflu vary widely depending on influenza trends. Projections assume intermediate-scale flu outbreaks in the 2007/2008 and 2008/2009 seasons. These definitions are based on the average extent of outbreaks over the previous 10 years.

b) **Outlook for Fiscal Year**

We expect to achieve a significant increase in consolidated revenues due to an increase in sales of oncology products, in particular, Avastin; increased adoption in the market of the chronic hepatitis C treatment using a combination of Pegasys and Copegus; and indication extensions for Actemra to cover the treatment of rheumatoid arthritis and the anti-HER 2-humanized monoclonal antibody and anti-cancer agent Herceptin to cover the adjuvant treatment of post-operative breast cancer patients. However, results will also be affected by the NHI drug price revisions in April 2008, the influence of the change in the settlement price for Epogin implemented in the second half of 2007, the termination at the end of December 2007 of a marketing collaboration in Japan for seven products with Sanofi-Aventis K.K., a decline in sales of Tamiflu, and the decline, in comparison to 2007, of royalties and other operating income. Therefore, consolidated revenues for the year are expected to be ¥327.0 billion, a decrease of ¥17.8 billion.

With regard to operating income, we expect the ratio of gross profit to sales to deteriorate due to the influence of NHI drug price revisions, a decline in the ratio of in-house products, an increase in depreciation expenses resulting from the start-up of new production facilities and also the one-off expenditures occurring from the activities like test operation due to a change in production location.

We also expect SG&A expenses to increase due to increases in expenditures for promotion activities aiming market penetration and post-marketing surveillance of new products and products with extended indications in Japan, the recording of expenses for the co-promotion of Actemra in Europe, and the implementation of further aggressive investments for product development.

As a result of the above factors, we forecast consolidated operating income of ¥31.5 billion, consolidated recurring profit of ¥31.2 billion, and consolidated net income of ¥17.0 billion.

Note: The forecasts outlined above are based on information available at the time we formulated these forecasts, and we regard these forecasts as reasonable, but since they also include risks and uncertainties, actual results and earnings could vary from the aforementioned forecasts.

2. Analysis Concerning Financial Status

(1) Assets, Liabilities, and Net Assets

At the end of the fiscal year under review, total assets stood at ¥458,942 million, ¥3,182 million lower than at the end of the previous fiscal year. The decrease occurred because although tangible fixed assets and deferred tax assets increased, marketable securities and inventories decreased. Total liabilities stood at ¥73,144 million, ¥2,623 million higher than at the end of the previous fiscal year. The increase occurred due to factors including an increase in accrued income taxes. Total net assets were ¥385,797 million, ¥5,806 million lower than at the end of the previous fiscal year.

Working capital (current assets less current liabilities) came to ¥260,009 million, the current ratio was 472.5% (compared with 517.3% at the end of the previous fiscal year), and the equity ratio was 83.5% (compared with 84.3% at the end of the previous fiscal year), reflecting the Company's sound financial position.

(2) Cash Flows

Cash and cash equivalents at the end of the fiscal year under review amounted to ¥73,723 million, up ¥5,390 million from the end of the previous fiscal year.

Net cash provided by operating activities amounted to ¥60,364 million, an increase of ¥19,825 million compared with the previous fiscal year. This was because income before income taxes and minority interests increased and corporate taxes and other expenditures decreased.

Net cash used in investing activities amounted to ¥7,509 million, an improvement of ¥21,860 million compared with the previous fiscal year. This decrease in cash used was due to an increase in cash from the sale of marketable securities.

Net cash used in financing activities amounted to ¥47,173 million, a decrease of ¥28,376 million compared with the previous fiscal year. This decrease in cash used was due primarily to the acquisition of treasury stock.

(3) Cash Flow Related Materials

	FY2003.12 ended December 31, 2003	FY2004.12 ended December 31, 2004	FY2005.12 ended December 31, 2005	FY2006.12 ended December 31, 2006	FY2007.12 ended December 31, 2007
Equity ratio (%)	73.2	78.0	80.7	84.3	83.5
Market value equity ratio (%)	207.8	226.3	306.7	294.4	189.9
Interest-bearing debt to cash flows ratio (%)	—	—	—	—	1.0
Interest coverage ratio (times)	79.4	169.3	284.8	283.0	461.9

Equity ratio (%): Shareholders' equity/total assets
Market value equity ratio: total market capitalization/total assets
Interest-bearing debt to cash flows ratio: interest-bearing debt/cash flows
Interest coverage ratio: cash flows/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows were shown as an operating cash flow (prior to interest paid and income taxes paid deductions) in the consolidated statements of cash flows.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

3. Basic Profit Distribution Principles and Dividends for the Fiscal Year under Review and the Following Fiscal Year

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of a flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% or more on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

Note that year-end dividends for the fiscal year ended December 31, 2007, are ¥15 per share. As a result, total dividends paid during the year were ¥30 per share, unchanged from the previous fiscal year, and the consolidated dividend ratio was 41.0%.

4. Business Risks

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the consolidated fiscal year under review.

(1) New Product Development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. Our development pipeline is well stocked, especially in the fields of oncology, bone and joint diseases, and renal diseases. However, it will not be possible to bring all of them smoothly through to the market from the R&D stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Changes in Product Environments

In recent years, there have been rapid technological advancements in the pharmaceutical industry, and the Company faces fierce competition from pharmaceutical companies in Japan and overseas. The Company's business performance and financial status may be significantly affected by changes in product environments caused by the sale of competing products and genetic products and also by changes in contracts entered into by the Company for the marketing agreement or the licensing of technologies.

(3) Side Effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(4) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birthrate and increasing numbers of aged citizens. As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(5) Intellectual Property (IP) Rights

The Company recognizes that it applies intellectual property rights in pursuing its business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

(6) Inventory from Roche

In line with its alliance with Roche, Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore, we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(7) Foreign Exchange-Rate Fluctuations

The Company's business activities include export and import transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility of non-negligible adverse effects on the Company's business results and financial position from such risk.

Outline of Chugai Group

The Group consists of the Company submitting the consolidated financial statements (the Company), 18 subsidiaries, one affiliated company, and one subsidiary of the parent company. The major businesses conducted by the Group and how companies in the Group are positioned in relation to those businesses are summarized in the diagram below.



PHARMACEUTICAL SEGMENT
(As of December 31, 200
<Domestic>
<Overseas>
CHUGAI PHARMACEUTICAL CO., LTD.
<R&D>
*Chugai Research Institute for Medical Science, Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical research for pharmaceuticals)
##Forerunner Pharma Research Co., Ltd.
(Research of pharmaceuticals)
Contract research
<Production>
*Chugai Pharma Manufacturing Co., Ltd.
(Contract production of pharmaceuticals)
Contract production
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
##Eiko Kasei Co., Ltd.
(Discontinued after business transfer)
Other contract operation
Raw materials
Collaborative research
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals)
Contract research
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development in Korea)
##PharmaLogicals Research Pte. Ltd.
(Research in Singapore)
Products
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration/Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Import and sales of pharmaceuticals in Taiwan)
Other contract operation
<Others>
*Chugai U.S.A., Inc.
(Holding company/ Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
* Consolidated subsidiaries
Subsidiary not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiary of the parent company

- There is no company listed on a stock exchange.
- We have omitted disclosure about the status of affiliated companies since there have not been any material changes since we disclosed the status of affiliated companies in our most recent report on securities filed on March 23, 2007.
- Shanghai Chugai Pharma Co., Ltd., completed liquidation proceedings on February 15, 2007.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company Roche, Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Target Management Indices

From the perspective of maximizing shareholder value through increased growth and productivity, the Company considers consolidated revenues and consolidated operating income to be important management indicators.

Following recent major changes in our business environment, we announced during our Interim Consolidated Financial Statements (unaudited) for the first half of fiscal 2007, ended June 30, 2007, our intention to revise the intermediate management targets listed under our Mid-Term Business Plan "Sunrise 2010." The plan includes the goals of achieving consolidated revenues of ¥450 billion and consolidated operating income of ¥100 billion for the fiscal year ending December 31, 2010, but we will now aim to achieve new targets of consolidated revenues of ¥460 billion and consolidated operating income of ¥80 billion under the new plan "Sunrise 2012" for the fiscal year ending December 31, 2012.

3. Medium Term Business Strategy

As a tightly focused prescription pharmaceuticals company, we are concentrating on reinforcing our unique foundation in R&D that is driven by the most advanced technologies. At the same time, our efforts to build a top-caliber competitive franchise in Japan by working with our strategic partner Roche to enhance our clinical development pipeline and product lineup are moving forward.

Chugai's new Mid-Term Business Plan for fiscal 2008 through fiscal 2012, "Sunrise 2012," aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas.

4. Future Tasks

Chugai aims to dramatically bolster the competitiveness of its R&D, manufacturing, marketing, and sales operations as well as to achieve a high rate of growth. We have identified the continued development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) Continued Development and Acquisition of Innovative New Drugs

The Company has worked to create innovative drugs through research into antibody drugs, which is one of the strengths of the Company, and also by leveraging our alliance with Roche to search for new small-molecular drugs.

Going forward, we intend to work toward the further development of our product pipeline by aggressively introducing promising development candidates from Roche and further improving our technical standards through measures including the strengthening of networks with academic institutions, venture companies, and other pioneering companies.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has achieved substantial growth in the domestic market. Going forward, Chugai is aiming to maximize product value and further increase its presence in such priority fields as cancer treatment through the further strengthening of strategic marketing efforts and an integrated approach to meeting the needs of the medical community, from the early stages of R&D through the post-launch of products.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration Actemra, for which the application process has been completed in those two geographic regions, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

5. Relationship with the Parent Companies and Related Parties

(1) Business Name of the Parent Companies, etc.

Parent Company, etc.	Attribute	Ratio of Ownership Voting Rights (%)	Stock Exchange where Shares Issued by Parent Company Are Listed
Roche Holding Ltd.	Parent company	51.5 (51.5)	Swiss Exchange NASDAQ (ADR)
Roche Finance Ltd.	Parent company	51.5 (51.5)	
Roche Pharmholding B.V.	Parent company	51.5	

Note: In parentheses, "Ratio of Ownership Voting Rights" ratios of indirect ownership, which is a breakdown, are shown.

(2) Business Name of the Most Influential Parent Company and the Reason of Influence

Business Name	Roche Holding Ltd.
Reasons	The two companies, Roche Finance Ltd. and Roche Pharmholding B.V., are virtually holding companies. All decisions by the Roche Group are made by Roche Holding Ltd.

(3) Reason of Exemption from Timely Disclosure of Company Information on the Parent Companies that Are Not Listed

The parent companies are the issuers of the shares that are listed in foreign stock exchanges.

(4) Position of the Listed Company in the Group at the Parent Companies, and Other Relations with the Parent Companies

a) Basic Alliance Agreement

As part of the Basic Alliance Agreement signed in December 2001, Roche and Chugai entered into certain arrangements covering the future operation and governance of Chugai. Amongst other matters these cover the following areas:

- The structuring of the alliance.
- Roche's rights as a shareholder.
- Roche's rights to nominate members of Chugai's Board of Directors.
- Certain limitations to Roche's ability to buy or sell Chugai's common stock.

Chugai issues additional shares of common stock in connection with its convertible debt and equity compensation plans, and may issue additional shares for other purposes, which affects Roche's percentage ownership interest. The Basic Alliance Agreement provides, amongst other matters, that Chugai will guarantee Roche's right to maintain its shareholding percentage in Chugai at not less than 50.1%. Roche Holding Ltd. (Headquarters: Switzerland) owns about 50.1 % shares of the Company's shares issued as of December 31, 2007, through its 100% affiliated company, Roche Pharmholding B.V. (Headquarters: Netherlands)(Roche Pharmholding).

b) Licensing Agreements

Under the Japan Umbrella Rights Agreement signed in December 2001, Chugai has exclusive rights to market Roche's pharmaceutical products in Japan. Chugai also has first right of refusal on the development and marketing in Japan of all development compounds advanced by Roche.

Under the Rest of the World Umbrella Rights Agreement signed in May 2002, Roche has the right of first refusal on the development and marketing of Chugai's development compounds in markets outside Japan, excluding South Korea, if Chugai decides that it requires a partner for such activities.

Further to these agreements, Roche and Chugai have signed a series of separate agreements for certain specific products. Depending on the specific circumstances and the terms of the agreement, this may result in payments on an arms-length basis between Roche and Chugai, for any or all of the following matters:

- Upfront payments, if a right of first refusal to license a product is exercised.
- Milestones payments, dependent upon the achievement of agreed performance targets.
- Royalties on future product sales.

These specific product agreements may also cover the manufacture and supply of the respective products to meet the other party's clinical and/or commercial requirements at an arms-length basis.

c) Research Collaboration Agreements

Roche and Chugai have entered into research collaboration agreements in the areas of small molecule synthetic drug research and biotechnology based drug discovery.

d) State of Independence from Parent Company

The aim of this alliance is to establish a new business model that differs from conventional practices in corporate acquisitions and the formation of joint ventures. Although Roche Pharmholding B.V. includes Chugai in its consolidated accounts, Chugai functions as an independent listed company and makes all of its own management decisions based on the principles of self-governance.

In addition, all transactions with the Roche Group are conducted in a fair manner at an arms-length basis.

As of December 31, 2007, 4 of the 13 directors were members of the Executive Committee of the Roche Group. Chugai maintains its management independence as fewer than half of its directors are members of this committee. Furthermore, the Company has in place three outside directors who do not belong to the Roche Group with an eye to enhancing management independence.

(5) Transactions with the Related Parties

These are expressed at the notes of the consolidated financial statements, "Transaction with the Related Parties".


Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
51.5% (Percentage of voting ownership)
CHUGAI PHARMACEUTICAL CO., LTD.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of December 31, 2006			As of December 31, 2007			Change
Assets			%			%	
I Current assets:							
Cash and deposits		68,332			73,167		
Trade notes and accounts receivable		105,897			107,012		
Marketable securities		81,894			65,547		
Inventories		61,531			55,186		
Deferred tax assets		13,155			20,467		
Other		7,052			8,478		
Reserve for doubtful accounts		(203)			(53)		
Total current assets		337,661	73.1		329,807	71.9	(7,854)
II Fixed assets:							
1. Tangible fixed assets:							
Buildings and structures	98,113			108,279			
Accumulated depreciation	59,217	38,896		62,806	45,472		
Machinery and vehicles	60,085			68,522			
Accumulated depreciation	46,139	13,945		49,916	18,605		
Furniture and fixtures	32,757			33,721			
Accumulated depreciation	26,441	6,315		27,214	6,506		
Land		9,927			9,927		
Construction in progress		16,065			11,983		
Total tangible fixed assets		85,150	18.4		92,495	20.1	7,344
2. Intangible fixed assets:							
Software		3,468			2,652		
Other		1,663			1,071		
Total intangible fixed assets		5,131	1.1		3,724	0.8	(1,407)
3. Investments and other assets:							
Investment securities		15,149			16,832		
Long-term loans		88			64		
Deferred tax assets		10,137			8,991		
Other		9,081			7,269		
Reserve for doubtful accounts		(277)			(243)		
Total investments and other assets		34,180	7.4		32,915	7.2	(1,265)
Total fixed assets		124,462	26.9		129,134	28.1	4,672
Total assets		462,124	100.0		458,942	100.0	(3,182)

(Millions of Yen)

Accounts	As of December 31, 2006			As of December 31, 2007			Change
			%			%	
Liabilities							
I Current liabilities:							
Trade notes and accounts payable		28,134			17,325		
Bonds maturing within one year		—			300		
Convertible bonds maturing within one year		—			42		
Other payables		7,375			5,201		
Accrued income taxes		6,404			16,325		
Deferred tax liabilities		2			0		
Accrued consumption taxes		184			1,164		
Accrued expenses		13,863			17,635		
Reserve for bonuses to employees		3,121			4,534		
Reserve for bonuses to directors		185			198		
Reserve for sales returns		55			—		
Reserve for sales rebates		2,919			—		
Reserve for sales rebates and other items		—			4,090		
Other		3,021			2,978		
Total current liabilities		65,268	14.1		69,797	15.2	4,529
II Fixed liabilities:							
Bonds with warrants		300			—		
Convertible bonds		151			—		
Deferred tax liabilities		2			2		
Reserve for employees' retirement benefits		4,151			2,604		
Reserve for directors' retirement benefits		553			633		
Other		92			106		
Total fixed liabilities		5,252	1.2		3,346	0.7	(1,905)
Total liabilities		70,520	15.3		73,144	15.9	2,623

(Millions of Yen)

Accounts	As of December 31, 2006	%	As of December 31, 2007	%	Change
Net assets		%		%	
I Shareholders' equity:					
1. Common stock	72,893	15.8	72,947	15.9	54
2. Additional paid-in capital	92,747	20.0	92,796	20.2	49
3. Retained earnings	226,209	49.0	248,098	54.1	21,889
4. Treasury stock, at cost	(7,590)	(1.6)	(35,108)	(7.7)	(27,517)
Total shareholders' equity	384,258	83.2	378,733	82.5	(5,524)
II Valuation and translation adjustments:					
1. Net unrealized gain on securities	3,236	0.7	2,757	0.6	(478)
2. Foreign currency translation adjustments	2,103	0.4	1,944	0.5	(159)
Total valuation and translation adjustments	5,339	1.1	4,701	1.1	(637)
III New share warrants	—	—	139	0.0	139
IV Minority interests	2,006	0.4	2,222	0.5	215
Total net assets	391,604	84.7	385,797	84.1	(5,806)
Total liabilities and net assets	462,124	100.0	458,942	100.0	(3,182)

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)			FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)			Change
			%			%	
I Revenues							
Sales	326,109			332,943			
Royalties and other operating income	—	326,109	100.0	11,864	344,808	100.0	18,698
II Cost of sales:		133,074	40.8		137,293	39.8	4,219
Gross profit		193,035	59.2		207,514	60.2	14,479
Reserve for sales returns		11	0.0		—	—	(11)
Net gross profit		193,023	59.2		207,514	60.2	14,491
III Selling, general and administrative expenses:		134,676	41.3		140,812	40.8	6,136
Operating income		58,347	17.9		66,702	19.3	8,355
IV Non-operating income:							
Interest income	760			1,345			
Dividend income	1,221			98			
Life insurance dividends received	352			314			
Patent royalties	1,345			—			
Gain on foreign exchange	—			575			
Gain on derivatives	476			368			
Other	2,118	6,274	1.9	1,610	4,312	1.3	(1,961)
V Non-operating expenses:							
Interest expense	268			176			
Loss on disposal of fixed assets	509			326			
Reserve for doubtful accounts	12			—			
Loss on inventories	361			2,236			
Loss on foreign exchanges	1,452			—			
Other	1,094	3,698	1.1	587	3,327	1.0	(371)
Recurring profit		60,922	18.7		67,687	19.6	6,764
VI Extraordinary gain:							
Gain on sales of investment securities	2,230			—			
Gains on settlement due to office realignments	813			—			
Fee of licensing agreement	550			—			
Gain on liquidation of affiliate	—	3,594	1.1	293	293	0.1	(3,300)

(Millions of Yen)

Accounts	FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)			FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)			Change
VII Extraordinary loss:			%			%	
Loss on office realignment costs	1,207			1,520			
Loss on sales of fixed assets	245			—			
Impairment loss	106	1,560	0.5	32	1,553	0.5	(6)
Income before income taxes and minority interests		62,956	19.3		66,427	19.3	3,471
Income taxes:							
Current	21,513			30,386			
Deferred	1,360	22,874	7.0	(5,849)	24,537	7.1	1,662
Minority interests		1,164	0.5		1,829	0.5	665
Net income		38,417	11.8		40,060	11.6	1,642

Consolidated Statements of Changes in Net Assets

FY 2006.12 (Jan. 1, 2006 – Dec. 31, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	449	447			897
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Net income			38,417		38,417
Purchase of treasury stocks				(29)	(29)
Deposition of treasury stocks		3		50	53
Net changes except for shareholders' equity					
Net changes	449	451	19,374	21	20,295
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of Dec. 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					897
Dividends paid					(18,821)
Bonuses to directors					(222)
Net income					38,417
Purchase of treasury stocks					(29)
Deposition of treasury stocks					53
Net changes except for shareholders' equity	(545)	1,541	996	313	1,309
Net changes	(545)	1,541	996	313	21,605
Balance as of Dec. 31, 2006	3,236	2,103	5,339	2,006	391,604

FY 2007.12 (Jan. 1, 2007 – Dec. 31, 2007)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of Dec. 31, 2006	72,893	92,747	226,209	(7,590)	384,258
Changes:					
New stocks issuance	54	54			108
Dividends paid			(18,146)		(18,146)
Net income			40,060		40,060
Purchase of treasury stocks				(27,614)	(27,614)
Deposition of treasury stocks		(5)	(25)	97	66
Net changes except for shareholders' equity					
Net changes	54	49	21,889	(27,517)	(5,524)
Balance as of Dec. 31, 2007	72,947	92,796	248,098	(35,108)	378,733

(Millions of Yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of Dec. 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes:						
New stocks issuance						108
Dividends paid						(18,146)
Net income						40,060
Purchase of treasury stocks						(27,614)
Deposition of treasury stocks						66
Net changes except for shareholders' equity	(478)	(159)	(637)	139	215	(281)
Net changes	(478)	(159)	(637)	139	215	(5,806)
Balance as of Dec. 31, 2007	2,757	1,944	4,701	139	2,222	385,797

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2006.12 (Jan. 1, 2006-Dec. 31, 2006)	FY 2007.12 (Jan. 1, 2007-Dec. 31, 2007)	Change
I Cash flows from operating activities:			
Income before income taxes and minority interests	62,956	66,427	
Depreciation and amortization	13,814	14,913	
Impairment loss	106	32	
Increase (decrease) in reserve for employees' retirement benefits	(1,952)	(1,534)	
Interest and dividend income	(1,981)	(1,444)	
Interest expense	268	176	
Loss on disposal of fixed assets	509	326	
(Profit) loss on sales of fixed assets	47	34	
(Gain) loss on sales and revaluation of investment securities	(2,230)	21	
(Increase) Decrease in notes and accounts receivable	13,289	(1,257)	
(Increase) decrease in inventories	(13,838)	6,174	
Increase (decrease) in notes and accounts payable	6,988	(10,709)	
Increase (decrease) in accrued consumption tax	(1,704)	1,128	
Others	(3,154)	5,639	
Subtotal	73,119	79,929	6,809
Interest and dividends received	1,943	1,365	
Interest paid	(265)	(176)	
Income taxes paid	(34,259)	(20,754)	
Net cash (used in) provided by operating activities	40,538	60,364	19,825
II Cash flows from investing activities:			
Purchases of marketable securities	(185,881)	(225,852)	
Proceeds from sales of marketable securities	175,490	242,900	
Purchases of investment securities	(1,017)	(3,504)	
Proceeds from sales of investment securities	2,741	1,335	
Purchases of fixed assets	(21,322)	(22,596)	
Proceeds from sales of fixed assets	607	191	
Net (increase) decrease in short-term loans	0	2	
Net (increase) decrease in long-term loans	12	14	
Net cash (used in) provided by investing activities	(29,370)	(7,509)	21,860
III Cash flows from financing activities:			
Redemption of bonds	(0)	(0)	
Net (increase) decrease in treasury stock	24	(27,517)	
Cash dividends paid	(18,821)	(18,136)	
Cash dividend paid to minority interest	—	(1,519)	
Net cash (used in) provided by financing activities	(18,796)	(47,173)	(28,376)
IV Effect of exchange rate changes on cash and cash equivalents	1,580	(291)	(1,872)
V Net increase (decrease) in cash and cash equivalents	(6,047)	5,390	11,438
VI Cash and cash equivalents at beginning of year	74,380	68,332	(6,047)
VII Cash and cash equivalents at end of year	68,332	73,723	5,390

Changes in Accounting Policies

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)	FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)
Accounting for employees' pension and retirement benefits The Company adopted a new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement, No. 3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance, No. 7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating income, recurring profit, and income before income taxes by ¥479 million.	----------------
Accounting for directors' bonuses The Company adopted a new accounting standard, "Accounting Standard for Directors' Bonuses" (Accounting Standard Statement, No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in a decrease of operating income, recurring profit, and income before income taxes by ¥185 million.	----------------
Presentation of net assets in the balance sheet The Company adopted a new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement, No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance, No. 8, issued on December 9, 2005) from the period under review. The total amount of conventional net assets was ¥389,598 million. Due to corporate law regarding financial statements, net assets in the balance sheet was shown based on the revised regulation.	----------------
----------------	Accounting standards relating to stock options From the fiscal period under review, the Company has adopted a new accounting standard, "Accounting Standard for Stock Options" (Accounting Standard Statement, No. 8, issued on December 27, 2005) and "Guidance on Accounting Standard for Stock Options" (Accounting Standard Guidance, No.11, issued on May 31, 2006). Based on the adoption of these, operating income, recurring profit, and income before income taxes and minority interests were ¥139 million lower respectively.
----------------	Change in booking classification for royalties and other operating income Regarding revenues from patent rights fees and licensing agreement fees, the Company has recorded these on the consolidated income statement either as a part of non-operating income or extraordinary profit, but attendant with the steady progress of and our proactive efforts in R&D activities, we expect the licensing out of our research results to yield a steady stream of related income in the future. In view of the increasing importance of this income in terms of monetary size, we will book this income as a part of revenues from the fiscal period under review. As a result of this change, compared with reported figures under the standard we applied previously, both revenues and operating income increased by ¥11,864 million and recurring profit increased by ¥10,941 million. This change did not impact income before income taxes and minority interests.
----------------	Method of depreciation Attendant with revisions to the corporate tax code, the Company and its domestic subsidiaries have changed from the fiscal period under review the depreciation method we use for all tangible fixed assets aside from buildings (excluding facilities installed in said buildings) acquired from April 1, 2007, based on the amended corporate tax code. As a result of these changes, operating profit, recurring profit, and income before income taxes and minority interests have fallen by ¥362 million, respectively. In addition, because of the time required to change over our depreciation system, we employed existing depreciation methods for the first half of the current consolidated fiscal year. However, if the same methods we plan to use in the full consolidated fiscal year were applied in the fiscal half, the impact on earnings would be immaterial.

FY 2006.12 (Jan. 1, 2006 - Dec. 31, 2006)	FY 2007.12 (Jan. 1, 2007 - Dec. 31, 2007)
------------------	Foreign currency translation The Company has been translating earnings and expenses at overseas subsidiaries into yen terms based on spot rates in the foreign currency exchange market at the balance sheet date, but we have switched to using the averages of foreign currency exchange rates in the fiscal year under review as our method for foreign currency translation into yen terms. We have changed to this accounting policy to properly reflect in our consolidated financial statements profits/losses that occur throughout the accounting period by using an average of the impact of temporary movements in foreign currency exchange rates on periodic profits/losses. As a result of this change, compared with our previous method, revenues is ¥1,249 million higher, operating income is ¥408 million higher, recurring profit is ¥486 million higher, and income before income taxes and minority interests is ¥447 million higher.

RECEIVED

2008 MAY 22 P 2:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Supplementary Materials for Consolidated Financial Results for Fiscal Year ended December 31, 2007


CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.


Roche

A member of the Roche group

Financial Highlights

(Millions of Yen)

	FY2004.12	FY2005.12	FY2006.12	FY2007.12		FY2008.12 (Forecasts)[3]
					Change (%)	
Revenues [1]	294,670	327,155	326,109	344,808	5.7	327,000
Cost of Sales [2]	111,107	119,423	133,085	137,293	3.2	141,500
(%)	37.7	36.5	40.8	39.8		43.3
SG&A Expenses	83,900	78,504	80,067	86,569	8.1	96,500
(%)	28.5	24.0	24.6	25.1		29.5
R&D Expenses	48,165	50,058	54,609	54,243	(0.7)	57,500
(%)	16.3	15.3	16.7	15.7		17.6
Operating Income	51,497	79,168	58,347	66,702	14.3	31,500
(%)	17.5	24.2	17.9	19.3		9.6
Recurring Profit	51,990	82,091	60,922	67,687	11.1	31,200
(%)	17.6	25.1	18.7	19.6		9.5
Net Income	34,117	53,632	38,417	40,060	4.3	17,000
(%)	11.6	16.4	11.8	11.6		5.2

Notes: 1. Revenues include Royalties and other operating income, starting from the fiscal year ended December 31, 2007.

2. Cost of Sales includes the provision for returned goods.

3. The assumed exchange rates for the period ending December 31, 2008, are 1USD=¥114, EUR=¥152, GBP=¥226, and 1CHF=¥95.

SG&A Expenses

(Millions of Yen)

	Amount
Salaries and benefits	27,264
Reserve for bonuses to employees	2,700
Reserve for bonuses to directors	198
Retirement benefits expenses	1,196
Reserve for directors' retirement benefits	91
Depreciation	2,396
Sales promotion expenses	13,066
Other	39,656
Total	86,569

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on liquidation of affiliate	293	This is related to liquidation of Shanghai Chugai Pharma Co., Ltd.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Loss on office realignment costs	1,520	This is arising from the restructuring of manufacturing function, and the restructuring of overseas subsidiaries for R&D, Chugai Pharma U.S.A., LLC and Chugai Pharma Europe Ltd.
Impairment loss	32	The Company recorded a loss on the impairment of assets but details have not been included as they are immaterial.

Statements of Revenues

(Billions of Yen)[*1]

Product Name	FY2004.12	FY2005.12	FY2006.12		FY2007.12		FY2008.12 (Forecasts)		FY2006. 10-12	FY2007.10-12	
				Change (%)		Change (%)	First half	Full year			Change (%)
Epogin	69.0	71.8	63.4	(11.7)	54.8	(13.6)	22.3	47.0	18.4	14.4	(21.7)
Neutrogin	27.8	32.3	36.1	11.8	39.2	8.6	18.6	38.2	10.5	10.6	1.0
Domestic	12.9	13.4	12.0	(10.4)	12.6	5.0	5.6	12.0	3.6	3.7	2.8
Tamiflu	8.6	35.2	38.0	8.0	38.7	1.8	4.9	7.3	16.2	6.8	(58.0)
Rituxan	16.8	17.8	18.0	1.1	18.6	3.3	8.4	17.7	5.4	5.4	0.0
Sigmart	17.8	19.3	18.0	(6.7)	17.9	(0.6)	8.0	16.6	5.3	5.2	(1.9)
Domestic	15.6	16.1	15.4	(4.3)	15.2	(1.3)	6.8	14.4	4.4	4.4	0.0
Herceptin	9.3	11.2	14.5	29.5	16.1	11.0	9.7	21.6	4.4	4.4	0.0
Evista *2	3.3	9.2	13.4	45.7	16.0	19.4	8.6	18.3	4.2	4.9	16.7
Alfarol	16.0	15.8	14.6	(7.6)	14.4	(1.4)	6.6	14.1	4.1	4.1	0.0
Kytril	11.0	12.2	12.9	5.7	13.6	5.4	5.6	11.8	3.8	3.9	2.6
Suvenyl	6.9	8.1	9.1	12.3	11.0	20.9	5.2	10.9	2.7	3.2	18.5
Oxarol	6.7	7.3	7.6	4.1	8.7	14.5	3.8	8.0	2.3	2.6	13.0
Pegasys	6.4	8.0	5.8	(27.5)	6.3	8.6	6.5	14.1	1.4	2.2	57.1
Rocephin	4.6	5.4	5.5	1.9	5.7	3.6	2.9	6.0	1.6	1.6	0.0
Renagel	3.6	4.6	5.1	10.9	5.7	11.8	2.4	5.2	1.5	1.6	6.7
Rythmodan	7.5	7.2	6.6	(8.3)	5.5	(16.7)	—	—	1.8	1.1	(38.9)
Avastin *3	—	—	—	—	3.5	—	8.3	23.1	—	2.2	—
Cellcept	2.1	2.5	3.0	20.0	3.5	16.7	1.7	3.6	0.9	1.0	11.1
Xeloda	2.1	2.7	2.5	(7.4)	2.7	8.0	2.3	5.1	0.7	0.8	14.3
Copegus *4	—	—	—	—	2.0	—	3.2	7.2	—	0.8	—
Femara *5	—	—	0.3	—	1.0	233.3	0.8	1.6	0.1	0.4	300.0
Actemra *6	—	0.1	0.4	300.0	0.5	25.0	0.5	4.8	0.1	0.1	0.0
Domestic	—	0.1	0.4	300.0	0.5	25.0	0.5	2.7	0.1	0.1	0.0
Tarceva *7	—	—	—	—	0.2	—	0.8	2.2	—	0.2	—
Other *8, 9	75.1	56.5	51.2	(9.4)	59.3	15.8	17.1	42.6	13.6	16.8	23.5
Total	294.7	327.2	326.1	(0.3)	344.8	5.7	148.2	327.0	98.9	94.4	(4.6)
Domestic	276.2	303.7	297.7	(2.0)	308.4	3.6	132.9	292.8	90.9	84.3	(7.3)
Overseas	18.5	23.5	28.4	20.9	36.4	28.2	15.3	34.2	8.1	10.0	23.5

Notes:
1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.
2. Launched in May 2004
3. Launched in June 2007
4. Launched in March 2007
5. Launched in May 2006
6. Launched in June 2005
7. Launched in December 2007
8. Starting from FY2007.12, "Other" includes Royalties and other operating income (11.9 billion yen in FY2007.12).
9. "Other" in FY2004.12 includes Nonprescription Products amounting to 16.2 billion yen.

Balance Sheets

(Millions of Yen)

	As of 2004.12.31	As of 2005.12.31	As of 2006.12.31	As of 2007.12.31
Cash and Deposits	57,380	74,380	68,332	73,167
Trade Notes and Accounts Receivable	104,685	118,873	105,897	107,012
Marketable Securities	39,937	68,645	81,894	65,547
Inventories	57,916	47,440	61,531	55,186
Other Current Assets	15,016	19,098	20,004	28,893
Total Current Assets	274,937	328,439	337,661	329,807
Tangible Fixed Assets	90,051	79,459	85,150	92,495
Intangible Fixed Assets	2,791	6,136	5,131	3,724
Investments and Other Assets	43,669	42,407	34,180	32,915
Total Fixed Assets	136,512	128,003	124,462	129,134
Total Assets	411,449	456,442	462,124	458,942
Notes and Accounts Payable	19,164	20,989	28,134	17,325
Other Current Liabilities	44,191	57,478	37,133	52,472
Total Current Liabilities	63,356	78,468	65,268	69,797
Fixed Liabilities	25,783	7,975	5,252	3,346
Total Liabilities	89,139	86,443	70,520	73,144
Minority Interests	1,462	1,692	—	—
Common Stock	70,531	72,443	72,893	72,947
Additional Paid-in Capital	90,387	92,296	92,747	92,796
Retained Earnings	164,854	206,834	226,209	248,098
Treasury Stock, at Cost	(7,616)	(7,611)	(7,590)	(35,108)
Valuation and Translation Adjustments	2,688	4,343	5,339	4,701
Share Warrant	—	—	—	139
Minority Interests	—	—	2,006	2,222
Total Shareholders' Equity	320,846	368,306	—	—
Total Net Assets	—	—	391,604	385,797
Total Liabilities and Net Assets	411,449	456,442	462,124	458,942

Note: The company adopted new accounting standards "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet " (Accounting Standards Guidance No.8, issued on December 9, 2005) from the period ended December 31, 2006.

Commitment Line (Loan Framework) Contract

(Millions of Yen)

	Amount
Total Commitments	40,000
Commitments Used	–
Commitments Unused	40,000

Note: The Company maintains commitment line contracts with thirteen financial institutions.

Performance Indicators

(Millions of Yen)

	FY2004.12	FY2005.12	FY2006.12	FY2007.12	FY2008.12 (Forecasts)
Return on Equity (ROE)	11.0%	15.6%	10.1%	10.4%	–
Return on Assets (ROA)	12.7%	18.9%	13.3%	14.7%	–
Net Income per Share [Basic]	¥62.27	¥97.00	¥69.35	¥73.23	¥31.20
Net Income per Share [Fully Diluted]	¥61.34	¥96.33	¥69.26	¥73.16	–
Net assets per Share	¥583.61	¥665.29	¥703.08	¥703.80	–
Equity Ratio	78.0%	80.7%	84.3%	83.5%	–
Payout Ratio	28.9%	35.1%	43.3%	41.0%	–

Capital Expenditures

(Millions of Yen)

	FY2004.12	FY2005.12	FY2006.12	FY2007.12	FY2008.12 (Forecasts)
Capital Expenditures	9,865	16,129	16,344	19,609	26,000
Depreciation	12,694	11,957	12,251	13,349	18,000

Major Capital Investments

(The Company) (Millions of Yen)

Facilities (Location)	Description of investment	Planned investment		Fund raising method	Start of construction	Slated completion date
		Total amount	Investment to-date			
Ukima area (Kita-ku, Tokyo) Fujieda area (Fujieda-shi, Shizuoka)	Investigational drug synthesis and formulation facilities	9,000	7,263	Self-financing	December 2005	June 2008
Ukima area (Kita-ku, Tokyo)	Bio-product technology research building No.2	3,250	1,184	Self-financing	January 2007	January 2009

(Domestic Subsidiaries) (Millions of Yen)

Company name	Plants (Location)	Description of investment	Planned investment		Fund raising method	Start of construction	Slated completion date
			Total amount	Investment to-date			
Chugai Pharma Manufacturing Co., Ltd.	Fujieda Plant (Fujieda-shi, Shizuoka)	Solid pharmaceutical production lines and related facilities	22,900	14,184	Self-financing	August 2005	June 2009
Chugai Pharma Manufacturing Co., Ltd.	Utsunomiya Plant (Utsunomiya-shi, Tochigi)	Injection products building No.3	14,460	4,362	Self-financing	May 2007	September 2011

Cash Flows

(Millions of Yen)

	FY2004.12	FY2005.12	FY2006.12	FY2007. 12
Net Cash (Used in) Provided by Operating Activities	51,494	64,663	40,538	60,364
Net Cash (Used in) Provided by Investing Activities	(15,211)	(35,459)	(29,370)	(7,509)
Net Cash Used in Financing Activities	(13,718)	(12,556)	(18,796)	(47,173)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	170	353	1,580	(291)
Net increase (Decrease) in Cash and Cash Equivalents	22,736	16,999	(6,047)	5,390
Cash and Cash Equivalents at Beginning of Year	36,226	57,380	74,380	68,332
Cash Decrease Resulting from Exclusion of Subsidiaries from Consolidation	(1,581)	-	-	-
Cash and Cash Equivalents at End of Year	57,380	74,380	68,332	73,723

Convertible Bonds

Type	Balance of unredeemed bonds issued Amount	Redemption period	Redemption price*1	Interest rate
No. 6 Series Unsecured Convertible Bonds	¥ 42 million [¥25,000 million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Notes: 1. In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.

2. The total amount of convertible bonds converted from January 1, 2007, through December 31, 2007, was ¥109 million. As a result of this conversion, the total number of shares outstanding increased by a total of 142,948.

Corporate Bonds

Type	Balance of Unredeemed Bonds Issued amount	Exercise Period	Exercise Price	Interest rate
No. 1 Series Bonds with Warrants	¥300 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Note: There was no exercise of share warrants from January 1, 2007, through December 31, 2007.

Number of Employees

	As of 2004.12.31	As of 2005.12.31	As of 2006.12.31	As of 2007.12.31	As of 2008.12.31 (Forecasts)
Number of Employees	5,327	5,357	5,962	6,282	6,470

Note: Number of employees includes staff seconded to companies outside the Group.

For reference: Highlights (Non-Consolidated)

(Millions of Yen)

	FY2004.12	FY2005.12	FY2006.12	FY2007.12
Revenues [*1]	285,149	314,524	310,541	329,203
Cost of Sales [*2]	110,627	118,605	132,139	139,397
(%)	38.8	37.7	42.6	42.3
SG&A Expenses	79,770	74,008	74,222	80,013
(%)	28.0	23.5	23.9	24.3
R&D Expenses	48,043	49,885	54,673	53,323
(%)	16.8	15.9	17.6	16.2
Operating Income	46,707	72,024	49,506	56,469
(%)	16.4	22.9	15.9	17.2
Recurring Profit	47,591	76,057	53,578	57,355
(%)	16.7	24.2	17.3	17.4
Net Income	32,778	51,367	34,907	33,788
(%)	11.5	16.3	11.2	10.3
Return on Equity (ROE)	10.8%	15.2%	9.5%	9.1%
Return on Assets (ROA)	12.0%	18.0%	12.2%	13.2%
Net Income per Share [Basic]	¥59.82	¥92.89	¥63.02	¥61.77
Net Income per Share [Fully Diluted]	¥58.93	¥92.24	¥62.93	¥61.71
Net Assets per Share	¥572.25	¥649.40	¥678.10	¥667.17
Dividends per Share	¥18.00	¥34.00[*4]	¥30.00	¥30.0
Payout Ratio	30.1%	36.6%	47.6%	48.6%
Equity Ratio	78.5%	81.1%	86.2%	84.4%
Capital Expenditures	9,757	15,925	8,349	8,301
Depreciation	11,953	11,271	7,945	7,037
Number of Employees [*3]	4,713	4,821	5,156	5,356

Notes:
1. Revenues include Royalties and other operating income, starting from the fiscal year ended December 31, 2007.
2. Cost of Sales includes the provision for returned goods.
3. Number of employees includes staff seconded to subsidiaries and other companies.
4. The annual cash dividend per share for the year ended December 31, 2005, includes a special dividend of ¥10 per share.

For reference: Statement of Revenues (Non-Consolidated)

(Billions of Yen)*1

Product name	FY2004.12	FY2005.12	FY2006.12		FY2007.12		FY2006. 10-12	FY2007. 10-12	
				Change (%)		Change (%)			Change (%)
Epogin	69.0	71.8	63.4	(11.7)	54.8	(13.6)	18.4	14.4	(21.7)
Tamiflu	8.6	35.2	38.0	8.0	38.7	1.8	16.2	6.8	(58.0)
Rituxan	16.8	17.8	18.0	1.1	18.6	3.3	5.4	5.4	0.0
Herceptin	9.3	11.2	14.5	29.5	16.1	11.0	4.4	4.4	0.0
Evista *2	3.3	9.2	13.4	45.7	16.0	19.4	4.2	4.9	16.7
Sigmart	15.6	16.1	15.4	(4.3)	15.2	(1.3)	4.4	4.4	0.0
Alfarol	16.0	15.8	14.6	(7.6)	14.3	(2.1)	4.1	4.0	(2.4)
Kytril	11.0	12.2	12.9	5.7	13.6	5.4	3.8	3.9	2.6
Neutrogin	12.9	13.4	12.0	(10.4)	12.6	5.0	3.6	3.7	2.8
Suvenyl	6.9	8.1	9.1	12.3	11.0	20.9	2.7	3.2	18.5
Oxarol	6.7	7.3	7.6	4.1	8.7	14.5	2.3	2.6	13.0
Pegasys	6.4	8.0	5.8	(27.5)	6.3	8.6	1.4	2.2	57.1
Rocephin	4.6	5.4	5.5	1.9	5.7	3.6	1.6	1.6	0.0
Renagel	3.6	4.5	5.0	11.1	5.6	12.0	1.5	1.6	6.7
Rythmodan	7.5	7.2	6.6	(8.3)	5.5	(16.7)	1.8	1.1	(38.9)
Avastin *3	–	–	–	–	3.5	–	–	2.2	–
Cellcept	2.1	2.5	3.0	20.0	3.5	16.7	0.9	1.0	11.1
Xeloda	2.1	2.7	2.5	(7.4)	2.7	8.0	0.7	0.8	14.3
Copegus *4	–	–	–	–	2.0	–	–	0.8	–
Femara *5	–	–	0.3	–	1.0	233.3	0.1	0.4	300.0
Actemra *6	–	0.1	0.4	300.0	0.5	25.0	0.1	0.1	0.0
Tarceva *7	–	–	–	–	0.2	–	–	0.2	–
Neutrogin (Export)	5.8	6.8	9.2	35.3	10.1	9.8	2.2	2.8	27.3
Sigmart (Export)	1.9	2.8	2.2	(21.4)	2.4	9.1	0.7	0.7	0.0
Ulcerlmin (Export)	1.0	1.2	1.3	8.3	1.5	15.4	0.2	0.3	50.0
Other *8, 9	74.0	55.2	49.8	(9.8)	59.0	18.5	13.3	16.9	27.1
Total	285.1	314.5	310.5	(1.3)	329.2	6.0	94.0	90.6	(3.6)

注) 1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.

2. Launched in May 2004

3. Launched in June 2007

4. Launched in March 2007

5. Launched in May 2006

6. Launched in June 2005

7. Launched in December 2007

8. Starting from FY2007.12, "Other" includes Royalties and other operating income (13.3 billion yen in FY2007.12).

9."Other" in FY2004.12 includes Nonprescription Products amounting to 16.2 billion yen.

For reference: Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Established	1997
Location	London, United Kingdom
Business	Sale Administration*
Capital	£8,677,808 (December 2007)
Percentage of Ownership	100.0%

Note: Chugai Pharma Marketing Ltd.,oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	FY2006.12	FY2007.12
Revenues	23,470	25,423
In local currency (in thousands)	*£100,431*	*£107,880*
Compared with the previous Interim Period	(128.3%)	(108.3%)
Net Income	3,754	5,308
In local currency (in thousand)	*£16,067*	*£22,523*
Compared with the Previous Interim Period	(143.6%)	(141.4%)

Note: While translations into yen were based on the rate of the day of settlement of accounts in the past, they are based on the average rate during the term from the period ended December 31, 2007 (for the period ended December 2006: £233.70; for the period ended December 2007: £235.66).

For reference: Product distribution structure


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
Sanofi-Aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

Development pipeline (as of January 30, 2008)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
R435	Colon cancer (adjuvant) #	Phase III Multinational study	bevacizumab Avastin Injection	Roche /Genentech Avastin	Anti-VEGF(Vascular Endothelial Growth Factor) humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
	Non-small cell lung cancer #	Phase II			
	Breast cancer #	Phase II			
R1415	Non-small cell lung cancer	Launched Dec.07	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	EGFR tyrosine kinase inhibitor
	Pancreatic cancer #	Phase II			
R340	Colon cancer (adjuvant) #	Launched Dec.07	capecitabine Xeloda Oral	Roche Xeloda	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase III			
	Colorectal cancer #	Phase II			
R597	Breast cancer (adjuvant) #	Filed Nov.06	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Anti-HER2 humanized monoclonal antibody
	Gastric cancer #	Phase III Multinational study			
EPOCH	Chemotherapy-induced anemia #	Phase III	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase II Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
R744	Chemotherapy-induced anemia	Phase II	 Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
R1273	Non-small cell lung cancer	Phase I	pertuzumab Injection	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase I Overseas	 Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Filed Nov.11 Overseas	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06 Japan	tocilizumab Actemra Injection	In-house	
		Phase III Overseas	tocilizumab Actemra Injection	In-house (Roche)	
R1594	Rheumatoid arthritis	Phase III Multinational study	ocrelizumab Injection	Roche /Genentech	Humanized anti-CD20 monoclonal antibody
ED-71	Osteoporosis	Phase III	 Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase II / III	ibandronate sodium hydrate Injection	Roche Boniva in US / Bonviva in EU (Taisho Pharmaceutical)	Bisphosphonate
		Phase II	ibandronate sodium hydrate Oral		
Renal diseases					
R744	Renal anemia	Phase III	 Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular diseases					
SG-75	Acute heart failure #	Launched Oct.07	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious diseases					
R964	Compensated liver cirrhosis caused by hepatitis C virus #	Phase II / III	ribavirin Copegus Oral	Roche Copegus	Anti-viral agent in combination with Pegasys
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
	Chronic hepatitis B #	Phase II / III			
MRA	Crohn's disease #	Phase II	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase I Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase I Overseas			
NA808	Chronic hepatitis C	Phase I Overseas	 Injection	In-house	-

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Other diseases					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
GM-611	Diabetic gastroparesis	Phase I Completed Japan	mitemcinal Oral	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase II Overseas			
	Irritable bowel syndrome (IBS)	Phase II Overseas			
R1678	Schizophrenia	Phase I	Oral	Roche	-
R1583 (ITM-077)	Type II diabetes	Phase I	Injection	Roche / Ipsen (Teijin)	GLP-1 analogue
CSG452 (R7201)	Type II diabetes	Phase I	Oral	In-house	-

Changes from the last announcement on October 23, 2007

Oncology

-R1415 Approved → Launched (non-small cell lung cancer)

-R340 Filed → Launched (adjuvant colon cancer)

Bone and Joint

-MRA Phase III → Filed (rheumatoid arthritis / overseas)

Other diseases

-VAL Development suspended

R&D Activities (Jan.1, 2007 – Jan. 30, 2008)

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In April 2007, we obtained the manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (product name: Avastin), for the indication of colorectal cancer, and the product was launched in June 2007. In May 2007, we started Phase II clinical trials in breast cancer. And in October 2007, we jointly started the multinational Phase III clinical trials with Roche/Genentech in gastric cancer. Accordingly, we changed the stage to Phase III for R340 (product name: Xeloda, expected additional indication: gastric cancer) which is used as a combination drug in the multinational Phase III clinical trials.
- In September 2007, we decided to once withdraw the application for the additional indication of recombinant human erythropoietin "Epogin Injection" for treatment of chemotherapy-induced anemia. In order to gain early approval, we will conduct an additional clinical trial utilizing the clinical trial consultation procedure and resubmit the application.
- In October 2007, we obtained the manufacturing and marketing approval for EGFR tyrosine kinase inhibitor R1415 (product name: Tarceva), for the indication of non-small cell lung cancer, and the product was launched in December 2007.
- In December 2007, we obtained the approval and launched for additional indication of monotherapy treatment in adjuvant colon cancer together with the application for global dosage and administration for breast cancer for antimetabolite 5-FU derivative R340 (product name: Xeloda).

Bone and Joint Diseases

- In March 2007, we started Phase II/III clinical trials of bisphosphonate R484 (injection, expected indication: osteoporosis).
- In December 2007, we joined Roche/Genentech to conduct multinational Phase III clinical trials (expected indication: rheumatoid arthritis), for humanized anti-CD20 monoclonal antibody R1594.

Renal Diseases

- In January 2007, we started Phase III clinical trials of continuous erythropoietin receptor activator R744 (expected indication: renal anemia).
- In December 2007, we withdrew the application for additional dosage and administration for hemodialysis patients, for recombinant human erythropoietin EPOCH (product name: Epogin).

Cardio/Cerebro-vascular diseases

- In October 2007, we obtained the approval and launched for additional indication of acute heart failure for the injection form of potassium channel opener SG-75 (product name: Sigmart).

Transplant, Immunology and Infectious Diseases

- In January 2007, we obtained approval for the use of the anti-viral agent R964 (product name: Copegus) in combination with peginterferon alfa-2a agent Pegasys in chronic hepatitis C patients, and the product was launched in March 2007.
- In April 2007, we started Phase II/ III clinical trials of peginterferon alfa-2a agent R442 (product name: Pegasys), for the indication of chronic hepatitis B.

Other Diseases

- In March 2007, we obtained approval for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.), and the product was launched in June 2007.
- In June 2007, we started Phase I clinical trials of R1678 (expected indication: schizophrenia).
- In August 2007, we entered into an agreement with Teijin Pharma Ltd., to co-develop GLP-1 analogue R1583 (ITM-077) (expected indication: type II diabetes), and joined Phase I clinical trials which Teijin Pharma Ltd. has been conducting.
- In September 2007, we started Phase I clinical trials for CSG452 (expected indication: type II diabetes).
- In December 2007, we suspended the development for VAL, an agent for recovery of liver function, as no appropriate license partner was found.

At present, we are awaiting the approval of applications filed for 5 development themes (new molecular entities and additions of indications), including R597 (expected indication: adjuvant breast cancer).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In October 2007, we started Phase I clinical trials for NA808 (expected indication: chronic hepatitis C).
- In November 2007, Roche filed an application for humanized anti-human IL-6 receptor monoclonal antibody MRA (product name: Actemra) for rheumatoid arthritis in Europe and the United States.

Currently running clinical trials in oncology field

Theme	Expected Indication	Regimen	Stage	Planned Filing Date
R435 (bevacizumab) Avastin	Non-small cell lung	carboplatin + paclitaxel ± R435	Phase II	2008
	Breast	paclitaxel + R435	Phase II	2009
R435 (bevacizumab) Avastin R340 (capecitabine) Xeloda	Colon (adjuvant)	FOLFOX4 ± R435 XELOX + R435	AVANT study : Phase III Multinational study	2011 | 2013
	Gastric	Xeloda/5FU + CDDP ± R435	AVAGAST study : Phase III Multinational study	2011 | 2013
	Colorectal	XELOX + R435	Phase II	2008
R1415 (erlotinib) Tarceva	Pancreatic	gemcitabine + R1415	Phase II	2009
R597 (trastuzumab) Herceptin	Breast (adjuvant)	R597	HERA study : Phase III Multinational study	Filed (Nov.06)
R597 (trastuzumab) Herceptin R340 (capecitabine) Xeloda	Gastric	5FU + CDDP ± R597 Xeloda + CDDP ± R597	ToGA study : Phase III Multinational study	2010

March 25, 2008

Correction of Supplementary Materials for Consolidated Financial Results for Fiscal Year ended Dec 2007

There has been a correction of Supplementary Materials for Consolidated Financial Results for Fiscal Year ended Dec 2007 as described below.

Correction: Page 6 Capital Expenditures

(Before correction)

FY 2007.12 19,364millions of yen

(After correction)

FY 2007.12 19,609millions of yen


CHUGAI

FY2007 Consolidated Financial Overview

CHUGAI PHARMACEUTICAL CO., LTD.

January 30, 2008



Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to the nearest 0.1 billion yen.
% is calculated based on amounts shown.

Financial Overview (Year on Year)

(Billion Yen)	Dec. 2006	Dec. 2007	Variance	(%)
Revenues	326.1	344.8	+18.7	+5.7
Cost of Sales	133.1	137.3	+4.2	+3.2
% of Sales	40.8%	41.2%		
Selling & Admin. Exp.	80.1	86.6	+6.5	+8.1
% of Revenues	24.6%	25.1%		
R&D Exp.	54.6	54.2	-0.4	-0.7
% of Revenues	16.7%	15.7%		
Operating Income	58.3	66.7	+8.4	+14.4
% of Revenues	17.9%	19.3%		
Recurring Profit	60.9	67.7	+6.8	+11.2
% of Revenues	18.7%	19.6%		
Net Income	38.4	40.1	+1.7	+4.4
% of Revenues	11.8%	11.6%		

(Billion yen)

- > Revenues +18.7 (+5.7%)
  Refer to P.4-P.7
- > Operating Income +8.4 (+14.4%)
  Refer to P.8
- > Recurring Profit +6.8 (+11.2%)
- > Net Income +1.7 (+4.4%)

Foreign Exchange Rate

Closing rate (Dec. 31, 2006)

119.12Yen/US$、156.57Yen/€、233.70Yen/£、97.44Yen/CHF

Average rate (Jan. 1 ~ Dec. 31, 2007)

117.80Yen/US$、161.17Yen/€、235.66Yen/£、98.13Yen/CHF



Revenues (Year on Year)



(Billion Yen)
+11.9
Royalties and OOI*
+0.7
TAMIFLU
EPOGIN
-8.6
+14.7
Others
344.8
+18.7(+5.7%)
Dec. 2006
Dec. 2007

<Breakdown of Revenues>

(Billion Yen)		Dec.2006	Dec.2007	Variance	(%)
Revenues		326.1	344.8	+18.7	+5.7
Sales		326.1	332.9	+6.8	+2.1
TAMIFLU	Ordinary Sales	13.6	10.2	-3.4	-25.0
	Govt. Stock etc.	24.4	28.5	+4.1	+16.8
	Total	38.0	38.7	+0.7	+1.8
Sales excl. TAMIFLU		288.2	294.3	+6.1	+2.1
EPOGIN		63.4	54.8	-8.6	-13.6
Others		224.8	239.5	+14.7	+6.5
Royalties and OOI*		-	11.9	+11.9	N/A
Overseas		28.4	36.4	+8.0	+28.2

* other operating income

Sales of Top Five Products (Year on Year)


(Billion Yen)
Variance
-8.6
2006/12
2007/12
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
63.4
54.8
+3.1
36.1
39.2
+0.7
38.0
38.7
+0.6
18.0
18.6
-0.1
18.0
17.9
EPOGIN
NEUTROGIN
TAMIFLU
RITUXAN
SIGMART

EPOGIN Sales (Year on Year)


(Billion Yen)
Impact from price cut for 1Q 7.3%
Impact from flat-sum reimbursement 10%
+2.5
-1.1
-1.5
Investment for share retention, etc.
Market expansion 4%
-7.4
Others
54.8
-8.6(-13.6%)
Dec. 2006
Dec. 2007

(Billion Yen)	Dec.2006	Dec.2007	Variance	(%)
1Q	14.5	12.0	-2.5	-17.2
2Q	16.5	16.2	-0.3	-1.8
1H	31.0	28.2	-2.8	-9.0
3Q	14.1	12.2	-1.9	-13.5
4Q	18.4	14.4	-4.0	-21.7
2H	32.5	26.6	-5.9	-18.2
FY	63.4	54.8	-8.6	-13.6

TAMIFLU: Sales Performance

(Billion Yen)		Fiscal Term Sales												
		FY2003.3		FY2003.12	FY2004.12		FY2005.12		FY2006.12		FY2007.12		Seasonal Sales	Number of Patients* (millions)
		Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Ordinary Seasonal Sales	2002/2003	5.2	7.2										12.4	1.19
	2003/2004			11.6	7.2								18.8	0.77
	2004/2005					1.4	23.2						24.6	1.47
	2005/2006							11.9	9.9				21.8	0.92
	2006/2007									3.7	5.0		8.7	1.06
	2007/2008											5.2	5.2	-
	Ordinary Sales	12.4		11.6	8.6		35.1		13.6		10.2			
Govt. Stock etc.	2005/2006							0.2	6.5				6.7	
	2006/2007									17.9	18.9		36.8	
	2007/2008											9.6	9.6	
	Govt. Stock etc.						0.2		24.4		28.5		53.0	
Total Sales		5.2	7.2	11.6	7.2	1.4	23.2	12.0	16.3	21.6	23.8	14.8		
		12.4		11.6	8.6		35.2		38.0		38.7			

*Total patients number of the controlled samples in the infectious Diseases Weekly Report, period between late October and mid-April, published by Japan's National Institute of Infectious Diseases.



Operating Income (Year on Year)

(Billion Yen)
Increase in Product gross profit
+2.6
Increase in Selling & Admin. exp.
-6.5
Decrease in R&D exp.
+0.4
+11.9
Increase in Royalties and OOI*
66.7
+8.4 (+14.4%)
Dec. 2006
Dec. 2007

(Billion yen)

> Operating Income +8.4

- **Increase in Royalties and other operating income** **+11.9**
  - Milestone income for Actemra
  - Milestone income for Bonviva
  - Upfront income for 3 compounds licensed-out to Roche
- **Increase in Product gross profit** **+2.6**
  - Increase in NEUTROGIN etc. sales
- **Increase in Selling & Admin. exp.** **-6.5**
  - Increase in headcount of MR
  - Increase in sales promotion exp. for newly launched products etc.
  - Increase in market research exp.
- **Decrease in R&D exp.** **+0.4**
  - Increase in proportion of co-development effort

* other operating income

Financial Overview (vs. Forecast)

(Billion Yen)	Revised Forecast Jul. 31	Actual	Variance	(%)
Revenues	345.0	344.8	-0.2	-0.1
Cost of Sales	142.5	137.3	-5.2	-3.6
% of Revenues	41.3%	39.8%		
Selling & Admin Exp.	88.5	86.6	-1.9	-2.1
% of Revenues	25.7%	25.1%		
R&D Exp.	55.5	54.2	-1.3	-2.3
% of Revenues	16.1%	15.7%		
Operating Income	58.5	66.7	+8.2	+14.0
% of Revenues	17.0%	19.3%		
Recurring Profit	57.5	67.7	+10.2	+17.7
% of Revenues	16.7%	19.6%		
Net Income	33.5	40.1	+6.6	+19.7
% of Revenues	9.7%	11.6%		

(Billion yen)

> Revenues - 0.2 (-0.1%)
- AVASTIN -4.5
- HERCEPTIN -1.3
- NEUTROGIN +2.3
- TAMIFLU +0.7
- SIGMART +0.6

> Operating Income +8.2 (+14.0%)

Refer to P.10

> Recurring Profit +10.2 (+17.7%)

> Net Income +6.6 (+19.7%)

Operating Income (vs. Forecast)

(Billion Yen)



R&D exp.
+1.3
Gross
profit
+1.9
Selling &
Admin. exp.
+5.0
58.5
66.7
+8.2(+14.0%)
Revised
Forecast
(Jul. 31)
Actual

(Billion yen)

> Operating Income	+8.2
• Gross profit	+5.0
• Selling & Admin. expense	+1.9
• R&D expense	+1.3

Selling & Admin. expense:

- Unused exp. for newly launched products
  - sales promotion, MRs' activity exp. etc.
- Cost savings
  - education exp. etc.

R&D expense:

- Decrease in R&D exp. of Actemra production

Balance Sheet Items (Assets)



(Billion Yen)
Tangible fixed assets
+7.3
Cash and deposits
+4.8
-16.3
+7.3
Deferred tax assets (short term)
Marketable securities
Inventories
-6.3
0
Others
458.9
-3.2(-0.7%)
Dec. 2006
Dec. 2007

(Billion Yen)

> **Tangible fixed assets** **+7.3**

Solid-form drug manufacturing wing (Fujieda)
Injection products building No.3 (Utunomiya)

> **Marketable securities** **-16.3**

Purchase of treasury stock

> **Inventories** **-6.3**

Decrease in stock of TAMIFLU

Balance Sheet Items (Liabilities)


(Billion Yen)
Accounts payable
+1.9
Others
+3.8
-10.8
Accrued expenses
Other payables
-2.2
+9.9
Accrued income taxes
73.1
+2.6 (+3.7%)
Dec. 2006
Dec. 2007

(Billion Yen)

> Accrued income taxes	+9.9
> Accrued expenses	+3.8
> Accounts payable Decrease in balance of TAMIFLU	-10.8
> Other payables Decrease in payables for capital expenditure	-2.2



Cash Flow Statement

(Billion Yen)

Investing activities
-7.5
+60.4
-47.2
Others
-0.3
Operating activities
Financing activities
73.7
+5.4 (+7.9%)
Dec. 2006
Dec. 2007

(Billion Yen)

> Cash flow from operating activities	**+60.4**
• Income before income taxes and minority interests	+66.4
• Depreciation and amortization	+14.9
• Decrease in inventories	+6.2
• Income taxes paid	-20.8
• Decrease in notes and accounts payable	-10.7
> Cash flow from investing activities	**-7.5**
• Redemption of marketable and investment securities, etc.	+244.2
• Purchase of marketable and investment securities	-229.4
• Acquisition of fixed assets	-22.6
> Cash flow from financing activities	**-47.2**
• Increase in treasury stock	-27.5
• Payment of dividends	-18.1

2008 Forecast

(Billion Yen)	Dec. 2007	Dec. 2008
Revenues	344.8	327.0
Cost of Sales	137.3	141.5
% of Revenues	39.8%	43.3%
Selling & Admin. Exp.	86.6	96.5
% of Revenues	25.1%	29.5%
R&D Exp.	54.2	57.5
% of Revenues	15.7%	17.6%
Operating Income	66.7	31.5
% of Revenues	19.3%	9.6%
Recurring Profit	67.7	31.2
% of Revenues	19.6%	9.5%
Net Income	40.1	17.0
% of Revenues	11.6%	5.2%

(Billion Yen)		Dec.2007	Dec.2008	Variance
Revenues		344.8	327.0	-17.8
TAMIFLU	Ordinary Sales	10.2	6.2	-4.0
	Govt. Stock etc.	28.5	1.2	-27.3
	Total	38.7	7.3	-31.4
Revenues excl. TAMIFLU		306.2	319.7	+13.5
	EPOGIN	54.8	47.0	-7.8
	Others	251.4	272.7	+21.3

2008 Forecast vs. 2007 Actual (Revenues)



(Billion Yen)
TAM
-31.4
SA products
-11.2
EPO
-7.8
+49.1
Growing products
Others
-16.5
344.8
327.0
−17.8(−5.2%)
Dec.2007
Dec.2008

	(Billion Yen)
>Revenues	**-17.8**
• Special factors	**-50.4**
TAMIFLU	-31.4
Sanofi-Aventis products	-11.2
EPOGIN	-7.8
• Growing products	**+49.1**
AVASTIN	+ 19.6
PEGASYS	+ 7.8
COPEGUS	+ 5.2
HERCEPTIN	+ 5.5
ACTEMRA	+ 4.3
TARCEVA	+ 2.0

2008 Forecast vs. 2007 Actual (Operating Income)



(Billion Yen)
Price cut, special factors
66.7
-37.0
Growing products etc.
+15.0
Increase in Selling and Admin. exp.
-9.9
Increase in R&D exp.
31.5
−35.2(−52.8%)
Dec.2007
Dec.2008

(Billion Yen)

> Operating income -35.2

- **Price cut, special factors** -37.0
  - Effect of NHI price cut
  - Decrease in TAMIFLU Gov. Stock etc.
  - Return of Sanofi-Aventis products
  - Investment of EPOGIN for share retention, etc.
- **Growing products etc.** +15.0
- **Increase in Selling and Admin. expenses** -9.9
  - Sales promotion for newly launched products and label extensions
  - Actemra promotion in Europe
  - PMS, safety measures
- **Increase in R&D expenses** -3.3
  - Label extension for oncology products
  - prePoC products in diabetes field

Contacts:

Corporate Communications Group

Tel: +81 (0)3-3273-0881 Fax: +81 (0)3-3281-6607
e-mail: pr@chugai-pharm.co.jp

Masayuki Yamada, Seiji Shimada, Hiroshi Araki

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

Translation

January 11, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Executive Announcement

Chugai Pharmaceutical Co., Ltd. (hereinafter: "Chugai", Headquarters: Chuo-ku, Tokyo, President: Osamu Nagayama), a member of the Roche Group, announced that it has invited Mr. Christopher Murray to become a member of the top management of Chugai, with responsibility for the commercial activities of the company. Mr. Murray will join Chugai in January 2008 as a Special Advisor until his approval as a Board Member at the General Shareholders Meeting and subsequent appointment as Executive Vice President at the Meeting of Board of Directors in March 2008.

The immense change in the scale and complexity of Chugai operations since its strategic alliance with the Roche Group makes it possible to take advantage of new opportunities presented by the great flow of new products expected in the coming years. Mr. Murray, having a long and successful career at Roche, will certainly contribute to the success of Chugai as the enlarged organization develops its position in the Japanese market.

Mr. Murray, a British citizen, earned a Higher National Diploma in Business Studies from Bournemouth College of Technology in 1967. He joined Roche Hong Kong in 1976 as Pharma Manager and became General Manager in 1982. Subsequently he progressed through various positions of responsibility in Roche's Pharmaceuticals Division to become Director of Pharma International in 2000. In addition to his business responsibilities, Mr. Murray is Pharma Division delegate to the Corporate Sustainability Committee. He has also been active in supporting various charitable activities.

Translation

January 30, 2008

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Financial Results for Fiscal 2007

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its financial results for fiscal 2007 (January 1 – December 31, 2007).
Roche owns 50.1% of Chugai's outstanding shares (51.4% of voting rights) since October 1, 2002 (as of December 31, 2007). Its press release, presentation materials and annual report can be found on its Website (http://www.roche.com).

Media Release   Presentation (PDF)   Annual Report 2007

Chugai's profit and loss for the period of January 1 to December 31, 2007 and financial position as of December 31, 2007 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Media release

Roche

Basel, 30 January 2008

Record operating results for Roche again in 2007

Earnings per share grow twice as fast as sales – Double-digit sales growth for seventh year in succession – Sharp 35% dividend increase proposed

Roche Group

- Group sales grow 10% to 46.1 billion Swiss francs.
- Operating profit up by 22% to 14.5 billion Swiss francs.
- Increase in net income of 25% in francs to 11.4 billion Swiss francs.
- Increase in Core EPS[1)] of 20% in francs to 11.85 Swiss francs.
- Increase in proposed dividend of 35% from 3.40 to 4.60 Swiss francs, representing the 21st consecutive year of dividend growth.

Pharma

- Division posts double-digit sales growth of 11% (13% excl. Tamiflu pandemic sales) to 36.8 billion Swiss francs, again significantly outpacing global markets.
- Operating profit up by 22% to 13.0 billion Swiss francs and operating profit margin up by 3.8 percentage points to 35.5%.
- Additional indications and introductions strengthen leadership position in oncology.
- Mircera launched in Europe for treatment of renal anemia.
- Actemra filed in US and EU for rheumatoid arthritis.
- Substantially higher R&D expenses of 7.6 billion Swiss francs reflect strong pipeline and large number of late-stage clinical trials.
- New agreements with Transgene (therapeutic vaccines), Toyama (rheumatoid arthritis) and Alnylam (RNAi).

Diagnostics

- Division maintains global market leadership as sales rise 6% to 9.3 billion Swiss francs.
- Operating profit increases to 1.6 billion Swiss francs and operating profit margin up 1.3 percentage points to 17.6%.
- Acquisitions of 454 Life Sciences, BioVeris Corporation and NimbleGen Systems, Inc. completed.
- Merger agreement signed with Ventana Medical Systems, Inc. (US).

Outlook

- High single-digit sales increase for the Group[2)].
- Sales increase of both Divisions[2)] above market growth.
- Core Earnings per Share[3)] target at least at record 2007 level despite significant increase in R&D investment and considerably lower Tamiflu pandemic sales.
- Continued increase in dividend payout ratio over next three years.

Barring unforeseen events
Unless otherwise stated, all growth rates are in local currencies.
1) Core EPS (Earnings per Share)
2) Excluding Tamiflu pandemic sales
3) Core Earnings per Share target is based on constant exchange rates

Franz B. Humer, Roche Chairman and CEO, on the annual results: "In 2007 our operating businesses continued to post healthy growth and excellent results. Sales increased by 10% to 46 billion Swiss francs and have thus shown double-digit growth for the seventh year in succession. In the Pharmaceuticals Division, sales increased at almost twice the global market growth rate. The Diagnostics Division maintained its lead in in-vitro diagnostics with above-market growth. Additional operating improvements have enabled Roche to achieve an increase in earnings per share double that in sales. We are also strongly positioned for the future: our steady focus on innovation, our global pharmaceutical research network, our strengths in biotechnology, our leadership in diagnostics, our strong product pipeline and the integration of pharmaceuticals and diagnostics are important short- and long-term competitive advantages."

Roche Group

Marked sales increase – entirely through organic growth

Key figures	In millions of CHF		% change		As % of sales	
	2007	2006	In CHF	In local currencies	2007	2006
Sales	46,133	42,041	+10	+10	100.0	100.0
Research and development	8,385	7,365	+14	+16	18.2	17.5
Operating profit before exceptional items	14,468	11,730	+23	+22	31.4	27.9
Net income	11,437	9,171	+25		24.8	21.8

	2007	2006	% change
Equity ratio (in %)	68.2	62.9	
Core Earnings per Share (in CHF)	11.85	9.86	+20
Dividend per share * (in CHF)	4.60	3.40	+35
Number of employees (at 31 Dec.)	78,604	74,372	+6

* Proposed by the Board of Directors

The Roche Group posted record results in 2007. Group sales were up significantly, advancing 10% in local currencies (10% in Swiss francs; 15% in US dollars) to 46.1 billion Swiss francs. This 4.1 billion Swiss franc rise in full-year sales was all organic growth. The Pharmaceuticals Division's sales increased 11% in local currencies (10% in Swiss francs; 15% in US dollars) to 36.8 billion Swiss francs; this was approximately twice the global market growth rate. Demand remained very strong for the cancer medicines Avastin, Herceptin, MabThera/Rituxan, Tarceva and Xeloda. Combined sales of the division's oncology products were up 20% for the year, reinforcing Roche's market leadership in this therapeutic area. Other pharmaceuticals driving growth included Bonviva/Boniva for osteoporosis, CellCept in transplantation, Pegasys in virology and the ophthalmology medicine Lucentis. The Diagnostics Division strengthened its market leadership with sales totalling 9.3 billion Swiss francs, a 6% increase in local currencies (7% in Swiss francs; 12% in US dollars) over 2006. Professional Diagnostics and Applied Science were the business areas posting the strongest growth.

Operating profit margin over 30% for first time

The higher Group sales had a very positive impact on earnings performance. The Group's operating profit increased 22% in local currencies to 14.5 billion Swiss francs. The operating profit margin grew 3.5 percentage points to 31.4%. In the Pharmaceuticals Division, operating profit rose 22% in local currencies to 13.0 billion Swiss francs, with the corresponding margin showing a 3.8 percentage point increase to 35.5%. This margin growth was achieved while the Group continued to significantly increase investments in its strong development pipeline. This is reflected in the Pharmaceuticals Division's higher research and development expenses, which grew 18% in local currencies to 7.6 billion Swiss francs. The Diagnostics Division's operating profit rose 14% in local currencies to 1.6 billion Swiss francs, and its operating profit margin improved 1.3 percentage points to 17.6%.

Strong earnings growth – high equity ratio

Net financial income totalled 834 million Swiss francs, compared with 855 million Swiss francs in 2006. The Group's effective tax rate declined to 25.3% from 27.3%.

Net income increased 25% to 11.4 billion Swiss francs. Core Earnings per Share (Core EPS), which excludes amortisation and impairment of intangible assets, increased by 20% to 11.85 Swiss francs.

The Group's business operations continued to show strong cash generation of 18.5 billion Swiss francs, driven by continued growth in EBITDA. Net cash increased by more than one billion to 17.3 billion Swiss francs.

There was a further significant improvement in the Group's financial position. The ratio of equity to total assets reached 68% (up from 63% in 2006), and over 80% of total assets are now financed long-term.

Outlook

For 2008 the Group expects sales in local currencies to increase at a high single-digit rate, with above-market sales growth in both divisions. This excludes government and corporate stockpiling orders of Tamiflu for pandemic use. As most of the existing pandemic stockpiling orders have now been filled,

Roche anticipates a significant decrease in Tamiflu sales in 2008.

The progress in Roche's rich clinical development pipeline is especially important to our future growth outlook. Accordingly, the Group plans to increase research and development spending again significantly in 2008 in order to realise the full potential of Roche's strong development portfolio. The activities this will support include late-stage clinical testing of promising compounds such as pertuzumab (breast cancer), ocrelizumab (autoimmune disorders), GLP-1 analogue (type 2 diabetes) and the CETP inhibitor (dyslipidemia), and several programmes aimed at expanding the use of Roche's leading anticancer medicines into additional indications.

The Group anticipates continued strong growth in 2009 and 2010, driven by the launch of Actemra, Mircera and additional new indications for MabThera in rheumatoid arthritis, Avastin and other cancer medicines. Very importantly, Roche also anticipates pivotal clinical trial data on the use of Avastin in early-stage cancer (adjuvant therapy) by 2010.

Despite anticipated considerably lower Tamiflu sales and significantly higher R&D spending Roche is aiming for 2008 Core EPS at constant exchange rates to remain at least in line with the record level achieved in 2007. Roche expects and intends to continue raising its dividend payout ratio over the next three years.

21st dividend increase in a row

In view of Roche's excellent full-year results, the Board of Directors will propose that the dividend for 2007 be increased by 35% to 4.60 Swiss francs per share and non-voting equity security (up from 3.40 Swiss francs for 2006). Subject to approval at the next Annual General Meeting of Shareholders, this will be Roche's 21st consecutive annual dividend increase.

Pharmaceuticals Division

Sales increase again significantly outpacing global market growth rate

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	36,783	+10	+11	100
- Roche Pharmaceuticals	22,970	+11	+9	63
- Genentech	10,414	+14	+19	28
- Chugai	3,399	–3	+3	9
EBITDA	14,706	+21	+20	40.0
Operating profit before exceptional items	13,042	+24	+22	35.5
Research and development	7,598	+15	+18	20.6

The Pharmaceuticals Division continued its strong, above-market performance in 2007. Sales for the full year rose 11% in local currencies and 10% in Swiss francs (15% in US dollars) to 36.8 billion Swiss francs, around twice the global market growth rate (6%)[1]. Excluding pandemic stockpiling sales of Tamiflu to governments and corporations, pharmaceutical sales grew 13%[2] for the year. Regional sales growth significantly outpaced the market average in North America (15% vs 5%) and Europe (10% vs 7%). In Japan, at 3%, sales development was slightly below market growth. The major growth drivers were key products in the oncology, transplantation, metabolism/bone and virology franchises, as well as Genentech's ophthalmology medicine Lucentis. The division's operating profit advanced 22% in local currencies to 13.0 billion Swiss francs, and the operating margin 3.8 percentage points to 35.5%. Sales growth and higher royalty and other operating income more than compensated for – in particular – substantially higher research and development expenses, with significant investments in our strong pipeline reflecting the expanded portfolio and large number of late-stage clinical trials. EBITDA[3] totalled 14.7 billion francs or 40.0% of sales, compared with 36.5% in 2006.

Oncology – five life-prolonging drugs

Sales of the division's oncology portfolio[4] grew 20% in 2007 and now account for 50% of pharmaceutical sales. Excluding supportive care products, combined sales of cancer therapeutics rose 23%, increasing the Roche Group's share of the global market for cancer medicines to just under 30%.

MabThera/Rituxan (rituximab), for the treatment of patients with non-Hodgkin's lymphoma (NHL), maintained strong sales growth throughout 2007. Increases were driven by the use of MabThera for maintenance treatment in follicular lymphoma, the most common form of indolent lymphoma, as well as first-line treatment for indolent forms of the disease in all markets, particularly in Europe/Rest of World (RoW)[5]. This growth was supported by strong uptake of first-line treatment of patients with aggressive NHL in emerging markets. In January 2008 the European Commission approved an application filed by Roche last July to extend the product's existing first-line indolent lymphoma indication to include the use of MabThera with any chemotherapy combination. The expanded indication makes treatment with MabThera available to a wider group of patients across Europe.

Sales of Herceptin (trastuzumab), which is designed to treat a particularly aggressive form of tumour (HER2-positive) that accounts for 20-30% of all breast cancers, continued to deliver strong growth throughout the year. This performance was primarily driven by growth in the adjuvant (early-stage) breast cancer segment in Germany, France, Italy, Spain and the United Kingdom, the top five European markets. Due to earlier, rapid adoption of Herceptin for adjuvant treatment, the product's market

[1] Market growth figures here and elsewhere according to IMS (to end of October 2007).
[2] Unless otherwise stated, all growth rates are in local currencies.
[3] Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment.
[4] Oncology portfolio (main products): MabThera/Rituxan, Herceptin, Avastin, Xeloda, Tarceva, NeoRecormon, Kytril, Neutrogin, Neupogen, Bondronat, Roferon-A, Furtulon, Vesanoid.
[5] Roche defines Europe/Rest of World as covering Europe and all other countries except Japan and the United Sates.

penetration in the United States stabilised at a high level during 2007. In the metastatic setting, adoption rates and treatment duration remained stable both in the US and in the top five European markets. New data from the NeOAdjuvant Herceptin (NOAH) study released in June show that treatment with Herceptin to reduce tumour size before surgery helps eradicate HER2-positive tumours and may reduce the need for breast removal. These results add to the substantial evidence supporting Herceptin as the foundation of care for women with HER2-positive breast cancer at all stages of the disease. In May Roche gained EU approval for the use of Herceptin in combination with hormonal therapy (aromatase inhibitor) for the treatment of patients with metastatic breast cancer that is both HER2-positive and hormone receptor-positive.

Avastin (bevacizumab), the first antiangiogenic therapy to demonstrate overall and/or progression-free survival benefits in patients with colorectal, lung, breast and kidney cancer, continued to record strong sales growth in all regions. Sales growth in the United States was driven primarily by increased use in advanced non-small cell lung cancer (NSCLC). In Europe sales growth was boosted by further uptake of the product in the metastatic colorectal cancer setting. In March the European authorities approved Avastin for the treatment of metastatic breast cancer in combination with chemotherapy (paclitaxel). The approval is based on clinical trial data showing that patients have the chance to live twice as long without their cancer progressing if treated with Avastin plus paclitaxel, compared with paclitaxel alone. Avastin was approved in April in Japan for advanced or recurrent colorectal cancer and in August in Europe, in combination with platinum-based chemotherapy, for the treatment of advanced NSCLC. Avastin is the first medicine to prolong the life of NSCLC patients beyond one year. In December the EU authorities approved Avastin in combination with interferon for the treatment of advanced renal cell carcinoma, the most common form of kidney cancer. In January the European Commission approved expanding the product's existing marketing authorisation in advanced colorectal cancer to allow Avastin to be combined with any chemotherapy in any line of therapy. The broader marketing approval means that virtually all patients with metastatic colorectal cancer now have access to Avastin's proven survival benefits. In August Genentech resubmitted its supplemental marketing application to the US Food and Drug Administration (FDA) for use of Avastin in combination with paclitaxel as first-line treatment of patients with locally recurrent or metastatic breast cancer. In December the agency's Oncologic Drugs Advisory Committee voted five to four that the data are not sufficient to establish a favourable risk/benefit analysis for Avastin in this setting. Genentech will continue to work with the FDA to make Avastin available for US breast cancer patients. The FDA is expected to make a decision on the application by 23 February 2008.

Xeloda (capecitabine), an oral anticancer medicine that greatly simplifies treatment, recorded double-digit sales growth in 2007, with the main contributions coming from the US (+19%) and Europe/RoW

(+19%). Sales were boosted by EU approval of Xeloda for the treatment of advanced gastric (stomach) cancer and by positive data on its use in colorectal cancer. In December the CHMP recommended approval of an application filed by Roche in April to broaden the product's EU marketing authorisation to allow Xeloda to be used in any therapeutic combination in any line of metastatic (advanced) colorectal cancer treatment, including combinations with Avastin. The FDA is currently reviewing Roche's application for US approval of Xeloda in combination with oxaliplatin, with or without Avastin, for first-line treatment and in combination with oxaliplatin for second-line treatment of metastatic colorectal cancer. In December Chugai received approval in Japan for Xeloda as therapy for adjuvant (post-surgery) colon cancer. Five-year follow-up data from the X-ACT trial presented at the European Cancer Conference (ECCO) in September show that patients with advanced colon cancer whose disease has progressed live longer when taking Xeloda compared with intravenous 5-fluorouracil plus folinic acid, the current standard treatment. In addition, data from a major trial in breast cancer published in December show that Xeloda in combination with Herceptin and docetaxel extended survival in HER2-positive patients by a further five months.

Tarceva (erlotinib), a targeted drug with proven survival benefit in advanced non-small cell lung cancer (NSCLC) and advanced pancreatic cancer, grew strongly over the previous year, mainly thanks to increased uptake in NSCLC and launches in additional countries. Tarceva was launched in China early in 2007, and in December Chugai launched the product in Japan for the second- and third-line treatment of NSCLC. Tarceva is now approved in 87 countries worldwide for the second- and third-line treatment of patients with advanced NSCLC. The EU launch in pancreatic cancer also contributed to Tarceva's strong performance. Tarceva is currently approved in more than 60 countries for patients with this difficult to treat disease, with further approvals anticipated in 2008.

Anemia – promising Mircera launch

Combined sales of the erythropoietin-stimulating agents (ESAs) NeoRecormon and Epogin (epoetin beta) from Roche and Chugai, respectively, declined in a market that remains highly competitive due to pricing pressure from branded competitors and the entry of biosimilar versions of epoetin alfa in Europe. While the decline in NeoRecormon sales was slight, sales of Epogin in Japan were affected by competitive pricing pressures and, in the first quarter, the residual impact of government-mandated price cuts and reimbursement changes.

Following EU marketing approval in July, Mircera (methoxy polyethylene glycol-epoetin beta), Roche's innovative continuous erythropoietin receptor activator for the treatment of anemia associated with chronic kidney disease (CKD), has now been launched in Germany, the United Kingdom, Ireland, Sweden, Austria, Slovenia and Hungary, as well as Norway and Switzerland. Initial sales have been in line with expectations. In November, the FDA approved Mircera for the same indication, and further applications for marketing approval are pending worldwide. Mircera allows stable hemoglobin levels with once-monthly dosing during maintenance treatment. It enables correction of anemia with twice-monthly dosing and direct conversion from dosing schedules of up to three times a week with other ESAs to once-monthly dosing in all CKD patients.

In October a US District Court in Massachusetts found in favour of Amgen in a patent infringement lawsuit brought by Amgen relating to Mircera. Roche is currently evaluating its legal options, including the possibility of an appeal.

Transplantation – leading position maintained
CellCept (mycophenolate mofetil) is the world's most widely used immunosuppressant medication. Revenue growth in 2007 was driven by solid sales in both the US and Europe, based on physicians' recognition of the long-term protective benefits of CellCept compared with other, more toxic therapies.

Virology – Tamiflu pandemic stockpiling orders completed
Sales of the anti-influenza medicine Tamiflu (oseltamivir) declined sharply in the second half of 2007 due to the completion of most of the existing pandemic stockpiling orders from governments and corporations. Guidelines issued by the WHO in 2007 have reinforced the position of Tamiflu as the treatment of choice for avian influenza. Seasonal sales of Tamiflu in Japan were negatively affected by restrictions imposed by the authorities on the use of the medicine in adolescents. This was compensated, however, by a substantial increase in pandemic sales to the Japanese government. The global manufacturing network put in place by Roche can produce 400 million treatment courses of Tamiflu annually, if required. Production levels have been tailored to current demand but can be increased should the need arise. In July and September respectively, Roche received marketing approvals in US and Europe for a smaller, lower-strength capsule formulation of Tamiflu intended primarily for use in children.

Throughout 2007, sales of Pegasys (peginterferon alfa-2a), for the treatment of hepatitis B and C remained strong despite an overall decline in market volume in the US and Western Europe. Growth was particularly strong in emerging markets such as China and Turkey. Copegus (ribavirin) sales were up 6% compared with 2006, as the launch in Japan more than outweighed declines due to generic competition in the United States and Europe/RoW. There has been a positive market response in Japan to the rollout of combined Pegasys plus Copegus for hepatitis C. Final results from a landmark study in previous non-responders, presented at the annual meeting of the American Association for the Study of Liver Diseases in November, show that Pegasys plus Copegus is a promising treatment option for patients who have failed to respond to treatment with another anti-HCV medicine.

Roche's HIV medicines Fuzeon (enfuvirtide) and Invirase/Fortovase (saquinavir) recorded steady growth throughout 2007. In October the European Commission reinstated the suspended marketing authorisation for the HIV medication Viracept (nelfinavir) in the European Union. This followed the recall of Viracept earlier in the year in all markets where Roche supplies the product, following the discovery of higher than usual levels of a chemical impurity in some production batches.

Combined sales of Valcyte (valganciclovir) and Cymevene (ganciclovir), the standard of care for the treatment of cytomegalovirus infection in transplant patients and people with HIV/AIDS, again grew strongly in 2007.

Inflammatory and autoimmune diseases – marketing applications for Actemra filed in US and EU

Adoption by physicians of MabThera/Rituxan, the first and only selective B cell therapy for the treatment of rheumatoid arthritis (RA) in patients who have an inadequate response to or cannot tolerate TNF inhibitors, continued to increase throughout 2007. The product has now been launched in the major European markets, North and Latin America, and other markets worldwide. Data published in May show that, in patients whose RA had not responded adequately to TNF inhibitor therapy, treatment with MabThera controlled disease activity more effectively than switching to an alternative TNF inhibitor. In February new data were added to the European prescribing information on the ability of MabThera to significantly slow progression of joint damage in patients with inadequate response or intolerance to TNF inhibitor therapy. In August MabThera was recommended by the National Institute for Clinical Excellence (NICE) in England and Wales, making it the first and only therapy recommended by the Institute for patients with an inadequate response to at least one TNF inhibitor.

Actemra (tocilizumab) is a first-in-class humanised monoclonal antibody designed to block the effects of interleukin-6 (IL-6), a key protein involved in the inflammation that drives RA. In 2007 four phase III trials reported significant clinical benefits for a wide range of RA patients who received Actemra. Based on these results, Roche filed marketing applications for Actemra in RA in the US and the EU in November. The Japanese authorities are reviewing an application filed by Chugai in 2006 for approval of Actemra in adult RA and systemic onset juvenile idiopathic arthritis.

Metabolic disorders – strong growth of Bonviva/Boniva

Bonviva/Boniva (ibandronic acid) is the first and only once-monthly oral bisphosphonate approved for the treatment of postmenopausal osteoporosis. In a highly competitive market, sales of Bonviva/Boniva continued to show strong growth. The majority of sales were in the US, where the product's market share (total prescriptions) increased to over 15%. Sustained growth was also helped by successful launches of Bonviva once-monthly tablets in France and Spain, additional launches of Bonviva Injection, and new efficacy data showing that the product can reduce the risk of non-vertebral fractures (fractures at sites other than the spine).

Sales of the prescription weight-loss medication Xenical (orlistat 120 mg) declined worldwide, especially in the United States, where Roche's partner GlaxoSmithKline successfully launched non-prescription orlistat 60 mg under the brand name *alli* in June. As licensor, Roche receives royalties on sales of *alli* in the US. GSK has exclusive rights to market non-prescription formulations of orlistat globally, except in Japan.

Research and development – R&D pipeline strengthened further

In 2007 the Pharmaceuticals Division filed 14 major new marketing applications and gained 18 major regulatory approvals. At the beginning of 2008 the Division's R&D pipeline comprised 115 clinical projects, including 57 new molecular entities (NMEs) and 58 additional indications. Thirty-four NMEs are currently in phase I, 19 in phase II and four in phase III or filed for regulatory review. In 2007 the total number of late-stage projects (NMEs and additional indications) increased from 47 to 50.

Roche Pharmaceuticals currently has 92 projects in preclinical research across five therapeutic areas and 85 development projects in six therapeutic areas, including nine in phase 0 (transition from preclinical to clinical development).

In 2007 ten Roche-managed projects were either terminated or reverted to our R&D partners. Of these, six were in phase I and four in phase II. No phase III projects were discontinued during the year.

Phase III testing of the HER dimerisation inhibitor pertuzumab in patients with HER2-positive metastatic breast cancer is expected to start patient recruitment early in 2008. This follows positive results of a phase II study in patients with pretreated metastatic HER2-positive breast cancer in which pertuzumab showed substantial antitumour activity when used in combination with Herceptin. In the phase III study women who have not previously been treated for metastatic HER2-positive breast cancer will receive Herceptin plus docetaxel or combined Herceptin, docetaxel and pertuzumab. The potential role of pertuzumab in other cancer types is also being investigated.

Ocrelizumab is a humanised anti-CD20 monoclonal antibody being developed by Roche and Genentech for the treatment of autoimmune diseases. Like MabThera/Rituxan, ocrelizumab also targets B cells. As a humanised antibody, it has the potential to be less immunogenic, better tolerated and more convenient to administer. An extensive global phase III clinical development programme was started in 2007, including three phase III trials in rheumatoid arthritis and phase III trials in systemic lupus erythematosus and lupus nephritis. A phase II programme in relapsing-remitting multiple sclerosis will be initiated in the first half of 2008.

Low levels of high-density lipoprotein cholesterol (HDLC), or 'good' cholesterol, are associated with an increased risk of cardiovascular disease. R1658 (JTT-705), licensed from Japan Tobacco, is designed to raise levels of HDLC by inhibiting cholesteryl ester transfer protein (CETP) activity. Based on promising phase II data, Roche has decided to move R1658 into phase III clinical trials.

R1583 (BIM 51077, licensed from Ipsen) is a long-acting glucagon-like peptide-1 (GLP-1) analogue being developed for the treatment of type 2 diabetes. The structure of the molecule is similar to that of the natural human hormone GLP-1, with potential for weekly or longer administration intervals. Phase II testing of R1583 was completed in 2007, and the initial data are very encouraging. Roche expects to make a decision on entry into phase III clinical trials in the first half of 2008.

Diagnostics Division

Global market leadership maintained

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	9,350	+7	+6	100
- Professional Diagnostics	4,294	+9	+8	46
- Diabetes Care	3,216	+6	+5	34
- Molecular Diagnostics	1,148	–2	–2	12
- Applied Science	692	+11	+11	8
EBITDA	2,580	+3	+2	27.6
Operating profit before exceptional items	1,648	+16	+14	17.6
Research and development	787	+2	+1	8.4

Roche Diagnostics remained the global market leader in 2007 with a market share of approximately 19%. Divisional sales for the year totalled 9.3 billion Swiss francs, an increase of 6% in local currencies (7% in Swiss francs; 12% in US dollars) over 2006.[6] The Professional Diagnostics and Diabetes Care businesses posted solid single-digit sales increases. Roche Applied Science's sales grew at a double-digit rate. As expected, pressure on industrial reagent prices continued to affect Roche Molecular Diagnostics' sales, which were down 2% for the year. Excluding industrial reagents, this business area posted 3% top-line growth.

[6] Unless otherwise stated, all growth rates are in local currencies.

All regions contributed to growth, with sales advancing at double-digit rates in Latin America and Asia–Pacific and at single-digit rates in Europe, North America and Japan. Sales in Asia-Pacific grew almost twice as fast as the market.
The acquisitions of 454 Life Sciences, BioVeris Corporation and NimbleGen Systems, Inc., were completed in May, June and August, respectively. In January 2008 Roche signed a definitive merger agreement with Ventana Medical Systems, Inc., of Tucson (Arizona). The acquisition of Ventana will mark Roche's entry into tissue-based diagnostics and be an important step in the Group's strategy of delivering personalised healthcare solutions to patients.

Divisional operating profit rose 14% to 1.6 billion Swiss francs, while the operating profit margin increased 1.3 percentage points to 17.6%. The margin improvement was driven by sales growth and was positively impacted by the reversal of royalty accruals relating to BioVeris and the absence in 2007 of the significant impairment charges recorded on intangible assets in 2006. These factors compensated for continued heavy investments in launch activities and significantly reduced industrial reagent sales in 2007. EBITDA[7] totalled 2.6 billion Swiss francs, or 27.6% of sales, compared with 28.6% in 2006. This is well above the industry average.

Professional Diagnostics – increased market share
Roche Professional Diagnostics gained market share in 2007 on overall sales growth of 8%. Immunochemistry remained the biggest growth driver, with sales revenues rising 13% for the year; this was the seventh consecutive year of above-market growth in immunochemistry sales. Sales of clinical chemistry products grew 3% in a highly competitive, cost-sensitive market. Roche remains the leading supplier of clinical chemistry and immunochemistry analysers in all markets except the United States. The increase in immunochemistry sales was fuelled by continued strong demand for assays for the cardiac markers NT-proBNP and troponin T and for a TSH (thyroid-stimulating hormone) assay used to assess thyroid function. A vitamin D assay to diagnose osteoporosis and an assay for monitoring mycophenolic acid (MPA) therapy in heart and kidney transplant recipients were launched in the second half of the year and are expected to contribute to future growth. Monitoring MPA, the active form of Roche's leading immunosuppreseant CellCept, enables physicians to maintain adequate immunosuppression at critical time points such as when initiating therapy or when reducing other, more toxic anti-rejection drugs.

Demand for the cobas 6000 analyser series for medium-workload laboratories (up to about 500 tests per day) remains very strong and helped drive immunochemistry and clinical chemistry sales. Introduced in

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[7] Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment.

2006, the cobas 6000 was the first of several new modular platforms designed to integrate and improve the efficiency of immunochemistry and clinical chemistry testing in different-sized laboratories. Two new configurations were launched in 2007, increasing the platform's competitiveness; all seven cobas 6000 configurations will be available by the end of 2008.

The rollout of the cobas 4000 series of benchtop instruments for small- to medium-size laboratories began in early 2007 with the launch of the cobas e 411 immunochemistry analyser. The entire cobas 4000 package, including the cobas c 311 clinical chemistry instrument, will be available in 2008.
In June Roche and Sysmex Corporation of Japan strengthened their long-standing partnership by extending an agreement that gives Roche exclusive distribution rights for Sysmex hematology instruments in some markets in Europe, Latin America, Southern Africa and Oceania. Hematology sales showed strong double-digit growth in all regions covered by the new 10-year agreement. A separate agreement with Sysmex covering urinalysis products was also extended; these products achieved above-market growth in 2007.

Sales of point-of-care diagnostic products rose 7%, helped by the continued trend towards testing outside the laboratory. Coagulation monitoring sales grew 14%, driven by the CoaguChek XS monitor for patient use and the CoaguChek XS Plus monitor for healthcare professionals, both launched in their first markets in 2006. These systems were released in the United States and Japan in the first half of 2007, and uptake in these major additional markets has been strong. Cardiac marker sales accelerated steadily following the launch of the cobas h 232 system in early 2007. This portable cardiac testing device provides highly reliable results in just 15 minutes. Sales of Accu-Chek Inform hospital blood glucose meters and test strips grew significantly, particularly as a result of the increasing adoption of tight glycemic control protocols in US hospitals.

The ambulatory care portfolio was strengthened in November by the launch of Accutrend Plus (cobas h 152), a hand-held instrument capable of measuring cholesterol, triglyceride and glucose levels (important indicators of cardiac risk) and lactate in blood. Roche expects this easy-to-use device to be an additional growth driver in 2008.

Integration of BioVeris Corporation, acquired in June, is proceeding as planned. The transaction, which gives Roche ownership of all patents relating to the electrochemiluminescence (ECL) detection technology used in its Elecsys product line, will enable Roche to expand its fast-growing immunochemistry business into new areas such as life science research, clinical trials and drug development.

In November Roche signed a licensing agreement with Ortho-Clinical Diagnostics, Inc., and Novartis Vaccines & Diagnostics giving Roche access to their broad portfolio of hepatitis C virus (HCV) patents for use in immunodiagnostics. The agreement also includes cross-licensing of patents owned by Roche Diagnostics. Roche is already a leader in nucleic acid testing for HCV, and the agreement will strengthen its position as a supplier of immunoassays for this major cause of liver disease, including chronic hepatitis, cirrhosis and liver cancer.

Diabetes Care – global market leadership maintained

Roche Diabetes Care remained the global market leader in 2007. Its full-year sales increased 5%, slightly below average growth in an increasingly competitive market. Healthcare system changes affecting pricing and reimbursement had a negative impact on sales growth in several major markets.

The Accu-Chek Aviva and Accu-Chek Compact blood glucose monitoring systems both posted sales increases, compensating for declining sales of the older Accu-Chek Advantage. Accu-Chek Aviva sales were up sharply from 2006 as a result of additional launches and continued market penetration. Accu-Chek Active, a compact, robust meter enabling discreet testing anywhere, also sold well, particularly in some EMEA (European, Middle Eastern and African) and South American markets.

Roche's insulin delivery business posted double-digit growth, led by sales increases in Europe and North America. Consumer uptake of the Accu-Chek Spirit insulin pump in the United States was positive during its first full year on the US market.

Three new products were added to the diabetes care portfolio in 2007. Accu-Chek Performa, a blood glucose meter launched in the first quarter, automatically minimises the effects of temperature and other factors on test integrity. In the fourth quarter a new model of the Accu-Chek Compact meter was introduced in Germany, the United Kingdom and Norway. Among its features and benefits, this all-in-one system has a built-in test strip drum and is self-coding, for greater safety and only half the usual number of test steps. Accu-Chek 360°, last year's third new product, is a software package that enables people with diabetes and their health professionals to store, track and analyse blood glucose readings, insulin dosages and other health information quickly and conveniently. The rollout of all three products will continue in 2008.

Molecular Diagnostics – further increase in virology product sales

Roche Molecular Diagnostics remained the industry leader in 2007 with a 36% share of a growing but increasingly competitive market. Overall sales decreased 2% as revenues from the industrial reagents business continued to decline. Excluding industrial reagents, sales advanced 3% compared with 2006.

Sales of virology products rose 4% in 2007, with placements of the automated Cobas AmpliPrep/Cobas TaqMan (CAP/CTM) platform continuing to show good growth in Europe and Asia–Pacific. This platform was successfully launched in the US and Japanese markets in the second half of the year. Virology is Roche Molecular Diagnostics' largest segment by sales.

Automated tests for HIV-1 and hepatitis B and hepatitis C virus (HBV, HCV) were launched for the CAP/CTM platform in Japan, and the HIV-1 test was also introduced during the year in the United States. Uptake of all three tests remains strong in Europe, where they have been available since 2005. By the end of the year 122 supply contracts for the HIV-1 test had been signed with US laboratories, including a three-year contract with LabCorp of America. In 2008 Roche anticipates US approval and commercial launches of the HCV test for the CAP/CTM platform and an HBV test for the Cobas TaqMan 48 system; this will make Roche the first company to market a full suite of automated real-time PCR tests for major viral markers in the United States.

In the second largest segment, blood screening, full-year sales were down 1% in a very competitive market. In October Roche signed a five-year contract, effective from 2008, to supply its fully automated and integrated cobas s 401 instrument and cobas TaqScreen MPX (multiplex) Test to screen the entire Japanese Red Cross blood supply (roughly 5 million blood donations annually). Capable of simultaneously detecting HIV-1 (Groups M & O), HIV-2, HBV and HCV in donated blood and plasma, the cobas TaqScreen MPX Test has already been adopted by more than 50 sites across Europe, which run it on the fully automated modular cobas s 201 blood screening system. In 2008 Roche expects this test to be approved and launched in the United States, where it will also run on the cobas s 201. The cobas s 201 system was introduced in the United States with a test for West Nile virus in the second half of 2007. The Amplicor and Linear Array tests for detecting and identifying low- and high-risk strains of human papillomavirus (HPV) also contributed to growth. Persistent infection with some strains of HPV is a major cause of cervical cancer.

Applied Science – well ahead of life sciences market growth

Roche Applied Science's sales increased 11% in 2007, well ahead of the average growth of the life sciences market. Once again the main growth drivers were the LightCycler 480 instrument, the Genome Sequencer systems and research reagents. All of the business area's main products sold well. Roche Applied Science maintained its share of the genomics systems market while more than doubling its share of the rapidly expanding market for DNA sequencing products. This significant increase was due primarily to the versatile, ultra-fast Genome Sequencer FLX system, launched in the first half of 2007. Gene scanning software and reagents, also launched in 2007, have enhanced the versatility of the

LightCycler 480 system, which can now be used to screen DNA samples for previously unknown variations in genes as well as to detect known genetic variants.

The integration of 454 Life Sciences and NimbleGen Systems, Inc., both acquired by Roche in 2007, is proceeding as planned. As a result of these acquisitions, Roche now offers the industry's most comprehensive, high-throughput workflow solutions for unlocking the secrets of the genome. In November the business area also strengthened its capabilities in cell analysis by signing an exclusive agreement with ACEA Biosciences Inc. to develop, supply and distribute systems based on ACEA's real-time cell assay technology.

Industrial reagents and substrates, which account for a major part of Roche Applied Science's sales revenues, remained important contributors to growth in 2007.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totalled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 79,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2008-01-30
- Annual Report 2007: www.roche.com/fig_annualreport_2007
- Presentations / live media conference broadcast (starting at 10:00 am CET): www.roche.com/med-cor-2008-01-30b
- Photographs of the media conference (starting at 2:00 pm CET): www.roche.com/pages/downloads/photosel/080130/

- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next events

- Annual General Meeting: 4 March
- First quarter sales 2008: 17 April (tentative date)
- Half-year results 2008: 24 July (tentative date)
- Nine month sales 2008: 21 October (tentative date)

Roche Group Media Relations

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Daniel Piller (Head)
- Alexander Klauser
- Claudia Schmitt
- Martina Rupp
- Nina Schwab-Hautzinger

1. Sales January to December 2007 and 2006

	2007	2006	% change	
January – December	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	36,783	33,294	+10	+11
Roche Pharmaceuticals	22,970	20,666	+11	+9
Genentech	10,414	9,125	+14	+19
Chugai	3,399	3,503	-3	+3
Diagnostics Division	9,350	8,747	+7	+6
Roche Group	46,133	42,041	+10	+10

2. Sales January to December 2007 and 2006 excluding Pandemic Tamiflu*

	2007	2006	% change	
January – December	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals Division	34,927	31,161	+12	+13
Roche Pharmaceuticals	21,404	18,795	+14	+12
Genentech	10,414	9,125	+14	+19
Chugai	3,109	3,241	-4	+1
Diagnostics Division	9,350	8,747	+7	+6
Roche Group	44,277	39,908	+11	+11

* *excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales*

3. Quarterly local sales growth by Division in 2006 and 2007

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
Pharmaceuticals Division	+20	+16	+6	+5
Roche Pharmaceuticals	+18	+13	+1	+7
Genentech	+30	+26	+18	+6
Chugai	+11	+2	+8	-8
Diagnostics Division	+6	+5	+4	+8
Roche Group	+17	+13	+6	+6

4. Quarterly local sales growth by Division in 2006 and 2007 excluding Pandemic Tamiflu*

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
Pharmaceuticals Division	+16	+14	+12	+11
Roche Pharmaceuticals	+13	+11	+10	+14
Genentech	+30	+26	+18	+6
Chugai	-7	+4	+4	+4
Diagnostics Division	+6	+5	+4	+8
Roche Group	+14	+12	+10	+10

* *excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales*

5. Quarterly sales by Division in 2006 and 2007

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Pharmaceuticals Division	9,382	9,142	9,126	8,856	9,659
Roche Pharmaceuticals	5,745	5,702	5,665	5,425	6,178
Genentech	2,603	2,547	2,680	2,623	2,564
Chugai	1,034	893	781	808	917
Diagnostics Division	2,332	2,216	2,343	2,264	2,527
Roche Group	11,714	11,358	11,469	11,120	12,186

6. Quarterly sales by Division in 2006 and 2007 excluding Pandemic Tamiflu*

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Pharmaceuticals Division	8,483	8,396	8,666	8,664	9,201
Roche Pharmaceuticals	4,979	5,151	5,203	5,314	5,736
Genentech	2,603	2,547	2,680	2,623	2,564
Chugai	901	698	783	727	901
Diagnostics Division	2,332	2,216	2,343	2,264	2,527
Roche Group	10,815	10,612	11,009	10,928	11,728

** excluding government & corporate pandemic Tamiflu sales; including seasonal Tamiflu sales*

7. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD December 2007: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	5,516	15%	2,851	10%	190	3%	2,475	23%
Herceptin	4,852	23%	1,545	4%	164	11%	3,143	36%
Avastin	4,106	41%	2,757	32%	36	-	1,313	64%
NeoRecormon/Epogin	2,094	-7%	-	-	558	-14%	1,536	-4%
Tamiflu	2,085	-19%	962	10%	394	2%	729	-46%
CellCept	2,012	10%	989	10%	35	17%	988	10%
Pegasys	1,637	11%	397	-7%	65	10%	1,175	19%
Xeloda	1,151	19%	435	19%	28	9%	688	19%
Tarceva	1,062	31%	500	4%	2	-	560	76%
Lucentis	991	117%	991	117%	-	-	-	-
Bonviva/Boniva	887	85%	595	50%	-	-	292	278%
Xenical	632	-10%	80	-27%	-	-	552	-7%
Xolair	567	10%	567	10%	-	-	-	-
Valcyte/Cymevene	542	12%	268	8%	-	-	274	16%
Pulmozyme	483	12%	267	12%	-	-	216	11%
Nutropin	470	-1%	455	-1%	-	-	15	-3%
Kytril	425	-12%	138	-26%	138	5%	149	-11%
Neutrogin	405	13%	-	-	405	13%	-	-
Rocephin	399	-4%	19	-21%	58	5%	322	-4%
Activase/TNKase	382	9%	338	12%	-	-	44	-7%

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD December 2006

8. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006 and 2007

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
MabThera/Rituxan	17%	16%	17%	12%
Herceptin	36%	25%	18%	14%
Avastin	41%	39%	45%	41%
NeoRecormon/Epogin	-3%	-5%	-5%	-15%
Tamiflu	47%	25%	-60%	-46%
CellCept	7%	14%	4%	16%
Pegasys	15%	7%	7%	14%
Xeloda	14%	18%	20%	22%
Tarceva	44%	31%	28%	24%
Lucentis	-	1964%	31%	-9%
Bonviva/Boniva	132%	123%	62%	63%
Xenical	-10%	-6%	-9%	-17%
Xolair	16%	13%	11%	2%
Valcyte/Cymevene	15%	19%	9%	7%
Pulmozyme	4%	15%	14%	13%
Nutropin	5%	-2%	3%	-8%
Kytril	-16%	-18%	-11%	-3%
Neutrogin	11%	12%	15%	14%
Rocephin	-7%	-2%	-2%	-4%
Activase/TNKase	15%	20%	6%	-2%

[1] Roche Pharmaceuticals, Genentech and Chugai combined

9. Pharmaceuticals Division quarterly local product sales growth[1] US in 2006 and 2007

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
MabThera/Rituxan	13%	12%	14%	4%
Herceptin	7%	3%	6%	1%
Avastin	34%	33%	37%	23%
NeoRecormon/Epogin	-	-	-	-
Tamiflu	-8%	196%	-71%	52%
CellCept	3%	18%	-1%	17%
Pegasys	6%	-5%	-27%	-3%
Xeloda	2%	23%	30%	19%
Tarceva	9%	-1%	1%	5%
Lucentis	-	1964%	31%	-9%
Bonviva/Boniva	83%	77%	27%	40%
Xenical	-24%	-8%	-30%	-46%
Xolair	16%	13%	11%	2%
Valcyte/Cymevene	8%	20%	4%	3%
Pulmozyme	6%	17%	14%	10%
Nutropin	5%	-2%	3%	-8%
Kytril	-28%	-36%	-28%	-10%
Neutrogin	-	-	-	-
Rocephin	-34%	-7%	-13%	-32%
Activase/TNKase	18%	24%	6%	0%

[1] Roche Pharmaceuticals and Genentech combined

10. Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006 and 2007

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
MabThera/Rituxan	1%	6%	4%	2%
Herceptin	23%	25%	3%	0%
Avastin	-	-	-	-
NeoRecormon/Epogin	-17%	-3%	-12%	-22%
Tamiflu	55%	-93%	48%	-58%
CellCept	21%	14%	14%	18%
Pegasys	-38%	-5%	34%	53%
Xeloda	3%	6%	11%	14%
Tarceva	-	-	-	-
Lucentis	-	-	-	-
Bonviva/Boniva	-	-	-	-
Xenical	-	-	-	-
Xolair	-	-	-	-
Valcyte/Cymevene	-	-	-	-
Pulmozyme	-	-	-	-
Nutropin	-	-	-	-
Kytril	7%	5%	8%	1%
Neutrogin	11%	12%	15%	14%
Rocephin	4%	5%	11%	-1%
Activase/TNKase	-	-	-	-

[1] Chugai

11. Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006 and 2007

	Q1 2007 vs. Q1 2006	Q2 2007 vs. Q2 2006	Q3 2007 vs. Q3 2006	Q4 2007 vs. Q4 2006
MabThera/Rituxan	23%	21%	23%	25%
Herceptin	61%	43%	26%	23%
Avastin	63%	52%	59%	80%
NeoRecormon/Epogin	3%	-6%	-2%	-11%
Tamiflu	76%	-48%	-70%	-92%
CellCept	10%	10%	9%	14%
Pegasys	23%	13%	22%	20%
Xeloda	22%	16%	15%	25%
Tarceva	125%	94%	68%	47%
Lucentis	-	-	-	-
Bonviva/Boniva	658%	400%	278%	160%
Xenical	-7%	-6%	-5%	-11%
Xolair	-	-	-	-
Valcyte/Cymevene	21%	17%	15%	11%
Pulmozyme	1%	13%	14%	17%
Nutropin	0%	4%	-7%	-10%
Kytril	-15%	-19%	-4%	0%
Neutrogin	-	-	-	-
Rocephin	-5%	-2%	-4%	-3%
Activase/TNKase	-6%	-4%	1%	-16%

[1] Roche Pharmaceuticals

12. Top Pharmaceuticals Division quarterly product sales[1] in 2006 and 2007

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
MabThera/Rituxan	1,314	1,309	1,395	1,380	1,432
Herceptin	1,105	1,168	1,214	1,209	1,261
Avastin	832	923	986	1,062	1,135
NeoRecormon/Epogin	592	522	544	518	510
Tamiflu	997	865	451	257	512
CellCept	485	476	503	485	548
Pegasys	393	400	407	383	447
Xeloda	260	267	282	290	312
Tarceva	235	243	260	271	288
Lucentis	273	263	261	239	228
Bonviva/Boniva	179	170	204	230	283
Xenical	170	163	176	151	142
Xolair	145	136	148	145	138
Valcyte/Cymevene	139	124	137	137	144
Pulmozyme	116	111	120	124	128
Nutropin	132	117	122	118	113
Kytril	117	105	100	110	110
Neutrogin	100	96	99	100	110
Rocephin	104	100	104	95	100
Activase/TNKase	95	96	106	92	88

[1] Roche Pharmaceuticals, Genentech and Chugai combined

13. Pharmaceuticals Division quarterly product sales[1] in US in 2006 and 2007

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
MabThera/Rituxan	737	682	742	718	709
Herceptin	398	383	403	384	375
Avastin	606	657	689	718	693
NeoRecormon/Epogin	-	-	-	-	-
Tamiflu	275	147	319	98	398
CellCept	264	217	250	232	290
Pegasys	122	104	107	75	111
Xeloda	111	89	109	114	123
Tarceva	132	125	125	121	129
Lucentis	273	263	261	239	228
Bonviva/Boniva	144	120	135	150	190
Xenical	27	24	26	17	13
Xolair	145	136	148	145	138
Valcyte/Cymevene	77	56	70	69	73
Pulmozyme	66	65	67	68	67
Nutropin	127	114	118	115	108
Kytril	39	39	27	40	32
Neutrogin	-	-	-	-	-
Rocephin	2	6	7	5	1
Activase/TNKase	81	88	94	80	76

[1] Roche Pharmaceuticals and Genentech combined

14. Pharmaceuticals Division quarterly product sales[1] in Japan in 2006 and 2007

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
MabThera/Rituxan	56	38	48	49	55
Herceptin	46	36	45	39	44
Avastin	-	-	3	10	23
NeoRecormon/Epogin	194	124	164	124	146
Tamiflu	173	246	-2	81	69
CellCept	9	7	9	9	10
Pegasys	15	10	15	17	23
Xeloda	7	6	7	7	8
Tarceva	-	-	-	-	2
Lucentis	-	-	-	-	-
Bonviva/Boniva	-	-	-	-	-
Xenical	-	-	-	-	-
Xolair	-	-	-	-	-
Valcyte/Cymevene	-	-	-	-	-
Pulmozyme	-	-	-	-	-
Nutropin	-	-	-	-	-
Kytril	40	29	35	35	39
Neutrogin	100	96	99	100	110
Rocephin	17	12	16	14	16
Activase/TNKase	-	-	-	-	-

[1] Chugai

15. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2006 and 2007

CHF millions	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
MabThera/Rituxan	521	589	605	613	668
Herceptin	661	749	766	786	842
Avastin	226	266	294	334	419
NeoRecormon/Epogin	398	398	380	394	364
Tamiflu	549	472	134	78	45
CellCept	212	252	244	244	248
Pegasys	256	286	285	291	313
Xeloda	142	172	166	169	181
Tarceva	103	118	135	150	157
Lucentis	-	-	-	-	-
Bonviva/Boniva	35	50	69	80	93
Xenical	143	139	150	134	129
Xolair	-	-	-	-	-
Valcyte/Cymevene	62	68	67	68	71
Pulmozyme	50	46	53	56	61
Nutropin	5	3	4	3	5
Kytril	38	37	38	35	39
Neutrogin	-	-	-	-	-
Rocephin	85	82	81	76	83
Activase/TNKase	14	8	12	12	12

[1] Roche Pharmaceuticals



[**Translation**: Please note that the following purports to be a translation from the Japanese original Notice of Convocation of the Annual General Meeting of Shareholders 2008 of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions regarding voting procedures for domestic shareholders that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

(Securities Code: 4519)

March 3, 2008

To the Shareholders:

NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE BUSINESS TERM ENDED DECEMBER 31, 2007

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. (the "Company") for the Business Term ended December 31, 2007. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise voting rights in writing. Please review the following reference document concerning the Annual General Meeting of Shareholders, complete the enclosed Voting Rights Exercise Form enclosed by indicating your approval or disapproval for each matter for resolution, and send it to us by mail on or before 5:30 P.M. on March 26, 2008 (Wednesday).

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-1, Nihonbashi-Muromachi 2-chome
Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 A.M. on March 27, 2008 (Thursday)
2. **Place of the Meeting:** Rose Room on the 2nd Floor of Palace Hotel
   1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
   (Please see the map attached at the end of this document (translation omitted).)
3. **Purpose of the Meeting:**
   Matters for Reporting:

   (1) The Business Report for the Business Term (January 1, 2007 to December 31, 2007), Consolidated Financial Statements for the Business Term, and Accounting Documents for the Business Term.

   (2) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business:	Proposed Disposition of Surplus
Second Item of Business:	Election of Eleven (11) Directors
Third Item of Business:	Election of Two (2) Corporate Auditors
Fourth Item of Business:	Granting of Retirement Gratuity to Retiring Director

- End -

CONSOLIDATED BALANCE SHEET

(As of December 31, 2007)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**329,807**	**Current Liabilities:**	**69,797**
Cash and deposits	73,167	Trade notes and accounts payable	17,325
Trade notes and accounts receivable	107,012	Bonds with warrants due within one year	300
Marketable securities	65,547	Convertible bonds due within one year	42
Inventories	55,186	Other payables	5,201
Deferred tax assets	20,467	Accrued income taxes	16,325
Other	8,478	Deferred tax liabilities	0
Reserve for doubtful accounts	- 53	Accrued consumption taxes	1,164
		Accrued expenses	17,635
		Reserve for bonuses to employees	4,534
		Reserve for bonuses to directors	198
		Reserve for sales rebates	4,090
		Other	2,978
Fixed Assets:	**129,134**	**Fixed Liabilities:**	**3,346**
		Deferred tax liabilities	2
Tangible Fixed Assets:	**92,495**	Reserve for employees' retirement benefits	2,604
Buildings and structures	45,472	Reserve for directors' retirement benefits	633
Machinery and vehicles	18,605	Other	106
Tools, furniture and fixtures	6,506		
Land	9,927		
Construction in progress	11,983		
Intangible Fixed Assets:	**3,724**	**TOTAL Liabilities**	**73,144**
Software	2,652		
Other	1,071	NET ASSETS	
		Shareholders' Equity	**378,733**
		Common stock	72,947
		Additional paid-in capital	92,796
		Retained earnings	248,098
Investments and Other Assets:	**32,915**	Treasury stock, at cost	- 35,108
Investment securities	16,832	**Valuation and Translation Adjustments**	**4,701**
Long-term loans receivable	64	Net unrealized gain on securities	2,757
Deferred tax assets	8,991	Foreign currency translation adjustments	1,944
Other	7,269		
Reserve for doubtful accounts	- 243	**New Share Warrants**	139
		Minority Interests	2,222
		TOTAL Net Assets	**385,797**
TOTAL Assets	**458,942**	**TOTAL Liabilities and Net Assets**	**458,942**

[Translation]

CONSOLIDATED INCOME STATEMENT
(From January 1, 2007 to December 31, 2007)

(millions of yen)

ITEM	AMOUNT	
Net sales		**344,808**
Cost of sales		137,293
Gross profit		**207,514**
Selling, general and administrative expenses		140,812
Operating Income:		**66,702**
Non-Operating Income:		
Interest and dividend receivable	1,444	
Other non-operating income	2,868	4,312
Non-Operating Expenses:		
Interest expense	176	
Other non-operating expenses	3,150	3,327
Recurring Profit:		**67,687**
Extraordinary Gain:		
Gain on the liquidation of affiliates	293	293
Extraordinary Loss:		
Loss on office realignment costs	1,520	
Impairment loss	32	1,553
Income before Income Taxes		**66,427**
Income Taxes – current	30,386	
Income Taxes – deferred	-5,849	24,537
Minority Interests		1,829
Net Income		**40,060**

[Translation]

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER NET ASSETS
(From January 1, 2007 to December 31, 2007)

(millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of December 31, 2006	72,893	92,747	226,209	- 7,590	384,258
Changes during the period					
New Stock Issuance	54	54			108
Dividends paid			- 18,146		- 18,146
Net income			40,060		40,060
Purchase of treasury stocks				- 27,614	- 27,614
Disposition of treasury stocks		-5	-25	97	66
Net changes except for shareholders' equity during the period					
Total changes during the period	54	49	21,889	-27,517	-5,524
Balance as of December 31, 2007	72,947	92,796	248,098	- 35,108	378,733

(millions of yen)

	Valuation and translation adjustments			New share warrants	Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance as of December 31, 2006	3,236	2,103	5,339	—	2,006	391,604
Changes during the period						
New Stock Issuance						108
Dividends paid						- 18,146
Net income						40,060
Purchase of treasury stocks						- 27,614
Disposition of treasury stocks						66
Net changes except for shareholders' equity during the period	- 478	-159	-637	139	215	-281
Total change during the period	- 478	-159	-637	139	215	-5,806
Balance as of December 31, 2007	2,757	1,944	4,701	139	2,222	385,797

[Translation]

BALANCE SHEET

(As of December 31, 2007)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**288,868**	**Current Liabilities:**	**63,887**
Cash and deposits	47,501	Accounts payable	17,500
Accounts receivable	104,613	Bonds with warrants due within one year	300
Marketable securities	64,992	Convertible bonds due within one year	42
Merchandise	4,552	Other accounts payable	345
Products	25,181	Accrued expenses	17,242
Semi-finished goods	0	Accrued income taxes	15,430
Raw materials	3,476	Accrued consumption taxes	234
Prepaid expenses	360	Advance received	0
Deferred tax assets	17,546	Deposit	1,148
Other account receivable	20,601	Reserve for bonuses to employees	3,931
Other	92	Reserve for bonuses to directors	185
Reserve for doubtful accounts	- 50	Reserve for sales rebates	4,090
		Other payable for facilities	3,011
Fixed Assets:	**141,605**	Other	423
Tangible Fixed Assets:	**49,962**		
Buildings	23,085		
Structures	1,482	**Fixed Liabilities:**	**2,968**
Machinery and equipment	4,259	Reserve for employees' retirement benefits	2,305
Vehicles and transport equipment	35	Reserve for officers' retirement benefits	620
Tools, furniture and fixtures	5,211	Other	42
Land	9,094		
Construction in progress	6,793	**TOTAL Liabilities**	**66,855**
Intangible Fixed Assets:	**3,358**	NET ASSETS	
Patent rights	22		
Trademark rights	2	**Shareholders' Equity**	**360,720**
Software	2,651	Common stock	72,947
Other	682	Additional paid-in capital	92,796
		Capital surplus	92,796
Investments and Other Assets:	**88,284**	Retained earnings	230,084
Investment securities	16,589	Legal reserve	6,480
Investments in shares of affiliates	55,706	Other retained earnings	223,604
Investments in capital of affiliates	43	Reserve for advanced depreciation of fixed assets	933
Long-term loans receivable	30	General reserve	149,220
Long-term prepaid expenses	650	Unappropriated retained earnings for the business term under review	73,451
Deferred tax assets	8,839	Treasury stock, at cost	- 35,108
Guarantee deposits	4,276		
Long-term receivables	1,275		
Other	1,115	**Valuation and Translation Adjustments**	**2,757**
Reserve for doubtful accounts	- 242	Net unrealized gain on securities	2,757
		New Share Warrants	**139**
		TOTAL Net Assets	**363,618**
TOTAL Assets	**430,473**	**TOTAL Liabilities and Net Assets**	**430,473**

[Translation]

INCOME STATEMENT
(From January 1, 2007 to December 31, 2007)

(millions of yen)

ITEM	AMOUNT	
Net sales		**329,203**
Cost of sales		139,397
Gross profit		**189,805**
Selling, general and administrative expenses		133,336
Operating Income:		**56,469**
Non-Operating Income:		
Interest and dividend receivable	611	
Other non-operating income	3,431	4,042
Non-Operating Expenses:		
Interest expense	86	
Other non-operating expenses	3,069	3,156
Recurring Profit:		**57,355**
Extraordinary Gain:		
Gain on the liquidation of affiliates	293	293
Extraordinary Loss:		
Loss from valuation of affiliates	1,938	
Loss on office realignment costs	589	
Impairment loss	32	2,560
Income before Income Taxes		**55,088**
Income Taxes – current	26,725	
Income Taxes – deferred	-5,425	21,300
Net Income		**33,788**

[Translation]

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER NET ASSETS
(From January 1, 2007 to December 31, 2007)

(millions of yen)

	Shareholders' equity								
	Common stock	Additional paid-in capital		Retained earnings				Treasury stock, at cost	Total shareholders' equity
		Capital surplus	Other capital surplus	Retained earnings	Other retained earnings				
					Reserve for advanced depreciation of fixed assets	General reserve	Unappropriated retained earnings for the business term under review		
Balance as of December 31, 2006	72,893	92,741	5	6,480	1,002	149,220	57,765	- 7,590	372,517
Changes during the period									
New stock Issuance	54	54							108
Reversal of reserve for advanced depreciation of fixed assets					- 68		68		—
Dividends paid							-18,146		-18,146
Net income							33,788		33,788
Acquisition of treasury stocks								- 27,614	- 27,614
Disposition of treasury stocks			-5				-25	97	66
Net changes except for shareholders' equity during the period									
Total changes during the period	54	54	-5	—	-68	—	15,685	-27,517	-11,796
Balance as of December 31, 2007	72,947	92,796	—	6,480	933	149,220	73,451	-35,108	360,720

(millions of yen)

	Valuation and translation adjustments	New share warrants	Total net assets
	Net unrealized gain on securities		
Balance as of December 31, 2006	3,236	—	375,753
Changes during the period			
New stock Issuance			108
Reversal of reserve for advanced depreciation of fixed assets			—
Dividends paid			- 18,146
Net income			33,788
Acquisition of treasury stocks			- 27,614
Disposition of treasury stocks			66
Net changes except for shareholders' equity during the period	- 478	139	- 338
Total change during the period	- 478	139	-12,135
Balance as of December 31, 2007	2,757	139	363,618

REFERENCE DOCUMENT CONCERNING THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference:

First Item of Business: Proposed Disposition of Surplus

The Company's basic policy is to payout stable dividends to shareholders, taking into account the Company's overall situation, including demand for funds for medium-and long-term strategic investment, performance forecasts, the short-term performance due to epidemic of influenza and so forth. The Company aims to maintain an average over 30% of the consolidated divided payout ratio.

In addition, internal reserves will be used, among other things, to fund R&D activities in Japan and around the world and to make capital investments for new products to further enhance corporate value.

Under the policy, the Company would like to declare disposition of surplus as described below:

Matters concerning Year-End Dividends

(1) Matters concerning the allotment of dividend assets to the shareholders and the amount thereof:
15 yen per share of common stock of the Company
Total 8,172,072,225 yen

(2) Date when dividends of surplus takes effect:
March 28, 2008

The total dividend for the fiscal year under review is 30 yen per share, including the interim dividend of 15 yen per share.

Second Item of Business: Election of Eleven (11) Directors

Of all the thirteen (13) Directors, the term of office of ten (10) Directors, namely, Mr. Osamu Nagayama, Mr. Motoo Ueno, Mr. Ryuzo Kodama, Dr. Tatsumi Yamazaki, Mr. Harutaka Fujita, Mr. Yasuo Maeno, Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. William M. Burns, and Dr. Erich Hunziker will expire at the closing of this annual general meeting of shareholders.

In addition, the Company intends to increase one (1) Director in order to strengthen the Company's management structure. Therefore, it is proposed that eleven (11) Directors be elected.

The candidates are as follows:

#	Name (Date of Birth)	Summary of Career, Positions and Representation of Other Companies etc.	Shares of the Company Owned
1	Osamu Nagayama (April 21, 1947)	Nov. 1978 entered into the Company Feb. 1985 Deputy General Manager of Development and Planning Div. Mar. 1985 Director Mar. 1987 Director & Senior Vice President Mar. 1989 Representative Director & Deputy President Sep. 1992 Representative Director, President & CEO (to present) (Responsibility) CEO, COO	235,055 shares

2	Motoo Ueno (August 11, 1957)	Apr. 1984 entered into the Company Oct. 1991 General Manager of London Representative Office Mar. 1993 Director of the Company Nov. 1994 Director & General Manager of Medical Information Div. Jan. 1995 Director & General Manager of Clinical Research Div. June 1996 Director & Deputy General Manager of Research and Development Div. June 1997 Director & Senior Vice President June 1998 Senior Vice President June 2000 Director, Senior Vice President June 2002 Director & Deputy President Mar. 2004 Representative Director & Deputy President (to present) Apr. 2006 Representative Director & President, Chugai Pharma Manufacturing Co., Ltd. (to present) (Responsibility) Corporate Social responsibility, Technology & Production	309,457 shares
3	Ryuzo Kodama (January 10, 1947)	Apr. 1969 entered into Sumitomo Bank, Ltd. June 1997 Director and General Manager of New York Branch of SB July 1998 Director, General Manager of Americas Division and General Manager of New York Branch of SB Oct. 1998 Director, General Manager of Americas Division of SB June 2000 Managing Director, Executive Managing Officer and General Manger of Americas Division of SB Apr. 2001 Managing Director and General Manager of Americas Division of Sumitomo Mitsui Banking Corporation June 2002 Director & Senior Vice President of the Company (Chugai) Apr. 2003 Director, Senior Vice President and General Manager of Finance & Accounting Dept. June 2003 Director & Senior Vice President Mar. 2004 Director & Executive Vice President (to present) (Responsibility) CFO, System & Corporate Communications	3,200 shares
4	Tatsumi Yamazaki (May 29, 1947)	Oct. 1980 entered into the Company Feb. 1993 Head of Laboratory of Molecular Science June 1996 Department Manager of Research Planning & Coordination Dept. Oct. 1997 Department Manager of Research Administration Dept. June 1998 Vice President Oct. 2002 Senior Vice President & General Manager of Research Div. Oct. 2003 Senior Vice President & Managing Director of Research & Development Div. Mar. 2004 Director & Executive Vice President (to present) (Responsibility) Life Cycle Management, Development, Intellectual Property	5,000 shares
5	Harutaka Fujita (June 20, 1944)	Apr. 1967 entered into The Long-term Credit Bank of Japan, Limited Apr. 1996 entered into the Company and Department Manager of External Affairs Dept. of the Company Oct. 2000 General Manager of General Affairs Dept. Oct. 2002 Vice President & General Manager of General Affairs Dept. Mar. 2004 Senior Vice President & General Manager of General Affairs Dept. Oct. 2004 Senior Vice President Mar. 2006 Director & Executive Vice President (to present) (Responsibility) Corporate Services and Human Resources	12,000 shares

6	Christopher Murray (January 22, 1947)	Oct. 1967 Oct. 1969 Oct. 1970 Apr. 1974 Sep. 1976 Jan. 1985 Oct. 1994 Oct. 1995 Jan. 2000 Jan. 2008	entered into NUS International General Manager, NUS International entered into American Optical Corporation entered into Dynatech Corporation Pharma Division Manager (for Hong Kong, China, South Korea, Thailand, Vietnam, Laos, Cambodia and Sri Lanka), F. Hoffmann-La Roche. Ltd. General Manager, Roche Indonesia Regional Director (for Asia, Australia, Africa), F. Hoffmann-La Roche Ltd. General Manager (for Middle East), F. Hoffmann-La Roche Ltd. Head of Pharma International, F. Hoffmann-La Roche Ltd. Full-time Advisor of the Company (Chugai) (to present)	0 shares
7	Naotaka Nakamura (March 18, 1951)	Apr. 1976 Oct. 1999 Oct. 2002 Oct. 2003 Mar. 2006 Oct. 2006 Jan. 2008	entered into the Company Department Manager of Marketing Dept. Department Manager of Medical Business & Science Dept. 4 Vice President, General Manager of Medical Business & Science Div. Vice President, Deputy General Manager of Sales Div. Vice President, Deputy General Manager of Sales Div. and Head of Oncology Unit Senior Vice President, General Manager of Sales Div., Head of Oncology Unit and Department Manager of Overseas Business Dept. (to present)	0 shares
8	Etsuro Ogata (January 5, 1932)	Apr.1973 May 1979 May 1992 Feb. 2002 June 2002	Assistant Professor - Internal Medicine of University of Tsukuba Professor - Internal Medicine IV of University of Tokyo Professor Emeritus of University of Tokyo (to present) Director Emeritus of The Cancer Institute Hospital of JFCR (to present) Director of the Company (to present)	10,000 shares
9	Franz B. Humer (July 1, 1946)	Sep. 1971 Nov. 1973 Oct. 1981 Sep. 1987 Sep. 1989 Sep. 1993 Apr. 1995 June 1995 Jan. 1996 Jan. 1998 Apr. 2001 Oct. 2002	entered into ICME Zurich entered into Schering-Plough Corporation entered into Glaxo Holdings plc Managing Director of Glaxo Pharmaceutical Limited, U.K. Director of Glaxo Holdings plc Chief Operating Director of Glaxo Holdings plc Director of Roche Holding Ltd., in charge of Management Strategies, Member of Corporate Executive Committee, Director of Pharmaceuticals Division Director of Genentech, Inc. Director & COO of F. Hoffmann-La Roche Ltd. CEO of Roche Holding Ltd. Chairman of the Board of Directors and CEO of Roche Holding Ltd. (to present) Director of the Company (Chugai) (to present)	0 shares

No.	Name (Date of birth)	Date	Career summary	Shares
10	William M. Burns (October 12, 1947)	Sep. 1969 Sep. 1986 Jan. 1988 Mar. 1991 Mar. 1995 Mar. 1998 Jan. 2000 Jan. 2001 Oct. 2002 Apr. 2004 Jan. 2005	entered into Beecham Pharmaceuticals Director of Sales & Marketing, Roche UK Head of Pharmaceuticals Division, Roche Welwyn UK Director of Global Head of Strategic Marketing & Business Development of F. Hoffmann-La Roche Ltd Director of Roche Registration Ltd. Head of Europe/International of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd. Member of Corporate Executive Committee of Roche Holding Ltd. Head of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd. Director of the Company (Chugai) (to present) Director of Genentech, Inc. (to present) Member of Corporate Executive Committee and CEO of Pharmaceuticals Division of Roche Holding Ltd. (to present)	0 shares
11	Erich Hunziker (September 15, 1953)	Mar. 1983 Jan. 1988 Mar. 1992 Mar. 1994 Jan. 1995 Jan. 1997 May 1998 Oct. 2001 Apr. 2004 Jan. 2005 Mar. 2006	Vice President Group Strategy Pharmaceuticals Corange Ltd., Switzerland (Holding company Boehringer Mannheim Group) Managing Director Boehringer Mannheim, Switzerland Head of Finance, Member of the Executive Board, Boehringer Mannheim, Germany Head of Finance, Chairman of the Executive Board, Boehringer Mannheim, Germany President Pharmaceuticals Division, Member of the Executive Committee Boehringer Mannheim Group, Netherlands Chief Financial Officer, Corange Ltd., Bermuda/UK Chief Executive Officer, Diethelm Group, Switzerland Member of the Executive Committee and CFO of Roche Holding Ltd. Director of Genentech Inc. (to present) Deputy Head of the Corporate Executive Committee and CFO of Roche Holding Ltd. (to present) Director of the Company (Chugai) (to present)	0 shares

(Notes)

1. Dr. Etsuro Ogata is a candidate for external Director. The Company recommends him to expect remarking and advising the Company based on his experience and knowledge as medical expert and in the management of hospital. He has held the position of external Director of the Company for five years and nine months at the closing of this annual general meeting of shareholders.

2. Dr. Franz B. Humer, Mr. William M. Burns, and Dr. Erich Hunziker are candidates for external Directors. They have held the positions of Representatives, Executive Officers and other managing/non-managing posts of several group companies (the "Roche Group") Roche Pharmholdings B.V., our parent company belongs to. The Company recommends them to expect remarking and advising to the management of the Company. Dr. Franz B. Humer, Mr. William M. Burns have held the positions of external Directors of the Company for five years and five months at the closing of this annual general meeting of shareholders. Dr. Erich Hunziker has held the positions of external Director of the Company for two years at the closing of this annual general meeting of shareholders.

3. The Company has entered into a limited liability agreement with each of Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. William M. Burns, and Dr. Erich Hunziker, which limits their liability as external Directors (the "Agreement") in cases that meets the requirements specified by laws and ordinances regarding the liability of Directors under Article 423, Paragraph 1 of the Corporate Law. The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances. Assuming that the appointment of the external director is approved at the meeting, we will renew the contract on the same terms and conditions.

Third Item of Business: **Election of Two (2) Corporate Auditors**

Of all the four (4) Corporate Auditors, the term of office of two (2) Corporate Auditors, namely, Mr. Yasunori Fujii and Mr. Toshio Kobayashi will expire at the closing of this annual general meeting of shareholders.

Therefore, it is proposed that two (2) Corporate Auditors be elected.

The consent of the Board of Corporate Auditors has been obtained for this Item of Business.

The candidates are as follows:

#	Name (Date of Birth)	Summary of Career, Positions and Representation of Other Companies etc.		Shares of the Company Owned
1	Yasunori Fujii (July 10, 1941)	Apr. 1964	entered into The Long-Term Credit Bank of Japan, Limited	0 shares
		June 1991	General Manager of London Branch of the said bank	
		June 1993	Managing Director of Kumagai Gumi Co., Ltd.	
		Apr. 1995	Senior Managing Director of Kumagai Gumi Co.,Ltd.	
		Mar. 2002	Auditor of Risa Partners, Inc. (to present)	
		Apr. 2002	Special Assigned Professor of Shizuoka Sangyo University (to present)	
		Mar. 2004	Corporate Auditor of the Company (Chugai) (to present)	
2	Toshio Kobayashi (August 25, 1950)	Apr. 1980	registered as attorney-at-law (Daini Tokyo Bar Association)	0 shares
		Jan. 1990	Partner, The Law Firm of Tsunematsu Yanase & Sekine (currently The Law Offices of Nagashima Ohno & Tsunematsu) (to present)	
		July 2000	Corporate Auditor of Singapore Telecom Japan Co., Ltd.	
		Mar. 2004	Corporate Auditor of the Company (Chugai) (to present)	
		Apr. 2006	Lecturer (part-time), Graduate School of Law, Kyoto University	
		Apr. 2007	Visiting Professor, University of Tokyo Graduate Schools for Law and Politics (to present)	

(Notes)

1. Mr. Yasunori Fujii is a candidate for external Corporate Auditor. The Company recommends him to expect supervising the Company based on his experience and knowledge in management and accounting. He has held the position of external Corporate Auditor of the Company for four years at the closing of this annual general meeting of shareholders.

2. Mr. Toshio Kobayashi is a candidate for external Corporate Auditor. The Company recommends him to expect supervising the Company based on his experience and knowledge as a legal expert and an attorney at law. He has held the position of external Corporate Auditor of the Company for four years at the closing of this annual general meeting of shareholders.

3. The Company has entered into a limited liability agreement with each of Mr. Yasunori Fujii and Mr. Toshio Kobayashi, which limits their liability as external Corporate Auditors (the "Agreement") in cases that meets the requirements specified by laws and ordinances regarding the liability of Corporate Auditors under Article 423, Paragraph 1 of the Corporate Law. The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances. Assuming that the appointment of the external Corporate Auditor is approved at the meeting, we will renew the contract on the same terms and conditions.

Fourth Item of Business: Granting of Retirement Gratuity to Retiring Director

It is proposed that retirement gratuity be granted to Mr. Yasuo Maeno, Director, who will retire from the position of Director due to the expiry of his term of office at the closing of this annual general meeting of shareholders, to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward his valuable services to the Company. The Company proposes to entrust determination of a specific amount, the date of presentation, and methods thereof, etc. to the Board of Directors.

The summary of career of retiring Director is as follows:

Name	Summary of Career	
Yasuo Maeno	Mar. 2004	Director and Executive Vice President
	Mar. 2006	Director (to present)

- End -

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

May 9, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Dear Sir / Madam:

Pursuant to Rule 12g3-2(b)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

The Company hereby submit the revised and restated list of information, identified as Exhibit C, required under Rule 12g-3-2 (b). Such revisions to the list were required mainly due to (i) a change of the name of the former "Securities and Exchange Law" to the "Financial Instruments and Exchange Law" as of September 30, 2007, and (ii) a change in the numbering of provisions of the applicable listing rule, because the provisions of the former "Regulation on Timely Disclosure of Corporate Information of Issuers of Listed Securities" were incorporated into the "Listing Rule" as of November 1, 2007.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Very truly yours,

Chugai Pharmaceutical Co., Ltd.

By: 
Name: Toshihiko Tsuchiya
Title: General Manager of
General Affairs Department

Enclosure

RECEIVED
MAY 22 P 2: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents

1. Annual Report for the year ending December 31, 2007 (Attachment 1)

2. Facts and Figures 2007 (Attachment 2)

B. Japanese Language Documents

1. Brief announcement of consolidated financial statements (non-audited) for the fiscal year 2007. 12 ending December 31, 2007, dated January 30, 2008 (English translation as Attachment 3)

2. Supplementary materials for consolidated financial results for the fiscal year ending December 31, 2007, dated January 30, 2008 (English translation as Attachment 4)

3. Amendment to the supplementary materials for consolidated financial results for the fiscal year ending December 31, 2007, dated March 25, 2008 (English translation as Attachment 5)

4. FY 2007 consolidated financial overview (materials for explanation), dated January 30, 2008 (English translation as Attachment 6)

5. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with Tokyo Stock Exchange on which the common stock of the Company is listed and which are made public by Tokyo Stock Exchange)

   a. Document titled "Executive Announcement" dated January 11, 2008 (English translation as Attachment 7)

   b. Document titled "Executive Announcement" dated January 30, 2008 (brief description of which is set forth in Exhibit B)

   c. Document titled "F. Hoffmann-La Roche Announces Financial Results for Fiscal 2007" dated January 30, 2008 (English translation as Attachment 8)

   d. Document titled "Announcement concerning Distribution of Dividends" dated January 30, 2008 (brief description of which is set forth in Exhibit B)

   e. Document titled "Relationship with the Parent Company and Related Parties" dated March 27, 2008 (brief description of which is set forth in Exhibit B)

6. Annual Securities Report, dated March 27, 2008, for the fiscal period commencing January 1, 2007 and ending December 31, 2007 (brief description of which is set forth in Exhibit B)

7. Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2007 and ending December 31, 2007 (brief description of which is set forth in Exhibit B)

8. Notice of Convocation, dated March 3, 2008, of the annual general meeting of shareholders for the business term ending December 31, 2007 (including balance sheet, income statement, and statement of changes in shareholders' equity and other net assets), and reference document concerning the annual general meeting of shareholders (Summary English translation as Attachment 9)

9. Notice of resolution of the 97th annual general meeting of shareholders, dated March 27, 2008 (Summary English translation as Attachment 10)

10. Confirmation of the adequacy of Annual Securities Report, dated March 27, 2008, for the fiscal period commencing January 1, 2007 and ending December 31, 2007 (brief description of which is set forth in Exhibit B)

11. Corporate Governance Report dated March 24, 2008 (brief description of which is set forth in Exhibit B)

12. Commercial Register (brief description of which is set forth in Exhibit B)

[End]

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Executive Announcement, dated January 30, 2008

The Company announces that, subject to approval of the 97th general shareholders meeting held on March 27, 2008, Mr. Christopher Murray is to be a Member of the Board and an Executive Vice President of the Company as of March 27, 2008, and that Mr. Naotaka Nakamura is to be a Member of the Board and a General Manager of the Sales Division of the Company as of March 27, 2008. Yasuo Maeno, a Member of the Board is to resign his post as of March 27, 2008.

2. Announcement concerning Distribution of Dividends, dated January 30, 2008

The Company announces that the Board of Directors' meeting held on January 30, 2008 resolved that, with respect to distribution of dividends whose record date is December 31, 2007: a) the amount of such distribution per share is to be 15 yen; b) the aggregate amount of such dividends is to be 8,172 million yen; c) the effective date is to be March 28, 2008; and d) the dividend resource is to be earning surplus.

3. Relationship with the Parent Company and Related Parties, dated March 27, 2008

This document contains information concerning: a) the corporate names of the parent companies; b) the corporate name of the most influential parent company and the reason of the influence; c) the position of the Company in the parent companies' group, and other relations with the parent companies; and d) transactions with the parent companies and related parties.

4. Annual Securities Report (including audited financial statements), dated March 27, 2008, for the fiscal period commencing January 1, 2007, and ending December 31, 2007

Under the Financial Instruments and Exchange Law (the "FIEL"), the Company is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the FIEL.

The information contained in the above-referenced Annual Securities Report includes, *inter alia*, the outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ending December 31, 2007. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ending December 31, 2007 are also included in the report (an English translation of such financial statements is included in the brief announcements of consolidated financial statements for the fiscal year ending December 31, 2007, and the supplementary materials for consolidated financial results for the fiscal year ending December 31, 2007, all of which were submitted to the Securities and Exchange Commission on January 30, 2008)

5. Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2007 and ending December 31, 2007

An Annual Business Report is not required to be prepared, made public or distributed to shareholders under the Japanese laws. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced Annual Business Report are a brief summary of business conditions and financial statements.

6. Confirmation of the adequacy of Annual Securities Report, dated March 31, 2008, for the fiscal period commencing January 1, 2007 and ending December 31, 2007

Under the Listing Rules of the Tokyo Stock Exchange (the "Listing Rules"), the Company is required to file with the Tokyo Stock Exchange a Confirmation of the adequacy of an Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report. A Confirmation of the adequacy of an Annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rules.

7. Corporate Governance Report dated March 24, 2008

Under the Listing Rules, in the event the Corporate Governance Report must be amended, the Company is required to file with the Tokyo Stock Exchange a revision of the Corporate Governance Report. A revision of the Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rules.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

8. Commercial Register

A Commercial Register is administered by the Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

[End]

File Number: 82-34668

RECEIVED
2008 MAY 22 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit C

	Name of Report or Announcement	**Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule**	**Source of Requirement**
1)	Annual Securities Report (including Audited Consolidated and Non-Consolidated Financial Statements) and any amendment thereto (in Japanese)	Within three months after the end of the fiscal year (ending December 31) of each year	Articles 24, 24-2(1) and 25 of the Financial Instruments and Exchange Law of Japan (the "FIEL")
2)	Confirmation Statement Concerning Matters Stated in Annual Securities Report, Quarterly Report or Semi-Annual Securities Report and any amendment thereto (in Japanese)	At the same time as the Annual Securities Report, Quarterly Report or Semi-Annual Securities Report	Articles 24-4-2, 24-4-3 (1), 24-4-8, 24-5-2 and 25 of the FIEL
3)	Report on Internal Control and any amendment thereto (in Japanese)	At the same time as the Annual Securities Report	Articles 24-4-4, 24-4-5 (1) and 25 of the FIEL
4)	Quarterly Report (including Consolidated Quarterly Financial Statements) and any amendment thereto (in Japanese)	Within forty five days after the end of each quarter	Articles 24-4-7 and 25 of the FIEL
5)	Semi-Annual Securities Report (including Consolidated and Non-Consolidated Interim Financial Statements) and any amendment thereto (in Japanese)	Within three months after the end of the interim period (ending June 30) of each year	Articles 24-5(1), 24-5(5) and 25 of the FIEL
6)	Securities Registration Statement and any amendment thereto, or Shelf Registration Statement, any amendment thereto and supplemental documents thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the FIEL	Articles 4, 5, 7, 23-3, 23-4, 23-8 and 25 of the FIEL
7)	Extraordinary Report and any amendment thereto (in Japanese) (if any)	Without delay after the occurrence of certain events designated in the FIEL	Articles 24-5(4), 24-5(5) and 25 of the FIEL

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
8)	Tender Offer Registration Statement and any amendment thereto (in Japanese) (if any)	Prior to such tender offer	Articles 27-3, 27-8, 27-14 and 27-22-2(2) of the FIEL
9)	Opinion Statement Report on Tender Offer and any amendment thereto (in Japanese) (if any)	Promptly after the target company of the tender offer makes public or represents to its shareholders an opinion regarding such tender offer	Articles 27-10 and 27-14 of the FIEL
10)	Answer Statement Report Concerning Tender Offer and any amendment thereto (in Japanese) (if any)	Within five days after the receipt of the opinion statement report concerning tender offer	Articles 27-10 and 27-14 of the FIEL
11)	Report Concerning Tender Offer and any amendment thereto (in Japanese) (if any)	Promptly after completion of such tender offer	Articles 27-13 and 27-14 of the FIEL
12)	Report on Acquisition of the Company's Own Shares and any amendment thereto (in Japanese) (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the FIEL
13)	Report on Bulk Holding and any	Within five business days	Articles 27-23 and

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	change or amendment thereto (if any)	after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, etc.) of any other listed company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	27-25 of the FIEL
14)	Brief Announcement of Annual Financial Statements (Consolidate and Non-Consolidated) (in Japanese)	Promptly after the settlement of financial results	Article 404(1) of the Listing Rules of the Tokyo Stock Exchange (the "Listing Rules")
15)	Brief Announcement of Interim Financial Statements (Consolidated and Non-Consolidated) (in Japanese)	Promptly after the settlement of interim financial results	Article 404(1) of the Listing Rules
16)	Brief Announcement of Quarterly Financial Statements (Consolidated) (in Japanese)	Promptly after the settlement of first and third quarterly financial results	Article 404(2) of the Listing Rules
17)	Notice and documents with respect to material issues concerning the Company which may have a significant impact on an investor's decision (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Listing Rules	The Listing Rules
18)	Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
19)	Annual Business Report to	None	None

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	Shareholders (including Summary Annual Financial Statements) (in Japanese)		
20)	Semi-Annual Business Report to Shareholders (including Summary Semi-Annual Financial Statements) (in Japanese) (if any)	None	None
21)	Annual Report (in English) (if any)	None	None
22)	Corporate Facts and Figures (in English) (if any)	None	None
23)	Articles of Incorporation (in Japanese)	Immediately after any amendment to the Articles of Incorporation is made	Article of 420 of the Listing Rules
24)	Commercial Register (administered by the Legal Affairs Bureau and containing information such as the trade name, business purposes, number of authorized shares, the locations of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	Within two weeks from the time when any change to the registered information is generally required to be registered	Articles 911 and 915 of the Company Law
25)	Convocation Notice of Ordinary General Meeting of Shareholders (including balance sheets, profit and loss statements, statements of changes in equity and Business Report (*jigyo houkoku*)), reference materials for exercise of voting rights and voting cards (in	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	Japanese)		
26)	Convocation Notice of Extraordinary General Meeting of Shareholders, reference materials for exercise of voting rights and voting cards (in Japanese) (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
27)	Statutory notices to the shareholders (other than "25" and "26" above) (in Japanese)	At such time as required by the Company Law	The Company Law
28)	Notice of Resolutions of General Meeting of Shareholders (in Japanese)	None	None
29)	Voluntary notices to the shareholders (in Japanese) (if any)	None	None
30)	Statutory public notices (in Japanese)	At such time as required by the FIEL or the Company Law	The FIEL or the Company Law
31)	Voluntary public notices (in Japanese) (if any)	None	None
32)	Internet website: http://www.chugai-pharm.co.jp/ (in Japanese and English)	None	None
33)	Confirmation Statement of Adequacy of Annual Securities Report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 421 of the Listing Rules
34)	Affidavit of Timely Disclosure	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 418 of the Listing Rules

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
35)	Corporate Governance Report and any amendment thereto	Promptly after an occurrence of any of certain events designated in the Listing Rules	Article 419 of the Listing Rules


CHUGAI

Roche Group

CHUGAI PHARMACEUTICAL CO., LTD.

[Translated summary for informational purpose only]

March 27, 2008

To the Shareholders:

NOTICE OF RESOLUTION OF
THE 97th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 97th Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD.
(the "Company")
1-1, Nihonbashi-Muromachi 2-chome Chuo-ku,
Tokyo

PARTICULARS

Matters Reported:

1. The Business Report for the Business Term (January 1, 2007 to December 31, 2007), the Consolidated Financial Statements for the Business Term, and Accounting Documents for the Business Term;
2. The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

The contents of the above were reported.

Matters Resolved:

First Item of Business: Proposed Disposition of Surplus

This item was approved and resolved as originally proposed. Disposition of surplus for the end of the Term was decided to be 15 yen per share of common stock of the Company, or 8,172,072,225 yen in an aggregate amount.

Second Item of Business: Election of Eleven (11) Directors

This item was approved and resolved as originally proposed.
Nine Directors, namely, Mr. Osamu Nagayama, Mr. Motoo Ueno, Mr. Ryuzo Kodama, Dr. Tatsumi Yamazaki, Mr. Harutaka Fujita, Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. William M. Burns, and Dr. Erich Hunziker were reelected and all assumed their respective offices.
Two Directors, namely, Mr. Christopher Murray and Mr. Naotaka Nakamura were newly elected and assumed their offices.
Four Directors, namely, Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. William M. Burns, and Dr. Erich Hunziker satisfy the condition of external Directors.

Third Item of Business: Election of Two (2) Corporate Auditors

This item was approved and resolved as originally proposed.
Two Corporate Auditors, namely, Mr. Yasunori Fujii and Mr. Toshio Kobayashi were reelected and assumed their offices.
Both Mr. Yasunori Fujii and Mr. Toshio Kobayashi satisfy the condition of external Corporate Auditors.

Fourth Item of Business: Granting of Retirement Gratuity to Retired Director

This item was approved and resolved as originally proposed.
Retirement gratuity be granted to Mr. Yasuo Maeno, who retired from the position of Director, to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward his valuable services to the Company. The determination of a specific amount, the date of presentation, and methods thereof, etc. are entrusted to the Board of Directors.

- End -

END